

Bally TECHNOLOGIES®

2013 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


Bally
TECHNOLOGIES

Commission File Number 001-31558

BALLY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

NEVADA	**88-0104066**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6601 S. Bermuda Rd. Las Vegas, Nevada 89119
(Address of principal executive offices)

(702) 584-7700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act). (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common stock, $0.10 par value, held by non-affiliates of the registrant, computed based on the closing sale price as of December 31, 2012 of $44.71 per share as reported by the New York Stock Exchange, was approximately $1,799,000,000.

According to the records of the registrant's registrar and transfer agent, the number of shares of the registrant's common stock outstanding as of August 20, 2013 was 38,890,000, which does not include 26,474,000 shares held in treasury.

Documents Incorporated by Reference: Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended June 30, 2013, are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

BALLY TECHNOLOGIES, INC.
FORM 10-K
Year Ended June 30, 2013

Forward Looking Statements

Certain statements made or incorporated by reference in this Annual Report on Form 10-K, in our other filings with the Securities and Exchange Commission ("SEC"), in our press releases and in statements made by or with the approval of authorized personnel constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor created thereby. Forward looking statements reflect our intent, belief or current expectations with respect to, among other things, future events and financial trends affecting us. Forward looking statements are typically identified by words such as "believes," "estimates," "expects," "anticipates," "plans," "should," "would" and similar expressions.

Although we believe the expectations reflected in any forward looking statements are reasonable, readers are cautioned that forward looking statements involve known and unknown risks and uncertainties, are not guarantees of future performance and that actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. These differences can arise as a result of a number of risks, including those described in Item 1A, Risk Factors.

Forward looking statements in this Annual Report on Form 10-K speak only as of the date hereof, and forward looking statements in documents incorporated by reference speak only as of the date of those documents. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we cannot ensure that the forward looking statements contained in this Annual Report on Form 10-K will, in fact, transpire.

Unless the context requires otherwise, the terms "Bally," the "Company," "we" and "our" as used in this Annual Report on Form 10-K refer to Bally Technologies, Inc. and its subsidiaries.

PART I

ITEM 1. BUSINESS

General

Bally Technologies, Inc. is a diversified global gaming company that designs, manufactures, operates, and distributes advanced technology-based gaming devices, systems server-based solutions, custom mobile applications, and interactive applications. Our innovations and technology solutions allow our customers to more effectively manage their operations using our wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools. We also provide hardware, including spinning-reel and video gaming devices, specialty gaming devices, and wide-area progressive ("WAP") systems. We support customers that include traditional land-based, riverboat, and Native American casinos, video lottery and central determination markets.

We were founded in Chicago, Illinois in 1932 as Bally Manufacturing Corp. The Company was incorporated in Nevada on September 30, 1968, under the name Advanced Patent Technologies. Following two other name changes, we became Alliance Gaming Corporation on December 19, 1994, and on March 6, 2006, we changed our name to Bally Technologies, Inc. Our principal executive offices are located at 6601 South Bermuda Road, Las Vegas, Nevada 89119; telephone (702) 584-7700. Our website is www.BallyTech.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings are available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Company and Product Overview

We derive our revenue from the following:

	Year Ended June 30,					
	2013		2012		2011	
	(dollars in millions)					
Gaming Equipment	$339.8	34%	$310.7	35%	$246.6	33%
Gaming Operations	405.0	41%	357.4	41%	318.6	42%
Systems	252.2	25%	211.7	24%	193.0	25%
	$997.0	100%	$879.8	100%	$758.2	100%

- *Gaming Equipment*—Sale of gaming devices and related equipment, parts and conversion kits;
- *Gaming Operations*—Operation of linked progressive systems, video lottery and centrally determined systems, and the rental of gaming devices and content; and
- *Systems* —Sale and support of specialized systems-based software, hardware and interactive products and related recurring maintenance revenue.

Our gaming equipment, gaming operations, and systems product lines have increasingly converged with the proliferation of high-speed networks. Key innovation drivers in our industry are Ethernet-based gaming floors, downloadable and server-based games and applications, and open protocols and common industry standards in game and system development, such as Gaming Standard Association (“GSA”) protocols. Players benefit from these advances by gaining more exciting experiences, better communication from casino owners, and superior customer service from gaming operators. Our customers benefit through operational efficiencies that can increase their profits and streamline their operations as well as new ways to drive excitement and play on the casino floor through the ability to do systems-based floor-wide promotions and slot tournaments.

The Bally Innovation Lab leads initiatives for new and emerging technologies. This research and development (“R&D”) lab focuses on emerging technologies to produce our new products and enhanced features. Its mission is to accelerate the commercial deployment of the most cutting-edge, technology-based gaming devices, content, and systems on the market.

We focus on the convergence of games and systems in five key ways:

- **Backward compatibility.** The majority of our latest systems, as well as and network- and server-based solutions, are designed to work on most existing gaming devices.
- **Pro Series™ cabinets with ALPHA 2™ technology.** Our newest cabinets feature a library of game content, a support network, and server-based applications.
- **iVIEW™ and iVIEW Display Manager (“DM”)™.** In-game picture-in-picture style technology supports an array of network and server-based applications designed to add excitement and interactivity on the gaming floor.
- **Elite Bonusing Suite™.** A library of systems-based bonusing applications for use on the iVIEW and iVIEW DM in-game player-user-interface, offers similar game content and some of the same play mechanics utilized by our gaming-device content, but for floor-wide, secondary bonusing events.

- **Bally Command Center™.** This powerful, server-based solution lets users download game content, iVIEW DM content and events, and peripheral updates at the touch of a button, dramatically increasing operating efficiency and enabling gaming operators to respond rapidly to the current business environment.

A gaming device consists of three elements:

- **Cabinet hardware**—the outside presentation cabinetry that houses the operating system and content software. This is how players interact with games.
- **Operating system, or platform**—a set of software programs inside the gaming cabinet hardware that regulate how the game application software programs utilize the hardware. It acts as an intermediary between application programs, the content, and the hardware.
- **Content**—individual game titles and features. Content drives the gaming experience for players.

Gaming devices are differentiated by a number of factors, such as game theme and layout, play mechanics, cabinet style, pay table, betting denomination, and minimum/maximum betting amount. We believe that the key to gaining market share is coupling superior customer service with leading-edge gaming cabinet hardware, content, and networks that offer high entertainment value and key operational advantages.

Game Cabinet Hardware

Our commitment to being a leader in technology is evident in our game cabinet hardware. Substantial efforts in product development, including internal, customer and end-player testing, has produced a variety of cabinet styles that house innovative features and layouts in both spinning-reel and video formats. The goal of our hardware development efforts is to maximize player appeal, product reliability, component commonality, and ease of maintenance. To that end, we dedicate hardware development resources to innovations in cabinet style, technical capability, controller circuit board design and programming, as well as user-interface devices such as card readers, keypads, button decks, and displays. We created a modular, extendible hardware and software architecture to help developers achieve greater efficiency, functionality and reliability. Development cycles can range from a few months for minor revisions, to more than a year for major design changes.

Pro Series Cabinets

We introduced the Pro Series cabinets, our latest generation design, in June 2010. Prior to the introduction of the Pro Series we marketed our cabinets under our ALPHA Elite™ brand. The Pro Series is currently available in upright, slant, spinning-reel, Curve, V32, V22/32, V22/42, and the soon to be released Pro Wave with a unique 40-inch curved touchscreen monitor. They come with groundbreaking features such as the touch-screen, iDeck™, which replaces a standard button deck; custom, four-speaker high-definition ("HD") surround-sound stereo, designed to cut through noisy casino environments and target sound to the player; exterior lighting and a super candle light crowning the game, both synchronized to game play; a shared single entry for currency, tickets, and cash-outs; a 15-inch Pro Series digital topper with game-synchronized LCD video display; and vertically opening doors that make it easier to service games without interrupting adjacent games. We can configure the top-box in Pro Series cabinets in a variety of ways including with upright wheel, as a hammerhead with an oversized 32-inch cinematic display, using the commanding digital ladder 32-inch HD video display, and the soon to be released 42-inch vertical display.

The Pro Curve Upright, which emulates a spinning-reel cabinet, but is actually a video slot machine with a curved LCD display, features a breakthrough video-reel technology. A 20-inch LCD display, curved just like physical reels, delivers a realistic spinning-reel experience in a video slot. The reels look, feel, and play like traditional reels, but are actually video screens, and are an ideal solution for video-only jurisdictions that want to offer their customers a traditional spinning-reel experience.

Game Platform

Each gaming device requires a game platform to manage the device hardware and deliver the game content. Changes in technology, consumer demand, capacity, security, and regulations, among other factors, drive innovations in game play. We update our game platforms and the related computer systems to keep pace with the ever-increasing complexity of current game-play requirements.

We currently support two gaming platforms; the ALPHA and the ALPHA 2. Launched in June 2010, the ALPHA 2 builds on the success, and reliability of the original ALPHA platform. ALPHA and ALPHA 2 were designed to support industry protocols, as well as various kinds of game bonuses and multi-denomination, multi-game and multi-pay table game configurations. It can operate with stand-alone, local, and wide-area progressive products.

The ALPHA 2 platform incorporated all the attributes of ALPHA, which featured a layered architecture and modular design, allowing for adaptability and simplified requirement changes, while adding significantly faster and richer features, such as an INTEL® Core™ 2 processor; four gigabytes of dual-channel memory; Realtek™ HD audio; and leading video technology. This powerful platform enables dramatic new levels of interactivity, visual quality, and performance. The result is a more compelling gaming experience for players, including three-dimensional ("3D") graphics and animations. ALPHA 2 supports both existing and new game content, as well as network and server-based applications. It is operable with the Bally Command Center, discussed in detail below, which enables downloadable access to our game content via a central server. While transitioning to ALPHA 2 as our standard game platform for the majority of our game cabinets, we will continue to support the ALPHA platform.

Game Development and Game Content

We have decades of experience developing entertainment content for gaming operators, video lottery, and central-determination markets around the globe. Our game content features original themes, licensed themes using well-known brands, and adaptations of well-known Bally brands such as Cash Spin™, Hot Shot®, Quick Hit™, and Blazing 7s™ that can be found on most casino floors in North America and in many international markets. We have deployed our game content across wide-area progressive, local-area, and near-area progressive slots, spinning-reel and video gaming devices, specialty gaming devices, and multi-suite games. Our game-development teams cover the globe, with centers in Arizona, California, Nevada, Australia, and India. This diversification enables us to meet the demands of the markets in which we do business and develop market-specific game content.

The software development process for new game content, including graphics development, is continuous and requires a significant commitment of human resources. Creativity in software development is a key element in the market success and player appeal of our game content and gaming devices. Innovations in our development process and game design are generated internally and with the support of customers, and third parties, many of whom have entered into strategic relationships with us. Additionally, we have partnered with several internationally known brands, such as NASCAR, Pawn Stars, Michael Jackson, GREASE, Betty Boop, and the Playboy franchise.

We continue to add more entertaining, interactive, and complex play mechanics to our games, including features such as locking hot zone, free games with additional multipliers, rolling wilds, memory pay, multi-level progressives, free games, bonus bets, bonus spins, stacked wilds, mystery progressives, locked symbol bonuses, second-chance features, asset giveaways, multi-player, community play, U-Spin™ player interaction, random bonus features, and the new arcade-like play mechanic which enables players to touch and roll balls on the game screen in our new SKEE-BALL® video slot.

Our game developers are also focused on developing highly interactive content for the iDeck touch-screen button deck, making it another interactive channel and display on the gaming device. The iDeck content is often synchronized with game play, adding even more entertainment and interaction to the player experience.

Game Parts and Conversion Kits

Our gaming device customers typically purchase replacement parts, upgrades, game conversion kits, and other products from us to keep the devices in good working order and enhance their underlying performance. Certain equipment within gaming devices, such as video monitors, bill validators, logic boards, and printers, may also be replaced as a result of wear and tear or new technology offerings by our suppliers. These sales may also include game conversion kits that provide our customers the opportunity to offer a new game theme or variant on the existing product without the necessity of purchasing a new gaming device. Our Pro Series cabinets, with their all-digital displays and iDeck digital, configurable touch-screen button deck, make game conversions easy and cost-effective for casino operators as they do not have to change the button configuration or replace game glass.

Maintenance, Trade, and Resale Market

We generally offer a 90-day parts, labor, and performance warranty/guarantee for new gaming devices. We provide several after-sale services to our customers, including customer education programs, a 24-hour customer service telephone hotline, a website for technical support, field service-support programs, and spare parts programs. Our historical warranty expense as a percentage of revenues has been less than 1 percent.

From time to time, we also sell used gaming devices, including products made by us as well as those produced by our competitors. Generally, we acquire used devices as trade-ins toward the purchase of new gaming devices. While there is a small secondary market for used devices in the U.S., they are typically resold in international markets where new device purchases may be too costly. Where appropriate, we incur costs to recondition used devices for resale or we may elect to destroy and recycle materials whenever possible.

Gaming Operations

We understand that each customer has its own particular needs based on its business and market. Through our Gaming Operations, we offer gaming operators a wide range of rental (also known as participation or recurring revenue) options for our gaming devices and content. Operating gaming devices under a rental arrangement often requires us to invest significant capital in manufacturing the gaming device and related equipment, purchasing signs and seating, and, in certain cases, acquiring intellectual property rights. These rental devices are available as linked progressive systems, rental and daily-fee games, video lottery systems, and centrally determined systems.

Linked Progressive Systems

We offer our customers gaming devices featuring a common jackpot or prize award that can be linked (within a casino, in a local-area network, or among multiple casinos within a market or jurisdiction) in a wide-area network. We typically offer progressive gaming devices to customers under a daily-fee arrangement based on a percentage of the money wagered on the participating gaming devices. In many cases, we use a portion of these revenues to fund the ultimate payment of the jackpot awards. We market our linked progressive systems under titles such as 1,000,000 Degrees™, Golden Pharaoh™, Betty Boop's Love Meter™, Money Vault™, Instant Fortune™, Ultimate Tower of Power™, and Quarter Million$s Tower of Power™. In fiscal year 2012, we introduced our new Cash Connection™ WAP and continue to add identifiable brands as well as in-house brands to the Cash Connection WAP, inclusive of Michael Jackson King of Pop™, NASCAR®, Betty Boop's Fortune Teller™, GREASE™, Hot Shot Progressive Dual Wheel™ and Cash Spin Jackpot™. As of June 30, 2013, we had a total of 2,463 linked progressive systems.

Rental and Daily-Fee Games

We offer a variety of non-linked games and content on a rental basis for either a fixed daily fee or a fee based on the percentage of the net win generated by the gaming device. Many of the games we market and offer under WAP are also made available on a flat-fee near-area progressives ("NAP") included in this category. This category includes both gaming devices in which we retain ownership and charge a daily fee for the use of the gaming device, and gaming devices our customers purchase which are classified as game sales revenue. Gaming devices in which we retain ownership and charge a daily fee include rental and maintenance of the gaming device and licensing of the game content. For gaming devices our customers purchase, we provide the game content under a usage-fee arrangement that results in a lower daily-fee than leasing the entire gaming device. We market our rental and daily-fee games under titles including Money Talks™, Money Wheel™, Vegas Hits Roadtrip™, Cash Spin, Hot Spin™, Vegas Hits™, Cash Wizard™, Cash Wizard Tiki Magic, Ultimate Tower of Power, Hot Shot Progressive Cash Wheel™, Fireball™, 77777 Jackpot™, Reel Money™, Hot Shot Progressive®, Quick Hit Platinum™, Reel Winners™, Hee Haw®, and Monte Carlo™, among others. As of June 30, 2013, we had a total installed base of rental and daily fee games of 14,855 units.

Video Lottery Systems

We offer video and spinning-reel devices that can operate either as stand-alone devices or as units that interact with (or can be monitored by) a central system maintained by government agencies. The financial model for this market requires us to build, deploy, and maintain the devices, along with providing the related equipment in return for a share of the net win generated by the device for a contractually fixed period of time.

Through a competitive bidding process, we, and prior to our acquisition thereof in March 2004, Sierra Design Group ("SDG"), were each awarded approximately 25 percent of the initial New York State Lottery ("NYSL") terminals to be installed at horseracing facilities throughout the state. As of June 30, 2013, we earned recurring revenue from our installed base of 8,908 video lottery devices and 646 electronic table games operated by NYSL. We also earn recurring revenues from 1,236 video lottery devices deployed at horseracing and other gaming facilities under agreements with the Delaware State Lottery Commission, 1,175 video lottery devices and 81 electronic table games deployed at Maryland State Lottery Commission locations, and 527 video lottery devices located in Italy.

Centrally Determined Systems

We offer video and spinning-reel devices that connect to a central server, which determines the outcome of the games. These systems primarily operate in Native American casinos in Washington, Oklahoma, and Florida, as well as Mexico. In some of these jurisdictions, our customers purchase our gaming devices and we classify the purchases as game sales revenues. In other jurisdictions, our customers rent the gaming device and we classify the rental payments as gaming operations revenues. In each case, for the use of our central determination software, we receive either a fixed daily fee or a percentage of the net win generated by the devices connected to the system. As of June 30, 2013, the total installed base of gaming devices connected to our centrally determined systems totaled 35,284. The installed base of centrally determined systems has declined over the past two fiscal years as certain customers have upgraded these systems to utilize more sophisticated player tracking, bonus and marketing applications, and are now covered under systems maintenance.

In December 2005, we began selling centrally determined gaming devices in Mexico. In that market, we sell gaming devices for an upfront fee, and classify the purchases as game sales revenues. We also derive a daily fee equal to a percentage of the net win for providing a system network, gaming content, and monitoring, maintenance and consulting. As of June 30, 2013, 8,829 of the total installed base of gaming devices connected to our centrally determined systems were deployed in Mexico. Included in the total installed base of centrally determined games in Mexico are 5,510 iVIEW in-game player-communication units installed in non-Bally games, in which we charge a system connection fee. The total installed base of centrally determined games noted above includes the iVIEW units in Mexico.

System Solutions

We offer core, industry-leading slot, casino and table management systems (collectively, "casino management systems") that help our customers improve communication with players, add excitement to the gaming floor, and enhance operating efficiencies through greater automation, reporting, and business intelligence. Our comprehensive suite of cutting-edge technology solutions provides gaming operations of every size with a wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools to more effectively manage their operations. We also provide technologies to deploy a networked, server-based gaming environment, complete with a command center solution for centralized management and control.

Our systems have evolved in recent years as we have taken significant steps to improve our casino management systems offerings, releasing a powerful new platform re-engineered to game-changing technology levels. This new core system platform provides gaming operators with easy-to-use graphical interfaces; vertical and horizontal scalability; state-of-the-art distributed architectures; and support for multiple languages and currencies.

Today, there are more than 350 casinos that have installed Version 11 and Version 12 of our new core system platform. The improvements in our core systems platforms resulted in a reliable and scalable foundation of slot, casino and table management systems. This solid, world-class core infrastructure and a unified strategic product roadmap have enabled us to implement new and innovative solutions for marketing, bonusing, and server-based gaming. We offer several innovative products on our new system platform including new bonusing applications within our Elite Bonusing Suite; predictive analytics within our Bally Business Intelligence™; and intelligent way-finding within Bally CoolSign®.

Over the past several years, gaming content and systems applications have merged into a single gaming-floor network architecture. In response, the functionality of our systems has evolved from basic automation of manual activities to highly integrated applications. Using our systems, gaming operators gain useful features such as active, real-time monitoring tools for gaming devices, tools to collect and manage customer data, security to protect against theft and data loss, the ability to track and reward players, and marketing programs to enhance the gaming experience.

As the gaming industry continues to evolve, some operators have embraced new server-based and high-speed network technology. Many have opened new operations that employ high-speed Ethernet connections on their floors, and many others are upgrading to high-speed networks. We partner with our customers to help them add network and server-based solutions to their existing systems, whether on a floor-wide basis, in smaller sections of the floor, or on selected banks of games. Once installed, these solutions increase efficiency and labor savings. More importantly, they provide operators with new and more efficient ways to communicate with their players. By marketing at the point-of-play and delivering floor-wide tournaments, bonusing events, and second-way-to-win games, operators increase their return on investment and create even more excitement for players across the gaming floor.

We believe we are the only provider in the industry that offers such a wide selection of technology platform options to its customers. There are more than 450,000 gaming connections to our Systems at more than 650 locations around the world.

Our Systems business comprises three key facets:

- Hardware, including our iVIEW and iVIEW Display Manager (DM) player-user-interface devices and specialized system-based products. Over the last two fiscal years, hardware sales have accounted for approximately 30 percent of Systems revenue;
- Software and services, including licenses of our core systems and suite of player tracking, bonusing, and marketing applications and customized system solutions. Over the last two fiscal years, sales of software and services accounted for approximately 34 percent of Systems revenue;
- Maintenance, providing access to future enhancements or upgrades to the system software for a fee based on a percent of the license fee. Over the last two fiscal years, ongoing maintenance fees accounted for approximately 36 percent of Systems revenue.

Casino Management Systems

The various system-based hardware and software products in our casino management systems offer gaming operators many benefits including: player-loyalty solutions that are comparable to frequent guest programs found in other leisure and retail industries; database marketing and table-game accounting solutions including the calculation of all revenue and expense-related items; and cage and credit accountability for all extensions of cage and credit cash balancing functions. We designed and deployed these systems in both domestic and international markets so that they would be and adaptable to foreign languages and currencies.

Our solutions, which support GSA protocols, operate on common platforms such as Windows ®, AS/400 (iSeries®), Linux, and UNIX. By supporting these platforms, we allow our customers to choose a technology solution that meets their existing or future infrastructure requirements.

We design our slot-management systems with features for handling slot monitoring, accounting, and operations, as well as bonusing, sweepstakes, promotions, cashless transfer, ticketing, jackpots, promotional coupons, redemptions, and soft count. Our TableView real-time table-rating and player-tracking solution takes automated management of table-game activities directly to the casino pit with a high-tech touch screen.

The Bally Business Intelligence applications, which span across all our casino management systems, bring state-of-the-art data analytics to a gaming operator's key executive and marketing-management teams. Executive dashboards, slot floor data, and transaction visualization, empower gaming operators to analyze customer activity and make quick decisions about products, floor layouts, and marketing programs that can significantly enhance revenue and profits.

iVIEW Player-Communication Network

Our server-based iVIEW network serves as a way to communicate with players directly at the point-of-play. This network allows gaming operators to present messages in a split or full screen format on the main game display of any touch-screen- equipped gaming device without interrupting traditional game play. We created picture-in-picture-style technology, using an LCD screen and accompanying hardware and software that reside in the gaming device, for the iVIEW DM player-user-interface (also operating on the iVIEW network).

Our iVIEW network also works with our Bally Command Center for server-based download of content, our Elite Bonusing Suite of floor-wide bonusing applications, our Bally CoolSign media management solution, and other new technologies under development. iVIEW and iVIEW DM work on almost any manufacturers' gaming devices that have a touch screen and are backward and forward compatible, so they protect operators' invested capital.

The iVIEW DM solution, with all its capabilities, is especially effective for marketing to players at the point of play. This picture-in-picture-style technology facilitates enhanced communication and customer-service functions such as beverage service, floor mapping, and real-time perishable promotions without interrupting game play. iVIEW DM can also be used to create excitement on the casino floor with floor-wide bonusing events; game-in-games; second-chance-to-win games; floor-wide slot tournaments; interactive virtual racing events; time-based promotions; targeted, customized player messaging; and bonuses on birthdays, anniversaries and holidays. iVIEW and iVIEW DM can even work in conjunction with the casino's player data to offer customized content based on gender, age, and provide player preferences.

We can implement iVIEW DM across entire gaming floors, in smaller sections of floors, or bank-by-bank based on casino operator preference and capital budgets.

Elite Bonusing Suite

The Elite Bonusing Suite gives our customers a way to reward their patrons right at the point-of-play via the iVIEW network. This technology retains current players, attracts new ones, and increases player value. Bonusing applications on the Elite Bonusing Suite server allow operators to tailor and automate promotions using server-based applications such as Virtual Racing™, DM Tournaments™, U-Spin Bonusing™, Power Winners™, Dynamic Random Bonusing™, Video Poker Bonusing™, iVIEW Messaging™, Flex Rewards™, and Lucky Match Bonusing™.

Bally CoolSign Media Management Solution

We believe Bally CoolSign is the gaming industry's leading gaming-centric media-management tool that enables gaming promotions and/or gaming information, triggered through any of our products, to be displayed onto any digital display in the casino resort or the casino enterprise. Through digital signage that integrates with lighting and sound systems, CoolSign adds excitement to the casino floor and across the casino resort, even extending to compatible outdoor displays.

Casinos that offer the iVIEW, iVIEW DM, and CoolSign products often use these products in concert to create powerful, floor-wide virtual-racing, slot tournaments, and player-bonusing events so their patrons can fully experience the action and excitement not only on the gaming device, but on large media displays throughout the casino resort.

Bally Command Center

Our server-based command center enables gaming operators to download marketing content on iVIEW and iVIEW DM displays. They can also configure gaming device pay tables and game play options, deliver new game content and game libraries, and perform updates of game firmware such as ticket printers and bill acceptors in a matter of minutes via a central server, rather than having to implement updates on each device.

Systems-Delivered Floor-Wide Player Engagement and Bonusing Events

Casino operators consistently face the challenge of coming up with creative ways to attract and retain players, generate additional revenue, and increase retention rates. To overcome these challenges, casinos are using technology to change the player experience in their properties by communicating marketing promotions and special events to players directly on the game screen across banks of games, in sections of the casino, and even across the floor.

Using a combination of our iVIEW DM picture-in-picture player-user-interface and the Elite Bonusing Suite innovations, casino are creating exciting tournaments and special promotional events on demand to enhance the player experience and to build player loyalty. Casinos are enhancing the player experience using community floor-wide events through the Elite Bonusing Suite's Virtual Racing application to promote excitement and participation across the casino floor. Using the DM Tournaments' application, casinos are staging their tournaments as group or individual start events, and converting their games to regular-play mode in a matter of minutes. This flexibility allows operators to identify what machines will be placed in tournament mode and instead of physically having tournament machines on standby, any bank of machines or any individual machine on the gaming floor can become a tournament game almost instantaneously.

This backward-compatible player-centric bonusing technology supports multiple manufacturers' games with a touch-screen display. As a result, all players across properties can now have the same game experience no matter which manufacturer's machine they are playing. Beginning in fiscal year 2012, we partnered with casino operators hosting several Elite Bonusing Suite floor-wide player engagement and bonusing events. Each of these events not only increased return-on-investment and property exposure, but they also generated large crowds of players and helped to build and attain player loyalty without interrupting game play.

Interactive Solutions

Bally Interactive encompasses our mobile and online initiatives and related product offerings that provide operators a variety of solutions designed to help develop, deploy, and manage their interactive presence, or enhance their existing presence if already in place. By offering mobile and online play-for-free and wager-based gaming products, we expect to integrate our cross-platform solutions with core casino patron, slot-management, and business-intelligence systems. This "single view of the player" will give casino operators enterprise-wide analytics and the ability to employ multi-channel promotions and bonusing to patrons on the casino floor, at home, or on the move.

Online

Our online solutions are designed to enable casino operators the ability to offer players a complete online gaming experience through our iGaming Platform and Remote Gaming Server—whether it be play-for-free or wager-based gaming products on computers or mobile devices. Our open, cloud-based iGaming Platform enables operators to choose "best-in-class" poker, slot, table, and other gaming content from various providers. This content is delivered via our Remote Gaming Server, allowing access to the entire library of games and one-time integration. Our Remote Gaming Server in Europe is currently operating on 8 portals and 16 sites. We were the first in the United States to be awarded an online gaming license in the State of Nevada in June 2012 and have also received numerous online gaming licenses in other domestic and foreign jurisdictions.

Mobile

We offer or have created mobile apps and mobile websites for dozens of casinos around the world. Our apps are designed as casino "concierge" apps, providing operators the opportunity to attract new players, enhance their patrons' casino resort visit, and sell more to them via their phones or mobile tablets. Apps can include popular casino games, player's club sign-up and account information, hyper-targeted offers, show previews, room and restaurant bookings, feedback surveys, menus, interactive maps, and many other features. Utilizing our cloud-based mobile technology platform, casinos can manage their entire portfolio of mobile websites and native apps for iPhone®, iPad®, Android™ phone, Android™ tablet, BlackBerry®, and other devices from a single content management system.

Research and Development

Our R&D activities are directed toward the development of world-class games and systems technologies, continually evolving our product line. In addition, we devote R&D resources to researching future technologies and products. Due to our customer-centric nature, we also focus on custom development of applications and solutions for gaming operators. Often, these solutions become part of our general product portfolio.

Our R&D is far-reaching in scope, with major centers in Las Vegas and Reno, Nevada, and Bangalore and Chennai, India; and smaller centers in Nice, France and throughout North America. Various business groups across the globe execute our R&D initiatives, and we believe this decentralized approach enables us to more easily recruit and retain top talent to develop games and systems specific to each market. We centrally manage key cross-business group product initiatives to prioritize and align our R&D activities across these teams. In addition, we may augment our R&D initiatives through third-party development agreements with outside companies, or by entering into agreements with companies that have similar areas of focus.

Our total expenditures for R&D were $111.1 million, $96.2 million, and $88.1 million during the years ended June 30, 2013, 2012 and 2011, respectively, and has remained relatively consistent as a percentage of revenues during such periods. Our R&D expenditures over this three-year period reflect our corporate focus on our technology assets, the expansion of technical resources, and the competitive landscape that requires continuous development of future generations of gaming products and systems.

Sales and Marketing

Our direct sales force consists of approximately 60 employees located in multiple offices, primarily in North America. To a lesser extent, we also employ an independent distributor network to distribute our products. The agreements we have with distributors generally specify minimum purchases and provide that we may terminate the relationship if certain performance standards are not met.

We sell gaming devices throughout our fiscal year, and contracts may be for anything from a small quantity of units to several thousand. We conduct one-on-one meetings with our customers to demonstrate our products at their locations, host customers at private demonstrations in our offices or at offsite venues, and participate in a number of trade shows and conferences domestically and internationally each year. In certain cases, we respond to competitive requests for proposal from private and public entities seeking to purchase gaming equipment.

For casino enterprise system sales, we give our customers the option of signing separate hardware and software maintenance agreements at the time of sale. Typically, these agreements are for one-year terms and automatically renew unless canceled in writing by either party. After an initial warranty period, usually 90 days, we invoice customers monthly for hardware and software maintenance fees that provide for, among other things, repair or replacement of malfunctioning hardware, software version upgrades, and on-call support for software.

Often, the sale of enterprise systems is a long process, at times extending beyond one year. A potential systems customer usually will conduct a formal evaluation and selection of a vendor. The level of sales available to us at any time can vary materially due to a number of factors, including the capital budgets of our customers, availability of new product modules, timing associated with regulatory approvals, and the success and features contained in the products sold by our competitors. The price paid for a full system also can vary materially from customer to customer depending on factors, such as the size of the gaming operation and the complexity and number of functions contained in the system specified.

Global Marketing

Our global marketing program is designed to support our sales team providing branding, public relations, promotions, product marketing, and extensive market-research activities.

We build brand awareness and generate demand through our own direct marketing as well as co-marketing programs with our casino customers. We direct market through print, e-mail, and web-based advertising, as well as media relations, industry trade shows, conferences, and events, and gaming industry and player/consumer communications. We primarily target business audiences focusing on heightened awareness of and demand for our games and systems solutions.

We currently have 24 dedicated marketing team members, who conduct casino-operator and player research, and provide pre and post-product launch support, as well as corporate marketing support in the areas of internal and external communications, community relations, marketing events, international marketing, and graphic design. Over the past several years we have significantly increased our use of focus groups to support product development. These focus groups are an important tool for acquiring feedback on new and not-yet-released products before they are broadly released to the market; they allow us to make customer-driven improvements to products before we invest in widespread product releases.

Discontinued Operations

The Rainbow Casino, located in Vicksburg, Mississippi, began operations in July 1994. On June 8, 2010, we sold the Rainbow Casino for approximately $80.0 million in an all-cash transaction.

Product Markets

We believe that the total base of installed gaming devices in North America is approximately 987,000 units, with approximately 887,000 units in the U.S. alone. This total includes land-based, riverboat, and Native American casinos, as well as video lottery markets. Replacement of existing units, new casino openings or expansions, and the legalization of gaming in new markets are primary drivers of new sales opportunities for gaming devices in the U.S. and Canada. The gaming industry also continues to expand in international markets. Currently, our primary international markets are Europe, Latin America, South America, Mexico, and Asia-Pacific. We regularly evaluate opportunities to expand our business into additional international markets, examining the risks involved such as those described in Item 1A, Risk Factors.

We distribute our gaming devices through direct sales efforts and a small number of distribution arrangements. Staff conducts our international business primarily from offices in Amsterdam, Netherlands for customers in Europe; Puerto Rico for customers in the Caribbean and Latin America; Buenos Aires, Argentina for customers in South America; Mexico City for customers in Mexico; Macau, China for customers in Asia-Pacific; Sydney, Australia for customers in Australia and New Zealand; and Boksburg, South Africa for customers in South Africa.

The primary markets for casino enterprise systems are the U.S. and, to a lesser extent, Canada, South America, Europe, the Pacific Rim and the Caribbean/Latin America, but new international markets are constantly emerging. New casino openings, expansions, upgrades of existing facilities, and the competitive replacement of other systems overseas are increasing the market for casino enterprise systems across the globe. We also generate new system sales through the introduction of innovative hardware and software products. In many cases, domestic regulations require the implementation of a system as part of a customer's operational requirements; yet, international markets have only recently begun the full implementation of such systems. We believe, as these markets mature and grow more competitive, the use of systems will become more common.

Competition and Product Demand

The demand for gaming devices, content, and systems varies depending on the level of new construction and renovation of casinos as well as market and legislative conditions that might generate the need for new and replacement equipment and product innovation. For the year ended June 30, 2013, our 10 largest customers, including customers with multiple casino properties, accounted for approximately 25% of gaming device sales.

Regulatory requirements in each applicable jurisdiction drive the demand for casino enterprise systems, as do gaming operators' needs to properly track device and player activity, and to establish and compile individual device and player profitability and other demographic information to stay competitive. These capabilities enable casinos to develop or enhance marketing strategies. As more and more gaming operators move to high-speed networked floors, we expect the demand for new systems technologies to increase. Customers will replace older systems with new network and server-based systems solutions that enable activities such as centralized management and floor-wide events and tournaments on each gaming device. We derive revenues for casino enterprise systems from selling products to new and existing customers. For the year ended June 30, 2013, the 10 largest casino enterprise system customers, that include certain multi-site operators, accounted for approximately 47% of systems revenues, with the largest customer accounting for 9% of these revenues.

We compete with a number of domestic and international businesses in the geographic markets where we operate. Our ability to compete effectively depends on a number of factors including our product quality and depth, pricing, financing terms, regulatory approvals, the successful development and protection of intellectual property, and the success of our distribution, sales and service levels.

In the gaming device market, our competitors currently include Ainsworth Game Technology Ltd., Aristocrat Leisure Limited ("Aristocrat"), Aruze Gaming America, Inc., GTECH Holdings Corporation ("GTECH"), International Game Technology ("IGT"), Konami Co. Ltd. ("Konami"), Multimedia Games, Inc. ("MGAM"), Novomatic AG, Recreativos Franco, S.A., Unidesa Gaming and Systems, and WMS Industries, Inc. ("WMS").

The competition for casino enterprise systems is also significant. Product feature and functionality, accuracy, reliability, service level and pricing are among the factors that determine how successful providers are in selling their systems. Our principal competition in casino enterprise systems currently includes Aristocrat, IGT, Konami and several smaller providers in the international market. Competition is intense in this market due to the number of providers and the limited number of casinos and jurisdictions in which they operate.

Global Headquarters, Technology Campuses, Manufacturing and Assembly Operations

Global Headquarters

Our global headquarters is located in Las Vegas, Nevada at 6601 South Bermuda Road. Our approximately150,000 square foot facility is used for corporate administrative functions as well as to accommodate the design, assembly and distribution of gaming equipment and casino management systems' hardware and to meet product design demands and varying levels of volume requirements.

Las Vegas and Reno Technology Campus

We lease an additional 36,000 square feet of office space next door to our global headquarters facility in Las Vegas for a Technology Campus for our game development, advanced development, and project management teams. In addition, we lease approximately 83,000 square feet in Reno, Nevada, which provides a larger campus-style environment that accommodates the growth of our game development, system development, product management, and administrative functions in northern Nevada.

Bally Innovation Lab

Our global Innovation Lab is located in Pleasanton, California, a major suburb of San Francisco. This allows us to draw from the significant high-tech talent that resides in the Silicon Valley. In our Innovation Lab, a team of employees focus on researching and developing new gaming technologies, products, and the rapidly growing area of server-based systems gaming. The Innovation Lab capitalizes on our R&D talent across the globe and is dedicated to developing, testing, and deploying the newest technology.

Manufacturing and Assembly

Our assembly operations have common hardware components that provide greater flexibility in our assembly operations where each product family can be produced by an expanded set of assembly lines with fewer internal product differences and more streamlined testing.

We generally buy raw material inventory to build our gaming devices when we receive firm orders from our customers. To the extent possible, we also forecast the demand for our products to develop more efficient supply chains with our vendors. We create specifications and design nearly all of the major assemblies that are incorporated into our gaming devices.

We believe our primary offices and related facilities in Las Vegas, as well as process improvement initiatives implemented during the last few fiscal years, will enable us to increase production without adding significant floor space.

Patent, Copyright and Trade Secret Protection

We have been a long-standing participant in the development of intellectual property in our industry. While we do not believe that any single patent or series of patents or other intellectual property is crucial to our business, we use a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position, protect our products, and defend against litigious competitors. We have been granted over 475 patents related to games and systems, most of which are unexpired, and have approximately 600 patent applications pending in the United States as well as in many foreign countries. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, where such filings are commercially reasonable, within and outside the United States. We also seek protection for a large number of our products by registering hundreds of trademarks in the United States and various foreign countries. Under permission or license agreements with third parties, we also sell products covered by independently filed copyrights and trademarks. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in cost of gaming and systems in our consolidated financial statements.

Employees and Labor Relations

As of June 30, 2013, we and our subsidiaries employed approximately 3,443 individuals worldwide. The large majority of our employees are not represented by a labor union, and we believe that our current relations with our employees are satisfactory.

Financial Information

The other financial information that is required to be included in this Item 1, Business is set forth in Item 6, Selected Financial Data with respect to our revenues, profits and losses, and assets, and in Note 13 to the consolidated financial statements, *Segment and Geographical Information* with respect to domestic and foreign revenues and assets.

Gaming Regulations and Licensing

The manufacture and distribution of gaming devices and systems are subject to extensive federal, state, local, and foreign regulation. Although the laws vary from jurisdiction to jurisdiction, the regulatory structure and the requirements of the State of Nevada, as described below, are typical of the types of statutory and regulatory schemes to which the Company is subject. Such laws, rules, and regulations generally concern the responsibility, financial stability and character of the Company and our officers, directors, major stockholders and key personnel. Many jurisdictions require gaming devices, systems and other products we manufacture to be tested and approved before being distributed. We have obtained all licenses necessary to manufacture, distribute and, where permitted, operate gaming devices in the jurisdictions in which we do business. We manufacture our products in the state of Nevada.

Nevada

Our business is subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and various local ordinances and regulations. We are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), and various county and city regulatory agencies, all of which are collectively referred to as the "Nevada Gaming Authorities."

Nevada gaming law is based on policies concerning (i) the prevention of unsavory and unsuitable persons from having any involvement with gaming; (ii) the establishment and maintenance of responsible accounting practices; (iii) the maintenance of effective control over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. A change in, or non-compliance with, such laws, regulations, and procedures could have an adverse effect on our business.

Each of our subsidiaries that manufactures, distributes, or operates gaming devices in Nevada, or the entities that own such subsidiaries (collectively, the "licensed subsidiaries"), are licensed or found suitable (which is comparable to licensing) by the Nevada Gaming Authorities. The licenses require periodic renewals and payments of fees and taxes and are not transferable. We are registered with the Nevada Commission as a publicly traded corporation and have been found suitable to own the licensed subsidiaries.

Only licensed manufacturers and distributors may manufacture or distribute gaming devices and cashless wagering systems in Nevada. All gaming devices manufactured for use or play in Nevada or for distribution out of Nevada must be approved by the Nevada Commission before they are distributed or exposed for play. Before associated equipment (as defined in the Nevada Act) can be distributed in Nevada, it must be administratively approved by Nevada Board chairman.

In December, 2011, the Nevada Gaming Commission adopted regulations implementing the Nevada Act's provisions authorizing interactive (online) gaming. The nation's first regulatory scheme for such activity provides that only licensed manufacturers of interactive gaming systems and licensed interactive gaming service providers may offer interactive gaming systems and related services to Nevada licensed interactive gaming service operators. On June 21, 2012, the Nevada Gaming Commission approved the application of our subsidiary Bally Gaming, Inc., for such licenses.

The Nevada Gaming Authorities may require any individual who has a material relationship or involvement with us or our licensed subsidiaries, including officers, directors, and key employees, to be found suitable or licensed. The Nevada Gaming Authorities may deny an application for licensing or finding of suitability for any cause they deem reasonable.

The Nevada Gaming Authorities may require us to sever all relationships with anyone who is found unsuitable or who refuses to file appropriate applications.

We and our licensed subsidiaries are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities, and similar financing transactions must be reported to and in some cases approved by the Nevada Commission.

If the Nevada Commission determined that we had violated the Nevada Act, our licenses could be limited, conditioned, suspended, or revoked. In addition, we could be subject to substantial fines for each separate violation. Any such disciplinary action could, and revocation of any gaming license would, materially adversely affect our operations.

The Nevada Gaming Authorities may require the holder of any of our equity or debt securities to file applications, be investigated, and be found suitable by the Nevada Commission. The applicant must pay all costs of investigation.

The Nevada Act requires any person who acquires more than 5 percent of any class of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10 percent of any class of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the chairman of the Nevada Board mails written notice requiring such filing, in which case the applicant must pay all costs of investigation. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, that acquires more than 10 percent but not more than 25 percent of a class of our voting securities may apply to the Nevada Commission for a waiver of finding of suitability if the institutional investor holds the securities for investment purposes only, as defined in the Nevada Act. Any person who fails to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the chairman of the Nevada Board may be found unsuitable. The same result would occur to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our subsidiaries, we (i) pay that person any dividend or interest; (ii) allow the exercise of any voting right; (iii) pay remuneration to that person; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish the voting securities, including, if necessary, the immediate purchase of the securities for cash at fair market value.

In March 2013, the Nevada Commission granted us prior approval to make public offerings of our securities for a period of three years, subject to certain conditions ("Shelf Approval"). The Shelf Approval is not a finding, recommendation, or approval by the Nevada Commission as to the accuracy or inaccuracy of the prospectus or the investment merits of the securities offered. Any contrary representation is unlawful.

Changes in control of us through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct whereby a person or entity acquires control, may not occur without prior Nevada Commission approval. The Nevada Commission has regulations to ameliorate the potentially adverse effects of corporate acquisitions opposed by management, repurchases of voting securities, and corporate defense tactics affecting Nevada gaming licensees. Approvals are required from the Nevada Commission before a registered corporation can make exceptional repurchases of voting securities and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to our stockholders for the purpose of acquiring control of us.

License fees and taxes are payable to the State of Nevada and to the counties and municipalities in which the licensees operate.

We are required to deposit with the Nevada Board and thereafter maintain a revolving fund to pay the expenses of investigation by the Nevada Board of our participation in certain gaming activities outside Nevada. We are also required to comply with certain reporting requirements and are subject to disciplinary action if we violate any gaming laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operations to the standards required of Nevada gaming operations, engage in activities that are harmful to Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operations who has been denied a license or finding of suitability in Nevada.

Native American Gaming

Gaming operations on Native American lands are governed by tribal and federal law and tribal-state compacts. The Federal Indian Gaming Regulatory Act of 1988 (the "Act") created a framework for the various responsibilities of the tribal, state, and federal authorities over tribal gaming operations. The Act is subject to interpretation and enforcement by the National Indian Gaming Commission, which has the authority to issue regulations and to otherwise regulate tribal gaming activities. Most tribes, in the exercise of their sovereignty, have also established tribal gaming commissions or agencies that regulate gaming operations on their tribal lands. Compacts between tribes and states also may impose conditions and requirements on tribal gaming operations. We are required to comply with all such sources of law, which may impose different requirements with respect to licensing, product approvals, and operations.

ITEM 1A. RISK FACTORS

Our business and investing in our common stock involves risk. Prospective investors should carefully consider the following risks and uncertainties and other information contained in this Annual Report on Form 10-K, including our financial statements and the notes to those statements, before making an investment decision. We have identified the following important risks and uncertainties that could cause actual results to differ materially from those projected in any forward looking statements we may make from time to time.

Risks Related to Our Business

Our success in the gaming industry depends in large part on our ability to manage and frequently introduce innovative products on a timely basis. If we fail to keep pace with rapid innovations in new technologies or product design and deployment, our business could be adversely affected.

Our success is dependent on our ability to develop and sell new products that are attractive to casino operators and other gaming enterprises and their customers, for both land-based and online gaming operations. Furthermore, if our land-based or online gaming content does not meet or sustain revenue and profitability expectations, they may be replaced by our competitors' products or removed altogether or we may experience a reduction in fees generated from our arrangements. Therefore, our success depends upon our ability to continue to design, manage and frequently market and update technologically sophisticated land-based and online products that meet our customers' needs regarding ease of use and adaptability, and that are unique and entertaining such that they achieve high levels of player appeal and sustainability. If our competitors develop new game content and technologically innovative products and we fail to keep pace or we are otherwise unable to obtain, maintain or manage the level of complexities arising from new gaming technologies, whether land-based or online, our business could be adversely affected. Further, our land-based products could suffer a loss of floor space to table games or other more technologically advanced games.

The demands of our customers and the preferences of the end players are continually changing. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face increased pressure to design and deploy new and successful game content to maintain our revenue and remain competitive. The success of newly introduced technology and products, such as our Pro Series cabinets and ALPHA 2 platform, our iView Display Manager and our mobile and online gaming platform, is dependent on customer and end player acceptance as well as the reliability and performance of our products. Our customers will generally only accept a new product if we can show that it is likely to produce more revenue and net wins than our existing products and our competitors' products. While we feel we have been successful at developing new and innovative products, our ability to do so could be adversely affected by:

- a decline in the popularity of our gaming products with end players;
- a decision by our customers to reduce the number of gaming devices on their gaming floor;
- a decision by our customers or the gaming industry in general to cut back on purchases of new gaming devices or to cancel or return previous orders, content, or systems in anticipation of newer technologies;
- an inability to roll out new game content, services or systems, whether land-based or online, on schedule due to delays in regulatory product approval in the applicable jurisdictions; and
- an increase in the popularity of our competitors' games.

We have invested and intend to continue to invest significant resources in research and development efforts. We invest heavily in a number of areas including product engineering development for game and system-based hardware, software and game content. If a new product does not gain market acceptance, our business could be adversely affected. Most directly, if a product is unsuccessful we could incur losses and also be required to increase our inventory obsolescence charges. There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. If a new product does not achieve market acceptance, we may not recover our development, regulatory approval and promotion costs.

Further, our newer products are generally technologically more sophisticated than those we have produced in the past and we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot adapt our manufacturing infrastructure to meet the needs of our product innovations, if we are unable to make upgrades to our production capacity in a timely manner, or if we commit significant resources to upgrades for products that are ultimately unsuccessful, our business could be adversely affected. In addition, because of the sophistication of our newer products and the resources committed to their development, they are generally more expensive to produce. If the increase in the average selling price of these new products is not proportionate to the increase in production cost, in each case as compared to our prior products or, if the average cost of production does not go down over time, whether by reason of long-term customer acceptance, our ability to find greater efficiencies in the manufacturing process as we refine our production capabilities or a general decrease in the cost of the technology, our margins will suffer.

Consumer spending on leisure activities is affected by changes in the economy and consumer tastes, as well as other factors that are difficult to predict and beyond our control. Decreases in consumer spending adversely affecting the gaming industry could harm our business, and unfavorable economic conditions have impacted and could continue to negatively impact the play levels of our participation games and purchases of our sale games.

The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recession, economic slowdown, sustained high levels of unemployment, and higher fuel or other transportation costs, may reduce disposable income of casino patrons or result in fewer patrons visiting casinos, whether land-based or online. As a result, we cannot ensure that demand for our products or services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities such as gambling. Any significant or prolonged decrease in consumer spending on leisure activities could greatly affect the gaming industry, causing some or all of our customers to decrease spending or ultimately declare bankruptcy, each of which would adversely affect our business. If we experience a significant unexpected decrease in demand for our products, we could incur losses and also be required to increase our inventory obsolescence charges.

Our failure to collect outstanding accounts receivable or the deterioration of the financial condition of our customers could negatively impact our business. Development financing loans could adversely impact liquidity or cause us to incur loan losses. We have, and may continue, to incur additional provision for bad debt related to credit concerns on certain receivables.

We have offered extended payment terms to certain customers, including those in foreign jurisdictions. As a result, the collection of accounts receivable has become a matter of greater significance. While we believe the increased level of credit offered to customers has allowed us to grow our business, both domestically and internationally, it has also required direct, additional focus of and involvement by management. A decline in the relative health of the gaming industry, whether as a result of a general economic downturn or otherwise, and the difficulty or inability of our customers to obtain capital to finance their ongoing operations and purchase our products and services could adversely affect our revenues and collection of our outstanding receivables. Further, and especially due to the current downturn in the economy, some of our customers may not pay accounts receivable when due, whether as a result of financial difficulties, bankruptcy or otherwise, or because of assertion of sovereign immunity, or other defenses, resulting in increased write-offs for us. In addition, extended payment term arrangements are more prevalent with our customers in foreign jurisdictions which can implicate additional variables not present in our domestic transactions, and there is greater risk that those amounts will not be collected.

We have also provided financing for expansion or construction of gaming locations and other business purposes, including amongst other things, to assist customers with upfront payments to obtain gaming licenses abroad. These financing activities subject us to increased credit risk in certain regions, which could be exacerbated by unfavorable economic conditions or other political or economic instability in those regions. In addition, the repayment of these loans by the customer are contingent upon their operating performance which may be affected by delays in regulatory approval, as well as delays in the construction and opening of the individual gaming locations. Without the operation of gaming activities our customers may not be able to repay these loans. For example, we loaned a significant amount to an undercapitalized customer in Italy with limited operations to allow it to make advance payments necessary to obtain gaming licenses. If the customer does not otherwise commence gaming activities it will not be able to repay the loan. Finally, any repayments by these customers may also be affected by disputes that may arise from time to time between us and the customer in question. We have in the past and may in the future incur losses on these types of investments and loans. We monitor our investments and financing activities to assess impairment on a quarterly basis. Our results of operations, liquidity, or financial position may be negatively impacted if we are unable to collect on loans or profit from our investments.

The gaming industry is intensely competitive. We face competition from a number of companies, some of whom have greater resources, and if we are unable to compete effectively or expand into new markets, our business could be negatively impacted.

Competition among wager-based gaming companies is intense and is primarily based on the amount of profit our products generate for our customers in relation to our competitors' products. Additionally, we compete on the basis of price and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of our hardware and software products. There are a number of established, well-financed companies producing both land-based and online gaming products and systems that compete with our products. Some competitors may have access to greater capital resources than we do and as a result may be better positioned to compete in the marketplace.

Competition in the gaming industry is intense due to the limited number of casino operators and other gaming enterprises and jurisdictions in which they operate. Price, accuracy, reliability, and product features and functions are among the factors affecting a provider's success in selling its products. Obtaining space and favorable placement on casino gaming floors is also a competitive factor in our industry and our competitors with larger installed bases of gaming devices may have an advantage in obtaining or retaining more favorable placement than our products. Consolidation among the casino operators and cutbacks in spending by some operators due to the downturn in the economy has increased the level of competition among providers significantly as the amount of capital spend from casino patrons has decreased.

Because of the level of competition we face, our success and profitability is dependent in part on our ability to successfully enter new markets as well as new channels of distribution, such as mobile and online gaming. However, because the rate of growth of gaming in North America has diminished and machine replacement is at historically low levels, the competition has only intensified. Any protracted slowdown in the establishment of new gaming jurisdictions or delays in the opening of new or expanded casinos and continued declines in, or low levels of demand for, machine replacements, or any ability of ours to successfully expand into new channels of distribution such as mobile and online gaming could further heighten the competition we face and adversely affect the demand for our products and our future profits.

Unfavorable political developments, weak foreign economies and other risks related to non-U.S. jurisdictions may hurt our financial condition and results of operations.

Our business is dependent on international markets for a portion of our revenues. As of June 30, 2013, we had approximately $111.6 million of net accounts and notes receivable (current and long-term), or approximately 36 percent of our total net accounts and notes receivable, from customers in foreign countries. We expect that receivables with respect to foreign sales will continue to account for a significant portion of our total accounts and notes receivable outstanding. Our business in these markets is subject to a variety of risks, including:

- recessions in foreign economies;
- expropriation, nationalization and limitation or restriction on repatriation of earnings(1);
- currency exchange fluctuations;
- reduced protection of intellectual property rights in some countries;
- longer receivables collection periods and greater difficulty in collecting accounts receivable;
- difficulties in managing foreign operations;
- social, political and economic instability;

- unexpected changes in regulatory requirements;
- ability to finance foreign operations;
- changes in consumer tastes and trends;
- tariffs and other trade barriers;
- additional costs of compliance with international laws;
- acts of war or terrorism; and
- U.S. government requirements for export.

We also operate in a number of tribal jurisdictions with sovereign immunity that present risks we generally do not encounter in U.S. jurisdictions.

We may not be able to attract and retain the management or employees necessary to remain competitive in our industry.

The competition for qualified personnel in the gaming industry is intense. Our ability to continue to develop new technologies and create innovative products depends on our ability to recruit and retain talented employees. Our future success depends on the retention and continued contributions of our key management, finance, marketing, development and staff personnel, many of whom would be difficult or impossible to replace. Our success is also tied to our ability to recruit additional key personnel in the future. We may not be able to retain our current personnel or recruit any additional key personnel required. The loss of services of any of our personnel or our inability to recruit additional necessary key personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in ownership of any of our customers or consolidation within the gaming industry could affect our business.

We are heavily dependent on the gaming industry. A decline in demand for our products in the gaming industry could adversely affect our business. Demand for our products is driven primarily by the replacement of existing products as well as the expansion of existing casinos and the opening of new properties in existing and new jurisdictions as well as the opening of new channels of distribution, such as mobile and online gaming. Because a significant portion of our sales come from repeat customers, our business could be affected if one of our customers is sold to or merges with another entity that utilizes the products and services of one of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations or negatively impact pricing and purchasing decisions or result in the removal of some or all of our products. Also, any fragmentation within the industry creating a number of smaller, independent operators with fewer resources could also adversely affect our business as these operators might cause a further slowdown in the replacement cycle for our products or otherwise adjust the number and frequency of orders they place with us to save money.

The gaming industry is heavily regulated, and regulatory changes may adversely impact our ability to operate or expand.

The manufacture and distribution of gaming devices, development of systems and the conduct of gaming operations, whether land-based or online, are subject to extensive federal, state, local and foreign regulation by various gaming authorities. Each of our games and systems hardware and software must be approved in each jurisdiction in which it is placed. Our ability to continue to operate in certain jurisdictions or our ability to expand into new jurisdictions or our ability to launch new product offerings could be adversely affected by:

- delays in the adoption of or, changes to legislation to permit or expand gaming in new and existing jurisdictions;
- unfavorable public referendums, such as referendums to increase taxes on gaming revenues;
- unfavorable legislation affecting or directed at manufacturers or gaming operators;
- adverse changes to and new interpretations of existing gaming regulations and findings of non-compliance with applicable gaming regulations;
- delays in approvals from regulatory agencies;
- a limitation, conditioning, suspension or revocation of any of our gaming licenses or approvals of our games or system hardware or software;
- unfavorable determinations or challenges of suitability by gaming regulatory authorities with respect to our officers, directors, major stockholders or key personnel; and
- the adoption of new laws and regulations, or the repeal or amendment of existing laws and regulations, including, but not limited to, internet gaming.

The enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, whether land-based or online, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations.

Public opinion can also exert a significant influence over the regulation of the gaming industry. A negative shift in the public's perception of gaming could affect future legislation in individual jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize gaming, thereby limiting the number of new jurisdictions into which we could expand. Negative public perception could also lead to new restrictions on or the prohibition of gaming in jurisdictions in which we currently operate.

Although the jurisdictions in which we operate vary in their specific requirements, virtually all jurisdictions, including those into which we may expand in the future, require licenses, permits, qualification documentation, including evidence of integrity and financial stability, and other forms of approval to engage in gaming operations or the manufacture and distribution of gaming devices. In addition, any license, permit or approval may be revoked, suspended or conditioned at any time. Some jurisdictions require gaming manufacturers to obtain regulatory approval before engaging in certain transactions, such as business combinations, reorganizations, borrowings, stock offerings and share repurchases. Our officers, directors, major stockholders, and key personnel are also subject to significant regulatory scrutiny. If regulatory authorities determine that any person is unsuitable to work in the gaming industry, we could be required to terminate our relationship with that person. To our knowledge, we and our key personnel have obtained, or applied for, all government licenses and approvals necessary to conduct our activities in the jurisdictions that we operate. However, there can be no assurance those licenses or approvals will be renewed in the future, or that new forms of approval necessary to operate will be granted.

Compliance with environmental, data privacy, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize our current supply chain, and force design changes to our products. These changes could reduce the net realizable value of our inventory, which would result in an immediate charge to our consolidated income statements. Non-compliance could negatively impact our operations and financial position as a result of fines, penalties, and the cost of mandated remediation or delays to our manufacturing.

Our intellectual property protections may be insufficient to properly safeguard our technology.

The gaming industry is constantly employing new technologies in both new and existing markets. We rely on a combination of patent and other technical security measures to protect our products, and continue to apply for patents protecting such technologies. Notwithstanding these safeguards, our competitors may still be able to obtain our technology or imitate our products. Furthermore, others may independently develop products similar or superior to ours.

We also rely on trade secrets and proprietary know-how. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure you that the obligation to maintain the confidentiality of our trade secrets or proprietary information will be honored. Despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

We may be subject to claims of intellectual property infringement or invalidity. Expenses incurred with respect to monitoring, protecting, and defending our intellectual property rights could adversely affect our business.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, reducing our ability to fund product initiatives. These expenses could have an adverse effect on our future cash flows and results of operations. We have in the past and are currently subject to litigation regarding patent infringement which, if resolved adversely to us, could have a material impact on our business. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. There can be no assurances that certain of our products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The gaming industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products and expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

In addition, our business is dependent in part on the intellectual property of third parties. For example, we license trademarks and other intellectual property from third parties for use in our gaming products. Our future success may depend upon our ability to obtain licenses to use new marks and our ability to retain or expand existing licenses for certain products. If we are not able to obtain new licenses or renew or expand existing licenses, we may be required to discontinue or limit our use of such products that use the licensed marks and our financial condition, operating results or prospects may be harmed.

Our gaming products, particularly our wide area progressive networks, centrally determined systems and our mobile and online gaming platform, may experience losses due to technical difficulties or fraudulent activities.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware errors and fraudulent manipulation of our products. All of our products are designed with security features to prevent fraudulent activity. However, we cannot guarantee that these features will effectively stop all fraudulent or subversive activities. If our security features do not prevent these types of activities, we could adversely be affected. To the extent any of our products experience errors or fraudulent manipulation, our customers may replace our products with those of our competitors. In addition, the occurrence of errors in, or fraudulent manipulation of, our products may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities, including shutting down our products, suspension or revocation of our gaming licenses or disciplinary action. Additionally, in the event of such issues with our products, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Systems, network, telecommunications or other technological failures or cyber-attacks may disrupt our business and have an adverse effect on operations.

Any disruption in our network or telecommunications services could affect our ability to operate our gaming or financial systems, which would results in reduced revenues and customer down time. Our networks are susceptible to outages due to fire, flood, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks and similar events. Despite our implementation of what we believe to be reasonable and adequate network security measures and data protections safeguards, our servers and computer resources are vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Anyone that is able to circumvent our security measures could misappropriate confidential or proprietary information, including that of third parties, cause interruption in our operations, damage our computers or otherwise damage our reputation and business. Any of the foregoing matters related to unauthorized access to or tampering with our systems or networks in any such event could have a material adverse effect on our financial condition, operating results or prospects.

Our online gaming products are part of a new and evolving industry, which presents significant uncertainty and business risks.

Online gaming is a recent industry. The success of this industry and our online gaming products such as our mobile and online gaming platform will be affected by future developments in social networks, mobile platforms, regulatory developments, data privacy laws and regulations and other factors that we are unable to predict or control. Evolving laws and regulations regarding data privacy could adversely impact opportunities for growth in our online gaming products, and could result in additional compliance-related costs. This environment can make it difficult to plan and can provide opportunities for competitors to grow revenues at our expense. Consequently, our future revenues related to our online gaming products may be difficult to predict and we cannot provide any assurance that these products will gain market acceptance, that they will generate revenues at the rates we expect or will be successful in the long run. In addition, as we expand online product offerings, there may be unintended adverse effects on our existing games and systems business.

Our credit agreement imposes significant restrictions. Failure to comply with these restrictions could result in the acceleration of a substantial portion of our debt, which we may not be able to repay or refinance.

Our credit agreement contains covenants that restrict our ability and certain of our subsidiaries to (among other things):

- dispose of assets;
- incur additional indebtedness and issue preferred stock;
- pay dividends or make other distributions;
- enter into certain acquisitions;
- repurchase equity interests or subordinated indebtedness;
- issue or sell equity interests of our subsidiaries; and
- engage in mergers or consolidations or certain other transactions with subsidiaries and affiliates.

In addition, our credit agreement requires us to maintain compliance with certain financial ratios. Our ability to comply with such financial ratios, meet our debt service obligations, or reduce our total debt is dependent upon our future performance, which may be affected by events beyond our control. There can be no assurance that we will be able to comply with such restrictions and limitations, or that they will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that would otherwise be in our interest.

A breach of any of our covenants or our inability to comply with the required financial ratios under the credit agreement or under any replacement credit agreement could result in a default under such credit agreement. In the event of a default, the lenders could elect to declare all borrowings outstanding under such credit agreement, together with any accrued interest and other fees, to be due and payable, as well as require us to apply all available cash to repay the amounts. If we were unable to repay the indebtedness upon its acceleration, the lenders could proceed against the underlying collateral. There can be no assurance that our assets would be sufficient to repay the amount in full, that we would be able to borrow sufficient funds to refinance the indebtedness or that we would be able to obtain a waiver to cure the default.

Current borrowings, as well as potential future financings, may substantially increase our current indebtedness.

No assurance can be given that we will be able to generate the cash flows necessary to permit us to meet our fixed charges and payment obligations with respect to our debt. We could be required to incur additional indebtedness to meet these fixed charges and payment obligations. Incurring additional debt could:

- adversely affect our ability to expand our business, market our products and make investments and capital expenditures;
- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources; and
- create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service our fixed charges and payment obligations, or the incurrence of additional debt, would have an adverse effect on our cash flows, results of operations and business generally.

An inability to maintain sufficient liquidity could negatively affect expected levels of operations and new product development.

Future revenue may not be sufficient to meet operating, product development and other cash flow requirements. Sufficient funds to service our debt and maintain new product development efforts, and expected levels of operations may not be available. Additional capital, if and when needed by us, may not be available on terms acceptable to us. If we cannot obtain sufficient capital on acceptable terms when needed, we may not be able to carry out our planned product development efforts and level of operations.

Our reported results can be affected adversely by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.

Our financial reporting complies with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and U.S. GAAP is subject to change over time. If new rules, or interpretations of existing rules, require us to change our financial reporting (including the proposed lease accounting changes and the adoption of international financial reporting standards ("IFRS") in the United States), our reported results of operations and financial condition could be affected substantially, including requirements to restate historical financial reporting. As an example, the adoption of IFRS could affect many of our financial ratios and covenant compliance calculations under our credit agreement. We may or may not be successful in changing the original financial ratios based on U.S. GAAP with our lenders, and if successful, we may incur additional costs in updating our credit agreement for these new ratios.

As we introduce new products and transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with U.S. GAAP. Transactions may include multiple element arrangements and/or software components and applicable accounting principles could further change the timing of revenue recognition and could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include systems and software.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, the possible taxation under U.S. law of certain income from foreign operations, and compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain "conflict minerals" for issuers for which such "conflict minerals" are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the proposed rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Our suppliers may use some or all of these materials in their production processes. The rules, require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, we would be required to perform supply chain due diligence on members of our supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

Our financial results vary from quarter to quarter, which could negatively impact our business.

Various factors affect our quarterly operating results, some of which are not within our control. These factors include, among others:

- the financial strength of the gaming industry;
- consumers' willingness to spend money on leisure activities;
- the timing and introduction of new products;
- the mix of products sold;
- the timing of significant orders from and shipments to or installations by customers;
- product pricing and discounts;
- the timing of acquisitions of other companies and businesses or dispositions; and
- general economic conditions.

In certain sales of new gaming machines and the placement of participation gaming machines, we have offered free gaming machines and free conversions, while at the same time we continue to charge our customers for gaming machines and conversions upgrade kits. We cannot be sure that competitive pressure will not cause us to increase the number of free gaming machines and conversions we are expected to offer to our customers, which would decrease the revenue we expect to receive and reduce our gross profit.

Our gross margins are impacted in a given period by a number of different factors. For example, our gross margins would be adversely affected by both decreases to the average selling prices of our units or our average daily revenue from gaming operations. The introduction of new products can also impact gross margins. Increases to our costs of products sold, whether from higher material costs due to the fluctuating commodities markets, higher labor costs, increased freight charges reflecting escalating energy prices or the use of higher-priced technology in newer products, can also have a negative impact on gross margins. These and other factors are likely to cause our financial results to fluctuate from quarter to quarter. We believe that quarter-to-quarter comparisons of our results of operations may not be meaningful. In addition, such fluctuations could cause us to be unable to comply with the financial ratios in our credit agreement.

Business combinations and investments in intellectual properties or affiliates may not achieve the financial and strategic goals that were contemplated at the time of the transaction, which could materially affect our financial results.

We have invested, and may continue to invest, in strategic business combinations and acquisitions of important business technologies and intellectual property that we believe will expand our geographic reach, product lines, and/or customer base. Those combinations and acquisitions and any future such transactions may present difficulties in the assimilation of acquired operations, technologies and products, or may prove to be less valuable than the price we paid because of, among other things, a failure to realize anticipated benefits such as cost savings and revenue enhancements or because of the assumption of liabilities in an acquisition, including unforeseen or contingent liabilities in excess of the amounts estimated. In addition, acquisitions can divert management's attention from day-to-day operations and may include substantial transaction costs. We also may encounter difficulties applying our internal controls to an acquired business. Any of these events or circumstances may have an adverse effect on our business by requiring us to, among other things, record substantial impairment charges on goodwill and other intangible assets, resulting in a negative impact on our operating results.

Moreover, as we continue to evaluate our business and assess our long-term strategic goals, we will also evaluate past and potential investments to determine how they will fit into our organizational structure. If an event or change occurs in affiliate relationships or agreements associated with business combinations, we may be required to reassess cash flows, recoverability, useful lives, and fair value measurements, which may result in material impairment charges.

Provisions of our articles of incorporation and bylaws, Nevada law, and the regulatory burdens attendant to ownership, could discourage or prevent a potential takeover of our Company that might otherwise result in our stockholders receiving a premium over the market price for our common stock.

Our articles of incorporation permit our Board of Directors to issue special shares from time to time, with such rights and preferences as they consider appropriate. Our Board of Directors could authorize the issuance of special shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

As a Nevada corporation, we are also subject to certain provisions of the Nevada General Corporation Law that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our Board of Directors. Some of these provisions may discourage a future acquisition of the Company, including an acquisition in which the stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

Risks Related to Our Proposed Acquisition of SHFL entertainment, Inc. ("SHFL")

On July 16, 2013, we entered into a definitive agreement to acquire SHFL at a per share price of $23.25 in cash for total consideration of approximately $1.3 billion. The transaction is subject to approval by SHFL's shareholders, required regulatory and other approvals and customary closing conditions. We have obtained committed financing to complete the acquisition and the transaction is not subject to a financing contingency.

The obligations of both us and SHFL to consummate the merger are subject to a number of conditions, which, if not fulfilled, may result in termination of the merger agreement.

The merger agreement contains a number of customary closing conditions, including that certain representations and warranties be accurate, that certain covenants be fulfilled, that certain consents and regulatory approvals discussed below have been obtained, that there are no legal prohibitions against closing, that SHFL's stockholders have adopted the merger agreement, and certain other conditions. Many of the conditions are not within either our or SHFL's control and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived within a certain period of time, which may be extended under certain circumstances, it is possible that the merger will not be consummated in the expected time frame or that the merger agreement may be terminated.

The merger cannot be consummated before the receipt of consents and clearances from U.S. antitrust authorities and certain domestic and foreign regulatory authorities.

The merger cannot be consummated until all applicable waiting periods have expired or terminated under U.S. antitrust laws and various approvals, consents, or clearances are obtained from certain domestic and foreign regulatory entities regulating the gaming industry in certain jurisdictions in which we and SHFL operate. In deciding whether to grant antitrust or regulatory clearances, the relevant authorities will consider the effect of the merger on competition within their relevant jurisdictions and other matters. The terms and conditions of approvals that are granted may impose requirements, limitations, costs, or restrictions on the conduct of business following the closing. There can be no assurance that regulators will not impose terms, conditions, requirements, limitations, costs, or restrictions that would delay the closing, impose additional material costs on or limit revenues, or limit some of the synergies and other benefits we anticipate following closing. In addition, we cannot provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in a material delay in, or the abandonment of, the merger.

We may not successfully integrate SHFL's business operations after the merger and we may not achieve the perceived benefits of the merger.

The integration of SHFL's operations after the merger may be difficult, time consuming and costly. After completion of the merger, we must successfully integrate, among other things, the product and service offerings, product development, sales and marketing, research and development, administrative and customer service functions, and the management information systems of SHFL with ours. In addition, SHFL's internal control over financial reporting, disclosure controls and procedures and regularly compliance programs must be integrated with ours. We will also need to retain the management, key employees, customers, distributors, vendors and other business partners of both companies. It is possible that these integration efforts will not be completed as smoothly as planned or in a timely manner or, that we may not successfully integrate SHFL's operations at all. The integration process can significantly disrupt the businesses both ours and SHFL's day-to-day operations, even with proper planning and implementation. The failure to meet the challenges involved in successfully integrating SHFL's operations or otherwise to realize any of the anticipated benefits of the merger could seriously harm our results of operations.

We may not realize the anticipated benefits or synergies of the merger to the extent, or in the timeframe, anticipated, or at all. The anticipated benefits and synergies of the merger are based on projections and assumptions, not actual experience, and assume a successful integration, which is subject to, among other things, the matters discussed above. In addition, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints or potential unknown liabilities, liabilities that are significantly larger than we currently anticipate or unforeseen increases in expenses. If we are not able to successfully integrate SHFL's business or if we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, we may be adversely affected.

We will have more indebtedness after the merger which will increase demands on our cash resources.

We anticipate incurring new indebtedness to complete the merger. Proceeds from the indebtedness will be used to fund the merger consideration paid to SHFL stockholders. In addition, we will be assuming or repaying certain outstanding SFHL debt. As a result, after the merger, we expect to have substantially more indebtedness than we currently do. This additional debt will increase demands on our cash resources by requiring us to dedicate a significantly larger portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability thereof to fund working capital, capital expenditures and other investments and general corporate purposes. In addition, the increased levels of indebtedness could, among other things:

- adversely affect our ability to further expand our business and market our products:
- increase our vulnerability to general adverse economic and industry conditions;
- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources;

- adversely affect our ability to pursue additional acquisitions and other strategic opportunities; and
- place us at a competitive disadvantage compared to our competitors, some of who have lower debt levels.

We have incurred significant costs to date and there is no assurance that we will not incur significant additional costs associated with the merger.

We have incurred significant costs to date and expect to incur significant additional costs associated with the merger, including in respect of integrating the operations of SHFL, transaction fees and other costs related to the merger. These costs could also include those related to the severance agreements of SHFL employees which could be triggered by certain actions taken by us after the merger. We also face potential costs related to the redeployment or relocation of SHFL employees, reorganization or closure of facilities, relocation and disposition of excess equipment and other integration costs. We have not yet determined the amount of these costs. There can be no assurance that we will not incur additional material expenses in connection with the merger that are not contemplated at this time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following sets forth information regarding our leased and owned properties. We believe our facilities are suitable for our needs and we have no future expansion plans that would make these properties inadequate. Each property is fully utilized. See Note 8 to the consolidated financial statements, *Leases*, for information as to our lease commitments with respect to the leased properties.

Global Headquarters and Manufacturing and Assembly Facility

We maintain our global headquarters and our primary manufacturing and assembly facilities in Las Vegas, Nevada in a facility with approximately 150,000 square feet that we own. The facility is used for corporate administrative functions as well as to accommodate the design, assembly and distribution of gaming equipment and casino management systems' hardware and to meet product design demands and varying levels of volume requirements. We also lease an additional 129,000 square feet of office, warehouse and other rental space in the general area of our main facility.

Las Vegas and Reno Technology Campus

We lease an additional 36,000 square feet of office space next door to our global headquarters facility in Las Vegas for a Technology Campus for our game development, advanced development, and project management teams. In addition, we lease approximately 83,000 square feet in Reno, Nevada, which provides a larger campus-style environment that accommodates the growth of our game development, system development, product management, and administrative functions in northern Nevada.

Innovation Lab

Our Global Innovation Lab is located in Pleasanton, California, a major suburb of San Francisco. We lease a facility with approximately 8,200 square feet that allows us to draw from the significant high-tech talent that resides in the Silicon Valley.

Other Leased Facilities

India—We lease a total of approximately 128,000 square feet of office and R&D space in Bangalore and Chennai.

Netherlands—We lease a total of approximately 26,000 square feet of office, sales, service and warehouse space in Amsterdam and Diemen.

China—We lease approximately 28,000 square feet of office, sales, warehouse and other rental space in Macau.

South America—We lease a total of approximately 25,000 square feet of office and warehouse space in Buenos Aires, Argentina, Santiago, Chile, Bogota, Columbia, Lima, Peru and Montevideo, Uruguay.

In addition to the facilities described above, we maintain leased space in major gaming jurisdictions worldwide including a total of approximately 130,000 square feet of office, sales and service, R&D, warehouse and other rental space throughout the United States and Canada, and a total of approximately 36,000 square feet of office, sales and service, R&D and warehouse space in Australia, Europe, Mexico, Singapore and South Africa. These facilities are located in the cities listed below. Each property is fully utilized.

United States and Canada	Australia, Europe, Mexico, Singapore and South Africa
Scottsdale, Arizona	Sydney, Australia
Huntington Beach, California	Nice, France
Murrietta, California	Rheine, Germany
San Diego, California	Rome, Italy
Golden, Colorado	Sliema, Malta
Dover, Delaware	Mexico City, Mexico
Davie, Florida	Aukland, New Zealand
Tampa, Florida	Panama City, Panama
Kennesaw, Georgia	Singapore, Singapore
Lisle, Illinois	Johannesburg, South Africa
Biloxi, Mississippi	Chestergates, United Kingdom
Egg Harbor Township, New Jersey	Gibraltar, United Kingdom
Chester, New York	
Oklahoma City, Oklahoma	
Fife, Washington	
Toronto, Canada	
San Juan, Puerto Rico	

ITEM 3. LEGAL PROCEEDINGS

Bally has been named in and has brought lawsuits in the normal course of business. We do not expect the outcome of these suits to have a material effect on our financial position or results of operations. A description of certain of these matters is contained in Note 12 to the consolidated financial statements, *Commitments and Contingencies*, and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BYI". The following table sets forth the high and low closing bid price of our common stock as reported by the NYSE for the periods indicated.

	Price Range of Common Stock	
	High	**Low**
Fiscal Year Ended June 30, 2013		
1st Quarter	$49.39	$41.89
2nd Quarter	50.48	43.85
3rd Quarter	52.45	45.36
4th Quarter	57.30	47.33
Fiscal Year Ended June 30, 2012		
1st Quarter	$41.44	$26.98
2nd Quarter	39.56	25.15
3rd Quarter	47.18	39.37
4th Quarter	48.55	44.27

As of August 20, 2013, we had approximately 3,764 holders of record of our common stock and the closing price on the NYSE was $71.68.

Dividend Policy

We have never declared or paid cash dividends on our common stock. Our credit agreement materially limits our ability to pay dividends on our common stock, as discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 7 to the consolidated financial statements, *Long-Term Debt*. We intend to follow a policy of retaining earnings to finance the growth of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends on our common stock will be at the sole discretion of our Board of Directors and will depend on our profitability, the terms of our credit agreement and our financial condition, capital requirements, statutory and contractual restrictions, future prospects and other factors the Board of Directors deem relevant.

Share Repurchases

The Company's Board of Directors has historically approved a variety of share repurchase programs under which, subject to price and market conditions, purchases of shares could be made from time to time in the open market or in privately negotiated transactions using available cash.

On May 2, 2012, the Company's Board of Directors approved a new $150 million share-repurchase program, which replaced the Company's prior repurchase program under which there remained $56.6 million in unused capacity at such time. On October 24, 2012, the Company's Board of Directors approved a new $150 million share-repurchase program, which replaced the Company's prior repurchase program under which there remained $23.2 million in unused capacity at such time. On April 24, 2013, the Company's Board of Directors approved a new $300 million share repurchase program.

On April 24, 2013, the Company entered into an accelerated share repurchase agreement with J.P. Morgan Securities LLC ("JPMorgan") under which it paid JPMorgan $150.0 million and JPMorgan delivered 2.3 million shares of the Company's common stock on April 26, 2013, representing a substantial majority of the shares expected to be repurchased under the agreement. Upon final settlement of the agreement, the Company may receive additional shares or pay additional cash or shares (at its option) based on a discount to the average of the daily volume weighted average price of the Company's common stock during the repurchase period. The agreement is subject to customary termination and adjustment provisions following the occurrence of specified events, including major corporate transactions such as announcements of mergers and acquisitions.

Our quarterly share repurchases under these plans, excluding treasury shares acquired in non-cash transactions related to forfeited stock awards and shares exchanged for options exercised, were as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) That May Be Purchased Under the Plans or Programs
April 1 - April 30, 2013	2,505,470	$62.88	2,505,470	$149,779,699
May 1 - May 31, 2013	—	$ —	—	$149,779,699
June 1 - June 30, 2013	—	$ —	—	$149,779,699
Total	2,505,470	$62.88	2,505,470	

Stock Performance Graph

The following graph compares the cumulative 5-year total return to shareholders on Bally Technologies Inc.'s common stock relative to the cumulative total returns of (i) the S&P 500 index, (ii) the Russell 2000 index and (iii) a customized peer group of five companies that includes: Aristocrat, IGT, Scientific Games Corp., Shuffle Master, Inc. and WMS ("Peer Group"). The graph tracks the performance of a $100 investment in the Company's common stock, in each index and in the peer group (with reinvestment of all dividends) from June 30, 2008 through June 30, 2013.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Bally Technologies Inc., the S&P 500 Index,
the Russell 2000 Index, and a Peer Group


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/08
6/09
6/10
6/11
6/12
6/13
Bally Technologies Inc.
S&P 500
Russell 2000
Peer Group

***Comparison of 60 Month Cumulative Return:**

	6/08	6/09	6/10	6/11	6/12	6/13
Bally Technologies Inc.	**100.00**	**88.52**	**95.83**	**120.36**	**138.05**	**166.92**
S&P 500	**100.00**	**73.79**	**84.43**	**110.35**	**116.36**	**140.32**
Russell 2000	**100.00**	**74.99**	**91.10**	**125.18**	**122.58**	**152.25**
Peer Group	**100.00**	**67.52**	**66.16**	**64.09**	**58.89**	**72.78**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

The following selected statement of operations data for fiscal years 2013, 2012 and 2011, and selected balance sheet data for fiscal years 2013 and 2012 has been derived from the consolidated financial statements, which appear elsewhere in this Annual Report on Form 10-K. The Selected Financial Data should be read in conjunction with:

- Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and
- Item 8, Financial Statements and Supplementary Data.

	Year Ended June 30,				
	2013	2012	2011	2010	2009
	(in 000s, except per share amounts)				
Statement of Operations Data:					
Revenues	$997,039	$879,759	$758,155	$778,191	$843,760
Operating income(1)	235,510	179,443	151,535	184,110	203,018
Income from continuing operations before income taxes	216,275	164,459	143,393	170,818	184,960
Income tax expense	(76,574)	(63,549)	(45,182)	(60,721)	(64,781)
Income from continuing operations	139,701	100,910	98,211	110,097	120,179
Income from discontinued operations(2), net of tax	—	—	—	7,181	8,057
Gain (loss) on sale of discontinued operations(2), net of tax	—	—	(403)	22,079	—
Net income(1)	139,701	100,910	97,808	139,357	128,236
Less: net income (loss) attributable to noncontrolling interests	(1,743)	(238)	(455)	1,880	1,927
Net income attributable to Bally Technologies, Inc.	$141,444	$101,148	$ 98,263	$137,477	$126,309
Basic earnings per share attributable to Bally Technologies, Inc.:					
Income from continuing operations	$ 3.53	$ 2.35	$ 1.90	$ 2.00	$ 2.19
Income from discontinued operations	—	—	—	0.11	0.13
Gain (loss) on sale of discontinued operations	—	—	(0.01)	0.41	—
Total	$ 3.53	$ 2.35	$ 1.89	$ 2.52	$ 2.32
Diluted earnings per share attributable to Bally Technologies, Inc.:					
Income from continuing operations	$ 3.45	$ 2.28	$ 1.82	$ 1.89	$ 2.10
Income from discontinued operations	—	—	—	0.11	0.12
Gain (loss) on sale of discontinued operations	—	—	(0.01)	0.38	—
Total	$ 3.45	$ 2.28	$ 1.81	$ 2.38	$ 2.22

	Year Ended June 30,				
	2013	2012	2011	2010	2009
			(in 000s)		
Statement of Cash Flows Data:					
Continuing operations:					
Operating activities	$ 205,372	$ 130,983	$ 56,756	$129,125	$ 153,308
Investing activities	(21,648)	(35,198)	(29,220)	(32,324)	(28,966)
Financing activities	(151,073)	(126,946)	(106,466)	(83,921)	(131,250)
Effect of exchange rate changes on cash	(2,104)	(2,591)	669	(396)	(71)
Discontinued operations:					
Operating activities	—	—	(403)	(9,483)	8,868
Investing activities	—	—	—	78,757	(6,756)
Financing activities	—	—	—	(1,267)	(1,371)
Increase in cash and cash equivalents of discontinued operations	—	—	—	8,712	2,133
Increase (decrease) in cash and cash equivalents	$ 30,547	$ (33,752)	$ (78,664)	$ 89,203	$ (4,105)

	As of June 30,				
	2013	2012	2011	2010	2009
			(in 000s)		
Balance Sheet Data:					
Cash and cash equivalents	$ 63,220	$ 32,673	$ 66,425	$145,089	$ 55,886
Total current assets	493,077	480,459	473,677	476,409	465,607
Total current liabilities	226,935	214,037	160,616	174,553	178,050
Net working capital	266,142	266,422	313,061	301,856	287,557
Total assets	979,265	970,467	927,394	913,176	880,882
Total long term debt and capital leases, including current maturities(3)	604,615	511,466	515,403	173,793	209,087
Total stockholders' equity(3)	119,172	197,475	214,592	544,192	438,749

(1) We have recorded the following significant items affecting comparability of operating income and/or net income:

- Net income in fiscal year 2011 and 2009 was affected by debt issuance costs write-offs of $4.1 million and $0.7 million, respectively.
- Operating income and net income in fiscal year 2012 was impacted by a loss contingency accrual of $10.0 million, and operating income and net income in fiscal year 2010 was impacted by impairment charges of $11.4 million.

(2) Discontinued operations consist of:

- We previously owned and operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. The sale was completed on June 8, 2010 and was an all-cash transaction for approximately $80.0 million which resulted in a gain in fiscal year 2010 of $22.1 million, net of tax. In fiscal year 2011, we reduced the gain on sale by approximately $0.4 million, net of tax, for certain post-closing adjustments.

(3) During fiscal year 2013, 2012 and 2011, we repurchased $290.2 million, $156.4 million and $477.2 million, respectively, of our common stock.

During fiscal year 2013, we entered into a second amended and restated credit agreement that provides for a five-year $1.07 billion senior secured credit facility comprised of a $370 million term loan and a $700 million revolving credit facility.

During fiscal year 2011 we entered into an amended and restated credit agreement that provided for a $700 million senior secured credit facility comprised of a $300 million term loan and a $400 million revolving credit facility.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are a diversified global gaming company that designs, manufactures, operates, and distributes advanced technology-based gaming devices, systems, server-based solutions, custom mobile applications, and interactive applications. Our innovations and technology solutions allow our customers to more effectively manage their operations using our wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools. We also provide hardware, including spinning-reel and video gaming devices, specialty gaming devices, and wide-area progressive systems. Under our business-to-business model, we support customers that include traditional land-based, riverboat, and Native American casinos, video lottery and central determination markets.

Our gaming equipment, gaming operations, and systems product lines have increasingly converged with the proliferation of high-speed networks. Key innovation drivers in our industry are Ethernet-based gaming floors, downloadable and server-based games and applications, and open protocols and common industry standards in game and system development, such as GSA protocols. Players benefit from these advances by gaining more exciting experiences, better communication from casino owners, and superior customer service from gaming operators. Our customers benefit through operational efficiencies that can increase their profits and streamline their operations as well as new ways to drive excitement and play on the casino floor through the ability to do system-based floor-wide promotions and slot tournaments.

We derive our revenue from the following:

	Year Ended June 30,					
	2013		2012		2011	
	(dollars in millions)					
Gaming Equipment	$339.8	34%	$310.7	35%	$246.6	33%
Gaming Operations	405.0	41%	357.4	41%	318.6	42%
Systems	252.2	25%	211.7	24%	193.0	25%
	$997.0	100%	$879.8	100%	$758.2	100%

- *Gaming Equipment*—Sale of gaming devices and related equipment, parts and conversion kits;
- *Gaming Operations*—Operation of linked progressive systems, video lottery and centrally determined systems, and the rental of gaming devices and content; and
- *Systems* —Sale and support of specialized systems-based software, hardware and interactive products and related recurring maintenance revenue.

We review certain financial measures in assessing our financial condition and operating performance not only in connection with creating our internal forecasts and in making comparisons to financial results from prior periods, but also in making comparisons to our competitors' financial results. We focus on fluctuations in revenue, cost and gross margin and also pay close attention to changes in our consolidated operating income, net income, diluted earnings per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, including asset charges and loss contingencies and share-based compensation), cash flows from operations and free cash flow (cash flows from operating activities less capital expenditures) as they are key indicators of our success. We also measure changes in selling, general and administrative ("SG&A") expenses as a percent of revenue, which indicate management's ability to control costs, as well as changes in R&D costs as a percent of revenue, which demonstrate investment in technology and product development. The measures listed above are not a comprehensive list of all factors considered by us in assessing our financial condition and operating performance, and we may consider other individual measures as required by trends and discrete events arising in a specific period, but they are the key indicators.

The gaming sector was negatively impacted by the recent prolonged reduction in consumer spending and limited resources available to fund capital projects. While consumer spending on gaming activities has increased within the last twelve months as a result of this prolonged economic environment we provided select customers a greater amount of payment terms for periods up to one year, and in some cases for periods up to three years. We expect to continue to extend credit for these longer periods for the foreseeable future.

There are several new and potential gaming market developments that we believe will benefit us in the long term. In our domestic market, we are focused on approved new jurisdictional opportunities and expansions in Illinois, Ohio, Maryland, Louisiana, Mississippi, Massachusetts, New York and California, and the potential for new market opportunities in New Hampshire, Kentucky and Texas. The breadth and timing of such opportunities remain uncertain due to the legislative process in these jurisdictions, as well as the difficult credit environment facing certain of our customers and the risk of the gaming industry impact of renewed economic uncertainty. We are also engaged in expanding our position in South Africa, Australia, New Zealand, the Philippines and Mexico, and into potential new markets in Eastern Europe, Greece, Taiwan, South Korea, Japan, and Brazil. Our entry into the Italian VLT market in July 2012 was delayed by a lengthened regulatory approval process that developed in that market after we submitted our products for approval. As a result, certain customers and partners have modified their business approach to the market, which has, at least in the near term, reduced the amount of business we expected from the Italian VLT market.

Gaming Equipment

	Year Ended June 30,		
	2013	2012	2011
	(dollars in millions, except ASP)		
Revenues	$ 339.8	$ 310.7	$ 246.6
New gaming devices	19,007	16,504	13,537
New unit Average Selling Price ("ASP")	$16,411	$17,044	$15,832

Gaming equipment revenues improved in fiscal year 2013 due primarily to an increase in the number of new gaming devices sold as a result of our investments in key platform and hardware innovations, when compared to the same periods in the prior two years and our entrance into both the Illinois and Canada video lottery markets in fiscal year 2013. ASP decreased in fiscal year 2013, when compared to fiscal year 2012, due primarily to a higher mix of lower-ASP VLT and VGT units sold and lower-ASP units sold in certain international markets. Our Pro Series cabinets with ALPHA 2 technology are state of the art for the industry with regards to ergonomics, processing power, display technology, input device, operating system, sound and serviceability. Our Pro Series cabinets also feature the iDeck, a multi-touch fully programmable and downloadable button panel which offers the opportunity to add more interaction to the game-play experience with mystery bonus events, virtual shooting galleries and skill-based bonus games.

Gaming Operations

	Year Ended June 30,		
	2013	2012	2011
	(dollars in millions)		
Revenues	$ 405.0	$ 357.4	$ 318.6
End of period installed base:			
Linked progressive systems	2,463	1,792	1,059
Rental and daily-fee games	14,855	14,890	14,315
Video lottery systems(1)	11,846	11,718	8,350
Centrally determined systems	35,284	47,633	50,754

(1) Excludes 727, 406 and 0 electronic table games operating in fiscal years 2013, 2012 and 2011, respectively.

Gaming Operations revenues increased period over period due primarily to the significant investments we have made in our game development studios and game platform over the past few years, the continued placement of premium games, including the recently released Pawn Stars™, Hot Shot Progressive™, and Cash Wizard Tiki Magic™, the continued success of Cash Connection, the latest WAP link, and the benefit from a full year's results from games placed in Resorts World New York City in late calendar year 2011 which impacted video lottery systems. The releases of NASCAR, Michael Jackson King of Pop, GREASE, Betty Boop's Fortune Teller, and Cash Spin Jackpot, all on our WAP link Cash Connection, drove record WAP revenue and units placed in fiscal year 2013. We will release our second title featuring Michael Jackson, Wanna Be Startin Somethin', in the first quarter of fiscal year 2014.

The installed base of centrally determined systems has declined as certain customers have upgraded these systems to utilize more sophisticated player tracking, bonus and marketing applications, which are included in systems maintenance revenues.

Systems

	Year Ended June 30,					
	2013		2012		2011	
	(dollars in millions)					
Hardware	$ 74.2	30%	$ 67.3	32%	$ 74.9	39%
Software and services	86.8	34%	69.5	33%	53.0	27%
Maintenance	91.2	36%	74.9	35%	65.1	34%
	$252.2	100%	$211.7	100%	$193.0	100%

Systems revenue increased period over period due to across-the-board increases in hardware, software and services and maintenance revenues as compared to the prior year.

Our Systems revenues are comprised of:

- Hardware, including our iVIEW player-user-interface device and specialized system-based products.
- Software and services, including licenses of our core systems and suite of player tracking, bonusing, and marketing applications and customized system solutions.
- Maintenance, providing access to future enhancements or upgrades to the system software for a fee based on a percent of the license fee.

The combination of iVIEW DM and Elite Bonusing Suite and other features like Universal Card across multiple properties are becoming increasingly compelling return-on-investment propositions with multiple customer instances of demonstrable value generated from such implementations. During fiscal year 2013, several large casino customers successfully launched components of our Elite Bonusing Suite, including NASCAR Virtual Racing, across the casino floor on both iVIEW and iVIEW DM. We also had several large core system installations during fiscal year 2013 and made good progress with international systems installations including Canada, South Africa and New Zealand.

We have continued to invest in the basics of enterprise software development, delivery, customer support and services discipline, on improving core products, providing quality upgrade options for our customers, and increasing customer satisfaction levels through better service and support.

Operating Expenses

	Year Ended June 30,					
	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue
			(dollars in millions)			
Selling, general and administrative	$276.7	28%	$255.0	29%	$225.0	30%
Research and development costs	$111.1	11%	$ 96.2	11%	$ 88.1	12%

The increase in SG&A expenses in each fiscal year period was due primarily to the increases in payroll and related expenses, regulatory, bad debt expense, and other infrastructure expenses to support key new markets. Payroll and related expenses increased due primarily to an increase in headcount in the comparative periods. Fiscal year 2012 includes a loss contingency accrual of $10.0 million related to several legal matters.

The increase in R&D costs was attributable to our continued focus on our technology assets, the expansion of technical resources, and the competitive landscape that requires continuous development of future generations of gaming products and systems. R&D was consistent at 11% of total revenues in both fiscal year 2013 and 2012.

Liquidity

Total cash and cash equivalents increased $30.5 million in the year ended June 30, 2013, compared to a decrease of $33.8 million in the same period last year. Net cash provided by operating activities from continuing operations was $205.4 million, $131.0 million and $56.8 million for the years ended June 30, 2013, 2012 and 2011, respectively. Cash provided by operating activities from continuing operations in the current period were positively impacted by improvements in net income, accounts and notes receivable, and inventory during the current period.

Results of Operations

The summary financial results and operating statistics are as follows:

	Year Ended June 30,					
	2013	% Rev	2012	% Rev	2011	% Rev
	(dollars in millions)					
Revenues						
Gaming Equipment	$339.8	34%	$310.7	35%	$246.6	33%
Gaming Operations	405.0	41%	357.4	41%	318.6	42%
Systems	252.2	25%	211.7	24%	193.0	25%
Total revenues	$997.0	100%	$879.8	100%	$758.2	100%
Gross Margin						
Gaming Equipment(1)	$170.6	50%	$139.8	45%	$112.1	45%
Gaming Operations	282.8	70%	257.7	72%	229.8	72%
Systems(1)	192.6	76%	155.9	74%	142.6	74%
Total gross margin	$646.0	65%	$553.4	63%	$484.5	64%
Selling, general and administrative(2)	276.7	28%	255.0	29%	225.0	30%
Research and development costs	111.1	11%	96.2	11%	88.1	12%
Depreciation and amortization	22.7	3%	22.8	3%	19.9	3%
Operating income(2)	$235.5	24%	$179.4	20%	$151.5	20%
Income from continuing operations	$139.7	14%	$100.9	11%	$ 98.2	13%

(1) Gross Margin from Gaming Equipment and Systems excludes amortization related to certain intangibles, including core technology and license rights, which are included in depreciation and amortization.

(2) SG&A expenses and operating income for the year ended June 30, 2012 were impacted by a loss contingency accrual of $10.0 million and impairment charges of $1.8 million.

Fiscal Year 2013 vs. Fiscal Year 2012

Total revenues increased $117.2 million, or 13%, in fiscal year 2013, when compared to fiscal year 2012, as a result of the following:

Gaming Equipment Revenue. Gaming Equipment revenue increased by $29.1 million, or 9%, to approximately $339.8 million primarily as a result of:

- a 15% increase in new gaming device sales to 19,007 units in fiscal year 2013, when compared to 16,504 units in the same period last year, driven by higher domestic replacement sales, including the shipment of 2,226 Canadian VLTs, as well as by the shipment of 1,943 units into the Illinois Video Gaming Terminal ("VGT") market; partially offset by
- a 4% decrease in ASP to $16,411 in fiscal year 2013, when compared to $17,044 in the same period last year, due primarily to a higher mix of lower-ASP VLT and VGT units sold in the current fiscal year, and lower-ASP units sold in certain international markets, when compared to the same period last year.

Gaming Equipment Gross Margin. Gross margin increased to 50% in fiscal year 2013 from 45% in the same period last year, due primarily to continued cost reductions on the Pro Series line of cabinets and sales mix.

Gaming Operations Revenue. Gaming Operations revenue increased $47.6 million, or 13%, to approximately $405.0 million in fiscal year 2013, when compared to the same period last year, primarily as a result of:

- an increase in participation and rental revenue due to an increase in our end of period installed base of games, the continuing placements of higher yield premium products, and newer and more popular game titles;
- an increase in linked progressive revenue driven by a 38% increase in the installed base of games, when compared to the same period last year, due primarily to the introduction of our WAP link Cash Connection in late fiscal year 2012; and
- the performance of our lottery systems due to increases in our end of period installed base of games due primarily to previously placed games at Resorts World Casino New York City which opened in late calendar year 2011.

Gaming Operations Gross Margin. Gross margin decreased to 70% in fiscal year 2013 from 72% in the same period last year, due primarily to higher jackpot expense.

Systems Revenue. Systems revenue increased $40.5 million, or 19%, to approximately $252.2 million in fiscal year 2013, when compared to the same period last year, which was comprised primarily of a $16.3 million, or 22%, increase in maintenance revenue due to the increased install base of customers on our systems, a $17.3 million, or 25%, increase in software and services revenue, and a $6.9 million, or 10%, increase in hardware revenue during the same period.

Systems Gross Margin. Gross margin increased to 76% in fiscal year 2013 from 74% in the same period last year, primarily as a result of a change in the mix of products sold in the comparative periods including an increase in maintenance revenue and software and services revenue which involve minimal variable costs.

Selling, General and Administrative Expenses. SG&A expenses increased $21.7 million, or 8%, in fiscal year 2013, when compared to the same period last year, due primarily to increases in payroll and related expenses, regulatory, bad debt expense, and other infrastructure expense to support key new markets. Payroll and related expenses increased due primarily to an increase in headcount in the comparative period as a result of our expansion in certain international markets, and certain compensation related to executive succession.

Research and Development Costs. R&D costs increased $14.9 million, or 15%, in fiscal year 2013, when compared to the same period last year, due primarily to increased product development efforts requiring an increase in employees. R&D was consistent at 11% of total revenues in both periods.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $0.1 million in fiscal year 2013, when compared to same period last year.

Fiscal Year 2012 vs. Fiscal Year 2011

Total revenues increased $121.6 million, or 16%, in fiscal year 2012, when compared to fiscal year 2011, as a result of the following:

Gaming Equipment Revenue. Gaming Equipment revenue increased by $64.1 million, or 26%, to approximately $310.7 million primarily as a result of:

- a 22% increase in new gaming device sales to 16,504 units in fiscal year 2012, when compared to 13,537 units in fiscal year 2011, reflecting our investments in ALPHA 2 and new game studios; and

- an 8% increase in ASP to $17,044 in fiscal year 2012, when compared to $15,832 in fiscal year 2011, due primarily to the mix of products sold, including sales of the new Pro Series cabinets in fiscal year 2012 which made up approximately 86% of shipments, compared to 47% in the fiscal year 2011.

Gaming Equipment Gross Margin. Gaming Equipment gross margin was consistent at 45% in both periods.

Gaming Operations Revenue. Gaming Operations revenue increased $38.8 million, or 12%, to approximately $357.4 million in fiscal year 2012, when compared fiscal year 2011, primarily as a result of:

- an increase in participation and rental revenue due to a 4% increase in our end of period installed base of rental and daily fee games from 14,315 games as of June 30, 2011 to 14,890 games as of June 30, 2012;
- continuing placement of higher yield premium products, including Cash Spin, Hot Spin, Vegas Hits and Cash Wizard in fiscal year 2012;
- an increase in wide-area progressive revenue due primarily to the introduction of our new wide-area progressive link Cash Connection in fiscal year 2012, which includes GREASE and Michael Jackson King of Pop, and the continued placement of our Betty Boop Love Meter, Golden Pharaoh and Money Vault games; and
- the performance of our lottery systems due to increases fiscal year 2012 end of period installed base of games with the opening of Resorts World Casino in New York.

Gaming Operations Gross Margin. Gross margin was consistent at 72% in both periods.

Systems Revenue. Systems revenue increased $18.7 million, or 10%, to approximately $211.7 million in fiscal year 2012, when compared fiscal year 2011, which was comprised of:

- a $9.8 million, or 15%, increase in maintenance revenue due to the increased install base of customers on our systems; and
- a $16.5 million, or 31%, increase in software and services revenue, which was partially offset by a $7.6 million, or 10%, decrease in hardware revenue during the same period.

Systems Gross Margin. Systems gross margin was consistent at 74% in both periods. Systems revenues for fiscal year 2012 were comprised of 32% hardware, 35% maintenance and 33% software and service revenue, as compared to 39% hardware, 34% maintenance and 27% software and services revenue in fiscal year 2011.

Selling, General and Administrative Expenses. SG&A expenses increased $30.0 million, or 13%, in fiscal year 2012, when compared to fiscal year 2011, due primarily to increases in payroll and related expenses, regulatory, bad debt expense, and other infrastructure expense to support key new markets. Payroll and related expenses increased due primarily to an increase in headcount in the comparative period as a result of our expansion into international markets. Bad debt expense increased due primarily to an impairment of notes receivable of $1.8 million related to development financing. In addition, fiscal year 2012 includes a loss contingency accrual of $10.0 million related to several legal matters.

Research and Development Costs. R&D costs increased $8.1 million, or 9%, in fiscal year 2012, when compared to fiscal year 2011, due primarily to increased product development efforts requiring an increase in employees. R&D decreased to 11% of total revenues, when compared with 12% in fiscal year 2011, with revenues growing faster than R&D expense growth, as past R&D efforts began to pay off with increased product acceptance among our customer base.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $2.9 million, or 15%, in fiscal year 2012, when compared to the prior year, primarily as a result of year over year intangible asset additions.

Other Income (Expense), Income Tax Expense and Net Income (Loss) Attributable to Noncontrolling Interests

Other income (expense) and income tax expense from continuing operations and net income (loss) attributable to noncontrolling interests was as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in millions)		
Other income (expense)			
Interest income	$ 5.3	$ 5.2	$ 5.0
Interest expense	(18.1)	(17.4)	(12.0)
Loss on extinguishment of debt	—	—	(4.1)
Other, net	(6.4)	(2.8)	3.0
Total other expense	$(19.2)	$(15.0)	$ (8.1)
Income tax expense	(76.6)	(63.5)	(45.2)
Net loss attributable to noncontrolling interests	(1.7)	(0.2)	(0.5)

Fiscal Year 2013 vs. Fiscal Year 2012

Other Income (Expense). Other expense increased $4.2 million, or 28%, in fiscal year 2013, when compared to the same period last year, due primarily to increases in interest expense and foreign currency translation losses during the same period. Losses on foreign currency translations were $6.7 million in fiscal year 2013, when compared to $3.4 million in the same period last year. Interest expense increased $0.7 million in fiscal year 2013, when compared to the same period last year, due primarily to an increase in the interest rate coupled with the increase in long term debt upon entering into the second amended and restated credit agreement in April 2013.

Income Tax Expense. Income tax expense increased $13.1 million during fiscal year 2013, when compared to the same period last year, due primarily to the increase in net income partially offset by a lower income tax rate during fiscal year 2013. Fiscal year 2013 was impacted by the reinstatement of the R&D tax credit. See Note 11 to the consolidated financial statements, *Income* Taxes. The effective income tax rate for continuing operations for fiscal years 2013 and 2012 was 35.4% and 38.6%, respectively.

Net loss attributable to noncontrolling interests. Net loss attributable to noncontrolling interests increased $1.5 million in fiscal year 2013, when compared to the same period last year, due to higher jackpot expense.

Fiscal Year 2012 vs. Fiscal Year 2011

Other Income (Expense). Other expense increased $6.9 million, or 85%, in fiscal year 2012, when compared to fiscal year 2011, due primarily to increases in interest expense and foreign currency translation losses during the same period. Losses on foreign currency translations were $3.4 million in fiscal year 2012, when compared to gains on foreign currency translations of $2.5 million in fiscal year 2011. Interest expense increased $5.4 million in fiscal year 2012, when compared to the prior year, due primarily to the increase in long term debt upon entering into the amended and restated credit agreement in April 2011. As a result of amending and restating the credit facility, we incurred a loss on extinguishment of debt of $4.1 million for the write-off of certain debt issue costs in fiscal year 2011.

Income Tax Expense. Income tax expense increased $18.3 million during fiscal year 2012, when compared to fiscal year 2011, due primarily to the increase in net income. Fiscal year 2011 was impacted by certain changes in our uncertain tax positions primarily resulting from settlement of the Internal Revenue Service ("IRS") examination of our 2003 to 2005 income tax returns, the reinstatement of the R&D tax credit and deferred tax expense on the repatriation of earnings from our India subsidiary. See Note 11 to the consolidated financial statements, *Income Taxes*. The effective income tax rate for continuing operations for fiscal years 2012 and 2011 was 38.6% and 31.5%, respectively.

Net loss attributable to noncontrolling interests. Net loss attributable to noncontrolling interests decreased $0.3 million in fiscal year 2012, when compared to fiscal year 2011.

Discontinued Operations

Effective June 8, 2010, we sold the Rainbow Casino for approximately $80.0 million in an all-cash transaction. We recognized a gain on the sale of Rainbow of approximately $22.1 million (net of approximately $12.2 million in income taxes) in the fourth quarter of fiscal year 2010. Per the terms of the sale agreement, we incurred certain post-closing adjustments during fiscal year 2011 which reduced our gain on the sale by approximately $0.4 million (net of income taxes). The results of operations for fiscal years 2011 were classified as discontinued operations because we did not continue to receive significant cash flows from the Rainbow Casino after the sale.

Financial Condition and Liquidity

Working Capital

	June 30, 2013	June 30, 2012	Increase (decrease)	
			Amount	%
		(dollars in 000s)		
Cash and cash equivalents	$ 63,220	$ 32,673	$30,547	93%
Total long-term debt, including current maturities	$604,615	$511,466	$93,149	18%
Total current assets	$493,077	$480,459	$12,618	3%
Total current liabilities	226,935	214,037	12,898	6%
Net working capital	$266,142	$266,422	$ (280)	—

Our net working capital was consistent for the years ended June 30, 2013 and 2012. As of June 30, 2013 and 2012, we had $63.2 million and $32.7 million, respectively, in consolidated cash and cash equivalents.

Pursuant to various state gaming regulations, certain cash accounts are maintained to ensure availability of funds to pay wide-area progressive jackpot awards in installments, rather than in one lump-sum. At June 30, 2013 and 2012, these accounts had an aggregate value of approximately $12.9 million and $13.6 million, respectively, which are classified as restricted cash in our consolidated balance sheets. In addition, we purchase U.S. Treasury Strip Securities for the benefit of jackpot winners who elect to receive winnings in annual or weekly installment payments. These securities are included in restricted long-term investments in the accompanying consolidated balance sheets, and totaled $14.8 million and $12.2 million as of June 30, 2013 and 2012, respectively.

On June 30, 2013 and 2012, the amount of cash and investments held by foreign subsidiaries was $38.1 million and $22.6 million, respectively. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds.

Total current and long-term accounts and notes receivable decreased $6.7 million during fiscal year 2013, when compared to the same period last year, due primarily to a customer exercise of an accelerated payment contract election during the second quarter of fiscal year 2013. As of June 30, 2013, our DSO's decreased to 106 days at June 30, 2013 from 113 days at June 30, 2012 due to an increase in collections.

During fiscal year 2013, we repurchased 5.2 million shares of our common stock for approximately $280.1 million under our share repurchase plan. On April 24, 2013, we entered into an accelerated share repurchase agreement with J.P. Morgan Securities LLC ("JPMorgan") under which we paid JPMorgan $150.0 million and JPMorgan delivered approximately 2.3 million shares of our common stock on April 26, 2013, representing a substantial majority of the shares expected to be repurchased under the agreement. Upon final settlement of the agreement, which is expected in the first quarter of fiscal 2014, we may receive additional shares or pay additional cash or shares (at our option) based on a discount to the average of the daily volume weighted average price of our common stock during the repurchase period. During fiscal year 2012, we repurchased 3.9 million shares of our common stock for approximately $154.6 million under our share repurchase programs.

On April 15, 2011, we entered into an amended and restated credit agreement that provides for a five-year $700 million senior secured credit facility comprised of a $300 million term loan and a $400 million revolving credit facility. On April 19, 2013, we entered into an second amended and restated credit agreement, that provides for a five-year $1.07 billion senior secured credit facility comprised of a $370 million term loan and a $700 million revolving credit facility, including a $50 million sublimit for the issuance of standby letters of credit, a $10 million sublimit for swingline loans and a $150 million sublimit for multicurrency borrowings approved under the credit facility.

The interest rate on the credit facility is subject to a leverage-based pricing grid that ranges from LIBOR plus a margin of 1.25% to 2.00% based on a leverage ratio between 1.0 and 2.5. As of June 30, 2013, our leverage ratio was approximately 1.8 and the interest rate was priced at LIBOR plus a margin of 1.50%.

Effective December 2008, we entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million that matured on September 26, 2012. Effective June 2011, we entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the term loan to fixed rate debt at an interest rate of 2.09% (plus applicable margin). The second interest swap has an accreting and subsequently amortizing notional amount in order to hedge the targeted amount of debt over the life of the swap. At June 30, 2013 the remaining swap agreement and at June 30, 2012, the swap agreements had a notional value of $264.4 million and $281.3 million, respectively.

Under the credit facility, the term loan requires quarterly principal reductions in an amount equal to $5,625,000 through March 2014; $7,500,000 from June 2014 through March 2016; $5,000,000 from June 2016 until the term loan's maturity in April 2018 when the remaining outstanding principal balance of $247,500,000 is due.

The credit facility is collateralized by substantially all of our domestic property and is guaranteed by each of our domestic subsidiaries, excluding any noncontrolling interests, and is secured by a pledge agreement and contains a number of covenants as described under Note 7 to the consolidated financial statements, *Long-Term Debt*. We were in compliance with all of the credit facility covenants as of June 30, 2013 and 2012.

As of June 30, 2013 and 2012, there was approximately $460.0 million and $170.0 million, respectively, of undrawn availability under the revolving credit facility. Availability under the revolving credit facility is reduced to the extent of outstanding letters of credit.

Management believes that cash flows from current operating activities will provide us with sufficient capital resources and liquidity to operate our business for at least the next 12 months.

At June 30, 2013, we had no material commitments for capital expenditures.

Cash Flow Summary

Our primary sources of liquidity include existing cash and cash equivalents, cash flows from all operating activities and the availability of funds under our revolving credit facility.

We utilize our cash to acquire materials for the manufacture of goods for resale, to pay payroll, interest, taxes and SG&A expenses and to fund R&D activities.

Cash flows provided by operating activities were $205.4 million in fiscal year 2013 as compared to $131.0 million in the same period last year, a $74.4 million increase. Cash provided by operating activities were positively impacted by improvements in net income, accounts and notes receivable, and inventory, and were partially offset by changes in prepaid and refundable income tax, accounts payable and accrued liabilities and jackpot liabilities during the same period.

Cash utilized for investing activities is primarily for capital expenditures related to office and gaming equipment and improvements in leaseholds, financing arrangements with customers, acquisitions, and investments in technology and other long-term assets. During fiscal year 2013, we made payments for capital expenditures of $16.8 million and purchased long-term assets of $1.9 million. During fiscal year 2012, we made payments of $10.5 million related to acquisitions and made capital expenditures and purchased long-term assets of $11.5 million and $8.3 million, respectively.

Cash utilized for financing activities is primarily for the payment of principal on our debt and the repurchase of shares of our common stock. During fiscal year 2013, we repurchased 5.4 million shares of our common stock for approximately $292.4 million (including restricted stock forfeitures to satisfy tax withholding and the reversal of a prior year accrual), paid debt issuance costs of $4.9 million, and made payments of $107.0 million on our credit facility. During fiscal year 2012, we repurchased 3.9 million shares of our common stock for approximately $154.2 million, and made payments of $45.0 million on our credit facility. An additional 47,000 shares of our common stock were repurchased for $2.1 million with trade dates in late June that settled in early July.

Cash provided by financing activities is primarily from proceeds from the exercise of stock options and purchases of stock under our 2008 Employee Stock Purchase Plan (the "2008 ESPP"), borrowings under our revolving credit facility, and excess tax benefits of stock option exercises. During fiscal year 2013, we borrowed $200.0 million under our credit facility and employees exercised options for $32.4 million and purchased common stock for $3.2 million under our 2008 ESPP. During fiscal year 2012, we borrowed $41.0 million under our revolving credit facility, and employees exercised options for $23.3 million and purchased common stock for $2.6 million under our 2008 ESPP.

Contractual Commitments

We are committed to make future payments pursuant to various contracts and agreements. A summary of those contractual obligations existing as of June 30, 2013, grouped according to the periods in which such payments are due, is as follows:

	Payments Due By Period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(in 000s)		
Debt:					
Revolving credit facility	$ —	$ —	$240,000	$ —	$240,000
Term loan facility(1)	24,375	57,500	282,500	—	364,375
Other, generally unsecured debt	240	—	—	—	240
	$24,615	$ 57,500	$522,500	$ —	$604,615
Estimated interest payments(2)	16,251	29,475	23,701	—	69,427
	$40,866	$ 86,975	$546,201	$ —	$674,042
Other commitments:					
Operating leases(3)	8,872	11,746	4,251	521	25,390
Purchase commitments(4)	—	—	—	—	—
Jackpot liabilities(5)	11,731	1,535	1,105	6,392	20,763
Employment agreements(6)	825	1,203	—	—	2,028
Total commitments	$62,294	$101,459	$551,557	$6,913	$722,223

(1) Our term loan requires quarterly principal reductions in an amount of $5,625,000 through March 2014; an amount of $7,500,000 from June 2014 through March 2016; an amount of $5,000,000 from June 2016 until the term loan's maturity date in April 2018 when the remaining outstanding principal balance of $247,500,000 is due.

(2) Loans under the credit facility bear interest at a variable rate of interest equal to either the applicable base rate or LIBOR, plus in each case an interest margin determined by the Company's leverage ratio, with a range of base rate margins from zero basis points to 100 basis points and a range of LIBOR margins from 100 basis points to 200 basis points. As of June 30, 2013, our leverage ratio was approximately 1.8, the interest rate on the revolving credit facility was 1.45%, and the interest rate on the term loan was 3.59%, after giving effect to the floating-to-fixed interest rate swap(s).

Effective December 2008, we entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million that matured on September 26, 2012. Effective June 2011, we entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the new term loan to fixed rate debt at an interest rate of 2.09% (plus applicable margin). The second interest swap has an accreting and subsequently amortizing notional amount in order to hedge the targeted amount of debt over the life of the swap. At June 30, 2013, the swap agreement had a notional value of $264.4 million.

We computed estimated future interest payments for our term loan and revolving credit facilities using interest rates as of June 30, 2013. The term loan facility interest rate includes the floating-to-fixed rate swap agreement for its remaining term assuming our leverage ratio continues to be between 1.5 and 2.0.

(3) Consists of operating leases for our facilities, autos and office equipment, less sublease income, if applicable, that expire at various times through fiscal year 2021.

(4) Consisted of a commitment to purchase components related to the production of gaming devices which was fulfilled in May 2013 of which approximately $12.4 million of components were purchased in fiscal year 2013.

(5) Represents amounts payable to future jackpot winners on our wide-area progressive systems.

(6) We have employment agreements with most of our employees with positions of Vice President or above. These agreements generally provide for an initial rate of pay and other general employment terms. Some include post-employment non-compete provisions and the terms of the severance benefits generally range from three to twelve months salary continuation with similar non-compete periods. Almost all such agreements contain language that the employee is still an "at will" employee, and as such can be terminated at any time subject to the individual termination provisions. The only multi-year employment arrangement is with Ramesh Srinivasan, our CEO.

As of June 30, 2013, we had a liability for unrecognized tax benefits of $17.0 million, including accrued interest and penalties. It is difficult to estimate the period of cash settlement for the liability for unrecognized tax benefits; however we believe it is reasonably possible that the amount of unrecognized tax benefits may decrease in fiscal year 2013 by up to $9.5 million. See Note 11 to the consolidated financial statements, *Income Taxes*, for a further discussion on our income tax positions.

Off Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk, such as performance bonds and other guarantees not reflected in our balance sheet that arise in the normal course of business. However, such off balance sheet arrangements are not reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources. See Note 8 to the consolidated financial statements, *Leases*.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our historical experience, contract terms, trends in our company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in our consolidated financial statements and there can be no assurance that actual results will not differ from initial estimates. Our accounting policies are more fully described in Note 1 to the consolidated financial statements, *Description of Business and Summary of Significant Accounting Principles*.

We consider the following accounting policies to be the most important to understanding and evaluating our financial results. These policies require management to make subjective and complex judgments that are inherently uncertain or variable. We have discussed the development, selection and disclosure of our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

Revenue recognition

Our policy is to record revenue when all of the following criteria have been satisfied:

- Persuasive evidence of an arrangement exists;
- The price or fee to the customer is fixed or determinable;

- Collectability is reasonably assured;
- Delivery has occurred; and
- No significant contractual obligations remain.

Revenues are reported net of incentive rebates, discounts, sales taxes, and all other items of a similar nature except for gaming industry taxes on certain Gaming Operations revenue. The gross amounts of these gaming taxes are not presented separately in the financial statements because they are not significant. For products sold under arrangements with extended payment terms the probability of collection is evaluated based on a review of the customer's credit worthiness and a review of historic collection experience on contracts with extended payment terms. As a result of such review, we recognize revenue on extended payment term arrangements when we have determined that collectability is reasonably assured and the fee is considered fixed and determinable.

Games placed with customers on a trial basis are recorded as revenue once the trial period has ended, the customer has accepted the games and all other revenue recognition criteria have been satisfied. Amounts billed to customers prior to completing the earnings process are deferred until the revenue recognition criteria are satisfied.

Considerable judgment is necessary to determine whether certain of our products are within the scope of software revenue recognition and whether the software and nonsoftware elements of these products function together to deliver the essential functionality. This determination dictates whether general revenue recognition guidance or software revenue recognition guidance applies which could impact the timing of revenue recognition.

Gaming Operations Revenue. Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software and connection to a linked progressive system, where applicable. In certain markets, we also charge a daily system connection fee for the customer to connect to a central determination system and/or back-office system. We do not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee and all of the products and services are delivered contemporaneously. Gaming operations revenue is recognized under general revenue recognition guidance as the deliverables provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming devices.

Gaming Equipment Revenue. Gaming Equipment revenue is generated from the sale of gaming devices and licensing rights to game content software that is installed in the gaming device, parts, and other ancillary equipment. Arrangements may also include sales of game content conversion kits which enable customers to replace game content without purchasing a new gaming device. Gaming equipment arrangements do not include maintenance and product support fees beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other revenue recognition criteria have been satisfied.

As the combination of game content software and the tangible gaming device function together to deliver the product's essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance. Game content conversion kits are considered software deliverables and are recognized in accordance with software revenue recognition guidance.

Systems Revenue. Systems revenue arrangements generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees and professional services. The primary function of systems software licensed by us is to aid customers to more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.

Revenue for systems software and maintenance and product support fees is recognized under software revenue recognition guidance. Although the systems software and certain systems-based hardware function together, the primary functionality of the systems software is derived from the software and the systems software is not essential to the functionality of the systems-based hardware.

We license systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term provided all revenue recognition criteria have been satisfied. Revenue from maintenance and product support fees sold with perpetual licenses is recognized over the term of the support period. Our time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. All revenue from such arrangements is recognized over the term of the license.

Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are satisfied. However, in the case of arrangements involving a systems installation, revenue on systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system. Hardware maintenance and product support fees are recognized on a straight-line basis over the term of the support period which is generally twelve months.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. Our software maintenance and product support arrangements are generally for twelve month periods. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.

Multiple Element Arrangements. We enter into revenue arrangements that may consist of multiple deliverables of our products and services. For example, customers may enter into arrangements with us for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices and game content conversion kits.

Revenue arrangements with multiple deliverables are allocated to separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis; and
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of us.

Considerable judgment is required to determine whether an arrangement consists of multiple deliverables, whether each delivered item has value to the customer on a stand-alone basis and in determining the relative selling price used to allocate the arrangement fee to each deliverable. Such determination affects the amount and timing of revenue recognition. Management evaluates the primary use and functionality of each deliverable in determining whether a delivered item has stand-alone value and qualifies as a separate unit of accounting. Judgments for revenue recognition also involve an assessment as to whether collectability is reasonably assured and whether fees under an arrangement are fixed or determinable.

At the inception of a multiple element arrangement, fees under the arrangement are allocated to the nonsoftware deliverables, and to the software deliverables as a group based on their relative selling price. Software deliverables are further subject to separation and allocation based on software revenue recognition guidance as described in the following paragraph. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence ("VSOE"), then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

In allocating arrangement fees under the relative selling price hierarchy, we use VSOE for all products which have been sold on a stand-alone basis or the stated renewal rate for maintenance and product support fees. As TPE is generally not available, we use ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, we use either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

We use the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which we do not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.

The establishment of VSOE requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and whether the prices demonstrate an appropriate level of concentration to conclude that VSOE exists. In determining ESP, management considers a variety of information including historic pricing and discounting practices, competitive market activity, internal costs, and the pricing and discounting practices of products sold in bundled arrangements.

Allowances for doubtful accounts

We regularly evaluate the credit quality of our accounts and notes receivable and establish an allowance for doubtful accounts based on a combination of factors including, but not limited to, customer collection experience, economic conditions, and the customer's financial condition. In addition to specific account identification, which includes the review of any modifications of accounts and notes receivable, if applicable, we utilize historic collection experience for the most recent twelve month period to establish an allowance for doubtful accounts. Receivables are written off only after we have exhausted all collection efforts.

During the years ended June 30, 2013, 2012 and 2011, the provision for doubtful accounts was $11.2 million, $9.9 million and $8.0 million, respectively.

Inventories

We regularly review inventory quantities and update estimates for the net realizable value of inventories to estimate potentially excess or obsolete inventory. Our process includes examining the carrying values of new and used gaming devices, parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally one year or less. Additional factors involved in this analysis include the overall levels of our inventories, the costs required to sell the products, including refurbishment costs and importation costs for international shipments, and the overall projected demand for products once the next generation of products are scheduled for release. Demand for parts inventory is also subject to technical obsolescence.

As a result of our ongoing analysis of inventory, we recognized inventory write-downs totaling $6.1 million, $5.9 million and $3.6 million during the years ended June 30, 2013, 2012 and 2011, respectively. Additional valuation charges could occur in the future as a result of changes in the factors listed above.

Leased gaming equipment

Leased gaming equipment is stated at cost and depreciated over estimated useful lives ranging from one to three and one-half years. The estimation of useful lives for our leased gaming equipment requires judgment and is based on the period of time over which we believe the assets will be of economic benefit. Given changes in technology, customer preferences and product demand, we review and evaluate the recoverability of our investment in such assets on a quarterly basis, as well as the estimated useful lives used to depreciate these assets.

There is the potential for acceleration of future depreciation, or asset impairments, if conditions were to change and certain factors were determined to have an adverse impact on our ability to realize our full investment in such assets.

Impairment of long-lived assets and goodwill

We review long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of the asset to future, net cash flows expected to be generated by the asset, undiscounted and without interest. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

We review goodwill for impairment annually at the beginning of our fourth fiscal quarter, or whenever events or changes in circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life. We perform the impairment analysis of goodwill at a reporting unit level by comparing the fair value of a reporting unit with our carrying value, including goodwill. If the fair value is less than the carrying value, the impairment to be recognized is measured as the amount by which the carrying amount of the goodwill exceeds the fair value of the reporting unit goodwill.

We are required to make significant judgments and estimates regarding future cash flows, the determination of fair values and the identification of reporting units utilized in determining the fair value and recoverability of long-lived assets and goodwill. We believe our estimates are reasonable; however, if our estimates materially differ or factors utilized in developing our estimates change, different assumptions could materially affect our assessment of the fair value and recoverability of long-lived assets and goodwill.

During the years ended June 30, 2013, 2012 and 2011, no impairment charges related to long-lived assets or goodwill were recorded.

Share-based compensation

We account for share-based compensation based on the calculated fair value of the award measured on the grant date which is recognized, net of estimated forfeitures, as expense over the employee's requisite service period which is generally the vesting period of the equity grant.

Determining the appropriate fair value model and calculating the fair value of share-based awards requires the input of highly subjective assumptions including the expected option term and the expected volatility of our common stock over the option's expected term. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options granted; however, if actual results differ significantly from these estimates, share-based compensation expense could be materially impacted.

In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

Pre-tax share-based compensation expense from continuing operations was $13.4 million, $14.2 million and $12.9 million during the years ended June 30, 2013, 2012 and 2011, respectively. As of June 30, 2013, there was $3.5 million of total unrecognized compensation expense related to the unvested portion of stock options which will be recognized over the subsequent 1.43 years. In addition, as of June 30, 2013, there was $20.5 million of total unrecognized compensation expense related to the unvested portion of restricted stock, Restricted Stock Units ("RSUs") and Performance Stock Units ("PSUs") which will be recognized over the subsequent 1.71 years.

Income taxes

We conduct business globally and are subject to income taxes in U.S. federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions and income tax payment timing.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

We have not provided income taxes on approximately $15.2 million and $12.1 million of undistributed earnings as of June 30, 2013 and 2012, respectively, from certain foreign subsidiaries. We plan to permanently invest the earnings in the foreign subsidiaries and therefore have not recorded a deferred tax liability associated with the undistributed earnings. A determination of the potential deferred tax liability which would result from these earnings is not practicable at this time.

The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods. Our net deferred tax assets from continuing operations totaled $56.1 million and $49.6 million at June 30, 2013 and 2012, respectively. Our accrued income taxes payable totaled $11.3 million and $12.2 million and our accrued income taxes receivable totaled $23.7 million and $25.8 million at June 30, 2013 and 2012, respectively. We have classified $1.8 million of the accrued income taxes receivable at June 30, 2013 as long term as we do not expect collection of these amounts in the next twelve months.

We apply Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Accounting for Uncertainty in Income Taxes" to our uncertain tax positions. Under the guidance, we may recognize a tax benefit from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized in the financial statements is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

We are required to make significant judgments when evaluating our uncertain tax positions and the related tax benefits. We believe our assumptions are reasonable; however, there is no guarantee that the final outcome of the related matters will not differ from the amounts reflected in our income tax provisions and accruals. We adjust our liability for uncertain tax positions based on changes in facts and circumstances such as the closing of a tax audit or changes in estimates. Our income tax provision may be impacted to the extent that the final outcome of these tax positions is different than the amounts recorded. As of June 30, 2013 and 2012, our liabilities for unrecognized tax benefits totaled $15.6 million and $12.7 million, respectively. Of these amounts, $15.5 million and $12.7 million, respectively, if recognized, would impact the effective tax rate.

Recently adopted accounting pronouncements

For a description of recently adopted accounting pronouncements, see Note 1 to the consolidated financial statements, *Summary of Significant Accounting Policies.*

Recently issued accounting pronouncements not yet adopted

For a description of recently issued accounting pronouncements not yet adopted, see Note 1 to the consolidated financial statements, *Summary of Significant Accounting Policies.*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of June 30, 2013, we had total debt outstanding of approximately $604.6 million which consisted primarily of a $364.4 million term loan and $240.0 million of borrowing under our revolving credit facility. During the year, the interest rate for the credit facility was subject to a leveraged based pricing grid. We have minimized our exposure to market interest rate risk because the variable interest rate on the term loan was effectively converted to a fixed rate as a result of the floating-to-fixed interest rate swaps entered into in December 2008 and June 2011, respectively, and discussed in Note 7 to the consolidated financial statements, *Long-Term Debt*. As of June 30, 2013, the interest rate on the revolving credit facility was 1.45% and the interest rate on our term loan was approximately 3.59%, after giving effect to our remaining interest rate swaps, given our leverage ratio was approximately 1.8 for the period. We estimate a hypothetical decline of 100 bps in applicable interest rates would have an immaterial impact on our business because we manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

Certain of our foreign subsidiaries use their local currency as their functional currency and are exposed to risks resulting from fluctuations in foreign currency exchange rates. During the years ended June 30, 2013 and 2012, we recognized foreign currency exchange rate losses of approximately $6.7 million and $3.4 million, respectively, and during the year ended June 30, 2011, we recognized a foreign currency exchange rate gain of approximately $2.5 million. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal year 2013 would have had an immaterial impact on our business.

In addition, the net assets of these subsidiaries are exposed to foreign currency translation gains and losses which are included as a component of accumulated other comprehensive income in stockholders' equity in our Consolidated Balance Sheet. Such translation resulted in an unrealized loss of $4.0 million for fiscal year 2012 and an unrealized gain of $45,000 for fiscal year 2013.

We may enter into foreign currency forward contracts, generally with maturities of twelve months or less, to hedge recognized foreign currency assets and liabilities to reduce the reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. See Note 1 to the consolidated financial statements, *Summary of Significant Policies (Fair value of financial instruments).*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, including the notes thereto, and supplementary financial information are listed in Item 15, Exhibits and Financial Statement Schedules, and are included after the signature page hereto beginning at page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this report.

Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2013.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that judgments in decision-making are not based on faulty input.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of an issuer's financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2013. The attestation report issued by Deloitte & Touche LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is included in their audit opinion included on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting during the Quarter Ended June 30, 2013

There were no changes in our internal control over financial reporting that occurred in the three months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All information, except the equity compensation plans table below, required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2013.

Equity Compensation Plans

The following table sets forth information as of June 30, 2013 with respect to our equity compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights(1)	Weighted average exercise price of outstanding options and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(2)	1,252,191	$27.66	1,937,217(3)

(1) Rights include grants for Performance Stock Units that can be exercised for no consideration; the total weighted average exercise price excluding these rights would be $29.60.

(2) We do not have any equity compensation plans not approved by security holders.

(3) Includes 136,160 shares of common stock available for future issuance under the 2008 ESPP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required under this item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2013.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Annual Report on Form 10-K:

1. Financial Statements:
   - Report of Independent Registered Public Accounting Firm
   - Consolidated Balance Sheets as of June 30, 2013 and 2012
   - Consolidated Statements of Operations for the Years Ended June 30, 2013, 2012 and 2011
   - Consolidated Statements of Comprehensive Income for the Years Ended June 30, 2013, 2012 and 2011
   - Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2013, 2012 and 2011
   - Consolidated Statements of Cash Flows for the Years Ended June 30, 2013, 2012 and 2011
   - Notes to consolidated financial statements
2. Financial Statement Schedules: Schedule II—Valuation and Qualifying Accounts for the years ended June 30, 2013, 2012 and 2011
3. Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated July 15, 2013, by and among Bally Technologies, Inc., Manhattan Merger Corp., and SHFL entertainment, Inc., filed on July 18, 2013 as Exhibit 2.1 to the Current Report on Form 8-K of Bally Technologies, Inc. and incorporated herein by reference.
3.1	Restated Articles of Incorporation of Alliance Gaming Corporation, as amended, filed on May 7, 2004 as Exhibit 4.6 to the Registration Statement on Form S-8 (File No. 333-115271) of Alliance Gaming Corporation, and incorporated herein by reference.
3.2	Amendment to Amended and Restated Articles of Incorporation dated March 13, 2006, filed on August 29, 2012 as Exhibit 3.2 to the Annual Report on Form 10-K of Bally Technologies, Inc., and incorporated herein by reference.
3.3#	Certificate of Increase in Number of Authorized Shares of Common Stock of Alliance Gaming Corporation dated April 16, 2002.
3.4	Second Amended and Restated Bylaws of Bally Technologies, Inc., filed on October 22, 2012 as Exhibit 3.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.1	Amended and Restated Credit Agreement, dated as of April 15, 2011 among Bally Technologies, Inc., Bank of America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., Key Bank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A. as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto, filed on April 18, 2011 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

Exhibit Number	Description
10.2	Second Amended and Restated Credit Agreement, dated as of April 19, 2013 among Bally Technologies, Inc., Bank of America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, BBVA Compass, Fifth Third Bank, JPMorgan Chase Bank, N.A., Key Bank National Association and U.S. Bank National Association, as Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A. as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto, filed on April 24, 2013 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.3	Master Confirmation—Uncollared Accelerated Share Repurchase dated April 24, 2013, by and between J.P. Morgan Securities LLC and Bally Technologies, Inc., filed on May 6, 2013 as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Bally Technologies, Inc., and incorporated herein by reference.
10.4*	Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.
10.5*	Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 4, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.6*	Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.
10.7*	Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on March 31, 2011 as Exhibit 4.7 to the Registration Statement on Form S-8 (File No. 333-173190) of Bally Technologies, Inc., and incorporated herein by reference.
10.8*	Form of Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on August 26, 2011 as Exhibit 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.9*	Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on August 26, 2011 as Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.10*	Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005, filed on August 26, 2011 as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.11*	Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.12*	Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

Exhibit Number	Description
10.13*	Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2011 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.14*	Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2011 as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.15*	Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004, filed on August 26, 2011 as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.16*	Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004, filed on August 26, 2011 as Exhibit 10.14 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.17*	Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.18*	Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.19*	Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005, filed on August 26, 2011 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.20*	Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2011 as Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2011 of Bally Technologies, Inc., and incorporated herein by reference.
10.21*#	Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill.
10.22*	Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.23*	Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

Exhibit Number	Description
10.24*	Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.25*	Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between Bally Technologies, Inc. and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.26*	Non-Executive Chairman Agreement dated November 14, 2012, by and between Bally Technologies, Inc. and Richard Haddrill, filed on November 20, 2012 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.27*	Executive Employment Agreement dated November 14, 2012 by and between Bally Technologies, Inc. and Ramesh Srinivasan, filed on November 20, 2012 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.28*#	Restricted Stock Unit Agreement by and between Bally Technologies, Inc. and Ramesh Srinivasan, dated as of December 14, 2012.
10.29*#	Restricted Stock Unit Agreement by and between Bally Technologies, Inc. and Ramesh Srinivasan, dated January 24, 2013.
10.30*	Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.31*	Employment Agreement dated August 15, 2000 between Alliance Gaming Corporation and Mark Lerner, filed on August 20, 2009 as Exhibit 10.25 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2009 of Bally Technologies, Inc., and incorporated herein by reference.
10.32*	Employment Agreement dated December 6, 2011, by and between Bally Technologies, Inc. and Derik Mooberry, filed on December 12, 2011 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
21#	Subsidiaries of the Registrant.
23.1#	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
31.1#	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).
31.2#	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).
32.1#	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2#	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101.INS#	XBRL Instance Document.
101.SCH#	XBRL Taxonomy Extension Schema Document.
101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number	Description
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document.

* Denotes management contract or compensatory plan or arrangement.

Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLY TECHNOLOGIES, INC. DATED: August 27, 2013

By /s/ RAMESH SRINIVASAN

Ramesh Srinivasan
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RAMESH SRINIVASAN Ramesh Srinivasan	Chief Executive Officer and Director (Principal Executive Officer)	August 27, 2013
/s/ NEIL P. DAVIDSON Neil P. Davidson	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 27, 2013
/s/ ROBERT L. GUIDO Robert L. Guido	Director	August 27, 2013
/s/ RICHARD M. HADDRILL Richard M. Haddrill	Director and Chairman of the Board	August 27, 2013
/s/ JOSEPHINE LINDEN Josephine Linden	Director	August 27, 2013
/s/ W. ANDREW MCKENNA W. Andrew McKenna	Director	August 27, 2013
/s/ DAVID ROBBINS David Robbins	Director	August 27, 2013
/s/ KEVIN VERNER Kevin Verner	Director	August 27, 2013

BALLY TECHNOLOGIES, INC.
INDEX TO FINANCIAL INFORMATION

All other schedules are omitted because the required information is not present in amounts sufficient to require submission of the applicable schedule or because the information required is included in the Consolidated Financial Statements and Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bally Technologies, Inc.
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Bally Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement Schedule II— Valuation and Qualifying Accounts for each of the three years in the period ended June 30, 2013. We also have audited the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bally Technologies, Inc. and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
August 27, 2013

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND 2012

	June 30, 2013	June 30, 2012
	(in 000s, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,220	$ 32,673
Restricted cash	12,939	13,645
Accounts and notes receivable, net of allowances for doubtful accounts of $14,813 and $14,073	248,497	264,842
Inventories	68,407	75,066
Prepaid and refundable income tax	21,845	13,755
Deferred income tax assets	38,305	42,822
Deferred cost of revenue	22,417	17,615
Prepaid assets	14,527	13,061
Other current assets	2,920	6,980
Total current assets	493,077	480,459
Restricted long-term investments	14,786	12,171
Long-term accounts and notes receivables, net of allowances for doubtful accounts of $1,764 and $3,029	65,456	55,786
Property, plant and equipment, net	35,097	30,667
Leased gaming equipment, net	113,751	121,151
Goodwill	172,162	171,971
Intangible assets, net	25,076	39,166
Deferred income tax assets	17,944	7,409
Income tax receivable	1,837	12,041
Deferred cost of revenue	12,105	16,542
Other assets, net	27,974	23,104
Total assets	$ 979,265	$ 970,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,863	$ 41,414
Accrued and other liabilities	91,127	85,310
Jackpot liabilities	11,731	11,682
Deferred revenue	62,254	46,314
Income tax payable	11,345	12,226
Current maturities of long-term debt	24,615	17,091
Total current liabilities	226,935	214,037
Long-term debt, net of current maturities	580,000	494,375
Deferred revenue	23,696	26,715
Other income tax liability	12,658	13,922
Other liabilities	16,804	23,943
Total liabilities	860,093	772,992
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Special stock, 10,000,000 shares authorized: Series E, $100 liquidation value; 0 and 115 shares issued and outstanding	—	12
Common stock, $.10 par value; 100,000,000 shares authorized; 65,318,000 and 63,150,000 shares issued and 38,855,000 and 42,102,000 outstanding	6,523	6,309
Treasury stock at cost, 26,463,000 and 21,048,000 shares	(1,058,381)	(790,633)
Additional paid-in capital	535,759	489,002
Accumulated other comprehensive loss	(10,692)	(13,477)
Retained earnings	646,339	504,895
Total Bally Technologies, Inc. stockholders' equity	119,548	196,108
Noncontrolling interests	(376)	1,367
Total stockholders' equity	119,172	197,475
Total liabilities and stockholders' equity	$ 979,265	$ 970,467

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE YEARS ENDED JUNE 30, 2013

	2013	2012	2011
	(in 000s, except per share amounts)		
Revenues:			
Gaming equipment and systems	$592,061	$522,342	$439,534
Gaming operations	404,978	357,417	318,621
	997,039	879,759	758,155
Costs and expenses:			
Cost of gaming equipment and systems(1)	228,805	226,636	184,836
Cost of gaming operations	122,188	99,680	88,820
Selling, general and administrative	276,685	255,043	225,033
Research and development costs	111,118	96,182	88,086
Depreciation and amortization	22,733	22,775	19,845
	761,529	700,316	606,620
Operating income	235,510	179,443	151,535
Other income (expense):			
Interest income	5,328	5,221	4,960
Interest expense	(18,120)	(17,378)	(11,984)
Loss on extinguishment of debt	—	—	(4,119)
Other, net	(6,443)	(2,827)	3,001
Income from continuing operations before income taxes	216,275	164,459	143,393
Income tax expense	(76,574)	(63,549)	(45,182)
Income from continuing operations	139,701	100,910	98,211
Discontinued operations:			
Loss on sale of discontinued operations, net of tax	—	—	(403)
Loss from discontinued operations, net of tax	—	—	(403)
Net income	139,701	100,910	97,808
Less net loss attributable to noncontrolling interests	(1,743)	(238)	(455)
Net income attributable to Bally Technologies, Inc.	$141,444	$101,148	$ 98,263
Basic earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 3.53	$ 2.35	$ 1.90
Loss on sale of discontinued operations	—	—	(0.01)
Basic earnings per share	$ 3.53	$ 2.35	$ 1.89
Diluted earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 3.45	$ 2.28	$ 1.82
Loss on sale of discontinued operations	—	—	(0.01)
Diluted earnings per share	$ 3.45	$ 2.28	$ 1.81
Weighted average shares outstanding:			
Basic	40,120	42,985	51,960
Diluted	40,992	44,420	54,420
Amounts attributable to Bally Technologies, Inc.:			
Income from continuing operations, net of tax	$141,444	$101,148	$ 98,666
Loss on sale of discontinued operations, net of tax	—	—	(403)
Net income	$141,444	$101,148	$ 98,263

(1) Cost of gaming equipment and systems exclude amortization related to certain intangibles, including core technology and license rights, which are included in depreciation and amortization.

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE YEARS ENDED JUNE 30, 2013

	2013	2012	2011
		(in 000s)	
Net income	$139,701	$100,910	$97,808
Other comprehensive income (loss):			
Foreign currency translation adjustment before income taxes	45	(3,959)	762
Income tax expense	—	—	—
Foreign currency translation adjustment	45	(3,959)	762
Unrealized gain (loss) on derivative financial instruments before income taxes	4,216	(9,930)	(1,204)
Income tax (expense) benefit	(1,476)	3,476	422
Unrealized gain (loss) on derivative financial instruments	2,740	(6,454)	(782)
Total other comprehensive income (loss), net of income taxes	2,785	(10,413)	(20)
Comprehensive income	142,486	90,497	97,788
Less: comprehensive loss attributable to noncontrolling interests	(1,743)	(238)	(455)
Comprehensive income attributable to Bally Technologies, Inc.	$144,229	$ 90,735	$98,243

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JUNE 30, 2013

	Common Stock		Series E Special Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) ("OCI")	Retained Earnings	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Dollars							
						(in 000s)			
Balances at June 30, 2010	59,495	$5,943	$ 12	$ (157,053)	$392,853	$ (3,044)	$303,100	$ 2,381	$ 544,192
Income from continuing operations, net of tax	—	—	—	—	—	—	98,666	(455)	98,211
Loss on sale of discontinued operations, net of tax	—	—	—	—	—	—	(403)	—	(403)
Foreign currency translation adjustment	—	—	—	—	—	762	—	—	762
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	—	(782)	—	—	(782)
Total comprehensive income	—	—	—	—	—	—	—	—	$ 97,788
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(239)	(239)
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	2,046	206	—	(3,161)	36,953	—	—	—	33,998
Purchase of common stock for treasury	—	—	—	(474,054)	—	—	—	—	(474,054)
Share-based compensation	—	—	—	—	12,907	—	—	—	12,907
Balances at June 30, 2011	61,541	$6,149	$ 12	$ (634,268)	$442,713	$ (3,064)	$401,363	$ 1,687	$ 214,592
Income from continuing operations, net of tax	—	—	—	—	—	—	101,148	(238)	100,910
Foreign currency translation adjustment	—	—	—	—	—	(3,959)	—	—	(3,959)
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	—	(6,454)	—	—	(6,454)
Total comprehensive income	—	—	—	—	—	—	—	—	$ 90,497
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(82)	(82)
Cumulative effect of adoption of ASU 2010-16 for change in jackpot accounting	—	—	—	—	—	—	2,384	—	2,384
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	1,609	160	—	(1,720)	32,117	—	—	—	30,557
Purchase of common stock for treasury	—	—	—	(154,645)	—	—	—	—	(154,645)
Share-based compensation	—	—	—	—	14,172	—	—	—	14,172
Balances at June 30, 2012	63,150	$6,309	$ 12	$ (790,633)	$489,002	$(13,477)	$504,895	$ 1,367	$ 197,475
Income from continuing operations, net of tax	—	—	—	—	—	—	141,444	(1,743)	139,701
Foreign currency translation adjustment	—	—	—	—	—	45	—	—	45
Unrealized gain on derivative financial instruments, net of tax	—	—	—	—	—	2,740	—	—	2,740
Total comprehensive income	—	—	—	—	—	—	—	—	$ 142,486
Purchase of Series E special stock	—	—	(12)	—	—	—	—	—	(12)
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	2,168	214	—	(10,099)	55,877	—	—	—	45,992
Accelerated share repurchase forward contract	—	—	—	22,500	(22,500)	—	—	—	—
Purchase of common stock for treasury	—	—	—	(280,149)	—	—	—	—	(280,149)
Share-based compensation	—	—	—	—	13,380	—	—	—	13,380
Balances at June 30, 2013	65,318	$6,523	$ —	$(1,058,381)	$535,759	$(10,692)	$646,339	$ (376)	$ 119,172

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED JUNE 30, 2013

	2013	2012	2011
		(in 000s)	
Cash flows from operating activities:			
Net income	$ 139,701	$ 100,910	$ 97,808
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of discontinued operations, net of tax	—	—	403
Loss on extinguishment of debt	—	—	4,119
Depreciation and amortization	88,272	81,453	74,980
Amortization of deferred debt issuance costs	1,810	1,807	3,404
Share-based compensation	13,380	14,172	12,907
Provision for doubtful accounts	11,173	9,863	7,963
Inventory write-downs	6,130	5,902	3,623
Income tax (benefit) expense	(6,723)	(5,986)	18,811
Excess tax benefit of stock option exercises	(18,899)	(5,523)	(8,214)
Other	2,333	3,949	(1,320)
Change in operating assets and liabilities:			
Accounts and notes receivable	1,084	(35,934)	(46,647)
Inventories	(54,832)	(98,432)	(101,797)
Prepaid and refundable income tax and income tax payable	19,240	40,802	(24,849)
Other current assets	(83)	(7,111)	(557)
Accounts payable	(15,484)	(2,693)	14,615
Accrued and jackpot liabilities	5,374	15,376	3,393
Deferred revenue and deferred cost of revenue	12,896	12,428	(1,886)
Net cash provided by operating activities	205,372	130,983	56,756
Cash flows from investing activities:			
Acquisitions	—	(10,490)	—
Capital expenditures	(16,802)	(11,464)	(13,202)
Restricted cash and investments	(1,909)	(4,913)	474
Development financing provided to customers	(1,228)	—	(9,940)
Payments received from development financing	223	—	—
Additions to other long-term assets	(1,932)	(8,331)	(6,552)
Net cash used in investing activities	(21,648)	(35,198)	(29,220)
Cash flows from financing activities:			
Proceeds from borrowing	100,000	—	300,000
Proceeds from revolving credit facility	100,000	41,000	250,884
Payments on revolving credit facility	(90,000)	(30,000)	(31,884)
Capitalized debt issuance costs	(4,909)	—	(7,118)
Pay-off of debt from refinancing	—	—	(142,500)
Payments on long-term debt and capital leases	(16,964)	(15,040)	(35,049)
Acquisition-related contingent consideration	(1,351)	—	—
Distributions to noncontrolling interests	—	(82)	(239)
Purchase of treasury stock and forward contract	(292,378)	(154,235)	(477,215)
Purchase of series E special stock	(12)	—	—
Excess tax benefit of stock option exercises	18,899	5,523	8,214
Proceeds from exercise of stock options and employee stock purchases	35,642	25,888	28,441
Net cash used in financing activities	(151,073)	(126,946)	(106,466)
Effect of exchange rate changes on cash	(2,104)	(2,591)	669
Net cash used in operating activities of discontinued operations	—	—	(403)
Cash and cash equivalents:			
Increase (decrease) for year	30,547	(33,752)	(78,664)
Balance, beginning of year	32,673	66,425	145,089
Balance, end of year	$ 63,220	$ 32,673	$ 66,425

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE YEARS ENDED JUNE 30, 2013

The following supplemental information is related to the consolidated statements of cash flows:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Cash paid for interest	$16,124	$ 17,119	$11,985
Cash paid for income taxes	63,693	29,297	46,132
Non-cash investing and financing transactions:			
Transfer of inventory to leased gaming equipment(1)	74,840	104,512	87,307
Reclassify property, plant and equipment to inventory(1)	17,112	16,685	15,519
Liabilities assumed in acquisitions	—	5,395	—

(1) As a result of the inability to separately identify the cash flows associated with the construction of leased gaming equipment, the Company has included all additions to leased gaming equipment as an increase in inventory under cash used in operating activities in the consolidated statement of cash flows. In addition, cash generated from the sale of used gaming equipment classified as leased gaming equipment is also included in cash provided by operating activities in the consolidated statement of cash flows. The Company has one process to procure raw materials for the assembly of both inventory and leased gaming equipment. The materials requisition planning process considers the number of devices the Company expects to build for sale and for use in gaming operations during a particular period, but it does not separately earmark purchases for leased gaming equipment. Without such an earmarking process, the Company is unable to determine whether the parts used to construct leased gaming equipment during a particular period came from inventory on hand at the beginning of the period or was constructed from inventory procured during the period of deployment, thus requiring the expenditure of cash.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bally Technologies, Inc. ("Bally" or the "Company"), a Nevada corporation, is a diversified global gaming company that designs, manufactures, operates, and distributes advanced technology-based gaming devices, systems, server-based solutions, custom mobile applications, and interactive applications. The Company's innovations and technology solutions allow its customers to more effectively manage their operations using our wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools. The Company also provides hardware, including spinning-reel and video gaming devices, specialty gaming devices, and wide-area progressive systems. Under its business-to-business model, the Company supports customers that include traditional land-based, riverboat, and Native American casinos, video lottery and central determination markets.

Principles of presentation and consolidation

The accompanying consolidated financial statements include the accounts of Bally Technologies, Inc., and its wholly owned and partially owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), include all adjustments necessary to fairly present the Company's consolidated financial position, results of operations and cash flows for each period presented. References to specific U.S. GAAP within this report cite topics within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued Operations

The Company was the general partner of Rainbow Casino Vicksburg Partnership ("RCVP"), which operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. On April 5, 2010, the Company entered into a definitive purchase agreement to sell the Rainbow Casino which closed on June 8, 2010. Per the terms of the sale agreement, the Company had certain post-closing adjustments during fiscal year 2011, which reduced its gain on the sale of the Rainbow Casino in fiscal year 2010 by approximately $0.4 million, net of income taxes. The Company's Casino Operations have been classified as discontinued operations in the accompanying financial statements.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash equivalents, accounts and notes receivable, investment securities to fund jackpot liabilities, accounts payable, jackpot liabilities and long-term debt approximate their respective fair values.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There are three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;
- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts reflected in the accompanying consolidated balance sheets for cash equivalents, accounts and notes receivable, investment securities to fund jackpot liabilities, accounts payable, jackpot liabilities and long-term debt approximate their respective fair values. Cash equivalents and investment securities to fund jackpot liabilities have Level 1 inputs with values based on quoted market prices. Accounts and notes receivable and jackpot liabilities have Level 3 inputs and were valued using Discounted Cash Flows ("DCF") incorporating expected future payment timing and current borrowing rates. Long-term debt has Level 2 inputs and was valued using DCF incorporating expected future payment timing and current borrowing rates.

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency risk. The Company enters into foreign currency forward contracts, generally with maturities of twelve months or less, to hedge recognized foreign currency assets and liabilities to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. The gains or losses resulting from changes in the fair value of these forward contracts, which are not designated as accounting hedges, are reported in other income (expense) in the consolidated statements of operations, and generally offset the gains and losses associated with the underlying foreign-currency-denominated balances, which are also reported in other income (expense). As of June 30, 2013 and 2012, euro forward contracts for a total of $33.0 million and $38.0 million, respectively, or the notional equivalent of €25.3 million and €30 million, were outstanding. In addition, as of June 30, 2013, a pound sterling forward contract for $2.3 million, or the equivalent of £1.5 million, was outstanding.

The Company also uses interest rate derivatives to manage the interest expense generated by variable rate debt. See Note 7 to consolidated financial statements, *Long-Term Debt*.

The Company's derivative financial instruments are measured at fair value on a recurring basis, and the balances were as follows:

	Fair Value Measurements Using Input Type		
	Level 1	Level 2	Level 3
		(in 000s)	
As of June 30, 2013:			
Other current assets:			
Foreign currency derivative financial instrument	$—	$ 397	$—
Liabilities:			
Accrued and other liabilities:			
Foreign currency derivative financial instrument	$—	$ 22	$—
Interest rate derivative financial instruments	$—	$4,689	$—
Other liabilities:			
Interest rate derivative financial instrument	$—	$4,927	$—

	Fair Value Measurements Using Input Type		
	Level 1	Level 2	Level 3
		(in 000s)	
As of June 30, 2012:			
Other current assets:			
Foreign currency derivative financial instrument	$—	$2,850	$—
Liabilities:			
Accrued and other liabilities:			
Foreign currency derivative financial instrument	$—	$ 115	$—
Interest rate derivative financial instruments	$—	$4,804	$—
Other liabilities:			
Interest rate derivative financial instrument	$—	$9,028	$—

The valuation techniques used to measure the fair value of the derivative financial instruments above in which the counterparties have high credit ratings, were derived from pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company's discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves and foreign currency forward rates.

Accounting for Derivative Instruments and Hedging Activity

The Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items resulting in hedge accounting treatment. The interest rate derivative instruments meet these requirements and are accounted for as a cash flow hedges.

The impact of the cash flow hedge and non-designated foreign currency derivatives on the consolidated financial statements is depicted below:

Cash Flow Hedging Derivative	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Location of Loss	Amount of Loss Reclassified From Accumulated OCI into Income (Effective Portion)		
	Year Ended June 30, 2013	Year Ended June 30, 2012	Year Ended June 30, 2011		Year Ended June 30, 2013	Year Ended June 30, 2012	Year Ended June 30, 2011
		(in 000s)				(in 000s)	
Interest rate swap agreement	$(921)	$(14,969)	$(3,661)	Interest expense	$(5,137)	$(5,039)	$(2,458)

Location of Loss	Amount of Loss Recognized in Income on Derivative (Ineffective Portion)		
	Year Ended June 30, 2013	Year Ended June 30, 2012	Year Ended June 30, 2011
		(in 000s)	
Interest expense	$(9)	$—	$—

Non-Designated Derivative	Amount of Income (Loss) Recognized in Other Income (Expense)		
	Year Ended June 30, 2013	Year Ended June 30, 2012	Year Ended June 30, 2011
		(in 000s)	
Foreign Currency Forward Contract	$(1,151)	$4,246	$(135)

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase and are carried at cost, which approximates fair value.

Restricted cash

The Company maintains jackpot funds totaling approximately $12.9 million and $13.6 million at June 30, 2013 and 2012, respectively, to ensure availability of funds to pay wide-area progressive jackpot awards.

Accounts and notes receivable and allowances for doubtful accounts

Accounts and notes receivable are stated at face value less an allowance for doubtful accounts. The Company generally grants customers credit terms for periods of 30 to 120 days, but may also grant extended payment terms to some customers for periods generally up to three years, with interest generally at market rates.

The Company evaluates the credit quality of its accounts and notes receivable and establishes an allowance for doubtful accounts based on a combination of factors including, but not limited to, customer collection experience, economic conditions, and the customer's financial condition. In addition to specific account identification, which includes the review of any modifications of accounts and notes receivable, if applicable, the Company utilizes historic collection experience for the most recent twelve month period to establish an allowance for doubtful accounts. Receivables are written off only after the Company has exhausted all collection efforts.

Inventories

Inventories are stated at the lower of cost, determined on a first in, first out basis, or market. Cost elements included in work-in-process and finished goods include raw materials, direct labor and manufacturing overhead. Inventories consist of the following:

	June 30,	
	2013	2012
	(in 000s)	
Raw materials	$42,464	$50,498
Work-in-process	1,508	1,713
Finished goods	24,435	22,855
Total	$68,407	$75,066

The Company regularly reviews inventory quantities and updates estimates for the net realizable value of inventories to estimate potential excess or obsolete inventory. Our process includes examining the carrying values of new and used gaming devices, parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally one year or less. Additional factors involved in this analysis include the overall levels of our inventories, the costs required to sell the products, including refurbishment costs, importation costs for international shipments, and the overall projected demand for products after release of the next generation of products. Demand for parts inventory is also subject to technical obsolescence.

The Company recorded inventory write-downs totaling approximately $6.1 million, $5.9 million and $3.6 million during the years ended June 30, 2013, 2012 and 2011, respectively. Additional valuation charges could occur in the future as a result of changes in the factors listed above. These charges are included in the cost of gaming equipment and systems in the consolidated statements of operations.

Deferred revenue and deferred cost of revenue

Deferred revenue arises from the timing differences between the shipment or installation of gaming equipment and systems products and the satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred cost of revenue consists of the direct costs associated with the manufacture of gaming equipment and systems products for which revenue has been deferred. Deferred revenue and deferred cost of revenue that are expected to be realized within one year are classified as current liabilities and current assets, respectively.

Restricted long-term investments

The Company purchases U.S. Treasury Strip Securities for the benefit of jackpot winners who elect to receive annual or weekly installment payments. These securities are held to maturity and recorded at cost plus interest accretion to date. Such securities are included in restricted long-term investments in the consolidated balance sheets, and totaled $14.8 million and $12.2 million as of June 30, 2013 and 2012, respectively.

Property, plant and equipment and leased gaming equipment

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives or lease term, if less, using the straight line method as follows: buildings and improvements, ten years; furniture, fixtures and equipment, three to seven years; and leasehold improvements, the shorter of lease term or ten years. Leased gaming equipment is stated at cost and depreciated over the estimated useful lives ranging from one to three and one-half years. Depreciation and asset charges related to leased gaming equipment are recorded to cost of gaming operations in the consolidated statements of operations.

Significant replacements and improvements are capitalized while other maintenance and repairs are expensed. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Depreciation and amortization expense

For the years ended June 30, 2013, 2012 and 2011, depreciation and amortization expense from continuing operations totaled $88.3 million, $81.5 million and $75.0 million, respectively. Of these amounts, $65.6 million, $58.7 million and $55.1 million of depreciation and amortization expense were included in cost of gaming equipment and systems and cost of gaming operations in the consolidated statements of operations.

Impairment of long-lived assets and goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, undiscounted and without interest. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company reviews goodwill for impairment annually at the beginning of its fourth fiscal quarter, or whenever events or changes in circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life. The Company performs the impairment analysis of goodwill at a reporting unit level by comparing the fair value of a reporting unit with its carrying value, including goodwill. If the fair value is less than the carrying value, the impairment to be recognized is measured as the amount by which the carrying amount of the goodwill exceeds the fair value of the reporting unit goodwill.

During the years ended June 30, 2013, 2012 and 2011, no impairment charges related to long-lived assets or goodwill were recorded.

Jackpot liabilities

The Company recognizes jackpot expense, included in cost of gaming operations in the consolidated statements of operations, and a liability for jackpots incurred but not yet won in each jurisdiction based on the discounted net present value of the progressive meter liability. Jackpots are payable either in weekly or annual installments, or immediately in the case of instant win progressive jackpots. Winners may elect to receive a single payment for the present value of a jackpot discounted at applicable interest rates in lieu of annual installments. Interest rates used in the single payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Revenue recognition

The Company's revenue recognition policy is to record revenue when all of the following criteria have been satisfied:

- Persuasive evidence of an arrangement exists;
- The price or fee to the customer is fixed or determinable;
- Collectability is reasonably assured;
- Delivery has occurred; and
- No significant contractual obligations remain.

Revenues are reported net of incentive rebates, discounts, sales taxes, and all other items of a similar nature except for gaming industry taxes on certain Gaming Operations revenue. The gross amounts of these gaming taxes are not presented separately in the financial statements because they are not significant. For products sold under arrangements with extended payment terms the probability of collection is evaluated based on a review of the customer's credit worthiness and a review of historic collection experience on contracts with extended payment terms. As a result of such review, the Company recognizes revenue on extended payment term arrangements as the Company has determined that collectability is reasonably assured and the fee is considered fixed and determinable.

Games placed with customers on a trial basis are recorded as revenue once the trial period has ended, the customer has accepted the games and all other revenue recognition criteria have been satisfied. Amounts billed to customers prior to completing the earnings process are deferred until the revenue recognition criteria are satisfied.

Gaming Operations Revenue. Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software and connection to a linked progressive system, where applicable. In certain markets, the Company also charges a daily system connection fee for the customer to connect to a central determination system and/or back-office system. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee and all of the products and services are delivered simultaneously. Gaming operations revenue is recognized under general revenue recognition guidance as the deliverables provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming devices.

Gaming Equipment Revenue. Gaming Equipment revenue is generated from the sale of gaming devices and licensing rights to game content software that is installed in the gaming device, parts, and other ancillary equipment. Arrangements may also include sales of game content conversion kits which enable customers to replace game content without purchasing a new gaming device. Gaming equipment arrangements do not include maintenance and product support fees beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other revenue recognition criteria have been satisfied.

As the combination of game content software and the tangible gaming device function together to deliver the product's essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance. Game content conversion kits are considered software deliverables and are recognized in accordance with software revenue recognition guidance.

Systems Revenue. Systems revenue arrangements generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees and professional services. The primary function of systems software licensed by the Company is to aid customers to more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.

Revenue for systems software and maintenance and product support fees is recognized under software revenue recognition guidance. Although the systems software and certain systems-based hardware function together, the primary functionality of the systems software is derived from the software and the systems software is not essential to the functionality of the systems-based hardware.

The Company licenses systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term provided all revenue recognition criteria have been satisfied. Revenue from maintenance and product support fees sold with perpetual licenses is recognized over the term of the support period. The Company's time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. All revenue from such arrangements is recognized over the term of the license.

Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are satisfied. However, in the case of arrangements involving a systems installation, revenue on the systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system. Hardware maintenance and product support fees are recognized on a straight-line basis over the term of the support period which is generally twelve months.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. The Company's software maintenance and product support arrangements are generally for twelve month periods. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.

Multiple Element Arrangements. The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. For example, customers may enter into arrangements with the Company for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices and game content conversion kits.

Revenue arrangements with multiple deliverables are allocated to separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis; and
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

At the inception of a multiple element arrangement, fees under the arrangement are allocated to the nonsoftware deliverables, and to the software deliverables as a group based on their relative selling price. Software deliverables are further subject to separation and allocation based on software revenue recognition guidance as described in the following paragraph. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence ("VSOE"), then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

In allocating arrangement fees under the relative selling price hierarchy, the Company uses VSOE for all products which have been sold on a stand-alone basis or the stated renewal rate for maintenance and product support fees. As TPE is generally not available, the Company uses ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, the Company uses either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

The Company uses the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which the Company does not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.

The establishment of VSOE requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and whether the prices demonstrate an appropriate level of concentration to conclude that VSOE exists. In determining ESP, management considers a variety of information including historic pricing and discounting practices, competitive market activity, internal costs, and the pricing and discounting practices of products sold in bundled arrangements.

Advertising costs

The Company expenses advertising costs as incurred, which totaled $10.0 million, $9.3 million and $9.6 million from continuing operations for the years ended June 30, 2013, 2012 and 2011, respectively.

Warranty and product indemnifications

Gaming devices are typically sold with a 90-day parts and labor warranty and certain sales agreements include third-party indemnifications for intellectual property infringement. Warranty expense is calculated using historical experience, and totaled $3.6 million, $4.1 million and $2.5 million for the years ended June 30, 2013, 2012 and 2011, respectively, and no costs have been incurred or accrued related to indemnities.

Research and development

Research and development expenses related to product development are expensed until technological feasibility has been established. The Company has determined that technological feasibility is not established for its products until completion of the regulatory approval process. As this process is completed shortly before the products are made available to customers, any development costs incurred after the establishment of technological feasibility are typically not significant and expensed as incurred.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of the Company's foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

The Company recognizes tax benefits from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized is the largest benefit that the Company believes has greater than a 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions as tax expense.

Share-based compensation

The Company accounts for share-based compensation based on the calculated fair value of the award measured on the grant date, which is recognized, net of estimated forfeitures, as an expense over the employee's requisite service period. The Company classifies share-based compensation expense in the same financial statement line as cash compensation, including cost of gaming equipment and systems and casino operations, research and development costs, and selling, general and administrative expenses.

The excess tax benefit from stock option exercises and tax deductions in excess of compensation cost recognized are classified as a financing activity in the statement of cash flows.

Foreign currency translation

The functional currency of the Company's foreign subsidiaries is typically their local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange at the end of the period, and the income and expense accounts are translated at the average rate of exchange for the period. Translation adjustments are reflected as accumulated other comprehensive income within stockholders' equity. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

Recently adopted accounting pronouncements

On July 1, 2011, the Company adopted new accounting guidance related to troubled debt restructuring. The guidance clarifies which loan modifications constitute troubled debt restructurings to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosures of troubled debt restructurings.

On July 1, 2011, the Company adopted new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance was applied by recording a cumulative-effect adjustment to opening retained earnings of $2.4 million on July 1, 2011.

On December 31, 2011, the Company chose to early adopt new accounting guidance to make the presentation of items within other comprehensive income ("OCI") more prominent. The new standard requires companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies are no longer allowed to present items of OCI only in the statement of stockholders' equity. The Company chose to present the items in two separate consecutive statements. The new guidance was applied retrospectively.

Effective December 31, 2011, new accounting guidance for testing goodwill impairment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company has not utilized this method in its evaluation of goodwill impairment.

Effective September 30, 2012, new accounting guidance for testing indefinite-lived intangible assets permits an entity to first access qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. The outcome of the assessment is used as a basis for determining whether it is necessary to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC Topic 350. The Company has not yet utilized this method in its evaluation of indefinite-lived intangible assets impairment.

Recently issued accounting pronouncements not yet adopted

In December 2011, the FASB issued new accounting guidance for disclosures about offsetting assets and liabilities which requires an entity to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. The new guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company expects to adopt this guidance in fiscal year 2014 and does not believe it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued new accounting guidance to improve the reporting of reclassifications out of accumulated other comprehensive income ("AOCI"). Under the guidance, an entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance did not change the requirements for reporting net income or other comprehensive income in the financial statements. The new guidance is effective for annual reporting periods beginning on or after December 15, 2012, and interim periods within those annual periods. The Company expects to adopt this guidance in fiscal year 2014 and does not believe it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

In February 2013, the FASB issued new accounting guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company expects to adopt this guidance in fiscal year 2015 and does not believe it will have a significant impact on its consolidated results of operations, financial condition and cash flows.

The Company believes there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on its financial reporting.

2. EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the additional dilution from all potentially dilutive securities.

The following computation of basic and diluted earnings per share applicable to the Company's common stock is as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in 000s, except per share amounts)		
Amounts attributable to Bally Technologies, Inc.:			
Income from continuing operations, net of tax	$141,444	$101,148	$98,666
Loss on sale of discontinued operations, net of tax	—	—	(403)
Diluted earnings attributable to Bally Technologies, Inc.	$141,444	$101,148	$98,263
Weighted average common shares outstanding	40,120	42,985	51,960
Dilutive effect of:			
Stock options, Restricted Stock Units ("RSU") and restricted stock	872	1,435	2,459
Warrants	—	—	1
Weighted average diluted shares outstanding	40,992	44,420	54,420
Basic earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 3.53	$ 2.35	$ 1.90
Loss on sale of discontinued operations	—	—	(0.01)
Basic earnings per share	$ 3.53	$ 2.35	$ 1.89
Diluted earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 3.45	$ 2.28	$ 1.82
Loss on sale of discontinued operations	—	—	(0.01)
Diluted earnings per share	$ 3.45	$ 2.28	$ 1.81

Certain securities were excluded from the diluted per share calculation because their inclusion would be anti-dilutive. Such securities consist of the following:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Stock options, RSU and restricted stock	70	574	688

3. ACCOUNTS AND NOTES RECEIVABLE AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company has one portfolio segment, the gaming industry customer, and four classes of receivables including its trade receivables with a contract term less than one year, trade receivables with a contract term greater than one year, sales-type leasing arrangements, and notes receivable, which are related to development financing loans. Trade receivables with contract terms greater than one year relate to the sale of gaming equipment and systems transactions, and are generally collateralized by the related equipment sold, although the value of such equipment, if repossessed, may be less than the receivable balance outstanding. Sales-type leasing arrangements relate to gaming equipment and include options to purchase the equipment at the end of the lease term at established prices. Customers with sales-type leasing arrangements typically have a long-standing credit history with the Company.

The Company's accounts and notes receivable were as follows:

	Accounts and Notes Receivable as of June 30, 2013			Accounts and Notes Receivable as of June 30, 2012		
	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
			(in 000s)			
Contract term less than one year:						
Trade and other receivables, current	$170,598	$ 1,589	$169,009	$173,889	$ 3,655	$170,234
Contract term greater than one year:						
Trade receivables, current	82,600	63,193	19,407	85,075	41,213	43,862
Trade receivables, noncurrent	40,178	17,961	22,217	30,476	7,213	23,263
	122,778	81,154	41,624	115,551	48,426	67,125
Lease receivables, current	6,701	6,701	—	14,763	14,763	—
Lease receivables, noncurrent	9,928	9,928	—	15,070	15,070	—
	16,629	16,629	—	29,833	29,833	—
Notes receivable, current	3,411	3,411	—	5,188	5,188	—
Notes receivable, noncurrent	17,114	17,114	—	13,269	13,269	—
	20,525	20,525	—	18,457	18,457	—
Total current	263,310	74,894	188,416	278,915	64,819	214,096
Total noncurrent	67,220	45,003	22,217	58,815	35,552	23,263
Total	$330,530	$119,897	$210,633	$337,730	$100,371	$237,359

The activity related to the allowance for doubtful accounts for the year ended June 30, 2013 is summarized below:

	Allowance for Doubtful Accounts						
	Beginning Balance as of June 30, 2012	Charge-offs	Recoveries	Provision	Ending Balance as of June 30, 2013	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
				(in 000s)			
Contract term less than one year:							
Trade and other receivables, current	$ (6,138)	$ 1,449	$ —	$ 184	$ (4,505)	$(1,445)	$(3,060)
Contract term greater than one year:							
Trade receivables, current	(7,935)	3,973	822	(7,168)	(10,308)	(8,101)	(2,207)
Trade receivables, noncurrent	(1,279)	2,598	—	(3,083)	(1,764)	—	(1,764)
	(9,214)	6,571	822	(10,251)	(12,072)	(8,101)	(3,971)
Lease receivables, current	—	—	—	—	—	—	—
Lease receivables, noncurrent	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
Notes receivable, current	—	—	—	—	—	—	—
Notes receivable, noncurrent	(1,750)	2,856	—	(1,106)	—	—	—
	(1,750)	2,856	—	(1,106)	—	—	—
Total current	(14,073)	5,422	822	(6,984)	(14,813)	(9,546)	(5,267)
Total noncurrent	(3,029)	5,454	—	(4,189)	(1,764)	—	(1,764)
Total	$(17,102)	$10,876	$822	$(11,173)	$(16,577)	$(9,546)	$(7,031)

The activity related to the allowance for doubtful accounts for the year ended June 30, 2012 is summarized below:

	Allowance for Doubtful Accounts						
	Beginning Balance as of June 30, 2011	Charge-offs	Recoveries	Provision	Ending Balance as of June 30, 2012	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
	(in 000s)						
Contract term less than one year:							
Trade and other receivables, current	$ (5,875)	$1,550	$243	$(2,056)	$ (6,138)	$(2,163)	$(3,975)
Contract term greater than one year:							
Trade receivables, current	(5,184)	355	513	(3,619)	(7,935)	(4,867)	(3,068)
Trade receivables, noncurrent	(507)	1,666	—	(2,438)	(1,279)	(118)	(1,161)
	(5,691)	2,021	513	(6,057)	(9,214)	(4,985)	(4,229)
Lease receivables, current	—	—	—	—	—	—	—
Lease receivables, noncurrent	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
Notes receivable, current	—	—	—	—	—	—	—
Notes receivable, noncurrent	—	—	—	(1,750)	(1,750)	(1,750)	—
	—	—	—	(1,750)	(1,750)	(1,750)	—
Total current	(11,059)	1,905	756	(5,675)	(14,073)	(7,030)	(7,043)
Total noncurrent	(507)	1,666	—	(4,188)	(3,029)	(1,868)	(1,161)
Total	$(11,566)	$3,571	$756	$(9,863)	$(17,102)	$(8,898)	$(8,204)

Gaming is a highly regulated industry requiring customers to obtain a licensing and verify with the applicable regulatory agency that they have the financial resources to operate a gaming establishment. Many of the Company's customers, including new casinos that have opened in recent years, are owned by existing multi-property customers that have established a favorable payment history with the Company. Customer accounts typically include a mix of trade receivables balances with terms for periods of 30 to 120 days and financing receivables resulting from extended payment terms.

The Company monitors the credit quality of its accounts receivable by reviewing an aging of customer invoices. Invoices are considered past due if a scheduled payment is not received within agreed upon terms. The Company's notes receivable are reviewed quarterly, at a minimum, for impairment. The Company also reviews a variety of other relevant qualitative information such as collection experience, economic conditions and specific customer financial conditions to evaluate credit risk in recording the allowance for doubtful accounts or as an indicator of an impaired loan.

The Company accrues interest, if applicable, on its accounts and notes receivables per the terms of the agreement. Interest is not accrued on past due accounts and notes receivable, or individual amounts that the Company has determined and specifically identified as not collectible.

The following summarizes the aging of past due receivables, excluding trade accounts receivable with a contract term less than one year, as of June 30, 2013:

	1 to 90 Days Past Due	91 to 180 Days Past Due	181 + Days Past Due	Total Past Due	Current	Total Receivable	Recorded Investment in Receivables on Nonaccrual Status	Recorded Investment 90 Days and Accruing
					(in 000s)			
Trade receivables	$9,636	$2,851	$6,869	$19,356	$103,422	$122,778	$19,356	$—
Lease receivables	—	—	—	—	16,629	16,629	—	—
Notes receivable	—	—	—	—	20,525	20,525	—	—
Total	$9,636	$2,851	$6,869	$19,356	$140,576	$159,932	$19,356	$—

The following summarizes the aging of past due receivables, excluding trade accounts receivable with a contract term less than one year, as of June 30, 2012:

	1 to 90 Days Past Due	91 to 180 Days Past Due	181 + Days Past Due	Total Past Due	Current	Total Receivable	Recorded Investment in Receivables on Nonaccrual Status	Recorded Investment 90 Days and Accruing
					(in 000s)			
Trade receivables	$7,278	$4,197	$8,735	$20,210	$ 95,341	$115,551	$20,210	$—
Lease receivables	—	—	—	—	29,833	29,833	—	—
Notes receivable	1,427	1,423	319	3,169	15,288	18,457	18,457	—
Total	$8,705	$5,620	$9,054	$23,379	$140,462	$163,841	$38,667	$—

The aging of customer invoices and note balances are based on their contractually agreed upon payment terms, which in certain rare circumstances have been modified from the original financing terms. The modification of original financing terms are infrequent and generally do not represent a concession as they result only in a delay of payment that is typically insignificant to total trade, lease and notes receivable balances.

The Company provided development financing to certain customers in the form of notes receivable. Notes receivable as of June 30, 2012, include $15.6 million, net of discounts of $3.3 million, and as of June 30, 2013, $19.5 million related to development financing loans made to HBG Connex S.P.A. ("HBG") to allow it to make advance payments necessary to obtain gaming licenses in the Italian Video Lottery Terminal ("VLT") market. The Company entered into a settlement agreement with HBG (see Note 12 to consolidated financial statements, *Commitments and Contingencies*) which, amongst other matters, resulted in the replacement of the existing non-interest bearing development financing notes receivable with a new note receivable bearing a stated interest rate of 4% per annum with graduated monthly installments over four years from July 2013 to June 2017. In connection with the settlement agreement, the discounts totaling $3.3 million associated with the original HBG notes receivable were reversed during the year ended June 30, 2013 and the $4.6 million in contract rights associated with HBG were derecognized (see Note 5 to consolidated financial statements, *Goodwill and Intangible Assets*). This resulted in a $1.3 million charge recorded to SG&A. There were no significant modifications of accounts receivable during the period.

Impairment is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of a note arrangement. During the year ended June 30, 2012, based on an individual customer's filing of a bankruptcy petition, the Company recognized an impairment charge on notes receivable and a related allowance of $1.8 million after estimating the fair value of the collateral less costs to sell. During the year ended June 30, 2013, the Company recognized an impairment charge of $1.1 million based on the actual proceeds received from the sale of the collateral. As a result, there were no recorded investments in impaired loans as of June 30, 2013.

The impaired loan balance as of June 30, 2012 was as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(in 000s)		
With an allowance recorded:					
Notes receivable	$2,856	$2,856	$(1,750)	$2,856	$—
With no related allowance recorded:					
Notes receivable	—	—	—	—	—
Total	$2,856	$2,856	$(1,750)	$2,856	$—

The fair value of accounts and notes receivable, net, is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers, with similar credit ratings and remaining maturities. As of June 30, 2013 and 2012, respectively, the fair value of the accounts and notes receivable, net, approximate the carrying value.

4. PROPERTY, PLANT AND EQUIPMENT AND LEASED GAMING EQUIPMENT

	June 30, 2013	June 30, 2012
	(in 000s)	
Land and land improvements	$ 1,975	$ 1,975
Buildings and leasehold improvements	29,582	25,908
Gaming equipment	30,552	29,293
Furniture, fixtures and equipment	33,544	32,314
Less accumulated depreciation	(60,556)	(58,823)
Property, plant and equipment, net	$ 35,097	$ 30,667
Leased gaming equipment	$ 323,431	$ 306,997
Less accumulated depreciation	(209,680)	(185,846)
Leased gaming equipment, net	$ 113,751	$ 121,151

5. GOODWILL AND INTANGIBLE ASSETS

		June 30, 2013			June 30, 2012		
	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(dollars in 000s)					
Computer software	3 - 5	$ 39,484	$(35,796)	$ 3,688	$ 39,633	$(34,442)	$ 5,191
License rights	3 - 13	12,819	(7,215)	5,604	8,440	(4,251)	4,189
Trademarks	5 - 10	2,430	(2,239)	191	2,430	(2,216)	214
Core technology	5 - 14	27,063	(21,887)	5,176	27,063	(17,935)	9,128
Contract rights	2 - 10	10,943	(9,766)	1,177	15,496	(8,522)	6,974
Other intangibles	3 - 5	2,548	(808)	1,740	6,574	(604)	5,970
Total finite-lived intangible assets		$ 95,287	$(77,711)	$17,576	$ 99,636	$(67,970)	$31,666
Trademark	indefinite	7,500	—	7,500	7,500	—	7,500
Total		$102,787	$(77,711)	$25,076	$107,136	$(67,970)	$39,166

Total amortization expense related to finite-lived intangible assets totaled $10.9 million, $9.8 million and $9.3 million for the years ended June 30, 2013, 2012 and 2011, respectively, which included computer software amortization expense of $2.1 million, $2.3 million and $3.3 million, respectively.

During the year ended June 30, 2013, contract rights of approximately $4.6 million associated with HBG were derecognized in conjunction with the settlement agreement (see Note 12 to consolidated financial statements, *Commitments and Contingencies*).

During the year ended June 30, 2012, the Company acquired substantially all the assets and liabilities of MacroView Labs and Chiligaming LTD for approximately $8.8 million and $7.1 million, respectively. As part of the transactions, the Company recognized $4.3 million in core technology, $0.9 million in contract rights, and $10.7 million in goodwill. The Company has not presented pro forma information for the acquisitions as the impact was insignificant both individually, and in the aggregate, to the Company's most recent consolidated financial statements.

The Company's indefinite-lived intangible asset of approximately $7.5 million was for one-time consideration given for a perpetual, world-wide license for the use of the Bally trademark in connection with the Company's business.

Future amortization of finite-lived intangible assets is scheduled as follows:

Year Ended June 30,	(in 000s)
2014	$ 8,283
2015	4,495
2016	2,648
2017	858
2018	248
Thereafter	1,044
Total	$17,576

All goodwill is associated with continuing operations. The changes in the carrying amount of goodwill for the years ended June 30, 2013 and 2012 are as follows:

	(in 000s)
Balance as of June 30, 2011	$162,110
Additions	10,656
Foreign currency translation adjustment	(795)
Balance as of June 30, 2012	171,971
Foreign currency translation adjustment	191
Balance as of June 30, 2013	$172,162

6. ACCRUED AND OTHER LIABILITIES

	June 30,	
	2013	2012
	(in 000s)	
Payroll and related costs	$39,077	$30,212
Legal, professional and consulting costs	9,948	13,548
Customer deposits	9,430	6,154
Royalties	4,919	4,019
Regulatory approval costs	2,922	2,394
Sales, use and gaming taxes	3,957	4,322
Interest rate derivative financial instruments	4,689	4,804
Foreign currency derivative financial instrument	22	115
Accrued purchase of treasury stock	—	2,130
Other	16,163	17,612
Total accrued and other liabilities	$91,127	$85,310

7. LONG-TERM DEBT

	June 30,	
	2013	2012
	(in 000s)	
Revolving credit facility	$240,000	$230,000
Term loan facility	364,375	281,250
Other, generally unsecured	240	216
Long-term debt	604,615	511,466
Less current maturities	(24,615)	(17,091)
Long-term debt, net of current maturities	$580,000	$494,375

As of June 30, 2013 and 2012, there was approximately $460.0 million and $170.0 million, respectively, of undrawn availability under the revolving credit facility. Availability under the revolving credit facility is reduced to the extent of outstanding letters of credit.

On April 15, 2011, the Company entered into an amended and restated credit agreement, that provides for a five-year $700 million senior secured credit facility comprised of a $300 million term loan and a $400 million revolving credit facility. On April 19, 2013, the Company entered into an second amended and restated credit agreement that provides for a five-year $1.07 billion senior secured credit facility comprised of a $370 million term loan and a $700 million revolving credit facility, including a $50 million sublimit for the issuance of standby letters of credit, a $10 million sublimit for swingline loans and a $150 million sublimit for multicurrency borrowings approved under the credit facility. The interest rate on the credit facility is subject to a leverage-based pricing grid that ranges from LIBOR plus a margin of 1.00% to 2.00%.

As of June 30, 2013 and 2012, the interest rate on the revolving credit facility was 1.45% and 1.75%, respectively, and the interest rate on the term loan was 3.59% and 3.58%, respectively, after giving effect to the floating-to-fixed interest rate swap(s).

Under the credit facility, the term loan requires quarterly principal reductions in an amount equal to $5,625,000, through March 2014; $7,500,000, from June 2014 through March 2016; and $5,000,000 from June 2016 until the term loan's maturity in April 2018 upon when the remaining outstanding principal balance of $247,500,000 is due.

The credit facility is collateralized by substantially all of the Company's domestic property and is guaranteed by each of the Company's domestic subsidiaries, excluding any noncontrolling interests, and is secured by a pledge agreement.

The fair value of long-term debt is estimated by discounting expected cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2013 and 2012, the fair value of long-term debt approximated the carrying value.

The credit facility contains a number of covenants that, among other things, restrict the Company's ability and certain of its subsidiaries to dispose of assets, incur additional indebtedness or issue preferred stock, pay dividends or make other distributions, enter into certain acquisitions, repurchase equity interests or subordinated indebtedness, issue or sell equity interests of our subsidiaries, engage in mergers or acquisitions or certain transactions with subsidiaries and affiliates, and that otherwise restrict corporate activities.

The financial covenants under the credit facility consist of a leverage ratio and an interest coverage ratio. The leverage ratio is computed as total debt outstanding at the end of the quarter divided by the trailing twelve months Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding certain cash and non-cash charges. The interest coverage ratio is computed as EBITDA for the trailing twelve months divided by the trailing twelve months of interest charges.

A breach of any of the covenants or the inability to comply with the required financial ratios could result in a default under the credit facility. In the event of any such default, the lenders could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable. If the Company were unable to repay the indebtedness upon its acceleration, the lenders could proceed against the underlying collateral. The Company was in compliance with all of the credit facility covenants as of June 30, 2013 and 2012.

Interest Rate Swap Agreements

Effective December 2008, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million that matured on September 26, 2012. Effective June 2011, the Company entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the new term loan to fixed rate debt at an interest rate of 2.09% (plus applicable margin). The second interest swap has an accreting and subsequently amortizing notional in order to hedge the targeted amount of debt over the life of the swap. At June 30, 2013 and 2012, the swap agreements had a notional value of $264.4 million and $281.3 million, respectively.

The Company has documented and designated these interest rate swaps as cash flow hedges. Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective. Effectiveness testing of the hedge relationships and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method. As the interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair value with a corresponding offset to accumulated Other Comprehensive Income ("OCI"). The interest rate swaps have been and are expected to remain highly effective for the life of the hedges. Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness is reclassified from accumulated other comprehensive income to other income (expense). As of June 30, 2013, the Company had no ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from other comprehensive income to interest expense in the next twelve months total $4.7 million.

Additional information on the Company's interest rate swaps are as follows:

Interest Rate Derivative Financial Instruments	Balance Sheet Location	Fair Value (in 000s)	Location of Offsetting Balance
Cash flow hedges—$264.4 million LIBOR based debt	Accrued and other liabilities	$4,689	
	Other liabilities	4,927	
		$9,616	Accumulated other comprehensive income (before income taxes)

Principal Repayments

Annual principal maturities of the Company's long-term debt are as follows:

Year Ended June 30,	(in 000s)
2014	$ 24,615
2015	30,000
2016	27,500
2017	20,000
2018	502,500
Total	$604,615

8. LEASES

The Company leases certain office space, equipment, autos, and warehouse facilities and other property locations under noncancelable operating leases which are generally included in selling, general and administrative expenses. Operating rental expense is as follows:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Equipment, auto and office space leases	$11,220	$9,273	$9,060
Sublease rental income	—	(317)	(357)
	$11,220	$8,956	$8,703

Future minimum rental payments required under noncancelable operating leases are as follows:

Year Ended June 30,	Operating
2014	$ 8,872
2015	6,594
2016	5,152
2017	3,059
2018	1,192
Thereafter	521
Total minimum payments	$25,390

9. SHARE-BASED COMPENSATION

Employee Stock Purchase Plan

The 2008 Employee Stock Purchase Plan (the "2008 ESPP") provides that eligible employees are able to contribute up to 10% of their eligible earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is equal to 85% of the fair market value. During the years ended June 30, 2013, 2012 and 2011, employees purchased 77,094, 76,526 and 67,730 shares of common stock for approximately $3.2 million, $2.6 million and $2.1 million, respectively.

Share-Based Award Plans

The Company's 2010 Long-Term Incentive Plan, which was an amendment and restatement of the Company's 2001 Long-Term Incentive Plan, as amended, (the "2010 Plan") provides for the issuance of up to 15,050,000 shares of common stock, with awards of restricted stock, restricted stock units ("RSUs") or performance stock units ("PSUs") reducing the 2010 Plan by 1.75 shares for every share granted. Generally, options are granted at the fair value of the Company's common stock at the date of grant and are exercisable for up to ten years.

The Company's 1996 Long-Term Incentive Plan (the "1996 Plan") provided for the issuance of up to 3,428,000 shares of common stock to Company employees, directors and designated paid consultants. Generally, options were granted at the fair value of the Company's common stock at the date of grant and are exercisable for up to ten years. No shares of common stock remain available under the 1996 Plan for the grant of new awards.

Restricted Stock and RSUs are converted into the right to receive common stock upon vesting. The Company permits the holders to satisfy their tax withholding requirements by net settlement, whereby the Company withholds a portion of the shares to cover the applicable taxes based on the fair market value of the Company's stock at the vesting date. During fiscal years 2013, 2012 and 2011, tax payments made were $10.1 million, $1.7 million and $3.2 million, respectively.

The Company issues new shares for shares delivered under the 1996 Plan, the 2010 Plan and the 2008 ESPP (collectively, the "Plans").

Stock option activity is summarized below:

		Weighted Average		
	Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
	(in 000s)	(per share)	(years)	(in 000s)
Balance outstanding as of June 30, 2012	2,545	$26.40		$51,655
Granted	30	46.78		
Exercised	(1,385)	24.06		
Forfeited or expired	(20)	31.77		
Balance outstanding as of June 30, 2013	1,170	$29.60	3.20	$31,391
Exercisable as of June 30, 2013	858	$26.50	2.70	$25,678

Restricted stock, PSU and RSU activity is summarized below:

	Restricted Stock	Weighted Average Grant Date Fair Value	RSUs / PSUs	Weighted Average Grant Date Fair Value
	(in 000s)	(per share)	(in 000s)	(per share)
Balance outstanding as of June 30, 2012	568	$41.31	570	$17.69
Granted	187	47.07	82	45.65
Released	(170)	40.61	(570)	17.69
Forfeited or expired	(14)	39.87	—	—
Balance outstanding as of June 30, 2013	571	$43.45	82	45.65

The following is additional information about stock options, restricted stock, PSUs and RSUs exercised, granted and vested during the periods:

	Year Ended June 30,		
	2013	2012	2011
	(in 000s, except per share amounts)		
Weighted average grant-date fair value per share:			
Stock options granted	$ 18.07	$ 17.04	$ 16.86
Stock options vested	$ 15.55	$ 16.05	$ 11.47
Restricted stock, PSUs and RSUs vested	$ 40.86	$ 39.34	$ 33.31
Total grant-date fair value of stock options vested	$ 4,481	$ 6,097	$ 6,458
Total grant-date fair value of restricted stock, PSUs and RSUs vested	$ 8,663	$ 7,289	$ 8,962
Exercises under all share-based payment arrangements:			
Total intrinsic value	$35,324	$26,973	$37,915
Cash received	$32,472	$23,225	$26,314
Tax benefit realized	$20,447	$ 6,390	$ 8,718

Shares Reserved

The following shares are reserved for issue under the Plans:

	(in 000s)
Shares issued and currently outstanding	1,252
Shares available for future issuance	1,937
Total	3,189

Share-Based Compensation

The following table presents share-based compensation expense and related effect of the income tax benefit included in the Company's consolidated statements of operations:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Selling, general and administrative	$ 8,841	$ 9,996	$ 9,624
Research and development	4,500	3,956	3,104
Cost of gaming equipment and systems and operations	39	220	179
Share-based compensation expense before tax	$13,380	$14,172	$12,907
Income tax benefit	(4,683)	(4,960)	(4,517)
Net share-based compensation expense	$ 8,697	$ 9,212	$ 8,390

Included in share-based compensation expense in the consolidated statements of operations for the years ended June 30, 2013, 2012 and 2011 is restricted stock amortization of $9.3 million, $8.9 million and $7.0 million, respectively.

As of June 30, 2013, there was $3.5 million of total unrecognized compensation expense related to the unvested portion of stock options which will be recognized over the subsequent 1.43 years. In addition, as of June 30, 2013, there was $20.5 million of total unrecognized compensation expense related to the unvested portion of restricted stock, PSUs and RSUs which will be recognized over the subsequent 1.71 years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, the expected volatility of the Company's common stock over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted. Estimates of fair value are not intended to predict actual future events, or the value ultimately realized by the recipients of equity awards.

The fair value of each option granted during the periods referenced below was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

	Year Ended June 30,		
	2013	2012	2011
Weighted Average:			
Expected option term (in years)	4.17	4.36	4.61
Expected volatility	48.30%	56.90%	54.91%
Risk-free interest rate	0.63%	0.89%	1.76%
Expected annual dividend yield	0%	0%	0%

The Company uses its historical exercise activity to estimated expected term. Expected volatility is based on historical market factors related to the Company's common stock. Risk-free interest rate is based on U.S. Treasury rates appropriate for the expected term.

The Company has granted certain PSU awards which contain performance goals related to total shareholder return. The Company utilized a Monte Carlo simulation to derive the grant date fair value of each award.

10. STOCKHOLDERS' EQUITY, OPTIONS, WARRANTS AND RIGHTS

Warrants

The Company previously issued 100,000 stock purchase warrants in connection with a prior acquisition. The strike price of the warrant was $24.69 with a term of seven years. During the year ended June 30, 2011, 125 stock purchase warrants were exercised and converted into 125 shares of the Company's common stock.

Share Repurchase Plan

The Company's Board of Directors have approved a variety of share repurchase plans under which, subject to price and market conditions, purchases of shares can be made from time to time in the open market or in privately negotiated transactions using available cash.

On April 6, 2011, the Company's Board of Directors increased the authorized capacity under the Company's existing share repurchase plan to $550 million minus the amount repurchased in the Company's modified Dutch auction tender offer to purchase up to $400 million in value of its common stock launched on April 8, 2011. Shareholders tendered 9.9 million shares of the Company's common stock at $40.18 per share for an aggregate cost of approximately $398.3 million.

On May 2, 2012 and October 24, 2012, the Company's Board of Directors approved a $150 million share-repurchase program, which replaced the existing repurchase program at the time of approval.

On April 24, 2013, the Company's Board of Directors approved a $300 million share repurchase program which replaced the existing repurchase program at the time of approval.

On April 24, 2013, the Company entered into an accelerated share repurchase agreement ("ASR Program") with JP Morgan Securities LLC ("JPMorgan") under which it paid JPMorgan $150 million and received an initial delivery of 2.3 million shares, which shares represented 85% of the ASR Program's value at price of $54.27 per share at the inception of the program. Shares representing the remaining 15% of the ASR Program's value will be delivered at maturity date of the program, with the final number of shares to be repurchased based on the volume-weighted average price of our common stock during the repurchase period, less an agreed upon discount and adjusted for the initial share delivery. Under the terms of the ASR Program, at settlement, we could either receive additional shares from the counterparty or be required to deliver additional shares or cash, at our option, to the counterparty. The total number of shares ultimately repurchased will not be known until the calculation period ends and a final settlement occurs. The agreement is subject to customary termination and adjustment provisions following the occurrence of specified events, including major corporate transactions such as announcements of mergers and acquisitions. The ASR Program will be completed during the first quarter of fiscal year 2014. As of June 30, 2013, $149.8 million is available for repurchases of shares of our common stock under the program.

The ASR Program was accounted for as two separate transactions: (i) as shares of common stock acquired in a share repurchase transaction and (ii) as a forward contract indexed to our own common stock. The initial delivery of shares resulted in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted net earnings per share from the effective date of the ASR Program. The Company has determined that the forward contract indexed to our common stock met all of the applicable criteria for equity classification. As such, the Company recorded the $150 million of shares repurchased as a purchase of treasury stock of $127.5 million and a forward contract included in additional-paid-in-capital of $22.5 million.

The following purchases have been made under the Company's share repurchase plans:

	Shares	Average price per share	Amount (in 000s)
Year Ended June 30,			
2011	11,957,208	$39.65	474,054
2012	3,860,778	$40.06	154,645
2013	5,197,431	$53.90	280,148
Total	21,015,417	$43.25	$908,847

Special Stock

The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of special stock ("Special Stock"). The Special Stock may be issued from time to time in one or more series, each having such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as shall be stated and expressed in the resolution providing for the issuance of Special Stock or any series thereof adopted by the Board of Directors. Special Stock consists of non-voting stock where no holder of the Special Stock shall be entitled to vote at any meeting of stockholders or otherwise, except as may be specifically provided by law or as approved by the Board of Directors in certain limited circumstances at the time of the stock issuance.

To date, there have been four series of Special Stock authorized for issuance: the Initial Series, the Series B, the Series E and the Series F. In June 1996, the Company issued shares of Series E Special Stock to certain holders of the Company's 7½% Convertible Subordinated Debentures (which were retired in 1996) who elected to receive such stock in lieu of receiving common stock. The holders of shares of Series E Special Stock have no voting rights except as required by law. A total of 115 shares of Series E Special Stock remained outstanding as of June 30, 2012. These shares were purchased and retired as of June 30, 2013. No other shares of Special Stock remain outstanding.

11. INCOME TAXES

Consolidated income from continuing operations before taxes and noncontrolling interest for domestic and foreign operations is as follows:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
United States	$220,439	$161,043	$131,668
Foreign	(4,164)	3,416	11,725
Total	$216,275	$164,459	$143,393

The components of the Company's income tax expense from continuing operations are as follows:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Current:			
Federal	$73,441	$61,115	$12,614
State	8,623	9,085	5,585
Foreign	4,299	2,902	3,245
	86,363	73,102	21,444
Deferred:			
Federal	(5,346)	(7,169)	23,984
State	(509)	(1,383)	(919)
Foreign	(3,934)	(1,001)	673
	(9,789)	(9,553)	23,738
Income tax expense	$76,574	$63,549	$45,182

The difference between the U.S. statutory federal income tax rate and the Company's effective income tax rate is as follows:

	Year Ended June 30,		
	2013	2012	2011
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Change in income tax contingencies	1.4	2.1	(2.5)
State income taxes, net of federal benefit	2.6	2.8	2.0
Foreign earnings subject to U.S. tax	(0.3)	(0.3)	2.9
Change in valuation allowance	—	(0.6)	(0.2)
Tax credits	(2.5)	(1.2)	(4.7)
Domestic production activities deduction	(2.7)	(2.7)	(1.5)
Foreign losses-no future benefit	0.9	2.0	—
Other, net	1.0	1.5	0.5
	35.4%	38.6%	31.5%

The major components of the deferred tax assets and liabilities from continuing operations are as follows:

	June 30, 2013	June 30, 2012
	(in 000s)	
Deferred tax assets:		
Share-based compensation	$11,421	$11,838
Deferred revenue, net of deferred costs	15,947	14,145
Accruals not currently deductible for tax purposes	21,764	21,537
Inventory	5,250	5,518
Net operating loss carryforwards	5,949	2,988
Intangible assets	6,438	4,825
Allowance for doubtful accounts	2,708	4,132
Foreign tax credit carryforwards	—	1,588
Other tax credits	—	969
Interest rate swap agreement	3,515	5,043
Other	1,571	1,176
Total gross deferred tax assets	74,563	73,759
Less: Valuation allowance	(62)	(68)
Deferred tax assets	$74,501	$73,691
Deferred tax liabilities:		
Property and equipment	$18,322	$22,955
Other	100	1,153
Total gross deferred tax liabilities	$18,422	$24,108
Net deferred tax assets	$56,079	$49,583

Current deferred income tax liabilities of $-0- and $21,000 of as of June 30, 2013 and 2012, respectively, are included in accrued and other liabilities, and noncurrent deferred income tax liabilities of $170,000 and $627,000 as of June 30, 2013 and 2012, respectively, are included in other liabilities in the accompanying Consolidated Balance Sheets.

The Company has not provided income taxes on approximately $15.2 million and $12.1 million of undistributed earnings as of June 30, 2013 and 2012, respectively, from certain foreign subsidiaries. The Company plans to permanently invest the earnings in the foreign subsidiaries and therefore has not recorded a deferred tax liability associated with the undistributed earnings. A determination of the potential deferred tax liability which would result from these earnings is not practicable at this time.

At June 30, 2013, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $4.5 million. The entire amount of the net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code. Section 382 limits the amount of carryforwards available per year for use against future taxable income. Based on the Company's recent history of taxable income and projections of taxable income in the future, the Company expects to utilize all of its federal net operating loss carryforwards. The Company also has net operating losses in several foreign jurisdictions totaling approximately $16.7 million. Based on the Company's recent history of taxable income and projections of taxable income in the future, the Company expects to utilize all of its foreign net operating loss carryforwards and, therefore, no valuation allowance has been established for these losses.

The Company's subsidiary in India operated under a tax holiday that expired in March 2011.

The Company recorded $20.4 million and $6.4 million as an increase to stockholder's equity for certain tax benefits from employee share-based compensation for the years ended June 30, 2013 and 2012, respectively.

The Company had $15.6 million and $12.7 million of liabilities for unrecognized tax benefits as of June 30, 2013 and 2012, respectively. Of these amounts, $15.5 million and $12.7 million, respectively, if recognized, would impact the Company's effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits as tax expense. As of June 30, 2013 and 2012, the Company had accrued interest and penalties of $2.1 million and $1.7 million, respectively. The Company increased the accrual of interest and penalties by $0.4 million and $0.4 million during the years ended June 30, 2013 and 2012, respectively.

Changes to the balance of unrecognized tax benefits are as follows:

	June 30,	
	2013	2012
	(in 000s)	
Balance, beginning of year	$12,707	$ 8,364
Additions based on tax provisions related to current year	2,361	3,099
Additions for tax positions of prior years	578	1,461
Reductions for tax positions of prior years	—	(128)
Lapse of statute of limitations	(75)	(36)
Foreign currency translation adjustment	7	(53)
Balance, end of year	$15,578	$12,707

The Internal Revenue Service ("IRS') commenced examination of the Company's United States federal income tax returns for 2006 through 2009 during fiscal year 2011. The IRS completed its field examination of the open tax years and issued a Revenue Agent's Report in January 2012. The Company filed a formal protest regarding certain unagreed adjustments in March 2012 and the case was assigned to the IRS Appeals Office in Laguna Niguel, California. In June 2013, the Company agreed to settle all remaining issues with the IRS which was approved by the Joint Committee on Taxation in July 2013. Consequently, the Company expects to receive a refund of approximately $7.1 million and will reduce unrecognized tax benefits by approximately $8.0 million with a corresponding reduction to the income tax provision of approximately $3.6 million in the first quarter of fiscal 2014.

Including the IRS case described above, it is reasonably possible that the Company's amount of unrecognized tax benefits may decrease within the next twelve months by a range up to $9.5 million.

The Company files numerous consolidated and separate income tax returns in the United States and various state and foreign jurisdictions. The Company is currently under examination in certain states and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal, state and local, or foreign income tax examinations for years before fiscal year 2006.

12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is obligated under several agreements to pay certain royalties on the sale or rental of gaming devices. In addition, the Company has obtained the rights to certain game themes and intellectual property that call for payment of royalties based on either fixed amounts or variable amounts based on game performance. Total royalty expense for the Company for the years ended June 30, 2013, 2012 and 2011 was $21.6 million, $20.8 million and $11.5 million, respectively, and is included in the cost of gaming equipment and systems in the accompanying consolidated statements of operations. In addition, the Company has obtained the rights to certain game themes and intellectual property that call for payment of royalties based on either fixed amounts or variable amounts based on game performance.

Litigation

The Company is subject to legal proceedings, claims and investigations in the ordinary course of business, including claims of alleged infringement of third-party patents and other intellectual property rights, indemnification claims, commercial, employment, regulatory and other matters. Liabilities related to such matters are recorded when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. All legal costs associated with litigation are expensed as incurred.

In February 2012, HBG filed requests for arbitration in the National and International Chamber of Arbitration of Milan, Italy, against the Company's Dutch and Italian subsidiaries ("Bally Netherlands" and "Bally Italy", respectively). HBG alleged breach of contract (i) by Bally Netherlands in connection with a contractual arrangement pursuant to which the Company agreed to supply certain gaming equipment and (ii) by Bally Italy in connection with €15 million in financial assistance provided by Bally Italy for HBG's acquisition of licenses to operate gaming equipment in certain Italian markets. The Company responded in March 2012 denying the allegations and seeking to dismiss HBG's claims, asserting counterclaims against HBG for breach of contract, and seeking equitable relief compelling HBG to perform its contractual obligations as well as an undetermined amount of monetary damages. On July 29, 2013, the parties entered into a settlement agreement pursuant to which they agreed to waive all claims, terminate the arbitration and all contractual arrangements, and HBG agreed to repay the Company €15 million in graduated monthly installments over four years from July 2013 to June 2017. Termination of the arbitral proceedings is pending the Arbitral Tribunal's approval of the parties' joint requests for termination which is expected in September 2013.

In April 2006, International Game Technology ("IGT") filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The complaint asserted that the Company's Bally Power Bonusing products infringe patents held by IGT, and sought injunctive relief and damages in unspecified amounts. In April 2009, the district court issued an order finding that two of the Company's products, ACSC Power Winners and ACSC Power Reward, infringe some patent claims asserted by IGT, but not others. Both parties appealed. In the meantime, the Company undertook technical changes to ensure non-infringement for the two products partially in question. In October 2011, the Federal Circuit Court of Appeals affirmed the district court's decision, and the case was remanded back to the district court for discovery and trial on the issue of damages. In October 2012, the parties entered into a settlement and license agreement ending the case.

In December 2004, IGT filed a patent infringement lawsuit against the Company in the United States District Court for the District of Nevada. The complaint asserted that the Company's wheel-based games, its games with a reel in the top box and its iVIEW™ products infringed on patents held by IGT, and sought injunctive relief and damages in unspecified amounts. As part of the defense, the Company asserted counterclaims seeking damages and other relief against IGT, including claims that IGT's patents were invalid, unenforceable and not infringed, as well as several claims that IGT engaged in anti-competitive conduct in violation of state and federal antitrust laws. In October 2008, the court granted the Company's motions for summary judgment, ruling that IGT's two "wheel" patents and a touch-screen player-tracking patent were invalid; that even if the patents were valid, the Company's wheel-based games at issue would not infringe; and that certain of its iVIEW products do not infringe the two asserted player- tracking patents. The summary judgment determinations were upheld by the Federal Circuit Court of Appeals. Upon remand, the District Court granted summary judgment in favor of IGT on the remaining portion of the case regarding IGT's alleged antitrust violations and in favor of Bally on IGT's remaining claim that Bally infringed an IGT player tracking patent. The Company appealed the summary judgment on Bally's antitrust claims against IGT, and on December 17, 2012, a divided panel of the Federal Circuit Court of Appeals affirmed. The Company's petition for rehearing by the full court was denied on January 29, 2013.

In October 2010, WMS Gaming Inc. ("WMS") filed a patent infringement lawsuit against the Company in the United States District Court for the District of Northern Illinois. The complaint asserted that several of the Company's products using iReel displays infringe two WMS patents and sought injunctive relief and damages in unspecified amounts. WMS later amended its complaint to assert three additional patents related to the use of a video screen in conjunction with a gaming machine using mechanical reels also infringe certain WMS patents. As part of its response, the Company asserted counterclaims seeking damages and other unspecified relief against WMS for violation of certain Company patents, including claims that the WMS patents are invalid, unenforceable, and not infringed. In November 2011, the Company and WMS entered into a settlement and license agreement to end the litigation. As part of the agreement, the Company obtained a license to the WMS and Aruze *Transmissive Reels®* gaming technology portfolio under confidential terms.

The Company is also a party to various claims and lawsuits relating to routine matters that arise from time to time in the ordinary course of its' business. Although, management does not currently believe that the outcome of such claims, including the matters discussed above, in the aggregate, will have a material effect on its consolidated financial position, results of operations or cash flows, these matters are subject to inherent uncertainties and management' s view of these matters may change in the future.

As of June 30, 2013, the Company accrued aggregate liabilities of $6.7 million in other current liabilities for its contingent legal matters. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on the Company's financial statements for the period in which the effects become reasonably estimable.

13. SEGMENT AND GEOGRAPHICAL INFORMATION

We operate in one industry segment: the design, manufacture, operation, and distribution of advanced technology-based gaming solutions. Our Chief Executive Officer is our Chief Operating Decision Maker. Our management reviews financial information presented on a consolidated basis, accompanied by disaggregated information it receives from its internal management system about revenues by Gaming Equipment, which includes the sale of gaming devices and related equipment, parts and conversion kits; Gaming Operations, which includes the operation of wide-area progressive, video lottery and centrally determined systems and the rental of gaming devices and content; and Systems, which includes the sale and support of computerized monitoring systems and related recurring hardware and software maintenance revenue.

The following is a summary of revenues and gross margin:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Revenues:			
Gaming Equipment and Systems			
Gaming Equipment	$339,842	$310,651	$246,514
Gaming Operations	404,978	357,417	318,621
Systems	252,219	211,691	193,020
Total revenues	$997,039	$879,759	$758,155
Gross Margin(1):			
Gaming Equipment and Systems			
Gaming Equipment	$170,629	$139,845	$112,096
Gaming Operations	282,790	257,737	229,801
Systems	192,627	155,861	142,602
Total gross margin	$646,046	$553,443	$484,499

(1) Gross Margin from Gaming Equipment and Systems excludes amortization related to certain intangibles including core technology and license rights, which are included in depreciation and amortization.

The Company has operations based primarily in the United States as well as significant sales and distribution offices based in Europe, and other foreign locations, including South America. The table below presents information as to the Company's revenues, operating income and identifiable assets by geographic region which is determined by country of destination:

	Year Ended June 30,		
	2013	2012	2011
		(in 000s)	
Revenues:			
United States and Canada	$826,975	$716,075	$619,219
International	170,064	163,684	138,936
Total revenues	$997,039	$879,759	$758,155
Operating income:			
United States and Canada	$214,527	$159,324	$135,096
International	20,983	20,119	16,439
Total operating income	$235,510	$179,443	$151,535
Identifiable assets:			
United States and Canada	$742,900	$730,758	$692,778
International	236,365	239,709	234,616
Total identifiable assets	$979,265	$970,467	$927,394

14. 401(k) PLAN

The Company is the sponsor of the Bally Technologies, Inc. 401(k) Savings Plan (the "401(k) Plan"). The 401(k) Plan was adopted for domestic employees of Bally Technologies, Inc. and all its domestic subsidiaries. Employees may enroll in the plan after meeting certain age and length of employment criteria, and plan participants may defer up to 25% of their compensation, up to certain IRS imposed limitations.

The Company matches 50% of any participant's contributions, up to the first 6% of their compensation (as defined in the plan document). Company matching contributions totaled approximately $2.4 million, $2.2 million and $1.9 million for each of the years ended June 30, 2013, 2012 and 2011, respectively.

For participants hired through December 31, 2000, employee and employer matching contributions are 100% vested immediately. For employees hired on or after January 1, 2001, vesting of the employer match is on a 20%, 5-year vesting schedule. Effective October 1, 2005, vesting of employer match is on a 25%, 4-year vesting schedule.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal Year 2013 Quarterly Results			
	September 30,	December 31,	March 31,	June 30,
	(in 000s, except per share data)			
Statement of Operations Data:				
Revenues	$235,151	$238,339	$259,147	$264,402
Cost of revenues	86,347	81,540	91,411	91,695
Selling, general and administrative	64,516	67,852	72,218	72,099
Research and development costs	25,095	26,599	29,098	30,326
Income from operations before income taxes	49,373	52,467	55,933	58,502
Income tax expense	(18,429)	(19,389)	(17,527)	(21,229)
Income from operations	30,944	33,078	38,406	37,273
Less net loss attributable to noncontrolling interests	(1,588)	(48)	(43)	(64)
Net income attributable to Bally Technologies, Inc.	$ 32,532	$ 33,126	$ 38,449	$ 37,337
Basic earnings per share attributable to Bally Technologies, Inc.:				
Basic earnings per share	$ 0.80	$ 0.82	$ 0.95	$ 0.96
Diluted earnings per share attributable to Bally Technologies, Inc.:				
Diluted earnings per share	$ 0.77	$ 0.80	$ 0.93	$ 0.95

	Fiscal Year 2012 Quarterly Results			
	September 30,	December 31,	March 31,	June 30,
	(in 000s, except per share data)			
Statement of Operations Data:				
Revenues	$194,967	$210,457	$228,540	$245,795
Cost of revenues	71,333	77,931	84,063	92,989
Selling, general and administrative	57,222	61,304	63,764	72,753
Research and development costs	23,386	22,377	24,838	25,581
Income from operations before income taxes	32,262	38,972	47,627	45,598
Income tax expense	(11,853)	(14,688)	(17,713)	(19,295)
Income from operations	20,409	24,284	29,914	26,303
Less net income (loss) attributable to noncontrolling interests	17	16	(53)	(218)
Net income attributable to Bally Technologies, Inc.	$ 20,392	$ 24,268	$ 29,967	$ 26,521
Basic earnings per share attributable to Bally Technologies, Inc.:				
Basic earnings per share	$ 0.47	$ 0.57	$ 0.70	$ 0.63
Diluted earnings per share attributable to Bally Technologies, Inc.:				
Diluted earnings per share	$ 0.45	$ 0.54	$ 0.67	$ 0.61

16. SUBSEQUENT EVENTS

On July 16, 2013, the Company entered into a definitive agreement to acquire SHFL entertainment, Inc. ("SHFL") at a per share price of $23.25 in cash for total consideration of approximately $1.3 billion. The transaction is subject to approval by SHFL's shareholders, required regulatory and other approvals and customary closing conditions. The Company has obtained committed financing to complete the acquisition and the transaction is not subject to a financing contingency.

A number of putative class actions and shareholder derivative actions challenging the transaction have been filed against the Company, Manhattan Merger Corp., SHFL, and SHFL's directors in various jurisdictions that generally allege breach of fiduciary duties and that the entity defendants aided and abetted those alleged breaches, and seek, among other relief, declaratory judgment and an injunction against the transaction. The outcome of these lawsuits cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the transaction, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transaction. The Company believes that the claims asserted against it in the lawsuits are without merit and is defending against them vigorously. Additional lawsuits arising out of or relating to the transaction may be filed in the future.

In August 2013, the Company entered into Amendment No. 1 to the Second Amended and Restated Credit Agreement (see Note 7 to consolidated financial statements, *Long-Term Debt*) to, among other things, permit the acquisition of SHFL, allow for an incremental term loan B facility in an amount not exceeding $1.1 billion to be used to finance the acquisition of SHFL, allow for additional incremental facilities not exceeding $250 million plus an additional amount such that, on a pro forma basis, the

Company's consolidated total leverage ratio would be less than 3.50 to 1.00, and increase the maximum permitted consolidated total leverage ratio to 4.75 to 1.0. Loans will bear interest at a variable rate equal to either the applicable base rate or LIBOR, plus an interest margin determined by the Company's consolidated total leverage ratio, with a range of base rate margins from 25 basis points to 175 basis points and a range of LIBOR margins from 125 basis points to 275 basis points.

The amendments to the Second Amended and Restated Credit Agreement will become effective when specified conditions precedent, including consummation of the acquisition of SHFL, are met.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended June 30, 2013, 2012 and 2011

	Balance at Beginning of Year	Additions	Net Write-offs/ (Recoveries)	Balance at End of Year
		(in 000s)		
Allowance for doubtful accounts (current and long-term):				
Year Ended June 30, 2013(1)	$17,102	$11,173	$11,698	$16,577
Year Ended June 30, 2012	$11,566	$ 9,863	$ 4,327	$17,102
Year Ended June 30, 2011(1)	$15,143	$ 7,963	$11,540	$11,566

(1) Net Write-offs in fiscal year 2013 and 2011 include $2.9 million and $5.5 million, respectively, related to development financing.

The information set forth below, unless specified otherwise, is as of October 28, 2013.

SENIOR MANAGEMENT

Ramesh Srinivasan	President and Chief Executive Officer
Neil Davidson	Senior Vice President, Chief Financial Officer and Treasurer
Mark Lerner	Senior Vice President, General Counsel and Secretary
Derik Mooberry	Senior Vice President, Games
John Connelly	Vice President, Business Development

BOARD OF DIRECTORS

Robert Guido
Richard Haddrill
Josephine Linden
W. Andrew McKenna
David Robbins
Ramesh Srinivasan

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

Robert Guido
Josephine Linden
W. Andrew McKenna
David Robbins

COMPENSATION COMMITTEE

Robert Guido
Josephine Linden
David Robbins

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Robert Guido
W. Andrew McKenna
David Robbins

CORPORATE INFORMATION

CORPORATE OFFICES

Bally Technologies, Inc.
6601 S. Bermuda Rd.
Las Vegas, NV 89119

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Bally Technologies, Inc. (the "Company") filed its Sarbanes Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013. The Company submitted to the New York Stock Exchange the required certification of the Company's CEO that as of January 2, 2013, the date of the certification, the CEO was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

ANNUAL MEETING OF STOCKHOLDERS OF

BALLY TECHNOLOGIES, INC.

December 5, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING:

The proxy statement and annual report are available at www.ballytech.com/2013proxy

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033330303300000000 0 120513

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR, AND "FOR" PROPOSALS 2, 3, 4, AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Election of Directors:			
Richard Haddrill	☐	☐	☐
Josephine Linden	☐	☐	☐
Ramesh Srinivasan	☐	☐	☐
2. To approve an amendment and restatement of the Company's 2010 Long Term Incentive Plan to increase the number of shares available for issuance thereunder by 2,300,000 shares.	☐	☐	☐
3. To approve an amendment and restatement of the Company's 2008 Employee Stock Purchase Plan to increase the number of shares available for issuance thereunder by 350,000 shares.	☐	☐	☐
4. To approve the advisory resolution on executive compensation.	☐	☐	☐
5. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy where properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2, Proposal 3, Proposal 4, and Proposal 5.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

BALLY TECHNOLOGIES, INC.

6601 South Bermuda Road
Las Vegas, NV 89119

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Neil Davidson and Mark Lerner as proxies, each with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Bally Technologies, Inc., held of record by the undersigned on October 7, 2013, at the Annual Meeting of Stockholders to be held at the Company's headquarters located at 6601 South Bermuda Road, Las Vegas, Nevada, on December 5, 2013 at 11:00 a.m. local time, or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side)



6601 South Bermuda Road
Las Vegas, Nevada 89119

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD DECEMBER 5, 2013

To the Stockholders:

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders (the "Meeting") of Bally Technologies, Inc. (the "Company" or "Bally") will be held at Bally's principal executive offices, 6601 South Bermuda Road, Las Vegas, Nevada 89119, on Thursday, December 5, 2013, at 11:00 AM local time, for the following purposes:

1. To elect the three directors named in the proxy statement for terms of three years each;
2. To approve an amendment and restatement of the Company's 2010 Long Term Incentive Plan to increase the number of shares available for issuance thereunder by 2,300,000 shares;
3. To approve an amendment and restatement of the Company's 2008 Employee Stock Purchase Plan to increase the number of shares available for issuance thereunder by 350,000 shares;
4. To approve the advisory resolution on executive compensation;.
5. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014; and
6. To consider such other matters that may be properly brought before the Meeting.

The Board of Directors has fixed the close of business on October 7, 2013, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof.

We hope that you are able to attend the Meeting, but, in any event, please sign, date and return promptly the enclosed proxy card or voting instruction card in the envelope provided so that your shares of Bally common stock may be voted at the Meeting.

By Order of the Board of Directors

Mark Lerner
Senior Vice President, General Counsel and Secretary

Las Vegas, Nevada
October 28, 2013

BALLY TECHNOLOGIES, INC.

PROXY STATEMENT

INTRODUCTION

General

The enclosed proxy is solicited by the Board of Directors of Bally Technologies, Inc. ("we," "us," the "Company," or "Bally") on behalf of the Company in connection with the 2013 Annual Meeting of Stockholders of the Company (the "Meeting") to be held at 11:00 AM, local time, at the Company's principal executive offices, 6601 South Bermuda Road, Las Vegas, Nevada 89119, on Thursday, December 5, 2013, and any adjournment or postponement thereof. At the Meeting, stockholders will be asked to vote on the following matters:

1. To elect the three directors named in this Proxy Statement for terms of three years each;
2. To approve an amendment and restatement of the Company's 2010 Long Term Incentive Plan to increase the number of shares available for issuance thereunder by 2,300,000 shares;
3. To approve an amendment and restatement of the Company's 2008 Employee Stock Purchase Plan to increase the number of shares available for issuance thereunder by 350,000 shares;
4. To approve the advisory resolution on executive compensation;
5. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014; and
6. To consider such other matters that may be properly brought before the Meeting.

This Proxy Statement and accompanying proxy card were first mailed to stockholders on or about October 31, 2013. The Company will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others forwarding the solicitation materials to beneficial owners of shares of the Company's common stock. In addition to the use of the mail, directors, officers, employees and certain stockholders of the Company, none of whom will receive additional compensation therefor, may solicit proxies on behalf of the Company personally, by telephone, or by facsimile transmission. The Company has also retained Morrow & Co., LLC to solicit proxies on behalf of the Company and to provide advice in connection with the Meeting for a fee of $5,000, plus out-of-pocket expenses. The Company's principal executive offices are located at 6601 South Bermuda Road, Las Vegas, Nevada 89119, telephone (702) 584-7700.

Proxies

All shares of Company common stock represented by duly-executed and unrevoked proxies will be voted as specified therein. If no specific instructions are given, shares represented by duly-executed and unrevoked proxies will be voted **"FOR"** the election as directors of all nominees listed herein for terms of three years each, **"FOR"** the amendment and restatement of the 2010 Long Term Incentive Plan, as amended, **"FOR"** the amendment and restatement of the Company's 2008 Employee Stock Purchase Plan, **"FOR"** the approval of the advisory resolution on executive compensation, **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014, and in the discretion of the persons voting the respective proxies with respect to any other matter that may properly come before the Meeting.

Any stockholder of record giving a proxy may revoke it by voting at the Meeting or, at any time prior to its exercise at the Meeting, by sending a written or other transmission revoking it or by executing and delivering another proxy bearing a later date to the Secretary of the Company at the Company's principal executive offices. Please note, however, that if your shares are held of record by a broker, bank, or other nominee, you must contact that party if you wish to revoke previously given voting instructions. Attendance at the Annual Meeting in and of itself does not revoke a prior proxy.

Transaction of Business and Voting

A majority of the outstanding shares of common stock as of the record date, or a quorum, must be present at the Meeting in order to hold the Meeting and conduct business. A stockholder's shares are counted as present at the Meeting if the stockholder is present at the Meeting and votes in person, or if a proxy has been properly submitted by the stockholder or on the stockholder's behalf. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Only stockholders of record at the close of business on October 7, 2013, the record date for the Meeting fixed by the Board of Directors, are entitled to receive notice of and to vote at the Meeting. On that date, there were 38,955,476 shares of common stock outstanding and entitled to vote at the Meeting. Each share is entitled to one vote.

"Broker non-votes" are shares of common stock held by a bank, broker or other nominee over which the bank, broker, or other nominee does not have discretionary authority to vote on a particular matter without instructions from the beneficial owner and for which the bank, broker or other nominee has not received specific voting instructions. Shares of common stock that reflect "broker non-votes" are treated as shares that are present and entitled to vote for the purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any matter as to which the broker or nominee does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter, even though the shares of common stock are considered present and entitled to vote for the purposes of determining a quorum and voting on other matters.

Treatment of Votes for Each Proposal

Directors are elected by a majority of the votes cast in uncontested elections (which is the case for the Meeting). This means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a nominee. Any nominee who does not receive a majority of votes cast "for" his election will be required to tender his or her resignation promptly following the failure to receive the required vote. The Nominating and Corporate Governance Committee will recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. Full details of this policy are described under "Board of Directors—Corporate Governance—Corporate Governance Guidelines" below. In all director elections other than uncontested elections, directors are elected by a plurality of the votes cast.

For each other matter to be acted upon at the Meeting, the matter will be approved if the number of votes cast in favor of the item by the stockholders entitled to vote represents a majority of the votes cast on the item. Under Nevada law, abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of these proposals, although they are counted for purposes of determining whether there is a quorum.

The result of the advisory vote on executive compensation is not binding on the Board of Directors.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be Held on December 5, 2013. The proxy statement and annual report to security holders are available at www.ballytech.com/2013proxy

Proposal No. 1:

ELECTION OF DIRECTORS

Stockholders will be asked to elect three directors to serve on the Board of Directors at the Meeting. The Company's Bylaws provide that the Board of Directors shall consist of no fewer than three and no more than nine directors, with the exact number to be fixed by the Board of Directors. The Board of Directors has fixed the current number of directors at six. The Company's Bylaws divide the Board of Directors into three classes as nearly equal in number as possible, with each class serving for a three-year term ending in different years.

Richard Haddrill, Josephine Linden and Ramesh Srinivasan have been nominated to serve as directors for a term of three years each and to serve until their respective successors have been elected and have qualified. Each of Mrs. Linden and Messrs. Haddrill and Srinivasan has indicated willingness to serve, if elected. No stockholder nominations for director were received in connection with the Meeting.

Mr. Kevin Verner resigned from the Board of Directors on October 25, 2013. Mr. Verner will serve as a consultant and oversee the integration of SHFL entertainment, Inc. following the closing of our pending acquisition and will report directly to Ramesh Srinivasan, our Chief Executive Officer. We would like to thank Mr. Verner for his service as a member of the Board of Directors.

Directors are elected by a majority of the votes cast in uncontested elections (which is the case for the Meeting). This means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a nominee. In all director elections other than uncontested elections, directors are elected by a plurality of the votes cast. If a stockholder signs and returns the accompanying proxy card, the stockholder's shares will be voted for the election of Mrs. Linden and Messrs. Haddrill and Srinivasan, unless the stockholder marks the proxy card in such a manner as to "abstain" or to vote "against" Mr. Haddrill, Mrs. Linden or Mr. Srinivasan. Although the Company does not anticipate that Mr. Haddrill, Mrs. Linden or Mr. Srinivasan will be unavailable to stand for election, in the event of such occurrence, the proxies will be voted for such substitute nominee as the proxy holder may determine.

The Board of Directors recommends that stockholders vote "*FOR*" Mrs. Linden and Messrs. Haddrill and Srinivasan.

Director Qualifications

The Board of Directors believes the Board, as a whole, should possess the requisite combination of skills, professional experience, and diversity of backgrounds to oversee the Company's business. The Board of Directors also believes there are certain attributes each individual director should possess, as reflected in the Board of Directors' membership criteria. Accordingly, the Board of Directors and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually as well as in the broader context of the Board's overall composition and the Company's current and future needs.

The Nominating and Corporate Governance Committee is responsible for developing and recommending membership criteria to the Board of Directors for approval. These criteria include, but are not limited to:

- personal qualities and characteristics, accomplishments, and reputation in the business community;
- current knowledge and contacts in the communities in which the Company does business, in the gaming industry, and in other industries relevant to the Company's business;
- ability and willingness to commit adequate time to Board and committee matters;

- the fit of the individual's skills and personality with those of other directors and potential directors in building an effective, collegial, and responsive Board of Directors; and
- diversity of viewpoints, background, experience, and other demographics amongst directors.

In evaluating director candidates for the Board, including incumbent directors, the Nominating and Corporate Governance Committee considers these criteria. For incumbent directors, the committee also considers past performance on the Board of Directors and its committees.

The Nominating and Corporate Governance Committee annually evaluates the composition of the Board of Directors to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future. This annual assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as the Company's needs evolve. In identifying director candidates from time to time, the Nominating and Corporate Governance Committee may establish additional specific skills and qualifications it believes the Company should seek in order to constitute a balanced and effective Board of Directors.

The following table sets forth certain information with respect to Mrs. Linden and Messrs. Haddrill and Srinivasan, and each other director of the Company whose term of office will continue after the Meeting. For further information about the members of the Board of Directors, their business experience and other pertinent information, see "—Directors and Executive Officers" below.

Nominees for Directors	Age	Director Since	Term Expires
Richard Haddrill	60	2003	2013 Annual Meeting of Stockholders
Josephine Linden	61	2011	2013 Annual Meeting of Stockholders
Ramesh Srinivasan	53	2012	2013 Annual Meeting of Stockholders
Continuing Directors			
Robert Guido	67	2006	2014 Annual Meeting of Stockholders
W. Andrew McKenna	67	2011	2015 Annual Meeting of Stockholders
David Robbins	54	1997	2015 Annual Meeting of Stockholders

Directors and Executive Officers

The following sets forth information about the members of the Board of Directors and the Company's executive officers and their business experience and other pertinent information.

Ramesh Srinivasan. Mr. Srinivasan became a director in December 2012 in connection with his promotion to Chief Executive Officer. Mr. Srinivasan joined Bally in March 2005 as Executive Vice President of Bally Systems. Effective April 1, 2011, Mr. Srinivasan was promoted to President and Chief Operating Officer and, effective December 14, 2012, was promoted to President and Chief Executive Officer. From 1998 to 2005, Mr. Srinivasan held several positions including Executive Vice President of Warehouse Management Systems at Manhattan Associates, Inc., a global leader in software solutions to the supply chain industry. As the Chief Executive Officer, and someone who has served as an officer of the Company for almost a decade, Mr. Srinivasan brings a deep understanding of Bally's business, operations, and strategic planning to the Board. He also brings extensive knowledge of the technology industry from his prior positions. Having Mr. Srinivasan on the Board also provides an open channel of communication between the Board and management.

Richard Haddrill. Mr. Haddrill became a director in April 2003 and began serving as non-executive Chairman of the Board in December 2012. Mr. Haddrill previously served as the Company's Chief Executive Officer from October 1, 2004 to December 2012. Prior to becoming the Company's Chief Executive Officer, Mr. Haddrill most recently served as CEO and as a member of the Board of Directors of Manhattan Associates, Inc., a global leader in software solutions to the supply chain industry. He continued to serve as Vice Chairman of the Board of Manhattan Associates until May 2006. Mr. Haddrill also served as President and CEO and as a member of the Board of Directors of Powerhouse Technologies, Inc., a technology and gaming company, from September 1996 to June 1999, when Powerhouse was acquired by Anchor Gaming. Mr. Haddrill previously served as an Area Managing Partner for Ernst & Young ("E&Y"). In June 2012, Mr. Haddrill joined the Board of Directors of Corrective Education Company, a company involved in providing training and education alternatives to judicial prosecution, and became Chairman of the Board in December 2012. Mr. Haddrill previously served on the Boards of Directors of True Demand Software, Inc., a supply chain solutions company, Danka Business Systems, Ltd., a provider of digital imaging systems and services, Outlooksoft, a provider of corporate performance management software based solutions, and JDA Software Group Inc., a leading provider of innovative supply chain management, merchandising and pricing excellence solutions worldwide. Mr. Haddrill serves as the Chairman of the American Gaming Association and is on the Board of Directors of the Council for a Better Nevada and the Advisory Board of the Las Vegas Area Council of Boy Scouts of America. As the former Chief Executive Officer of the Company, Mr. Haddrill brings a deep understanding of Bally's business, operations, and strategic planning to the Board. He also brings expansive knowledge of both the gaming and technology industries from his current and prior management and director positions at other gaming and technology companies and from his service as Chairman of the American Gaming Association.

Robert Guido. Mr. Guido became a director in December 2006. Mr. Guido retired from E&Y in June 2006 where he was Vice Chair and Chief Executive Officer of E&Y's Assurance and Advisory Practice. In these roles, he was responsible for overall business strategy and had significant dealings with both the Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board ("PCAOB") on behalf of the firm. During his 38-year career at E&Y, Mr. Guido also co-chaired the firm's Global Client Steering Committee and served as a senior advisory or engagement partner to numerous global companies. Since April 2007, Mr. Guido has served as a member of the Board of Directors and presently chairs the Audit Committee of Commercial Metals Company, a manufacturer, recycler, and distributor of steel and metal products. Since May 2007, Mr. Guido has also been a member of the Board of Trustees and Chairman of the Audit Committee of Siena College, a liberal arts college near Albany, NY. Since October 2011, Mr. Guido has served as a member of the Board of Directors and currently chairs the Audit/Finance Committee of North Highland, a private global consulting company in Atlanta, GA. In January, 2012, Mr. Guido was appointed to serve a three-year term to the PCAOB's Standing Advisory Committee in Washington, D.C. and was recently appointed to the National Association of Corporate Directors Risk Oversight Advisory Council. Mr. Guido brings a significant level of financial and accounting expertise to the Board that he developed throughout his 38-year career at E&Y. His service as a senior advisory and engagement partner to numerous global companies also provides him with an in-depth understanding of the range of issues facing global companies. He brings important knowledge of and experience with the SEC and PCAOB from both his current position and his prior dealings with those agencies while working as a public accountant. He also has a valuable background in corporate governance and enterprise risk management based on his experience as a guest lecturer and author on corporate governance and enterprise risk management best practices.

Josephine Linden. Mrs. Linden became a director in April 2011. In 2008, Mrs. Linden retired from Goldman Sachs as a Partner and Managing Director after being with the firm for more than 25 years, where she held a variety of roles, including Managing Director and Regional Manager of the New York office for Private Wealth Management, and head of Global Equities Compliance, and acted as an Advisor to GSJBWere, Australia. Mrs. Linden is also a principal of Linden Global Strategies, a wealth management advisory firm that is a registered investment advisory group, founded in 2011. In October 2012, Mrs. Linden joined the Board of Directors and Audit Committee of Sears Hometown and Outlet Stores, Inc., a national retailer of home appliances, hardware, tools and lawn and garden equipment. Mrs. Linden was an Adjunct Professor in the Finance department of Columbia Business School from 2010 to 2012. Mrs. Linden brings extensive knowledge of capital markets and other financial matters to the

Board from her 25-year career with Goldman Sachs. She also brings important experience in international businesses matters, a topic relevant to the Company's international expansion, developed while at Goldman and through her current service for various foundations.

W. Andrew McKenna. Mr. McKenna became a director in April 2011. Mr. McKenna currently serves as a member of the Board of Directors and as Audit Committee Chair of AutoZone, Inc., a retailer and distributor of automotive replacement parts and accessories. From March 2010 until September 2011, he was the Chairman of the Supervisory Board of Georgia BioMass, LLC, a wholly-owned subsidiary of RWE Innogy, a company that plans, builds and operates facilities generating power from renewable energies. He previously served as Lead Director and Audit Committee Chair for Danka Business Systems, Ltd., a provider of digital imaging systems and services, and President and member of the Board of Directors of SciQuest.com Inc., a provider of on-demand procurement and supplier management solutions. Prior to that, Mr. McKenna held various positions with The Home Depot Inc. from 1990 to 1999, including Senior Vice President of Strategic Business Development, Division President, and Chief Information Officer. Mr. McKenna also spent 16 years as a management consultant with Touche Ross & Co (a predecessor firm of Deloitte Consulting) including 10 years as a partner ending in 1990. Mr. McKenna brings a significant level of financial and accounting expertise to the Board developed during his tenure with Touche/Deloitte and his service on audit committees of other public companies. This experience also brings important knowledge of and experience with the requirements and guidelines of the SEC and PCAOB. Mr. McKenna's prior service as a public company executive officer provides further insight of management's day-to-day actions and responsibilities. Mr. McKenna's service on other boards of directors also adds a depth of knowledge to the Board regarding best practices in corporate governance.

David Robbins. Mr. Robbins served as a director of the Company from July 1994 to September 1997 (and as Chairman of the Board from February 1997 through September 1997) and then rejoined Bally as a director (and Chairman) in December 1997, serving as Chairman through December 2010. Mr. Robbins currently serves as the director who presides over executive sessions of non-employee directors, or the Lead Independent Director, a position he assumed on October 25, 2013. From 1984 to 2004, he practiced corporate, securities, and real estate law at Cahill Gordon & Reindel LLP and Kramer Levin Naftalis & Frankel LLP, and then at other mid-sized law firms in New York City. Mr. Robbins was also licensed CPA (inactive status) in the state of New York. Since January 2003, Mr. Robbins has co-managed investment funds, with an emphasis in the healthcare field, and in 2005 he was one of the co-founders of Trevi Health Capital, which manages private investments in the healthcare field. He serves on the boards of directors of various private companies in which the Trevi Health Capital funds have invested, and as a trustee or member of a steering committee of various not-for-profit entities, including the McCarton Foundation and the NYU Langone Medical Center Comprehensive Epilepsy Center. Mr. Robbins brings experience in corporate and securities law to the Board from his 20-year career as an attorney, as well as expertise in the management and allocation of investment capital expertise from his almost 10+ years of managing investment funds. He also brings other directorship experience through his management and allocation of investment capital and service on various private company boards. Finally, Mr. Robbins serves as a valuable resource of institutional knowledge as he has served on the Company's Board for almost 20 years.

Neil Davidson. Mr. Davidson, age 41, joined Bally in February 2006 as Vice President of Corporate Accounting and was appointed Chief Accounting Officer in May 2008. On August 12, 2010, Mr. Davidson was promoted to Senior Vice President, Chief Financial Officer, and Treasurer. From 2002 to 2006, Mr. Davidson was the Vice President of Finance for Multimedia Games, Inc., a gaming equipment and systems company. Mr. Davidson began his career with KPMG in the Houston office, holding several positions during his tenure, the last of which was Audit Manager. Mr. Davidson is a certified public accountant.

Mark Lerner. Mr. Lerner, age 64, joined Bally in December 1996 as Assistant General Counsel and was appointed General Counsel in 2000. Mr. Lerner has practiced law since 1980. Over the course of his career, Mr. Lerner has served as a deputy attorney general for the Nevada Gaming Commission and State of Nevada Gaming Control Board, general counsel to Becker Gaming, Inc., a Las Vegas gaming company, and, from 1987 to 1994, an attorney at Jones, Jones, Close & Brown, a Las Vegas commercial and litigation law firm. Mr. Lerner is an officer of the Association of Gaming Equipment Manufacturers.

Derik Mooberry. Mr. Mooberry, age 41, joined Bally in November 2001 and is currently the Senior Vice President of Games. Mr. Mooberry has held several other senior positions at Bally including Vice President of Systems Operations, Vice President of Strategic Planning, Vice President of System Sales—Western North America, Vice President of North America Game Sales, and Vice President of Sales—Americas. Mr. Mooberry joined Bally as a result of the Casino Marketplace Development Corporation acquisition. Mr. Mooberry also spent six years working at Arthur Andersen in various audit and business consulting roles. Mr. Mooberry is a certified public accountant.

John Connelly. Mr. Connelly, age 43, initially joined Bally Technologies in 2004 as Vice President of Governmental Markets, and was promoted to Vice President International in 2005, which included overseeing Gaming Operations from 2008 to 2009. Mr. Connelly left Bally as an employee in 2010 and served as a consultant to the Company until he rejoined Bally in 2011 as Vice President of Business Development. Mr. Connelly currently oversees new business development and Bally's Interactive Division. Mr. Connelly has more than 20 years of experience in the global gaming industry, at one time serving as Senior Vice President of Sales for Oberthur Gaming Technologies Corporation, as Vice President of Sales and Marketing for Automated Wagering International, Inc., and as an Account Executive for GTECH Corporation, and in other times as a consultant.

BOARD OF DIRECTORS

During the fiscal year ended June 30, 2013, the Board of Directors held twenty-five meetings. Each director attended at least 75% of the aggregate of all Board of Directors and applicable committee meetings held during the fiscal year ended June 30, 2013, while such director was a member of the Board of Directors or the applicable committee. It is the Company's practice to hold the annual meeting of stockholders on the same date as a regularly scheduled Board meeting to facilitate directors' attendance at the annual meeting of stockholders. Each director serving on the Board of Directors at the time of the Company's 2012 Annual Meeting of Stockholders attended the annual meeting.

The Company's Corporate Governance Guidelines require that the non-employee directors hold regularly scheduled executive sessions without management present, as required by Section 303A.03 of the New York Stock Exchange (the "NYSE") Listed Company Manual. The non-employee directors held eight such meetings during the fiscal year ended June 30, 2013. The Board of Directors has designated that the Chairman of the Board shall serve as presiding director of executive sessions of non-employee directors, unless the Chairman is a member of management, in which case the non-employee directors will select the presiding director. Mr. Haddrill, who is not independent because of his service as the Company's Chief Executive Officer through December 14, 2012, currently serves as the Chairman and Mr. Robbins, an independent director, serves as the Lead Independent Director presiding over executive sessions of non-employee directors.

Director Independence

As part of its Corporate Governance Guidelines, the Board of Directors has adopted Independence Guidelines. The Board of Directors has affirmatively determined that each of Messrs. Guido, McKenna, and Robbins, and Mrs. Linden is, and Mr. Verner was, independent under Section 303A.02 of the NYSE Listed Company Manual, applicable SEC rules, and the Company's independence guidelines. The Board has also affirmatively determined that no relationships exist between any independent director and the Company that, in the opinion of the Board of Directors, would interfere with the exercise of the director's independent judgment in carrying out the responsibilities of a director. The NYSE's independence definition also includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings involving the Company that would prevent a director from being independent. None of the Company's independent directors has any relationship that violates these tests.

Board Leadership Structure

The Company's Corporate Governance Guidelines provide that the Board is free to select its Chairman and Chief Executive Officer in the manner it considers to be in the best interests of the Company and that the Chairman shall not simultaneously serve as Chief Executive Officer of the Company. Currently, the Board is led by a non-executive Chairman, Mr. Haddrill. Until December 14, 2012, while Mr. Haddrill served as the Company's Chief Executive Officer, the Board was led by Mr. Verner, who was also a non-executive Chairman. The Board has determined that having a non-employee director serve as Chairman of the Board is in the best interests of the Company at this time as it allows the Chairman to focus on the effectiveness of the Board while the Chief Executive Officer focuses on executing the Company's strategy and managing the Company's business.

The Board's Role in Risk Oversight

Management is responsible for identifying and managing risk and has designed an enterprise risk management process to help identify, assess, and prioritize risks. The Board of Directors oversees the Company's risk management process. Top risks identified by management are presented and discussed with the Board of Directors at least annually, although typically on a more frequent basis. In addition to discussing risk with the full Board at least once a year, the independent directors discuss risk management during executive sessions without management present. The Board oversees a Company-wide approach to risk management, designed to enhance stockholder value, support the achievement of strategic objectives, and improve long-term organizational performance. The Board assesses the risks faced by the Company and reviews the steps taken by management to manage those risks. The Board's involvement in working with management to establish and approve the Company's business strategy facilitates these assessments and reviews. Pursuant to this structure, risk is assessed throughout the enterprise, focusing on risks arising out of various aspects of the Company's strategic plan and the implementation of that plan, including financial, legal/compliance, operational/strategic, and compensation risks.

While the Board maintains the ultimate oversight responsibility for the risk management process, each committee oversees risk within its area of responsibility. In particular, the Audit Committee focuses on financial risk, including internal controls, and discusses the Company's risk profile with the Company's independent registered public accounting firm. The Audit Committee also reviews potential violations of the Company's Code of Ethics and related corporate policies. The Compensation Committee periodically reviews compensation practices and policies to determine whether they encourage excessive risk taking. The Compensation Committee also approves all compensation related provisions for the Chief Executive Officer and any of his direct reports, including all employees in the position of Senior Vice President and above, including the other Named Executive Officers identified under "Compensation, Discussion and Analysis" below, as well as all employees hired into the Company with an annual base salary in excess of $150,000 per year. In addition, the Compensation Committee approves any significant changes to employee benefit plans and terminations of any employee in the position of Senior Vice President and above. Finally, the Nominating and Corporate Governance Committee manages risks associated with the independence of directors and Board nominees. Pursuant to the Board's instruction, management regularly reports on applicable risks to the relevant committee or the Board, as appropriate, with additional review or reporting on risks being conducted as needed or as requested by the Board and its committees.

Committees of the Board of Directors

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of these committees is governed by a charter adopted by the Board of Directors. The charters are available on the Company's website at *www.ballytech.com* by following the links to "Investor Relations" and "Governance" or upon written request to the Company, as set forth below under "Additional Information." The Board of Directors has affirmatively determined that each member of these committees is independent under Section 303A.02 of the NYSE Listed Company Manual, applicable SEC rules, and the Company's Independence Guidelines.

Audit Committee. The Audit Committee of the Board of Directors is comprised of Messrs. Guido (Chair), McKenna, and Robbins, and Mrs. Linden. During Fiscal Year 2013, the Audit Committee was comprised of Messrs. Guido (Chair), McKenna, Robbins, and Verner and Mrs. Linden. The Audit Committee, among other things:

- reviews and engages an independent registered public accounting firm to audit the Company's financial statements;
- reviews the policies and procedures of the Company and management in maintaining the Company's books and records and furnishing information necessary to the independent auditors;
- reviews and determines the adequacy and implementation of the Company's internal controls, including the internal audit function and the adequacy and competency of the relevant personnel;
- considers financial risk, including internal controls and discusses the Company's risk profile with the Company's independent registered public accounting firm;
- reviews potential violations of the Company's Code of Ethics and related corporate policies; and
- reviews and determines such other matters relating to the Company's financial affairs and accounts as the Audit Committee may in its discretion deem desirable.

The Board of Directors has affirmatively determined that Messrs. Guido, McKenna, Robbins, and Verner and Mrs. Linden are financially literate, as required by Section 303A.07(a) of the NYSE Listed Company Manual, as such qualification is interpreted by the Company's Board of Directors in its business judgment. In addition, the Board of Directors has determined that Messrs. Guido, McKenna, and Robbins are audit committee financial experts, as defined in Item 407(d)(5) of SEC Regulation S-K. The Board of Directors made these determinations based on Messrs. Guido's, McKenna's and Robbins's respective qualifications and business experience, as described above under "—Directors and Executive Officers." The Audit Committee met eight times during the fiscal year ended June 30, 2013.

Compensation Committee. The Compensation Committee of the Board of Directors is comprised of Mrs. Linden (Chair) and Messrs. Guido and Robbins. During Fiscal Year 2013, the Compensation Committee was comprised of Messrs. Robbins (Chair), and Verner and Mrs. Linden. The Compensation Committee, among other things:

- recommends to the Board of Directors the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of the corporate goals and objectives adopted by the Board of Directors and determines and approves the Chief Executive Officer's compensation level based on this evaluation;
- subject to consultation with the Chief Executive Officer, approves executive compensation arrangements and agreements (other than the Chief Executive Officer's compensation arrangements), including that of the Company's and its subsidiaries' executives and senior management;
- reviews and recommends to the Board of Directors the criteria by which bonuses to the Company's executives and senior management are determined, including under the Management Incentive Plan;
- administers, within the authority delegated by the Board of Directors, the Company's various long-term incentive plans and such other stock option or equity participation plans as may be adopted by the Board of Directors from time to time;
- reviews the Company's compensation practices and policies to determine whether they encourage excessive risk taking; and
- assesses the independence of consultants, outside counsel and other advisers (whether retained by the Compensation Committee or management) that provide advice to the Compensation Committee, as discussed in greater detail below under "Compensation Discussion and Analysis—How We Make Compensation Decisions—The Role of the Compensation Committee."

The Compensation Committee met six times during the fiscal year ended June 30, 2013.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the Board of Directors is comprised of Messrs. McKenna (Chair), Guido, and Robbins. During Fiscal Year 2013, the Nominating and Corporate Governance Committee was comprised of Messrs. McKenna (Chair), Guido and Verner. The Nominating and Corporate Governance Committee, among other things:

- makes recommendations to the Board of Directors on all matters concerning the selection of candidates as nominees for election as directors;
- aids in attracting qualified candidates to serve on the Board of Directors;
- develops and recommends selection criteria to the Board of Directors;
- manages risks associated with the independence of directors and Board nominees;

- monitors and oversees the functions and operations of the committees of the Board of Directors; and
- periodically reviews the Company's corporate governance principles, policies, and practices.

The Nominating and Corporate Governance Committee met six times during the fiscal year ended June 30, 2013.

Corporate Governance

The Company monitors developments in the area of corporate governance and routinely reviews its processes and procedures in light of such developments. Accordingly, the Company reviews federal laws affecting corporate governance such as the Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as various rules promulgated by the SEC and the NYSE. The Company believes that it has procedures and practices in place that are designed to enhance and protect the interests of its stockholders.

Corporate Governance Guidelines. In furtherance of this practice, the Board of Directors has approved Corporate Governance Guidelines for the Company. The Corporate Governance Guidelines address, among other things:

- composition of the Board of Directors, including director independence;
- separation of the roles of Chairman of the Board of Directors and Chief Executive Officer;
- how director nominees are selected;
- terms of office for directors;
- orientation and continuing education for directors;
- meetings of the Board of Directors, including executive sessions of non-employee directors;
- committees of the Board of Directors;
- policies and principles for selecting a successor to the Chief Executive Officer as well as other members of management;
- executive officer and director compensation;
- expectations of directors; and
- annual performance evaluations of the Board of Directors and the Chief Executive Officer.

The Corporate Governance Guidelines also address the Company's director resignation policy in uncontested director elections (a director election for which, among other things, the number of director nominees does not exceed the number of directors to be elected). Under the Company's Bylaws, directors must be elected by a majority of the votes cast in uncontested elections. In an uncontested election, any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. The Nominating and Corporate Governance Committee (or if a majority of the committee is required to tender their resignations, a committee of independent directors) will recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. In determining whether to recommend that the Board accept any resignation offer, the committee will be entitled to consider all factors the committee believes to be relevant. The Board will act on the recommendation within 90 days following certification of the election results. In deciding whether to accept the resignation offer, the Board will consider the factors considered by the committee and any additional information and factors that the Board believes to be relevant. If the Board accepts a director's resignation offer pursuant to this process, the committee will recommend to the Board and the Board will thereafter determine whether to fill such vacancy or reduce the size of the Board. Any director who tenders his or her resignation pursuant to this provision will not participate in the proceedings with respect to his or her own resignation offer.

The full text of the Corporate Governance Guidelines is available on the Company's website *www.ballytech.com* by following links to "Investor Relations" and "Governance," or upon written request to the Company, as set forth below under "Additional Information."

Code of Ethics. The Board of Directors has also adopted a Code of Ethics and Business Conduct (the "Code of Ethics") applicable to all of the Company's employees, including the Chief Executive, Chief Financial, and Principal Accounting Officers, as well as the Company's directors. The Code of Ethics, along with the Corporate Governance Guidelines, serves as the foundation for the Company's system of corporate governance. Among other things, the Code of Ethics:

- provides guidance for maintaining ethical behavior;
- requires that directors, officers, and employees comply with applicable laws and regulations;
- addresses how individuals should handle Company assets and opportunities;
- prohibits conflicts of interest; and
- provides mechanisms for reporting violations of the Company's policies and procedures.

In the event the Company makes any amendment to, or grants any waiver from, a provision of the Code of Ethics that applies to the Company's principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, the Company intends to disclose the amendment or waiver and the reasons therefor on its website *www.ballytech.com*. The full text of the Code of Ethics is available on the Company's website *www.ballytech.com*, by following links to "Investor Relations" and "Governance" or upon written request to the Company, as set forth below under "Additional Information."

Director Nomination Process. The Nominating and Corporate Governance Committee, sometimes with the assistance of a third-party search firm, identifies candidates for director nominees. The Nominating and Corporate Governance Committee considers a number of factors in identifying, evaluating, and recommending director nominees to the Board including:

- the candidate's personal qualities and characteristics, accomplishments, and reputation in the business community;
- the candidate's current knowledge and contacts in the communities in which the Company does business, in the gaming industry, and in other industries relevant to the Company's business;
- the candidate's ability and willingness to commit adequate time to Board and committee matters; and
- the fit of the candidate's skills and personality with those of other directors and potential directors in building an effective, collegial, and responsive Board of Directors.

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, it also considers diversity of viewpoints, background, experience and other characteristics in evaluating Board candidates. The Nominating and Corporate Governance Committee will also consider whether to recommend stockholder nominations of candidates for director based upon the same criteria, assuming the stockholder has satisfied certain requirements in the Company's Bylaws regarding the nomination, as set forth below under "Stockholder Proposals and Nominations for Director for the 2014 Annual Meeting of Stockholders."

Communication with the Board of Directors. Stockholders and other interested parties may communicate directly with individual directors, the Board of Directors as a group, the Lead Independent

Director who presides over executive sessions of non-employee directors, or with non-employee directors as a group, by writing to Board of Directors, Bally Technologies, Inc., 6601 South Bermuda Road, Las Vegas, Nevada 89119, or by email to boardofdirectors@ballytech.com, indicating to whose attention the communication should be directed. All communications will be received and processed by the Company's legal department unless indicated otherwise. Communications about accounting, internal controls, and audits will be referred to the Audit Committee, and other communications will be referred to the Chairman of the Board of Directors or the Lead Independent Director, as appropriate. You may communicate anonymously if you wish.

Individuals may submit at any time a good faith complaint regarding any questionable accounting, internal controls, or auditing matters concerning the Company without fear of dismissal or retaliation of any kind. Anonymous reports may be made confidentially:

1. By Company employees pursuant to the Company's Corporate Integrity hotline procedures; or
2. By all other individuals by either (i) writing to Chair of the Audit Committee, Bally Technologies, Inc., 6601 South Bermuda Road, Las Vegas, Nevada 89119, in an envelope marked confidential; or (ii) sending an email to boardofdirectors@ballytech.com with a reference to "confidential accounting related matters" in the subject line.

DIRECTOR COMPENSATION

Director Compensation Table for Fiscal Year 2013

The following table sets forth the compensation earned by the Company's non-employee directors in respect of their services as such during the fiscal year ended June 30, 2013. Mr. Srinivasan, the only employee director as of June 30, 2013, was not separately compensated for his services as a director. Mr. Haddrill was not compensated for his services as a director while he served as the Company's Chief Executive Officer through December 14, 2012. Because Mr. Haddrill is a Named Executive Officer for Fiscal Year 2013, all amounts paid in respect of his services as a director following his retirement as Chief Executive Officer are included and footnoted in the "All Other Compensation" column of the Summary Compensation Table and all information with respect to his outstanding equity awards is set forth in the Outstanding Equity Awards at Fiscal Year 2013 End table.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)(3)	Option Awards(2)(4)	Total
Robert Guido	$100,000	$249,979	$—	$349,979
Josephine Linden	80,000	249,979	—	329,979
W. Andrew McKenna	85,000	249,979	—	334,979
David Robbins	85,000	249,979	—	334,979
Kevin Verner	158,465	249,979	—	408,444

(1) As noted below, each non-employee director may elect to receive restricted stock or restricted stock units ("RSUs") in lieu of all or a portion of the cash compensation otherwise payable to the director in a given calendar year. The restricted stock or RSUs are granted on the first trading day of the calendar year for which the election is made (or, in the case of newly appointed directors, the first trading day following the election). No directors made this election in Fiscal Year 2013.

(2) Amounts shown reflect the value of stock and option awards made during the Fiscal Year 2013, based upon their aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Assumptions used to determine these values can be found in

Note 9, Share-Based Compensation, of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for Fiscal Year 2013.

(3) On January 2, 2013, unvested stock awards of 5,511 shares were granted to the following non-employee directors: Mr. Guido, Mrs. Linden, Mr. McKenna, Mr. Robbins, and Mr. Verner. The number of unvested stock awards outstanding for the non-employee directors (other than Mr. Haddrill), as of June 30, 2013, was as follows: Mr. Guido, 5,511; Mrs. Linden, 5,511; Mr. McKenna, 5,511; Mr. Robbins, 5,511; and Mr. Verner, 5,511.

(4) No option awards were granted to the non-employee directors in Fiscal Year 2013. The number of option awards outstanding (vested or unvested) for the non-employee directors (other than Mr. Haddrill) as of June 30, 2013 was as follows: Mr. Guido, 11,350; Mrs. Linden, 28,361; Mr. McKenna, 28,361; Mr. Robbins, 77,242, and Mr. Verner, 43,242.

Cash Compensation

Each non-employee director other than Mr. Haddrill, who is compensated pursuant to the Non-Executive Chairman Agreement discussed below, receives an annual retainer of $60,000 per year. Members of the Audit Committee receive $15,000 per year for such service while the Chair of the Audit Committee receives $35,000 per year. Directors who serve on the Compensation or Nominating and Corporate Governance Committee receive $5,000 per year for serving on either committee, and the chair of each of these committees receives $10,000 per year. The Lead Independent Director, Mr. Verner during Fiscal Year 2013, and currently Mr. Robbins also receives an additional $50,000 per year. Mr. Verner also received an additional $85,000 per year in respect of his service as Chairman of the Board through December 14, 2012, when Mr. Haddrill assumed the position. Because Mr. Haddrill is a Named Executive Officer for Fiscal Year 2013, his compensation as non-executive Chairman of the Board and his Non-Executive Chairman Agreement are summarized below under "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers." Mr. Verner received an additional $10,000 for serving on the Company's regulatory compliance committee. Directors are also reimbursed for reasonable out-of-pocket expenses incurred on Company business.

Equity Compensation

Annual Grants. On the first trading day of each calendar year, each then-current non-employee director other than Mr. Haddrill, who is compensated pursuant to the Non-Executive Chairman Agreement discussed below under "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers," receives an annual grant of restricted stock with a value of $250,000 for the director's service for the then current year. The value of the shares is calculated based on the closing price of Bally common stock on the grant date. The restricted stock grant vests on the first anniversary of the grant date subject to the director's continuous services as a director through the vesting date.

New Director Grants. Generally, newly appointed non-employee directors receive the annual grant pro-rated based on the number of days between the date of the director's appointment and the first trading day of the following calendar year. Through August 22, 2013, each newly appointed director received an initial, one-time appointment grant of $500,000 worth of stock options vesting in three equal installments on the first, second and third anniversaries of the director's election or appointment. Currently, each newly appointed director receives an initial, one-time appointment grant of $125,000 worth of restricted stock which vests over one year. The Company estimated the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, the expected volatility of the Company's common stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield.

Director Elections. Other than Mr. Haddrill, non-employee directors may elect to receive all or a portion of his or her restricted stock grant in the form of RSUs. These directors may also elect to receive restricted stock or RSUs in lieu of all or a portion of the cash compensation otherwise payable to the director. No directors made these elections in Fiscal Year 2013. Directors must timely elect to receive equity in lieu of cash compensation for a particular calendar year no later than five business days before the end of the prior calendar year. The restricted stock or RSUs are awarded on the first trading day of the calendar year for which the election is made, and the number of shares awarded is calculated based on the closing price of Bally common stock on the grant date.

Treatment upon Termination of Service. If a director's service terminates for any reason, including, but not limited to, death, disability and retirement, before the first anniversary of the grant date, as of the termination date the restricted stock award and/ or RSU award will vest pro rata based on the number of days between the grant date and the termination date. The unvested portion of the restricted stock award will be cancelled as of the termination date. The vesting and exercise of vested and unvested stock options as of the termination date is governed by the terms of the Company's 2010 Long Term Incentive Plan or such other plan pursuant to which the options were granted.

Additional Compensation

The Company may grant non-employee directors both additional cash compensation and equity-based awards as time commitments, responsibilities, and other circumstances may warrant. Other than pursuant to Mr. Haddrill's Non-Executive Chairman Agreement, no such additional compensation was paid with respect to Fiscal Year 2013.

Director Stock Ownership Guidelines

The Board believes that non-employee directors should be stockholders and maintain significant holdings of Company common stock. Because generally a meaningful portion of each non-employee director's fees are paid in the form of equity-based awards, the Board believes that the use of ownership guidelines for non-employee directors is an appropriate and beneficial approach to providing additional motivation to act in the long-term best interests of stockholders.

Pursuant to the guidelines, each non-management director is required, within two years after their appointment or initial election (or by December 5, 2011, in the case of directors already in office as of October 4, 2010, the date the policy was adopted), to acquire and hold Company common stock with a market value equal to four times the base annual retainer payable to such director, not including supplemental committee retainers or fees, on the day of the director's appointment or election (or October 4, 2010, for directors already in office as of that date). The director is required to retain at least that amount of Company common stock throughout the director's tenure. If at any time the number of shares owned by a non-employee director drops below the requisite ownership level, the director shall be required to retain 100% of the net shares of any grants and payouts until the requisite ownership level is achieved. Net shares of common stock subject to options and grants of restricted stock, whether or not the restrictions have lapsed, are included in determining an individual's total ownership under the policy. As used in the policy, "net shares" means the number of shares of common stock remaining after selling shares to fund the payment of transaction costs and taxes owed as a result of vesting or exercise of the equity award (including income taxes), and, in the case of stock options, the exercise price of the options. The Board has discretion to grant relief from the policy in cases of hardship.

As of June 30, 2013, all of the non-employee directors satisfied the ownership guidelines.

Proposal No. 2:

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2010 LONG TERM INCENTIVE PLAN

On October 22, 2013, the Board of Directors adopted a proposed amendment and restatement of the Company's 2010 Long Term Incentive Plan (as amended to date, the "2010 LTIP") to increase the number of shares available for issuance pursuant to awards granted under the 2010 LTIP by 2,300,000 and to incorporate certain amendments previously approved by stockholders and certain amendments not requiring stockholder approval and previously approved by the Board of Directors. The share increase is the only change to the 2010 LTIP contemplated by the proposed amendment and restatement that the stockholders are being asked to approve at the Meeting.

As of June 30, 2013, an aggregate of 1,801,057 shares of common stock remained available under the 2010 LTIP for the grant of equity-based incentives. The proposed increase of 2,300,000 shares represents 6% of our outstanding shares of common stock as of June 30, 2013. Pursuant to the terms of the 2010 LTIP, the share reserve is reduced by one share for every one share that is issued pursuant to an option or stock appreciation right ("SAR") and 1.75 shares for every one share that is issued pursuant to an award of restricted stock, RSUs or incentive bonuses granted after December 7, 2010. It is generally expected that the share reserve under the 2010 LTIP, if the proposed increase is approved by stockholders, will last the Company for a period of approximately five years. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. Without approval of the proposed amendment and restatement of the 2010 LTIP, the Company may be limited in its ability to use equity as a component of its compensation philosophy, a result that could put the Company at a considerable competitive disadvantage to its direct and indirect competitors for high level professional talent.

Outstanding Equity Awards

As of June 30, 2013, there were 1,801,057 shares available for issuance pursuant to futures grants under the 2010 LTIP, which is the only plan from which the Company currently grants equity awards. As of that date 1,170,238 shares were issuable upon the exercise of outstanding options granted under all of the Company's equity compensation plans. The weighted average exercise price of these options was $29.60 per share and the weighted average remaining term of these options was 3.20 years. As of June 30, 2013, there were 653,078 shares subject to outstanding unvested awards of restricted stock and RSUs, of which up to 81,953 shares were issuable pursuant to unvested RSUs that have performance-based vesting. The closing price of the Company's common stock on the NYSE on June 28, 2013 and October 21, 2013 was $56.42 and $69.34, respectively.

Dilution and Burn Rate

The Company's long-term goal is to limit the average annual dilution from our equity programs. Dilution is measured for purposes of this goal as the total number of shares subject to equity awards granted less cancellations and other shares returned to the reserve, divided by the total number of shares of common stock outstanding at the end of the year. As noted above, the potential dilution from the 2,300,000 share increase requested to be approved by stockholders is 6%, based on the total number of shares of common stock outstanding as of June 30, 2013.

We manage our long-term dilution goal by limiting the number of shares subject to equity awards that we grant annually, commonly referred to as burn rate. Burn rate is another measure of dilution that shows how rapidly a company is depleting its shares reserved for equity compensation plans, and differs from annual dilution because it does not take into account cancellations. We are calculating both dilution and burn rate based upon the total number of shares of common stock outstanding at the end of the year.

An additional metric that we use to measure the cumulative impact of our equity program is overhang (number of shares subject to equity awards outstanding but not exercised or settled, plus number of shares available to be granted, divided by the total number of shares of common stock outstanding at the end of the year). If the proposed amendment to the 2010 LTIP is approved, our overhang would increase to 15% and then would be expected to decline as options are exercised and restricted stock and/or RSUs become vested.

The following table reflects our annual dilution, burn rate and overhang for the past three years:

Fiscal Year	Dilution	Burn Rate
2011	1.91%	2.54%
2012	1.30%	2.51%
2013	0.88%	1.87%
2011-2013 Average	1.36%	2.30%

At the end of fiscal year 2013, our overhang was 9.3%

The material factors the Compensation Committee considered in approving the proposed amendment and restatement of the 2010 LTIP were historical dilution, burn rate and the potential impact of the Company's definitive agreement to acquire SHFL entertainment, Inc.

Why You Should Vote For the Proposed Amendment and Restatement of the 2010 LTIP

The Board unanimously recommends that the Company's stockholders approve the amendment and restatement of the 2010 LTIP. The Company's ability to grant an appropriate number of equity-based awards continues to be crucial in allowing the Company to effectively compete for key employee talent. It is in the long-term interest of the Company and its stockholders to strengthen the ability to attract, motivate and retain employees, officers, directors, consultants, agents, advisors, and independent contractors, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits, and strengthen the mutuality of interest between those persons and the Company's stockholders.

The principal features of the 2010 LTIP, as proposed to be amended and restated, are summarized below and are qualified in their entirety by reference to the full text of the amended and restated 2010 LTIP, which is attached to this Proxy Statement as *Appendix A*.

Promotion of Good Corporate Governance Practices

The Company and the Board of Directors have designed the 2010 LTIP to include a number of provisions that we believe promote best practices by reinforcing the alignment between equity compensation arrangements and stockholders' interests. These provisions include, but are not limited to:

- options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date;
- the Company cannot, without stockholder approval, "reprice" awards by reducing the exercise price of options or SARs or canceling previously awarded options or SARs in exchange for cash, other awards, or new options or SARs with a lower (or no) exercise price;
- there is no automatic right to accelerated vesting of unvested awards upon the occurrence of a Merger Event (as defined in the 2010 LTIP) that is not accompanied by a specified termination of employment as the 2010 LTIP leaves the treatment of awards in connection with a Merger Event to the Administering Body (as defined below); and
- subject to certain exceptions, restricted stock and RSUs that vest based upon performance criteria and level of achievement versus such criteria are subject to a performance period of not less than

twelve months, and restricted stock and RSUs that vest based upon continued service and/or time may not vest or be settled in full prior to three years following the date of grant.

Section 162(m) of the Code

The Board of Directors believes that it is in the best interests of the Company and its stockholders to provide for an equity incentive plan under which compensation awards made to the Company's executive officers can qualify for deductibility by the Company for federal income tax purposes. Accordingly, the 2010 LTIP has been structured in a manner such that awards granted under it can satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). There can be no guarantee, however, that amounts payable under the 2010 LTIP will be treated as qualified "performance-based compensation" under Section 162(m). In general, under Section 162(m) of the Code, in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based compensation" for purposes of Section 162(m) of the Code is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders. For purposes of Section 162(m) of the Code, the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the 2010 LTIP, each of these aspects is discussed below, and stockholder approval of the amendment and restatement of the 2010 LTIP will be deemed to constitute approval of each of these aspects of the 2010 LTIP for purposes of the approval requirements of Section 162(m) of the Code.

Summary of the 2010 LTIP

Purpose of the 2010 LTIP. The 2010 LTIP is intended to encourage ownership of common stock by directors, employees and designated paid consultants of the Company and its subsidiaries to increase their proprietary interest in the success of the Company and to encourage them to remain in the employ of the Company or a subsidiary.

Administration. The 2010 LTIP is administered by the Board of Directors or, if the Board so determines, by the Compensation Committee or other committee established by the Board for this purpose (such committee administering the 2010 LTIP, the "Committee," and collectively, with the Board of Directors, the "Administering Body"). However, except as otherwise provided below and unless the Board of Directors expressly determines otherwise, in the case of awards granted to directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Committee has exclusive responsibility for and authority to administer the 2010 LTIP. The Committee has all of the powers and duties set forth in the 2010 LTIP, as well as such additional powers and duties delegated thereto by the Board of Directors. Subject to the foregoing and as provided for in the 2010 LTIP, the Administering Body will have plenary authority, in its sole discretion, to make all determinations it deems necessary or advisable for the administration of the 2010 LTIP. The Committee must at all times consist of at least two members of the Board of Directors and must be constituted such that, if possible, the 2010 LTIP complies with Rule 16b-3 promulgated under the Exchange Act or any successor rule, and Section 162(m) of the Code. However, the Board of Directors retains the right to (i) determine whether the shares of common stock reserved for issuance upon the exercise and/or payment in respect of awards granted under the 2010 LTIP shall be issued shares or unissued shares, (ii) appoint the members of the Committee, and (iii) terminate or amend the 2010 LTIP, subject to stockholder approval, as required.

Number of Shares. The number of shares of common stock available for issuance with respect to awards granted under the 2010 LTIP, if the proposed amendment and restatement of the 2010 LTIP is approved by stockholders, is limited to 17,350,000 shares (representing an increase of 2,300,000 shares from the number of shares available for issuance prior to the passage of the proposed amendment and restatement). Any shares of common stock granted as awards of restricted stock, RSUs or incentive bonuses after December 7, 2010 count as 1.75 shares against the overall limit in the preceding sentence for every share granted. Individual grantees may not receive awards of options, SARs, restricted stock, or RSUs with more than 1,500,000 shares of common stock underlying such awards in any fiscal year.

The shares of common stock reserved for issuance pursuant to the 2010 LTIP may consist either of authorized but unissued shares of common stock or of previously issued shares of common stock that have been reacquired by the Company. If any portion of any award granted under the 2010 LTIP expires, terminates, or is canceled or forfeited for any reason, the shares of common stock subject to such portion of the award may again be made available for award grants under the 2010 LTIP. Any shares subject to awards granted after December 7, 2010 that again become available for grants shall be added back as 1.75 shares if the shares were subject to awards of restricted stock, RSUs or incentive bonuses and 1 share if the shares were subject to any other award granted under the 2010 LTIP. Shares subject to awards of restricted stock, RSUs, or incentive bonuses granted prior to December 7, 2010 that again become available for grants shall be added back as 1 share. Notwithstanding the foregoing, common stock subject to an award may not again be made available for issuance under the 2010 LTIP if the common stock is: (i) common stock that was subject to a stock-settled SAR and was not issued upon the net settlement or net exercise of such SAR; (ii) common stock used to pay the exercise price of an option; (iii) common stock delivered to or withheld to pay the withholding taxes related to an award; or (iv) common stock repurchased on the open market with the proceeds of an option exercise.

Options. Two types of stock options are authorized to be granted under the 2010 LTIP, options that qualify as incentive stock options pursuant to Section 422 of the Code and options that do not qualify as incentive stock options, i.e., nonstatutory stock options. To the extent that the aggregate fair market value of the common stock, determined as of the date of grant, underlying any incentive stock options granted pursuant to any Company plans that first become exercisable during a calendar year with respect to an individual grantee exceeds $100,000, such stock options shall be treated as nonstatutory stock options.

The exercise price with respect to a stock option may not be less than the fair market value of a share of common stock on the date of grant, as determined pursuant to the 2010 LTIP. However, if an employee beneficially owns common stock representing more than 10 percent of the total combined voting power of all classes of capital stock of the Company or of any of its subsidiaries at the time an incentive stock option is granted, then the exercise price with respect to such incentive stock options must be at least 110 percent of the fair market value of a share of common stock on the date of grant. In no event may an incentive stock option be exercisable more than ten years after the date of grant; however, an incentive stock option granted to an employee with an exercise price required to be at least 110 percent of the fair market value of a share of common stock on the date of grant may not be exercisable for more than five years after the date of grant.

The exercise price may be paid in cash or in shares of any class of issued and outstanding capital stock of the Company held by the option holder, or a combination thereof. If any portion of the exercise price is paid in shares of capital stock of the Company, such shares shall be valued at their then fair market value, as determined in accordance with the 2010 LTIP. The Administering Body may also permit grantees to pay the option price through withholding of shares of stock otherwise issuable upon exercise of the option and/or to exercise their options pursuant to a cashless exercise, by simultaneously exercising options and selling a certain number of the shares of the common stock issued in connection with such exercise to cover the aggregate exercise price with respect thereto.

Other than in connection with a change in the Company's capitalization, the exercise price of an option may not be reduced without stockholder approval (including canceling previously awarded options in exchange for cash, other awards, or options or SARs with an exercise price that is less than the exercise price of the original award).

All incentive stock options granted under the 2010 LTIP are nontransferable, except by will or the laws of descent and distribution, and are exercisable during the lifetime of the person to whom granted only by such person (or his duly appointed, qualified, and acting personal representative). Unless the Administering Body determines otherwise, all nonstatutory stock options granted under the 2010 LTIP will be nontransferable, except by will or the laws of descent and distribution.

Unless specified otherwise in a grant agreement, stock options granted under the 2010 LTIP that are scheduled to expire on a date when the fair market value of the shares underlying the exercisable portion of such stock options exceeds, by at least $500, the sum of the aggregate exercise price for the exercisable portion of such stock options, plus any tax withholding obligations that would be due upon such exercise, will be automatically exercised by the Company on the date that the stock options would otherwise expire (unless the Company receives instructions to the contrary from the grantee) and promptly delivered to the grantee, less the exercise price and tax withholding obligations.

Restricted Stock. The Administering Body may place such restrictions as it deems appropriate on any shares of restricted stock awarded under the 2010 LTIP. In general, other than with respect to awards to directors who are not also employees of the Company, the grant, issuance, retention, vesting, or settlement of shares of restricted stock that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and, subject to certain exceptions, the grant, issuance, retention, vesting, and/or settlement of shares of restricted stock that is based solely upon continued employment or service or the passage of time may not vest or be settled in full prior to three years following the date of grant, but may be subject to pro-rata vesting over such period. Unless unvested shares are forfeited in accordance with the terms of the underlying agreement, the holder will have full voting rights and the right to receive any and all distributions with respect to such shares of restricted stock. Unless the Administering Body determines otherwise, shares of restricted stock may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with the terms of an agreement between the Company and the registered owner.

RSUs. The Administering Body may place such restrictions as it deems appropriate on any RSUs awarded under the 2010 LTIP. In general, other than with respect to awards to directors who are not also employees of the Company, the grant, issuance, retention, vesting, and/or settlement of shares of stock underlying an RSU award that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and, subject to certain exceptions, the grant, issuance, retention, vesting, or settlement of shares of stock underlying an RSU award that is based solely upon continued employment or service or the passage of time may not vest or be settled in full prior to three years following the date of grant, but may be subject to pro-rata vesting over such period. No holder of an RSU will be deemed to be the holder of, or to have any of the rights with respect to, any shares of common stock subject to such RSU until the Company has issued the underlying shares of common stock and the holder's name has been entered on the books of the Company, after which the holder has full voting and ownership rights with respect to the shares.

SARs. A SAR is an award granted with respect to a specified number of shares of common stock entitling the grantee to receive an amount equal to the excess of (i) the fair market value of a share of common stock on the date of exercise over (ii) the fair market value of a share of common stock on the date of grant of the SAR (the "Base Price"), multiplied by the number of shares of common stock with respect to which the SAR has been exercised at that price. SARs may be granted in addition to any other award under the 2010 LTIP or in tandem with stock options. Subject to the provisions of the applicable award agreement, the Company may pay cash or issue shares of restricted or unrestricted common stock upon exercise of a SAR.

Other than in connection with a change in the Company's capitalization, the Base Price of a SAR may not be reduced without stockholder approval (including canceling previously awarded SARs in exchange for cash, other awards, or options or SARs with an exercise price that is less than the exercise price of the original award).

Incentive Bonuses. Each incentive bonus award will confer upon the grantee the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period specified by the Committee. The Committee will determine the timing of payment of any incentive bonus. Payment of the amount due under an incentive bonus may be made in cash, in restricted stock, in shares of unrestricted stock, or in any combination thereof, as the Board or the Committee, in its sole discretion, determines. The maximum amount payable pursuant to that portion of an incentive bonus granted in any fiscal year to any grantee under the 2010 LTIP that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will not exceed $10,000,000.

Performance Criteria. The Committee may establish performance criteria and level of achievement versus such criteria that will determine the number of shares of stock to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on Qualifying Performance Criteria (as defined below) or other standards of financial performance or personal performance evaluations. In addition, the Committee may specify that an award or a portion of an award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such award or portion of an award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the award is granted. The Committee will certify the extent to which any Qualifying Performance Criteria has been satisfied and the amount payable as a result thereof, prior to payment, settlement, or vesting of any award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

For purposes of the 2010 LTIP, the term "Qualifying Performance Criteria" means any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively, or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively, or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee: (i) revenues; (ii) earnings per share (basic or diluted), earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, incentives, service fees, or extraordinary or special items; (iii) net income or net income per common share (basic or diluted); (iv) return on assets, return on net assets, return on investment, return on capital, or return on equity; (v) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (vi) economic value created or added; (vii) operating margin or profit margin; (viii) stock price, dividends, or total stockholder return; and (ix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or value added, market share, product development or introduction, geographic business expansion goals, cost targets, debt reduction, customer satisfaction, employee satisfaction, information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates, or joint ventures. To the extent consistent with Section 162(m) of the Code, the Committee (a) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items, and all items of gain, loss, or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle, all as determined in accordance with accounting principles generally accepted in the United States, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the

Company's financial statements or notes to the financial statements, and (b) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (1) asset write-downs, (2) litigation, claims, judgments, or settlements, (3) the effect of changes in tax law or other such laws or provisions affecting reported results, (4) accruals for reorganization and restructuring programs, and (5) accruals of any amounts for payment under the 2010 LTIP or any other compensation arrangement maintained by the Company.

Eligibility. Awards may be granted to directors, employees, and paid consultants of the Company or its subsidiaries. However, only regular full-time employees of the Company or its subsidiaries are eligible to receive incentive stock options. As of October 22, 2013, in addition to the Chief Executive Officer who is an officer and a director, there were four executive officers, six directors and approximately 3,400 employees eligible to receive grants under the 2010 LTIP.

Termination of Employment. If an employee award holder retires as a result of normal retirement or his or her employment is terminated because the employee becomes Permanently Disabled (as defined in the 2010 LTIP), any stock options or SARs will be freely exercisable at any time within the remaining term of such award and any restricted stock and RSUs freely transferable, unless otherwise determined by the Administering Body at the time of grant. If a grantee dies, any stock option or SAR will be exercisable by such grantee's estate or heirs for its remaining term, but in no case for more than two years. If a holder of restricted stock, RSUs or an incentive bonus dies prior to the lapse of all applicable restrictions, any unvested portion of such award held by such person on the date of his death will be forfeited, unless otherwise determined by the Administering Body at the time of grant. Unless provided for otherwise in the applicable award or employment agreement, if an award holder ceases to be a director, employee or paid consultant of the Company,

- any unvested portion of any restricted stock, RSUs or an incentive bonus subject to such holder's award will be forfeited as of the last date such person was either a director, employee, or paid consultant of the Company or a subsidiary; and
- any stock options or SARs subject to such holders award will continue to be exercisable or transferable to the same extent as immediately prior to such cessation for a period of 60 days, whereupon any stock options or SARs will be terminated, unless such cessation was for Cause (as defined in the 2010 LTIP), in which case any such stock option or SAR will terminate ten days thereafter.

Adjustments. In the event there is a change in the number of shares of outstanding common stock of the Company by reason of a stock split, stock dividend, combination, or reclassification of shares, recapitalization, or similar event, the Administering Body will proportionally adjust the number and kind of shares subject to the 2010 LTIP, the number and kind of shares then subject to unexercised options and SARs and outstanding awards of restricted stock and RSUs, as well as the exercise price or Base Price, as the case may be, of unexercised options and SARs. In the event of any merger, spin-off, split-off, or other similar consolidation, reorganization, or change affecting any class of stock of the Company (a "Merger Event") subject to awards made under the 2010 LTIP, or any distribution other than normal cash dividends to holders of such stock, the Administering Body will make fair and equitable provision and adjustment with respect to all unexercised options or SARs and all then outstanding awards of restricted stock, RSUs, and incentive bonuses to give proper effect to such event and preserve the value, rights and benefits of such options, SARs, restricted stock, RSUs, and incentive bonuses. In the case of any Merger Event pursuant to which the Company is not the surviving corporation and pursuant to which the former holders of common stock do not hold more than a majority of the voting securities of the resulting entity immediately after each Merger Event, or in connection with any acquisition by any person of more than 50 percent of the outstanding shares of common stock, the Administering Body may provide that each option or SAR holder shall receive a cash payment, in exchange for and in cancellation of such option or SAR, equal to the difference (if positive) between the value of the per share consideration received by the holders of the stock in such Merger Event and the exercise or Base Price of such option or SAR, as the case may be, multiplied by the number of shares of common stock underlying such option or SAR. In addition, in the event (i) of any Merger Event pursuant to which all of the outstanding common stock held by the stockholders of the Company is exchanged for any lawful consideration and (ii) within twelve months following the date of such Merger Event, a holder's employment or service with the Company is terminated by either the Company without Cause or by the holder with Good Reason (as defined in the 2010 LTIP), then, effective immediately prior to such termination of employment or service, all unvested and unexercisable options or SARs outstanding on the date on which the holder's employment or service is terminated shall become fully vested and exercisable, and all restrictions then applicable to awards of restricted stock and RSUs outstanding on the date on which the holder's employment or service is terminated will lapse and such awards will thereafter be fully vested and transferable.

Amendment and Termination. The Board of Directors may amend the 2010 LTIP, subject to any required regulatory and stockholder approval, as well as suspend or terminate the 2010 LTIP, at any time. The 2010 LTIP, unless sooner terminated, will terminate on October 1, 2019, but such termination will not affect any award theretofore granted.

Federal Income Tax Consequences

The following is a brief description of the Company's understanding of the federal income tax consequences to the Company and participants subject to United States taxation with respect to awards granted under the 2010 LTIP. This description may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not address any state, local, or foreign tax consequences.

Nonstatutory Stock Options. A recipient will generally not realize taxable income upon the grant of a nonstatutory option, nor will the Company then be entitled to any deductions at that time. If the shares that are received upon exercise of nonstatutory stock options are vested, or if the participant makes a Section 83(b) election with respect to unvested shares acquired upon exercise of a nonstatutory stock option, the participant will generally recognize ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the stock at the date of exercise. If the shares received upon exercise of nonstatutory stock options are not vested and the participant does not make the Section 83(b) election, the participant will be taxed at ordinary income tax rates as those shares vest, and the amount of ordinary income for each such share will equal the excess of the fair market value of the share on the date the share vests over the exercise price paid for the share. The Company may be required to withhold taxes (including but not limited to employment and income taxes) on the ordinary income realized by an optionee as a result of the exercise of nonstatutory options. The holding period for the shares received upon the exercise of nonstatutory stock options generally will begin on the day after exercise, except that the holding period for shares that are not vested upon exercise and for which no Section 83(b) election is made will begin just after the shares become vested. Provided the shares received upon exercise of the nonstatutory stock option are held as a capital asset, upon the subsequent disposition of the shares, an optionee will recognize capital gain or loss in an amount equal to the difference between the proceeds received upon disposition and the recipient's basis for the shares. The recipient's basis will be equal to the sum of the price paid for the shares and the amount of income realized upon exercise of the nonstatutory stock option. Any capital gain or loss will be characterized as long-term or short-term, depending upon the holding period of the shares.

Incentive Stock Options. No taxable income is recognized by a participant at the time of the grant of an incentive stock option. In addition, the participant will not recognize income for regular federal income tax purposes at the time of the exercise of an incentive stock option. A participant may, however, be subject to alternative minimum tax upon the exercise of an incentive stock option since the excess of the fair market value of the shares acquired upon the exercise of an incentive stock option ("ISO Shares") over the exercise price must be included in "alternative minimum taxable income." A participant's basis in the ISO Shares for regular federal income tax purposes will generally be the price paid upon the exercise of the incentive stock options. The Company will not be entitled to a deduction at the time of the grant or the exercise of an incentive stock option.

If a recipient sells the ISO Shares at any time within one year after the date the Company transfers those shares or within two years after the date the Company grants the incentive stock option (such a sale being referred to as a "Disqualifying Disposition"), then:

- if the recipient's sales price exceeds the price paid for the ISO Shares upon exercise of the incentive stock option, the recipient will recognize a capital gain equal to the excess, if any, of the sales price over the fair market value of the ISO Shares on the date of exercise, and the recipient will recognize ordinary income equal to the excess, if any, of the lesser of the sales price or the fair market value of shares on the date of exercise over the price paid for the ISO Shares upon exercise of the incentive stock option; or
- if a recipient's sales price is less than the price paid for the ISO Shares upon exercise of the incentive stock option, the recipient will recognize a capital loss equal to the excess of the price paid upon exercise of the incentive stock option over the sales price of the ISO shares.

If the recipient sells the ISO Shares acquired upon exercise of an incentive stock option at any time after the shares have been held for at least one year after the date the Company transfers the shares pursuant to the exercise of the incentive stock option and at least two years after the date the Company grants the incentive stock option, then the recipient will recognize capital gain or loss equal to the difference between the sales price and the price paid upon exercise of the incentive stock option.

Stock Awards. A participant who is awarded vested shares is required to recognize ordinary income in an amount equal to the excess of (i) the fair market value of the shares on the date the shares are granted to the participant over (ii) the purchase price (if any) paid for the shares. The tax consequences to a participant who is awarded unvested shares will generally be the same as the tax consequences to participants who acquire shares upon the exercise of a nonstatutory stock option. A recipient of a stock unit award will generally realize ordinary income upon the issuance of the shares of common stock underlying such stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares.

SARs. The holder of a SAR will not recognize taxable income upon the receipt of the SAR. Upon exercise, the holder will generally realize ordinary income equal to the difference between the base price of the SAR and the then current value of the Company's common stock.

Incentive Bonuses. A participant will have taxable income at the time an incentive bonus award becomes payable. At that time, the participant will recognize ordinary income equal to the value of the amount then payable.

Tax Effects for the Company. The Company generally will be entitled to a deduction for federal income tax purposes equal to the amount of any ordinary income a grantee recognizes.

For the individual serving as the chief executive officer of the Company at the end of the taxable year and for the individuals serving as officers of the Company or a subsidiary at the end of such year who are among the three highest compensated officers (other than the chief executive officer and chief financial officer) for proxy reporting purposes, Section 162(m) of the Code limits the amount of compensation otherwise deductible by the Company and its subsidiaries for such year to $1,000,000 for each such individual except to the extent that such compensation is "performance-based compensation." Awards of nonstatutory stock options, incentive stock options, and SARs under the 2010 LTIP may qualify as performance-based compensation. The Committee may establish performance conditions and other terms with respect to grants of restricted stock, RSUs, and cash incentive bonuses in order to qualify such grants as performance-based compensation for purposes of Section 162(m) of the Code. However, the rules and regulations promulgated under Section 162(m) of the Code are complicated and subject to change from time to time, sometimes with retroactive effect. In addition, a number of requirements must be met in order for particular compensation to so qualify. As such, there can be no assurance that any compensation awarded or paid under the 2010 LTIP will be deductible under all circumstances. The Compensation Committee may grant awards that are not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, which awards would be subject to the $1,000,000 deductibility limit of Code Section 162(m).

Miscellaneous Issues. Generally, the Company will be required to withhold applicable taxes with respect to any ordinary income recognized in connection with any awards made under the 2010 LTIP. A recipient may be required to pay the withholding taxes to the Company or make other provisions satisfactory to the Company for the payment of the withholding taxes as a condition to the issuing of any common stock or the paying of any benefit under the 2010 LTIP. Whether or not such withholdings are required, the Company will make such information reports to the Internal Revenue Service as may be required with respect to any income attributable to transactions involving awards under the 2010 LTIP.

Special rules will apply in cases where an optionee pays the exercise or purchase price of the option or applicable withholding tax obligations under the 2010 LTIP by delivering previously owned shares of common stock or by reducing the amount of shares otherwise issuable pursuant to the 2010 LTIP. The surrender or reduction of such shares of common stock will in specific circumstances result in the recognition of income with respect to such shares or a carryover basis in the shares acquired and may constitute a Disqualifying Disposition with respect to shares acquired upon exercise of an incentive stock option.

The preceding discussion is intended merely as a general presentation of United States federal income tax consequences related to certain awards issued under the 2010 LTIP. As to the specific tax consequences to particular employees or other participants, the Company urges you to consult your tax advisor.

Plan Benefits

Because benefits under the 2010 LTIP will depend on future grants approved by the Board of Directors and the fair market value of the Company's common stock on such dates of approval, it is not possible to determine the benefits that will be received by officers, directors, and other employees if the amendment and restatement of the 2010 LTIP is approved by the stockholders. For information concerning grants made to the Named Executive Officers under the 2010 LTIP in Fiscal Year 2013, see the "Grants of Plan-Based Awards in Fiscal Year 2013" table below.

Aggregate Past Grants under the 2010 LTIP

The table below shows, as to each Named Executive Officer and the various indicated groups, the aggregate number of shares of Company common stock subject to grants of stock options, restricted stock, and RSUs under the 2010 LTIP from inception through October 7, 2013.

Name	Number of Options Granted (#)	Number of Restricted Shares and Restricted Stock Units Granted (#)
Named Executive Officers:		
Ramesh Srinivasan	396,015	189,892
Neil Davidson	117,500	49,400
Mark Lerner	151,500	16,443
Derik Mooberry	88,500	36,000
John Connelly	108,179	42,812
All current executive officers as a group (5 persons)	861,694	334,547
All current non-executive directors as a group (6 persons)	2,133,556	1,025,626
All employees, excluding current executive officers	10,652,261	949,149

Equity Compensation Plan Information

The following table sets forth certain information, as of June 30, 2013, with respect to our equity compensation plans under which our equity securities are authorized for issuance, excluding the additional shares we are proposing to add to the 2010 LTIP in this Proposal No. 2.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(#) (c)
Equity compensation plans approved by security holders(2)	1,252,191	27.66	1,937,217(3)
Total	1,252,191	27.66	1,937,217

(1) Rights include grants for Restricted Stock Units that vest based upon the achievement of specified performance metrics and can be exercised for no consideration; the total weighted average exercise price excluding these rights would be $29.60.

(2) We do not have any equity compensation plans not approved by security holders.

(3) Includes 136,160 shares of common stock available for future issuance under the Company's 2008 Employee Stock Purchase Plan.

The Board of Directors recommends that stockholders vote *"FOR"* the amendment and restatement of the 2010 LTIP.

Proposal No. 3:

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2008 EMPLOYEE STOCK PURCHASE PLAN

Proposed Amendment to the Employee Stock Purchase Plan

On October 22, 2013, the Board of Directors adopted a proposed amendment and restatement of the Company's 2008 Employee Stock Purchase Plan (the "ESPP") to increase the number of shares available for issuance thereunder by 350,000, which shares represents 1% of outstanding shares of common stock as of June 30, 2013. The share increase is the only change to the ESPP contemplated by the proposed amendment and restatement. The ESPP is intended to provide the Company's eligible employees with an opportunity to participate in the Company's success or failure by permitting them to easily acquire an ownership interest in the Company through periodic payroll deductions that will be applied towards the purchase of shares of Company common stock at a discount from the market price. The Company, with the assistance of the ESPP, seeks to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

Summary

The following is a summary of the principal features of the ESPP as proposed to be amended and restated. This summary, however, does not purport to be a complete description of all the provisions of the ESPP. The complete ESPP is attached to this proxy statement as *Appendix B*. For a complete description of the terms of the ESPP, you should read the ESPP.

***Effective Date*:** The ESPP became effective upon receiving stockholder approval on February 22, 2008. The proposed amendment and restatement of the ESPP will become effective upon receiving stockholder approval.

***Shares Authorized*:** If the proposed amendment is approved, a total of 850,000 shares of common stock will be authorized and reserved for issuance under the ESPP. The shares of common stock subject to the ESPP may be unissued shares, authorized and issued shares held in the Company's treasury, or common stock acquired on the open market at prevailing market prices or otherwise. Subject to required action by the Company's stockholders, if any change is made in the shares of common stock subject to the ESPP without the receipt of consideration by the Company (through merger, consolidation, spin-off, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, reverse stock split, liquidating dividend, combination or reclassification of shares (including any such change in the number of shares of common stock effected in connection with a change in domicile of the Company), exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by the Company), the ESPP will be equitably adjusted in the type(s), class(es) and maximum number of shares of common stock subject to the ESPP and the outstanding purchase rights granted under the ESPP will be appropriately adjusted in the type(s), class(es), number of shares and purchase limits of such outstanding purchase rights.

***Offering*:** Three months, or such other period as determined by the Compensation Committee, not to exceed 27(the "Offering").

Purchase Price: Employees participating in the ESPP may purchase a share of Company common stock at 85% of the fair market value of a share on the last day of the Offering, unless the ESPP's administrator specifies a different purchase price prior to the commencement of the Offering.

Participation Limits: An employee's right to purchase common stock under the ESPP may not accrue at a rate which exceeds $25,000 per year of the fair market value of the Company's common stock.

Amendment and Termination: The Board may amend, suspend, or terminate the ESPP at any time. No amendment, suspension, or termination will be effective without stockholder approval if applicable law or NYSE rules require such approval. Unless sooner terminated, the ESPP will terminate at the time that all of the shares of common stock reserved for issuance under the ESPP, as increased and/or adjusted from time to time, have been issued under the terms of the ESPP.

Amendments to the ESPP will not impair the rights of a participant in any way under any options previously granted without such participant's consent.

Other Material Features of the ESPP

Eligibility. All regular employees of the Company who are employed for purposes of Section 423(b)(4) of the Code by the Company, but excluding (a) leased employees, as described in Section 414(n) of the Code, and (b) any payroll service bureau or employment agency employee, i.e., an individual for whom the direct pay or compensation with respect to the performance of services for the Company is paid by any outside entity, will be eligible to participate in the ESPP as long as such employee has been in the employ of the Company for such continuous period preceding an Offering as the Board may require, but in no event may the required period be greater than two years. In addition, the Board may provide that an employee may only be eligible to participate if such employee works more than 20 hours per week and more than five months per calendar year. An employee will not be eligible to participate if, as a result of participating, that employee would hold 5% or more of the total combined voting power or value of all classes of common stock of the Company or of any subsidiary. As of October 22, 2013, approximately 3,100 employees, including 5 executive officers, are eligible to participate in the ESPP.

Administration. The Board is authorized to oversee the administration of the ESPP unless and until the Board delegates administration to a committee. The Board has delegated administration of the ESPP to the Compensation Committee. The Compensation Committee has full power and authority to adopt rules and regulations to administer the ESPP, to interpret the provisions of the ESPP, and subject to the express terms of the ESPP, to establish the terms of Offerings under the ESPP. The decisions of the Compensation Committee will be final and binding on all participants. The Company will pay all costs and expenses incurred to administer the ESPP without charge to the participants.

Payroll Deductions and Stock Purchases. The Company's eligible employees may elect to participate in the ESPP by giving notice to the Company. This notice will instruct the Company to withhold a specified percentage of the employee's base salary (in any multiple of 1% up to a maximum of 10%) on each pay period during the Offering. On the last business day of an Offering, the Company will use the eligible employee's withheld salary to purchase common stock for him or her at the purchase price. To the extent provided in the Offering, an employee may reduce (including to zero), but may not, unless otherwise determined by the Board or the Compensation Committee, increase such payroll deductions. For purposes of the ESPP, fair market value per share as of a particular date will mean the closing sales price of the Company's common stock as reported on the NYSE on that date (or if there was no reported price on such date, then on the last date on which the closing sales price was reported). If, on the last day of an Offering, the number of shares to be purchased by all participants exceeds the number of shares then available for purchase under the ESPP, then the Compensation Committee will make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as will be practicable and as it will determine to be equitable. On June 28, 2013 and October 21, 2013, the closing price on the NYSE for a share of common stock was $56.42 and $69.34, respectively.

Termination of Participation. Under procedures and at times established by the Board or the Compensation Committee, a participant may terminate his or her payroll deductions under the ESPP and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company may provide. Upon such withdrawal from the Offering, the Company will distribute to such participant all of his or her accumulated payroll deductions and/or other contributions (reduced to the extent, if any, such deductions have been used to acquire shares of common stock for the participant) under the Offering, without interest (unless otherwise specified in the Offering), such participant's interest in that Offering will be automatically terminated and no further payroll deductions and/or other contributions for the purchase of common stock will be made during the Offering. A participant's withdrawal from an Offering will have no effect upon such participant's eligibility to participate in any other Offerings under the ESPP, but such participant will be required to deliver a new authorization form in order to participate in subsequent Offerings. The Company may establish rules pertaining to the timing of withdrawals, limiting the frequency with which participants may withdraw and re-enroll in the ESPP, and may impose a waiting period on participants wishing to re-enroll following withdrawal. Unless and until altered by the Board or the Compensation Committee, a participant may elect to reduce his or her future payroll deductions at any time during an Offering but may not elect to increase his or her future payroll deductions during an Offering. Any elections will be implemented by the Company within an administratively reasonable period of time. The participant's purchase right will immediately terminate upon his or her cessation of employment for any reason. Any payroll deductions that the participant may have made for the purchase period in which such cessation of employment occurs will be refunded and will not be applied to the purchase of Company common stock.

Transferability. Neither payroll deductions or other contributions credited to a participant's account, nor any purchase rights granted under the ESPP will be transferable by a participant other than by will or the laws of descent and distribution, or by a beneficiary designation and, during a participant's lifetime, will be exercisable only by such participant. Any attempted assignment, transfer, pledge, or other disposition will be null and void and without effect. If a participant in any manner attempts to transfer, assign or otherwise encumber his or her purchase rights, other than as permitted by the Code, such act will be treated as an election by the participant to discontinue participation in the ESPP.

Sub-Plans. The Compensation Committee may adopt rules, procedures or sub-plans applicable to particular subsidiaries or employees in particular locations that allow for participation in the ESPP in a manner that may not comply with the requirements of Section 423 of the Code.

Federal Income Tax Consequences

The following is a brief description of the Company's understanding of the federal income tax consequences to the Company and participants subject to U.S. taxation with respect to participation in the ESPP. This description may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not address any state, local or foreign tax consequences.

The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under such an arrangement, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until either there is a sale or other disposition of the shares acquired under the ESPP or in the event the participant should die while still owning the purchased shares.

If a participant sells or otherwise disposes of the purchased shares within two years after his or her entry date into the purchase period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the closing selling price of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. The participant also will recognize a capital gain to the extent the amount realized upon the sale of the shares exceeds the sum of the aggregate purchase price for those shares and the ordinary income recognized in connection with his or her acquisition.

If a participant sells or disposes of the purchased shares more than two years after his or her entry date into the purchase period in which the shares were acquired and more than one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the closing sales price of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (ii) 15% (or such lesser discount as the Compensation Committee may establish) of the closing selling price of the shares on the participant's entry date into the Offering in which those shares were acquired. Any additional gain upon the sale or disposition of the purchased shares will be taxed as a long-term capital gain. The Company will not be entitled to an income tax deduction with respect to such disposition.

If a participant still owns the purchased shares at the time of death, then his or her estate will recognize ordinary income in the year of death equal to the lesser of (i) the amount by which the closing selling price of the shares on the date of death exceeds the purchase price, or (ii) 15% (or such lesser discount as the Compensation Committee may establish) of the closing selling price of the shares on the participant's entry date into the Offering in which those shares were acquired.

New Plan Benefits

Because benefits under the ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the proposed amendment and restatement of the ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the ESPP.

The Board of Directors recommends that stockholders vote "*FOR*" the amendment and restatement of the ESPP.

Proposal No. 4:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Key Objectives of Executive Compensation Program

We are asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described below in "Compensation Discussion and Analysis" the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract and retain key executives critical to the Company's long-term vision and success;
- motivate executives to enhance long-term stockholder value by focusing on performance metrics such as growth, productivity, profitability, and operating margins;
- provide a well-balanced mix of fixed and at-risk compensation;
- maintain a balance of the cost of these programs to market so they are cost effective and prudent for our industry, Company size, and growth expectations;
- provide competitive compensation opportunities; and
- enhance stockholder value by tying a large portion of Named Executive Officer compensation to the Company's overall performance, as reflected in the value of the Company's common stock.

The gaming industry is highly competitive and has a limited pool of executive officer candidates with the desired level of industry expertise. The Compensation Committee considers information from a variety of sources when assessing the competitiveness of the Company's current and future compensation levels. These sources include, but are not limited to, management, other members of the Board of Directors, publicly available compensation data regarding executive officers both within and outside the industry, the Company's understanding of compensation arrangements at other local companies, and advice from the Compensation Committee's consultants. In addition, the Compensation Committee reviewed compensation analyses prepared by Steven Hall & Partners ("SH&P") detailing compensation arrangement for named executive officers at companies that are considered to be competing for the same key executive officer candidates. For more information, see "Compensation Discussion and Analysis—How We Made Compensation Decisions—Competitive Marketplace Assessment" below.

Compensation Committee's Response to 2012 "Say-on-Pay" Vote

The Compensation Committee monitors the results of the annual advisory "Say-on-Pay" vote and incorporates such results as one of many factors considered in connection with the discharge of its responsibilities. At the Company's 2012 Annual Meeting of Stockholders held on December 4, 2012, the stockholders were presented an opportunity to vote on an advisory basis with respect to the compensation of the Company's Chief Executive Officer and the other Named Executive Officers. Approximately 78% of votes cast voted in favor of the advisory vote proposal. When designing our 2013 executive compensation program, the Compensation Committee considered, among other things, the 2012 vote results and feedback we received from stockholders.

In response to the 2012 "Say-on-Pay" vote, the committee and management met frequently to review, consider, and respond to these stockholder concerns with the executive compensation plan design and philosophy. Additionally, the Compensation Committee obtained feedback, advice, and recommendations on compensation best practices from SH&P, its external compensation consultant. The Compensation Committee also reviewed the Company's performance, the compensation practices of its peers with respect to the Chief Executive Officer's compensation and compensation surveys and other materials regarding the compensation of the other Named Executive Officers, and the other matters discussed below under "Compensation Discussion and Analysis—How We Make Compensation Decisions—Competitive

Marketplace Assessment." In addition, the Compensation Committee also considered competitive pressures in the technology space, market conditions for talent with gaming, international and technology experience, and a balance between providing long-term incentives aligned with market pressures and stockholder interests versus the overall cost of these programs to the Company.

We learned from discussions with certain stockholders that they generally approve of our overall executive compensation program, but that they and certain stockholder advisory groups did have some concerns regarding the "single trigger" change in control severance provisions in the employment agreement, as amended, of Mr. Haddrill, our former Chief Executive Officer. In response to this issue, we note that Mr. Haddrill's agreement ceased to be effective upon his retirement in December 2012 and that the Company's employment agreements with the other Named Executive Officers, including Mr. Srinivasan, our current Chief Executive Officer, all contain "double trigger" change in control provisions, and there are no plans for any new agreement to include a "single trigger" provision.

Overall, the Compensation Committee has substantially maintained its executive compensation policies and reaffirmed the philosophy of aligning pay with the interests of stockholders and linking pay and performance. We believe that the executive compensation policies and philosophy currently in effect have supported our strong Fiscal Year 2013 financial and stock price performance.

The Board and Compensation Committee will continue to consider the views of our stockholders in connection with our executive compensation program and make improvements based upon evolving best practices, market compensation information, and changing regulatory requirements. At our 2011 Annual Meeting, our stockholders also indicated their preference for an annual say-on-pay vote. Following last year's Annual Meeting, the Board determined that future say-on-pay votes would be held every year until the next vote on the frequency of such advisory votes.

Positive Company Performance Over the Past Few Years

Our performance-based executive compensation programs provide incentives that are aligned with the best interests of stockholders and have facilitated the Company's performance. We have executed well on our strategies and we have performed strongly principally due to the investments we have made and the level of continuous innovation we have exhibited. Over the last few years, we have:

- more than doubled the number of game studios and launched our state-of-the-art Pro Series line of cabinets and Alphas 2 game platform;
- introduced a number of industry-first hardware innovations such as the iDeck button deck and the Pro Curve which combines stepper-style play with video flexibility, all of which make our products smart investments for our customers;
- created floor-wide excitement and personalized player experiences with the successful commercialization of our iVIEW DM technology and Elite Bonusing Suite of applications;
- increased our wide-area progressive ("WAP") installed base resulting in record revenues with the introduction of Cash Connection™, the latest WAP link, and the releases of new titles including NASCAR™, Michael Jackson King of Pop™, GREASE™, Betty Boop's Fortune Teller™, and Cash Spin Jackpot™;
- added more entertaining, interactive and complex play mechanics to our games, including features such as locking hot zone, free games with additional multipliers, rolling wilds, memory pay, multi-level progressives, free games, bonus bets, bonus spins, stacked wilds, mystery progressives, locked symbol bonuses, second-chance features, asset giveaways, multi-player, community play, U-Spin player interaction, random bonus features, and arcade-like play mechanics;

- developed interactive solutions encompassing mobile and online initiatives and related product offerings that provide operators a variety of solutions designed to help develop, deploy, and manage their interactive presences, or enhance their existing presence if already in place; and
- invested in new and expanding geographical markets, such as Illinois, Ohio, Maryland, and Massachusetts, domestically, and South Africa, Canada, Australia, and New Zealand, internationally, that we expect will produce stockholder returns for years to come.

We urge stockholders to read the "Compensation Discussion and Analysis" below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative disclosure below under "Executive Compensation," which provide detailed information on the compensation of our Named Executive Officers. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this Proxy Statement has supported and contributed to the Company's success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the following resolution at the Meeting:

> RESOLVED, that the stockholders of Bally Technologies, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders.

This resolution, commonly referred to as a "Say-on-Pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program. At our 2011 Annual Meeting, stockholders expressed support to hold an advisory vote on our executive compensation program every year. Therefore, we expect the next advisory vote on executive compensation to occur at our 2014 annual meeting.

The Board of Directors recommends that stockholders vote *"FOR"* the approval of the resolution on executive compensation.

Proposal No. 5:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Meeting, a vote will be taken on a proposal by the Board of Directors to ratify the selection of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014. Deloitte & Touche LLP has audited the Company's financial statements beginning with the fiscal year ended June 30, 2001.

A representative of Deloitte & Touche LLP will be present at the Meeting, will have an opportunity to make a statement if he so desires, and is expected to be available to respond to appropriate questions.

The Company is not required to submit the selection of the independent registered public accounting firm to the stockholders for approval, but is doing so as a matter of good corporate governance. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit Committee will take that into account in selecting an independent registered public accounting firm for the following year.

The Board of Directors recommends that stockholders vote "*FOR*" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014.

Fees paid to the Company's Independent Registered Public Accounting Firm

The following table presents the aggregate fees billed by the Company's principal independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for services provided during fiscal years 2013 and 2012:

	2013	2012
Audit fees	$2,050,304	$2,063,460(1)
Audit-related fees(2)	14,750	11,000
Tax fees(3)	873,670	410,710
Total fees	$2,938,724	$2,485,170

(1) Amount updated from that disclosed in the Company's proxy statement related to its 2012 Annual Meeting of Stockholders filed with the SEC on October 26, 2012 to reflect the final amount billed in November 2012 in respect of such services.

(2) Consists primarily of fees paid for attestation services for regulatory reporting.

(3) Consists primarily of fees paid for tax compliance, consultation and preparation services.

The Audit Committee reviews and approves all services to be provided by the Deloitte Entities. The Audit Committee has considered the effect of non-audit services on the independence of the Deloitte Entities, and does not believe that such independence has been impaired or otherwise compromised.

Pre-Approval Policy

Pursuant to the Audit Committee's pre-approval policies and procedures for certain audit and non-audit services, the Company's independent registered public accounting firm cannot be engaged to provide any audit and non-audit services to the Company unless the engagement is pre-approved by the Audit Committee in compliance with the Sarbanes Oxley Act of 2002. All services related to the fees set forth in the table above were pre-approved by the Audit Committee pursuant to this pre-approval policy.

Report of the Audit Committee

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility with respect to the financial statements and the reporting process of the Company, and the Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles. The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended June 30, 2013, with the Company's management.
2. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T, among other things.
3. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

Robert Guido, Chair
Josephine Linden
W. Andrew McKenna
David Robbins

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis provides a detailed description of the Company's executive compensation philosophy and programs, the compensation decisions made by the Compensation Committee (the "Committee") for the fiscal year ending June 30, 2013, and the considerations for such decisions. Our executive compensation programs are designed to attract, reward and retain our executive officers, yet do so cost effectively so the long-term interests of the Company and our stockholders are well balanced. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for the fiscal year ending June 30, 2013, who were:

Name	Title
Ramesh Srinivasan	President & Chief Executive Officer
Neil Davidson	Senior Vice President, Chief Financial Officer and Treasurer
Mark Lerner	Senior Vice President, General Counsel and Secretary
Derik Mooberry	Senior Vice President, Games
John Connelly	Vice President, Business Development
Richard M. Haddrill	Former Chief Executive Officer

EXECUTIVE SUMMARY

Compensation Committee's Response to 2012 "Say-on-Pay" Vote

The Compensation Committee monitors the results of the annual advisory "Say-on-Pay" vote and incorporates such results as one of many factors considered in connection with the discharge of its responsibilities. At the Company's 2012 Annual Meeting of Stockholders held on December 4, 2012, the stockholders were presented an opportunity to vote on an advisory basis with respect to the compensation of the Company's Chief Executive Officer and the other Named Executive Officers. Approximately 78% of votes cast voted in favor of the advisory vote proposal. When designing our 2013 executive compensation program, the Compensation Committee considered, among other things, the 2012 vote results and feedback we received from stockholders.

In response to the 2012 "Say-on-Pay" vote, the Committee and management met frequently to review, consider, and respond to these stockholder concerns with the executive compensation plan design and philosophy. Additionally, the Compensation Committee obtained feedback, advice, and recommendations on compensation best practices from its external compensation consultant, SH&P. The Compensation Committee also reviewed the Company's performance, the compensation practices of its peers with respect to the Chief Executive Officer's compensation and compensation surveys and other materials regarding the compensation of the other Named Executive Officers and the other matters discussed below under "—How We Make Compensation Decisions—Competitive Marketplace Assessment." In addition, the Compensation Committee also considered competitive pressures in the technology space, market conditions for talent with gaming, international and technology experience, and a balance between providing long-term incentives aligned with market pressures and stockholder interests versus the overall cost of these programs to the Company.

We learned from discussions with certain stockholders that they generally approve of our overall executive compensation program, but that they and certain stockholder advisory groups did have some concerns regarding the "single trigger" change in control severance provisions in the employment agreement, as amended, of Mr. Haddrill, our former Chief Executive Officer. In response to this issue, we note that Mr. Haddrill's agreement ceased to be effective upon his retirement in December 2012 and that the Company's employment agreements with the other Named Executive Officers, including Mr. Srinivasan, our current Chief Executive Officer, all contain "double trigger" change in control provisions, and there are no plans for any new agreement to include a "single trigger" provision.

Overall, the Compensation Committee has substantially maintained its executive compensation policies and reaffirmed the philosophy of aligning pay with the interests of stockholders and linking pay and performance. We believe that the executive compensation policies and philosophy currently in effect have supported our strong Fiscal Year 2013 financial and stock price performance.

The Board and Compensation Committee will continue to consider the views of our stockholders in connection with our executive compensation program and make improvements based upon evolving best practices, market compensation information, and changing regulatory requirements. At our 2011 Annual Meeting, our stockholders also indicated their preference for an annual say-on-pay vote. Following last year's Annual Meeting, the Board determined that future say-on-pay votes would be held every year until the next vote on the frequency of such advisory votes.

How Pay Ties to Company Performance

Our executive compensation program is designed to align executive compensation with the interests of our stockholders through the achievement of the Company's business objectives and individual executive contributions towards those objectives. The majority of compensation for our Named Executive Officers is at-risk compensation, which consists of annual incentive payments and long-term equity-based compensation. In Fiscal Year 2013, at-risk compensation averaged 84% of total compensation for Mr. Srinivasan and 72% for the other Named Executive Officers, who were employees of the Company as of the fiscal year end.

CEO 2013 Fixed vs. At-Risk Compensation


16%
84%
Fixed Compensation
At-Risk Compensation

Other Named Executive Officers 2013 Fixed vs. At-Risk Compensation (Average)


28%
72%
Fixed Compensation
At-Risk Compensation

Fiscal Year 2013 Business Highlights

Total revenues in Fiscal Year 2013 increased $117.2 million, or 13%, as compared to Fiscal Year 2012. In Fiscal Year 2013, the Company accomplished the following:

- Gaming Equipment revenues improved $29.1 million, or 9%, in Fiscal Year 2013 over 2012, which included a 15% increase in the number of new gaming devices sold during the same period;
- Gaming Operations revenues improved $47.6 million, or 13%, in Fiscal Year 2013 over 2012, due to the continued performance of existing and new premium game titles that increased participation and rental revenue, linked progressive revenue, and lottery systems revenue. In Fiscal Year 2013, the Company saw record WAP revenue due to the continued success of Cash Connection, the latest WAP link, with titles such as NASCAR, Michael Jackson King of Pop, GREASE, Betty Boop's Fortune Teller, and Cash Spin Jackpot. In addition, there were improvements in the placements of premium games, including Pawn Stars™, Hot Shot Progressive™, and Cash Wizard Tiki Magic™, and lottery systems revenue increases due to a full year's results from games placed in Resorts World New York City in late calendar 2011;
- Systems revenues improved $18.7 million, or 10%, in Fiscal Year 2013 over 2012, in part due to improvements in maintenance, and software and services revenue;

- Operating income increased by 31% to $235.5 million in Fiscal Year 2013, when compared to $179.4 million in Fiscal Year 2012; and
- Diluted EPS increased from $2.28 per share for the year ended June 30, 2012, to $3.45 per share for the year ended June 30, 2013.

Consistent with our strong performance and pay for performance philosophy, annual incentive payments for Fiscal Year 2013 were earned at 147% of target, on average. For more information about the Company's financial performance and measures, see the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Executive Compensation Program Highlights

The Company's executive compensation program is designed to drive performance and promote good corporate governance and we have highlighted some of these practices below. We have also highlighted the practices that we have intentionally not implemented as we do not believe that such practices would serve our stockholders' long-term interests.

What We Do:

- **Majority of Pay is Variable.** The majority of the total compensation opportunity for our Named Executive Officers is not guaranteed. It is based upon the achievement of corporate and individual performance objectives designed to enhance stockholder value or to promote continued service with the Company, which we believe is also in the best long-term interests of our stockholders.
- **Stock Ownership Guidelines.** We have stock ownership guidelines for our Named Executive Officers. Our Chief Executive Officer has a guideline equal to three times his base salary.
- **Annual Risk Assessment.** In Fiscal Year 2013, as in previous years, the Compensation Committee reviewed and analyzed the Company's comprehensive compensation policies and practices concluding that our executive compensation programs do not encourage behaviors that would create risks reasonably likely to have a material adverse effect on the Company.
- **Double-Trigger Severance.** In the event of a change-in-control, post termination benefits for each Named Executive Officer who is currently an executive officer would not be payable unless such Named Executive Officer is terminated within one year of the change-in-control, i.e., a so-called "double trigger."
- **Reasonable Change in Control Severance Provisions.** We believe we have reasonable post-employment and change in control cash severance provisions for our Named Executive Officers that do not exceed three times base salary plus bonus.
- **Minimal Perquisites.** We provide our Named Executive Officers with minimal perquisites.
- **Minimum Vesting Periods.** In accordance with the terms of the 2010 LTIP, grants of restricted stock, RSUs, and RSUs that vest based upon the achievement of specified performance metrics to our Named Executive Officers are subject to minimum vesting periods of not less than twelve months for awards subject to performance conditions and three years for awards based only upon continued employment.
- **Independent Compensation Consulting Firm.** In Fiscal Year 2013, the Compensation Committee reviewed and analyzed a number of factors, including those pursuant to Item 407(e)(3)(iii) of SEC Regulation S-K, and concluded that SH&P, its compensation consulting firm, was independent and there was no conflict of interest raised as a result of any work performed by SH&P, directly or indirectly, for the Committee during Fiscal Year 2013.
- **Assessment of Compensation Advisor Independence.** As of July 1, 2013, prior to considering such advice before the Committee, the Compensation Committee had assessed the independence of any person or entity providing compensation advice to the Committee (i.e., outside legal counsel, accountants, any Compensation Consultants), regardless of whether such adviser is retained directly by the Committee.

What We Don't Do:

- **No-Hedging Policy.** Our directors and officers, including our Named Executive Officers, are prohibited from hedging their ownership of the Company's stock, including trading in options, puts, calls, or other derivative instruments related to Company stock or debt.
- **No-Pledged Securities.** Our Insider Trading policy cautions directors and officers, including our Named Executive Officers, against pledging shares of the Company. In Fiscal Year 2013, no director or Named Executive Officer pledged any shares of the Company's common stock.
- **No Tax Gross-Ups.** We do not provide tax gross-ups on any severance or change-in-control payments.
- **No Repricing of Awards.** Repricing of underwater stock options and other awards is expressly prohibited under the 2010 LTIP without stockholder approval. The Company does not have a history of repricing equity incentive awards for executive officers.
- **No Above Market Returns.** We do not offer preferential or above market returns on deferred compensation.
- **No Underpriced Stock Options.** We do not grant stock options with exercise prices that are below the fair market value of the Company's common stock on the date of grant.

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES

Philosophy

Our executive compensation philosophy, which has been adopted by the Compensation Committee, is designed to align executive compensation with the achievement of the Company's business objectives and with individual performance towards obtaining those objectives. The Compensation Committee believes executive compensation should be weighted towards at-risk pay. This emphasis on at-risk pay is consistent with the philosophy of paying for performance. In considering the elements of the compensation program, the Compensation Committee emphasizes pay for performance on both an annual and long-term basis and consideration of marketplace best practices.

Objectives

The compensation program for our executive officers is designed to achieve the following objectives:

- attract and retain key executives critical to the Company's long-term vision and success;
- motivate executives to enhance long-term stockholder value by focusing on performance metrics such as growth, productivity, profitability, and operating margins;
- provide an appropriate mix between fixed and at-risk compensation;
- maintain a balance of the cost of these programs to market so they are cost effective and prudent for our industry, Company size, and growth expectations;
- provide competitive compensation opportunities; and
- enhance stockholder value by tying a large portion of Named Executive Officer compensation to the Company's overall performance, as reflected in the value of the Company's common stock.

The gaming industry is highly competitive, and has a limited pool of executive officer candidates with the desired level of industry expertise. The Compensation Committee considers information from a variety of sources when assessing the competitiveness of the Company's current and future compensation levels. These sources include, but are not limited to, management, other members of the Board of Directors, publicly available compensation data regarding executive officers both within and outside the industry, the

Company's understanding of compensation arrangements at other local companies, and advice from the Compensation Committee's consultants. In addition, the Compensation Committee reviewed compensation analyses prepared by SH&P detailing compensation arrangements for named executive officers at companies that are considered to be competing for the same key executive officer candidates, and the other matters discussed below under "—How We Made Compensation Decisions—Competitive Marketplace Assessment."

Elements of Executive Compensation

In designing our executive compensation program, the Compensation Committee takes into account how each element motivates performance, aligns with stockholder interests, and promotes retention. Although the final structure may vary from year to year and executive to executive, the Compensation Committee utilizes three main components designed to help achieve the objectives of our compensation philosophy:

- base salary;
- annual incentive; and
- long-term incentives.

In addition, each Named Executive Officer is also eligible to receive certain benefits, which are generally provided to all other eligible employees, and certain minimal perquisites as described below. The following charts show the percentage of Mr. Srinivasan's compensation and the other Named Executive Officers' compensation, excluding any benefits or perquisites:

CEO 2013 Total Compensation


16%
34%
50%
Base Salary
Annual Incentive
Long-Term Equity Compensation

Other Named Executive Officers 2013 Total Compensation (Average)


29%
41%
30%
Base Salary
Annual Incentive
Long-Term Equity Compensation

Base Salary

General. Base salary provides the executive officer with a measure of security regarding the minimum level of compensation he or she will receive, while the annual and long-term incentive components motivate the executive officer to focus on business metrics that will produce a high level of Company performance over the short and long-term. The Compensation Committee believes this approach not only leads to increases in stockholder value and long-term wealth creation for the executive, but also promotes retention.

The Compensation Committee annually reviews the base salary of each Named Executive Officer. These reviews include consideration of, among other things, factors such as:

- the review and recommendation to the Board of the Company's compensation philosophy;
- the Company's overall performance;
- new duties and responsibilities assumed by the executive;
- the overall performance of the executive's area of responsibility;

- any previously negotiated agreement between the Company and the executive regarding base salary;
- comparison to industry peers;
- the executive's impact on strategic goals; and
- the executive's length of service with the Company.

There is no specific weighting applied to any one factor in setting the level of base salary; the process ultimately relies on the Compensation Committee's judgment.

Increases in 2013. During Fiscal Year 2013, the Compensation Committee assessed each Named Executive Officer's current base salary levels in light of the factors listed above as well as the Compensation Committee's understanding of the competitive marketplace, the executive's experience and compensation levels prior to joining Bally, and the Company's performance for Fiscal Year 2012. Base salary may be adjusted to recognize a promotion or change in the individual's role; however, increases are not guaranteed upon such events.

In connection with Mr. Srinivasan's promotion to Chief Executive Officer in mid-Fiscal Year 2013, his base salary was increased. In connection with the promotion, the Compensation Committee reviewed analyses prepared by SH&P of Chief Executive Officer compensation for the peer companies discussed below under "How We Make Compensation Decisions—Competitive Marketplace Assessment."

The base salary increases awarded during Fiscal Year 2013 for the Named Executive Officers, if any, were as follows:

Executive(1)	2013 Base Salary	2013 vs. 2012	Date of Most Recent Adjustment
Ramesh Srinivasan(2)	$825,000	17%	12/14/2012
Neil Davidson(3)	370,000	16%	11/07/2012
Mark Lerner	280,000	0%	N/A
Derik Mooberry(4)	300,000	17%	8/20/2012
John Connelly(5)	235,000	4%	8/20/2012

(1) On, December 14, 2012, Mr. Haddrill retired from the Company as the Chief Executive Officer. Since that time, Mr. Haddrill has served as the non-Executive Chairman of the Board of Directors and is not entitled to a base salary. The compensation paid to Mr. Haddrill in his capacity as non-Executive Chairman is described in greater detail below in the Summary Compensation Table and under "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers."

(2) On December 14, 2012, Mr. Srinivasan was promoted to Chief Executive Officer of the Company; the increase in his base salary was in connection with such promotion.

(3) On November 7, 2012, Mr. Davidson's base salary was increased primarily based on the results of a competitive study discussed below under "—How We Make Compensation Decisions—Competitive Marketplace Assessment—Chief Financial Officer Compensation Considered at Peer Companies" in which it was concluded that an increase in both base and bonus percentage was warranted.

(4) On August 20, 2012, Mr. Mooberry's base salary was increased in an attempt to shift prior year's commission based compensation, when he was primarily a sales executive, to a higher base and bonus structure more in line with his current role in general management activities and in line with industry peers.

(5) On August 20, 2012, Mr. Connelly's base salary was increased based on performance as recommended by the Chief Executive Officer.

Annual Incentives

General. The Company believes that annual incentives tied to company-wide performance metrics are an effective means of motivating and rewarding executives, including the Named Executive Officers, to enhance short- and long-term stockholder value. The Compensation Committee establishes the target incentive opportunities, the range of possible incentive awards, the applicable performance measures, and the level of performance that will correspond to a particular incentive payment. The target opportunity is expressed as a percentage of the Named Executive Officer's base salary in effect at the time the target is established.

For each Named Executive Officer participating in the Company's Management Incentive Plan (the "MIP"), which includes each Named Executive Officer other than Mr. Haddrill, annual performance bonuses are tied to the Company's overall performance, as well as to both the performance of each individual executive and the performance of his area of responsibility. Annual awards under the MIP are payable in cash; however, the Compensation Committee may elect to distribute any award in the form of restricted stock. The Committee may also modify, amend, or eliminate the MIP at any time, and has complete discretion to use business judgment to decide the effect on target awards if the MIP is cancelled part way through a performance period.

Several Named Executive Officers also participate in incentive plans other than the MIP, as described in greater detail below.

Each of the Named Executive Officers currently serving as an executive officer is eligible to participate in the MIP.

Performance Metrics for Fiscal Year 2013. In Fiscal Year 2013, the actual payouts to the Named Executive Officers other than Mr. Haddrill under the MIP were allocated between Company and individual performance, assuming both Company performance and individual goals were achieved at the target level. For the Named Executive Officers, participating in the MIP, except Messrs. Srinivasan and. Davidson, the allocation was: (i) 70% of each award was tied to the Company's financial performance and (ii) 30% of each award was tied to individual goals, as determined by the Compensation Committee. For Mr. Srinivasan, 100% of the award was tied to the Company's financial performance. For Mr. Davidson, the allocation was: (i) 85% of the award was tied to the Company's financial performance and (ii) 15% of the award was tied to individual goals, as determined by the Compensation Committee. The Committee consulted with the Chief Executive Officer with respect to each other Named Executive Officer's achievement of his individual goals.

Company Performance Metric for Fiscal Year 2013. The Compensation Committee sets and approves the Company performance metrics (financial and operational), which are used to assess achievement with respect to 70% of the MIP award (or 85% in the case of Mr. Davidson and 100% in the case of Mr. Srinivasan). The threshold performance level of such Company metrics must be met to receive a payout under the Company performance portion of the MIP. For Fiscal Year 2013, Diluted EPS, as adjusted (if necessary) for non-recurring expenses ("Diluted EPS"), was chosen as the financial performance measure because the Company and the Compensation Committee believed that Diluted EPS is a good indicator of the Company's achievement with respect to its overall business objectives and a significant driver of stock price performance.

The Compensation Committee established the Company performance metric as follows:

	Threshold	Target	Maximum	Actual
Diluted EPS	$2.75	$3.15	$3.45	$3.45

Individual Performance Metrics for Fiscal Year 2013. The individual performance component of the bonus is based on the Chief Executive Officer's subjective evaluation of the overall performance of each of the Named Executive Officers, other than himself. At the start of Fiscal Year 2013, Mr. Haddrill, the then current Chief Executive Officer, set the individual performance targets for the other Named Executive Officers, including Mr. Srinivasan, who then served as the Company's President and Chief Operating Officer and began serving as Chief Executive Officer in December 2012. However, the Board of Directors decided that due to the mid-fiscal year transition of Mr. Srinivasan's responsibilities to the position of Chief Executive Officer, it was difficult to determine his personal objectives. Due to this fact, the Board of Directors determined that Mr. Srinivasan's metrics under the MIP for Fiscal Year 2013 would transition entirely to Company performance objectives to be consistent with Mr. Srinivasan's employment agreement which provides for the transition to 100% Company performance objectives under the MIP for Mr. Srinivasan following Fiscal Year 2013.

In reaching its determinations, the Compensation Committee reviews the executive's individual accomplishments and efforts during the year as well as recommendations of the Chief Executive Officer with respect to the other Named Executive Officers. The recommendations of the Chief Executive Officer are based on his assessment of each executive's performance against individual goals set by the Chief Executive Officer and the executive. The following briefly outlines the goals established for each of the Named Executive Officers eligible to participate in the MIP for Fiscal Year 2013.

- *Ramesh Srinivasan.* Mr. Srinivasan's individual performance goals for Fiscal Year 2013 established by Mr. Haddrill prior to Mr. Srinivasan's promotion to Chief Executive Officer included: (i) achieve target revenues from game, game operations, system, domestic and international sales; (ii) improve game sales commercialization; (iii) successfully win key strategic deals; (iv) achieve plan objectives; (v) improve internal systems infrastructure and games development processes; and (vi) execute major systems integration projects. As discussed above, the Board of Directors determined to transition Mr. Srinivasan's metrics under the MIP entirely to Company performance objectives for Fiscal Year 2013.

- *Neil Davidson.* Mr. Davidson's individual performance goals for Fiscal Year 2013 included: (i) execute on cost containment; (ii) cultivate and/or improve relationships with customers and capital markets; (iii) improve gross margins; (iv) drive accountability within the Company; (v) support business development efforts; (vi) drive process improvement enterprise wide; and (vii) manage working capital.

- *Mark Lerner.* Mr. Lerner's individual performance goals for Fiscal Year 2013 included: (i) meet legal department expense reduction goals; (ii) develop regulatory reform initiatives; (iii) improve legal counsel to support interactive business and other matters; and (iv) improve the technical efficiency of the legal department and internal communications.

- *Derik Mooberry.* Mr. Mooberry's individual performance goals for Fiscal Year 2013 included: (i) execute several product enhancement initiatives; (ii) improve game sales commercialization; (iii) achieve target revenues domestically, in Mexico, and in Latin America; (iv) improve game development processes; and (v) continue to focus on product quality.

- *John Connelly.* Mr. Connelly's individual performance goals for Fiscal Year 2013 included: (i) achieve certain acquisition and partnership objectives; (ii) develop Bally Interactive; (iii) commercialize interactive products; and (iv) gain strong footprint in new market opportunities.

During Fiscal Year 2013, with respect to the percentage of MIP opportunity tied to individual performance, the Compensation Committee approved the awards based upon its qualitative review of individual performance against the goals described above and the recommendation of the then Chief Executive Officer at 90% of target for each of the other Named Executive Officers who had individual performance metrics.

MIP Opportunity and Actual Payout for Fiscal Year 2013. As discussed above, the target opportunity for each Named Executive Officer is expressed as a percentage of the Named Executive Officer's base salary in effect at fiscal year end. The target opportunities for each Named Executive Officer, as reflected in the table below, is set primarily based upon the Compensation Committee's understanding of the marketplace, and, to a lesser degree for Fiscal Year 2013, based upon the compensation analyses prepared by SH&P. Historically, the Compensation Committee typically set target opportunities for senior executives that report to the Chief Executive Officer at or near 60% of base salary based on its understanding of the marketplace. This was the case for Messrs. Lerner, Mooberry and Connelly in Fiscal Year 2013. In the cases of Messrs. Srinivasan and Davidson, the Compensation Committee also considered the compensation analysis prepared by SH&P, and determined that targets of 100% and 85% of base salary, respectively, were appropriate for their respective positions and responsibilities. In addition, Messrs. Mooberry and Connelly have historically earned incentive compensation via the MIP as well as other sales-driven programs discussed in greater detail below.

2013 MIP Opportunity as a Percentage of Base Salary(1)
Based Upon Achievement of Company and Individual Performance

	Threshold		Target		Maximum		Actual Payout		Actual Payout	
	As a % of Target		As a % of Base		As a % of Target		As a % of Target		In U.S. Dollars	
Executive	**Company**	**Individual**	**Company**	**Individual**	**Company**	**Individual**	**Company**	**Individual**	**Company**	**Individual**
Mr. Srinivasan(2) . .	60%	100%	100%	0%	200%	N/A	200%	N/A	$1,650,000	N/A
Mr. Davidson(3) . .	30%	100%	72%	13%	200%	100%	200%	90%	$ 534,650	$42,458
Mr. Lerner	30%	100%	42%	18%	200%	100%	200%	90%	$ 235,200	$45,360
Mr. Mooberry	30%	100%	42%	18%	170%	100%	170%	90%	$ 214,200	$48,600
Mr. Connelly	30%	100%	42%	18%	200%	100%	200%	90%	$ 197,400	$38,070

(1) For Company performance results between the threshold and target, or between the target and the maximum, the bonus amount is determined by straight line interpolation.

(2) Per Mr. Srinivasan's employment agreement dated November 14, 2012, Mr. Srinivasan's performance metrics under the MIP transition to 100% Company financial performance following Fiscal Year 2013. The Board of Directors decided that due to the mid-fiscal year transition of Mr. Srinivasan's responsibilities to the position of Chief Executive Officer, it was difficult to determine his personal objectives. Due to this fact, the Board of Directors determined that Mr. Srinivasan's metrics under the MIP for fiscal year 2013 would transition to entirely Company performance objectives.

(3) Based on the results of the competitive study discussed below under "—How We Make Compensation Decisions—Competitive Marketplace Assessment—Chief Financial Officer Compensation Considered at Peer Companies," the Committee set Mr. Davidson's Fiscal Year 2013 MIP target at 85% of base salary with 85% tied to Company performance and 15% tied to individual objectives.

Operating Income Bonus Plan, Quarterly Objective Bonuses and Sales Commission Program. Mr. Mooberry is the only Named Executive Officer whose annual incentive compensation includes, in addition to the MIP, sales commissions, a Quarterly Objective Bonus and an Operating Income Bonus Plan. The Quarterly Objective Bonus was comprised of nine different target objectives with bonuses ranging from $15,000 to $50,000 per objective. In Fiscal Year 2013, Mr. Mooberry achieved six of the nine target objectives. For Fiscal Year 2013, the Operating Income Bonus Plan was based on two tier levels with bonus rates ranging from 0.045% to 0.40% on global annual operating income ranging from $228 million to $252 million. In Fiscal Year 2013, global annual operating income was approximately $239 million (adjusted for certain bad debt expense). In Fiscal Year 2013, Mr. Mooberry earned $30,688 in sales commissions, $130,000 for the quarterly objective bonus and $148,690 in compensation from the Operating Income Bonus Plan.

Mr. Connelly is the only Named Executive Officer whose annual incentive compensation includes a separate quarterly objective bonus based on achievement of business development activities. This quarterly bonus was structured to evolve Mr. Connelly's current compensation package from the prior year's heavily sales commissioned basis to a more traditional base and bonus structure commensurate with his industry peers for his current position. Mr. Connelly's annual bonus was targeted at $150,000 with no minimum and a maximum of 150%. In Fiscal Year 2013, Mr. Connelly earned a bonus of $185,625 based upon the achievement of certain business development activities, as determined by Mr. Haddrill or Mr. Srinivasan, as applicable, in his supervision of Mr. Connelly throughout the period.

Haddrill Annual Cash Incentive Program. While serving as Chief Executive Officer of the Company, Mr. Haddrill did not participate in the MIP but would have been entitled to payments under a separate annual cash incentive program pursuant to the terms of his employment agreement, as amended. In determining the cash incentive compensation opportunities under Mr. Haddrill's employment agreement, the Compensation Committee decided to provide Mr. Haddrill with cash incentives tied to the achievement of specific strategic initiatives established by the Board as well as cash incentives tied to the Company's Diluted EPS performance.

Pursuant to the Eighth Amendment to Mr. Haddrill's employment agreement, with respect to calendar year 2012, Mr. Haddrill was eligible to earn a bonus payout of up to $3,000,000 (the "2012 Strategic Initiatives Bonus") based upon the first to occur of (i) the achievement of certain strategic initiatives established by the Board of Directors on or before December 31, 2012, as determined by Board of Directors, in its sole discretion, and (ii) a change of control occurring on or before December 31, 2012, or the consummation of a change of control after December 31, 2012, based on a definitive agreement entered into on or before December 31, 2012.

During Fiscal Year 2013, the Compensation Committee determined that Mr. Haddrill had successfully completed 83% of the 2012 Strategic Initiatives, and accordingly, authorized an award of 83% of the 2012 Strategic Initiatives Bonus, or $2,500,000, to Mr. Haddrill.

Haddrill Non-Executive Chairman Cash Bonus Payments. In his role as non-Executive Chairman, and pursuant to a Non-Executive Chairman Agreement with Mr. Haddrill, Mr. Haddrill was also eligible to earn, and did earn, a bonus of $500,000 based on the Company's achievement of threshold Diluted EPS targets established by the Board with respect to the Company's Fiscal Year 2013. For Fiscal Year 2013, target Diluted EPS was $3.15 per share and the Company's actual Diluted EPS was $3.45 per share, which resulted in a 100% payout. Pursuant to the Non-Executive Chairman Agreement, during the 2013 calendar year, Mr. Haddrill received a transition bonus of $1,500,000 in December 2012. Mr. Haddrill was also eligible to earn, and did earn, a bonus of $1,250,000, which bonus was based upon the Board's determination that Mr. Haddrill had satisfied performance objectives related to his transition into a non-executive role, together with the transition of Mr. Srinivasan as the Company's new Chief Executive Officer, and is subject to Mr. Haddrill's continued engagement by the Company through the applicable payment dates.

The compensation paid to Mr. Haddrill in his capacity as non-Executive Chairman is described in greater detail below in the Summary Compensation Table and under "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers."

Long-Term Incentives

General. The Compensation Committee believes that a significant portion of certain Named Executive Officers' target compensation should be in the form of long-term incentives, which motivates leaders and key employees through the use of awards tied to the long-term performance of the Company. These awards are intended to reward performance over a multi-year period, align the interests of executives with those of stockholders, instill an ownership culture, enhance the personal stake of executive officers in the growth and success of the Company, and provide an incentive for continued service at the Company. Long-term incentive awards are generally granted under the 2010 LTIP. See "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Long-Term Incentive Awards Under the 2010 LTIP" for further description of certain general terms of awards granted under the 2010 LTIP.

In determining whether to award long-term incentives to executives, the Compensation Committee performs an annual review process which includes consideration of factors such as the Company's overall performance, duties and responsibilities assumed by the executive, the overall performance of the executive's area of responsibility, the executive's impact on strategic goals, prior levels of total compensation, the number and mix of each executive's outstanding equity-based awards, and the desired emphasis on retention and motivation. However, there is no specific weighting applied to any one factor in determining the level of equity-based awards or the mix between stock options, restricted stock, RSUs and PSUs. Instead, the process ultimately relies on a holistic and qualitative assessment of the facts and the exercise of the Compensation Committee's judgment. This mix of long-term incentive awards is designed to motivate, reward and retain our executives.

Fiscal Year 2013 Grants. During Fiscal Year 2013, based on the recommendation of the Chief Executive Officer at the applicable time and the determination of the Compensation Committee, the Company granted restricted stock awards, options awards and performance stock units to certain Named Executive Officers.

The award level for each Named Executive Officer, as reflected in the table below, is set primarily based upon the Compensation Committee's understanding of the marketplace, and, to a lesser degree, with respect to Messrs. Srinivasan and Davidson, based upon the compensation analyses prepared by SH&P. The Compensation Committee also considered the following factors, with no particular goals or weightings assigned to such factors, when determining award levels: retention, current equity holdings, the allocation of the executive's pay between fixed and variable compensation, and historical individual performance. The awards granted in Fiscal Year 2013 were generally subject to the following terms:

- *Restricted Stock Awards.* Restricted stock awards granted in Fiscal Year 2013 vest in two or four equal annual installments beginning on date of grant.
- *Stock Options.* Non-qualified stock options granted in Fiscal Year 2013 have a seven-year term and vest annually in either three or four equal installments.
- *Performance Stock Units. PSUs* granted in Fiscal Year 2013 vest either (i) annually in three equal installments beginning on the first anniversary of the date of grant or (ii) in totality at the end of the three year term, in an aggregate number of up to 150% of the PSUs granted.

	Number of Shares			
Executive	**PSUs**	**Stock Options**	**Restricted Stock**	**Vesting Terms and Notes**
Ramesh Srinivasan	81,953	20,015	—	*Promotion Grant:* On December 14, 2012, in connection with his promotion to the position of Chief Executive Officer and as provided for in his employment agreement effective December 14, 2012, Mr. Srinivasan received a grant of 66,122 PSUs, which will vest annually in three installments subject to the achievement in each year of certain total shareholder return targets.

Executive	Number of Shares			Vesting Terms and Notes
	PSUs	Stock Options	Restricted Stock	
				Annual Grant: On January 24, 2013, Mr. Srinivasan received a PSU grant, with a target number of shares of 15,831 that vest on December 14, 2015. The exact number of shares that will vest (not to exceed 150% of target) will be determined based on the achievement of certain total shareholder return targets during the three year period ended December 14, 2015. Mr. Srinivasan also received a grant of 20,015 stock options, which vest, subject to continued employment, in three equal installments beginning on the first anniversary of the grant date and then on December 14, 2014, and December 14, 2015, respectively
Neil Davidson . . .	—	10,000	12,400	*Annual Grant:* On November 8, 2012, Mr. Davidson received a grant of 12,400 restricted shares and 10,000 stock options, both of which vest annually, subject to continued employment, in four equal installments beginning on the first anniversary of the grant date.
Mark Lerner	—	—	2,500	*Annual Grant:* On November 8, 2012, Mr. Lerner received a grant of 2,500 restricted shares, which vest annually, subject to continued employment, in two equal installments beginning on the first anniversary of the grant date.
Derik Mooberry . .	—	—	7,000	*Annual Grant:* On November 8, 2012, Mr. Mooberry received a grant of 7,000 restricted shares, which vest annually, subject to continued employment, in four equal installments beginning on the first anniversary of the grant date.
John Connelly . . .	—	—	6,000	*Annual Grant:* On November 8, 2012, Mr. Connelly received a grant of 6,000 restricted shares, which vest annually, subject to continued employment, in four equal installments beginning on the first anniversary of the grant date.

ADDITIONAL COMPENSATION ELEMENTS

Benefits

The Named Executive Officers are entitled to the same employee benefits generally available to all full-time employees, subject to certain conditions such as fulfilling minimum service periods. These benefits include, among other things, vacation, health and welfare benefits, and participation in the ESPP and the Company's 401(k) Savings Plan. Certain other perquisites are also made available to executives, including the Named Executive Officers. These benefits include reimbursement for the cost, including any taxable amount, of biennial physical exams and Sales Club travel for the executive and family. Sales Club is an annual sales award program that includes recognition at a meeting for the highest achieving sales personnel for the year; our business unit leaders participate in these events to provide the recognition.

These benefits are intended to provide an overall level of benefits that are competitive with those offered by similarly situated companies in the markets in which the Company operates. The Committee believes that these particular plans and programs provide a valuable recruiting and retention mechanism for its executives and enable the Company to compete more successfully for qualified executive talent. Additional information regarding the specific amounts of these types of benefits paid to the Named Executive Officers is included in the "All Other Compensation" column and the accompanying footnotes in the below.

Equity Grant Policy

Executives receive long-term equity awards pursuant to the terms of the 2010 LTIP, which was approved by the Company's stockholders. Awards are also granted outside of the 2010 LTIP to the extent those grants are permitted by the rules of the NYSE. The Board of Directors and, by delegation, the Compensation Committee, administers the 2010 LTIP and establishes the rules for all awards granted under the plan, including grant guidelines, vesting schedules, and other provisions. The Board of Directors or the Compensation Committee reviews these rules periodically and considers, among other things, the interests of our stockholders, market conditions, information provided by independent advisors, performance objectives, and recommendations made by the Chief Executive Officer.

The Board of Directors or the Compensation Committee reviews awards for all employees. For annual awards, the Compensation Committee reviews the recommendations of the Chief Executive Officer for executives and other employees, modifies the proposed grants in certain circumstances, and approves the awards effective as of the date of its approval. Pursuant to the terms of the 2010 LTIP, the Board of Directors has delegated certain limited authority to the Chairman of the Compensation Committee and the Chief Executive Officer to make equity grants in accordance with the rules established by the Board of Directors. The Chief Executive Officer has been delegated limited authority to make equity grants to non-direct reports of the Chief Executive Officer throughout the year. The Chairman of the Compensation Committee has been delegated limited authority to make equity grants to all employees.

The exercise price of stock option grants are set at 100% of the closing market price of a share of Company common stock on the date the Board of Directors or Compensation Committee approves the grants, or such later date as established by the Board of Directors or Compensation Committee at the time of grant, or upon the date such approval is made by the Chairman of the Compensation Committee or Chief Executive Officer under the limited delegated authority referenced above, to be reported to the Board of Directors or Compensation Committee at its next regularly scheduled meeting. The exercise price of new hire awards and relocation or retention grants is determined as set forth above, except that the exercise price is set on the date of hire or effective date of the underlying agreement providing for such grant rather than the date of the approval thereof (which precedes the date of hire or the underlying agreement).

Employment Agreements and Post-Termination Payments

As previously discussed, the Company has entered into employment agreements with each of the Named Executive Officers. The Compensation Committee determined that the compensation packages provided under these agreements was fair and reasonable on the basis of its assessment of comparable compensation opportunities available to the individuals, including the compensation arrangements of the Named Executive Officer at his prior place of employment, in the case of new hires. The specifics of these arrangements are described in detail below under "Executive Compensation—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements with Named Executive Officers."

Payments Due Upon Termination or a Change in Control. Under the terms of our equity-based compensation plans and their respective employment agreements, the Chief Executive Officer and the other Named Executive Officers are entitled to payments and benefits upon the occurrence of specified events, including termination of employment and upon a change in control of the Company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in detail below under "Executive Compensation—Potential Payments upon Termination or Change in Control at Fiscal Year-End 2013."

In the case of each employment agreement, the terms of these arrangements were set through the course of arms-length negotiations with the Named Executive Officer. As part of these negotiations, the Compensation Committee considered, among other factors, the terms of arrangements for comparable executives employed by companies in the gaming and leisure industries.

At the time of entering into these arrangements, the Compensation Committee considered the aggregate potential obligations of the Company in the context of the desirability of hiring or retaining the individual. The Compensation Committee believes that these arrangements can play a significant role in attracting and retaining key executive officers by providing security to the executive and leadership continuity to the Company.

The 2010 LTIP currently provides for the accelerated vesting of equity awards in the event of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration and subsequent termination of employment without Cause or for Good Reason (each as defined in the 2010 LTIP), within twelve months after the Merger Event. In addition, certain employment agreements as well as certain forms of equity agreements provide for accelerated vesting of equity-based awards upon either a change in control or a change in control followed by certain terminations of employment.

The Compensation Committee believes that for senior executives, including the Named Executive Officers, accelerated vesting of equity-based awards in the event of a change in control is generally appropriate because in some change in control situations equity of the target company is cancelled making immediate acceleration necessary in order to preserve the value of the award. In addition, the Company relies primarily on long-term incentive awards to provide the Named Executive Officers with the opportunity to accumulate substantial resources to fund their retirement income, and the Compensation Committee believes that a change in control event is an appropriate liquidation point for awards designed for such purpose.

HOW WE MAKE COMPENSATION DECISIONS

The Role of Our Compensation Committee

The Compensation Committee, which is comprised of three independent members of the Company's Board of Directors, as discussed in greater detail under "Board of Directors—Compensation Committee," is responsible for, among other things:

- recommending to the Board of Directors the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of the corporate goals and objectives adopted by the independent members of the Board of Directors and determines and approves the Chief Executive Officer's compensation level based on this evaluation;
- subject to consultation with the Chief Executive Officer, approving executive compensation arrangements and agreements (other than the Chief Executive Officer's compensation arrangements), including that of the Company's and its subsidiaries' executives and senior management;
- reviewing and recommending to the Board of Directors the criteria by which bonuses to the Company's executives and senior management are determined, including under the MIP;

- administering, within the authority delegated by the Board of Directors, the Company's various long-term incentive plans and such other stock option or equity participation plans as may be adopted by the Board of Directors from time to time;
- reviewing the Company's compensation practices and policies to determine whether they encourage excessive risk taking;
- retaining or obtaining the advice of a compensation consultant, independent legal counsel or other adviser, and the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the Compensation Committee; and
- selecting or receiving advice from a compensation consultant, legal counsel or other adviser to the Compensation Committee only after taking into consideration, all factors relevant to that person's independence from management, as required by Section 303A.05(b)(iii) of the NYSE Listed Company Manual.

The Compensation Committee, in consultation with SH&P, the independent compensation consultant it has retained, also analyzes the reasonableness of the Company's overall executive compensation program.

The Role of Our Management

While the Chief Executive Officer and other senior executive officers may attend meetings of the Compensation Committee, the ultimate decisions regarding executive officer compensation are made solely by the Compensation Committee, subject to Board approval, as applicable. These decisions are based not only on the Compensation Committee's deliberations of executive performance, but also on input requested from outside advisors, including its independent compensation consultant, with respect to, among other things, market data analyses. The final decisions relating to the Chief Executive Officer's compensation are made in executive session of the Compensation Committee without the presence of management. Decisions regarding other executive officers and senior management are typically made by the Compensation Committee after deliberations that include the consideration of recommendations from the Chief Executive Officer.

The Role of the Compensation Committee's Independent Compensation Consultant

The Compensation Committee has historically engaged the services of an independent compensation consulting firm to advise it in connection with executive compensation determinations. The Chairman of the Compensation Committee defines the scope of any consultant's engagement. The responsibilities may include, among other things, advising on issues of executive or Board of Directors compensation, employment agreements, equity compensation structure, and preparing compensation disclosure for inclusion in the Company's SEC filings.

The Compensation Committee retained the services of SH&P for Fiscal Year 2013. The Compensation Committee retained SH&P directly and SH&P performed no services for the Company or management during Fiscal Year 2013. In fulfilling its responsibilities, SH&P interacted with management or the Company's other outside advisors when deemed necessary and appropriate. Based on a review of various considerations and a report from SH&P regarding its independence, the Committee determined that the firm is independent from the Company and has no conflicts of interest in its role as compensation consultant to the Committee.

Competitive Marketplace Assessment

Chief Executive Officer Compensation Considered at Peer Companies. As part of considering the appropriate levels of compensation for our Chief Executive Officer, we periodically review Chief Executive

Officer compensation data from similar companies in order to ensure that our practices are fair and reasonable. In Fiscal Year 2013, at the request of the Compensation Committee, SH&P provided an analysis based upon market data from public filings with the SEC of twelve publicly traded companies in the gaming and leisure industries. The peer group was selected based on industry focus and includes companies with which the Company competes for talent. In addition, to ensure the size appropriateness of the companies, we considered an analysis of market capitalization, revenue and similarity of broad-based product and service offerings. The peer group consists of:

- Ameristar Casinos, Inc.
- Aristocrat Leisure Ltd.
- Boyd Gaming Corp.
- International Game Technology
- Isle of Capri Casinos, Inc.
- Las Vegas Sands Corp.
- Penn National Gaming, Inc.
- Pinnacle Entertainment, Inc.
- Scientific Games Corp.
- Shuffle Master, Inc.
- WMS Industries, Inc.
- Wynn Resorts Ltd.

As of June 30, 2013, median market capitalization and revenue of the peer group was $1.3 billion and $1.2 billion, respectively. Compared to the peer group, the Company ranked at the 64th percentile for market capitalization and 38th percentile for revenue.

We do not directly tie any individual components of compensation to particular benchmarks. Rather, this marketplace assessment is just one factor considered in reviewing the Chief Executive Officer's compensation. Other important considerations include individual performance, scope of responsibilities, retention concerns and the need to recruit new executive officers.

Our compensation structure is heavily weighted to variable, incentive-based compensation, which is earned only upon the achievement of performance metrics aligned with our business plan, strategic objectives and the delivery of stockholder value. Therefore, if Company or individual performance does not meet expectations, *actual* compensation realized by the Chief Executive Officer will be dramatically reduced and would be among the lowest paid of the competitive marketplace based on peer group compensation data. In Fiscal Year 2013, 82% of the target compensation for Mr. Srinivasan was variable.

Chief Financial Officer Compensation Considered at Peer Companies. As part of considering the appropriate levels of compensation for our Chief Financial Officer, we periodically review Chief Financial Officer compensation data from similar companies in order to ensure that our practices are fair and reasonable. In Fiscal Year 2013, at the request of the Compensation Committee, SH&P provided an analysis based upon market data from public filings with the SEC of the twelve publicly traded companies described above.

Stock Ownership Guidelines

The Board believes that the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, if any, and unless exempted by the Board of Directors, each other employees that is identified as a Named Executive Officer in the Company's most recent proxy statement or that is expected to be identified as such in the Company's next proxy statement should be stockholders and maintain significant holdings of Company common stock. The Board believes ownership guidelines for these executives provide appropriate and beneficial additional motivation to act in the long-term best interests of the Company's stockholders. For these reasons, in October 2010, the Board adopted a policy requiring certain levels of stock ownership. The Board of Directors amended the policy in August 2013.

Under both the prior and current versions of the policy, the Chief Executive Officer is required to own and hold a number of net shares of Company common stock equal in value to at least three times his salary. Each other executive subject to the policy is currently required to own and hold a number of net shares of Company common stock equal in value to his base salary; under the prior version of the policy, certain direct reports were only required to own and hold a number of net shares equal in value to one-half his base salary. For executives who were subject to the policy in October 2010 upon its adoption, their respective base salaries at such time are used to determine their respective requisite ownership level. For an executive who becomes subject to the policy after October 2010, the executive's then-current base salary will be used to determine the applicable ownership level.

If at any time the number of shares owned drops below the requisite ownership level, the Board of Directors may require the executive to retain shares of any future grants until the requisite ownership level is achieved. Net shares of common stock subject to options and grants of restricted stock, whether or not the restrictions have lapsed, are included in determining an individual's total ownership under the policy. As used in the policy, "net shares" means, in addition to shares of common stock owned directly, the number of shares of common stock remaining after selling shares to fund the payment of transaction costs and taxes owed as a result of vesting or exercise of the equity award (including income taxes), and, in the case of stock options, the exercise price of the options. The Board has discretion to grant relief from this policy in cases of hardship.

As of October 1, 2013, all Named Executive Officers satisfied the requirements of the current ownership guidelines.

Insider Trading Policy; Hedging Policy

The Company has adopted, as part of its insider trading policy, a prohibition on speculative transactions in the Company's securities where officers, directors and other insiders are prohibited from:

- short-term trading (selling Company securities within six months of a purchase);
- short sales; and
- trading in publicly traded options or other derivatives such as puts or calls and hedging transactions.

The policy also cautions against pledging Company securities as collateral or including Company securities in a margin account.

Recoupment Policy

Under Section 304 of the Sarbanes Oxley Act, if the Company is required to restate its financial statements due to material noncompliance with any financial reporting requirements as a result of misconduct, the Chief Executive Officer and Chief Financial Officer may be required to reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document, and (ii) any profits realized from the sale of securities of the Company during that 12-month period. The Company plans to amend the recoupment policy to comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 once final rules have been implemented.

Impact of Tax and Accounting

As a general matter, the Compensation Committee takes into account the various tax and accounting implications of the compensation vehicles employed by the Company.

Accounting Impact. When determining amounts of long-term incentive grants to executives and employees, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of equity-based awards result in an accounting charge for the Company equal to the grant date fair value of those securities.

Tax Impact. Section 162(m) of the Code does not permit publicly traded companies to take income tax deductions for compensation paid to the Chief Executive Officer and the other Named Executive Officers (other than the Chief Financial Officer) to the extent that compensation exceeds $1,000,000 per officer in any taxable year and does not otherwise qualify as performance-based compensation. The 2010 LTIP is structured so that the compensation deemed paid to an executive officer in connection with the exercise of stock options should qualify as performance-based compensation not subject to the $1,000,000 limitation. Awards of restricted stock or RSUs made under the 2010 LTIP may or may not qualify as performance-based compensation. The PSUs awarded to Mr. Srinivasan in Fiscal Year 2013 were designed to qualify as performance-based compensation. The time-vesting restricted stock issued to Messrs. Davidson, Srinivasan, Lerner, and Mooberry during Fiscal Year 2013 did not qualify as performance-based compensation under Section 162(m) of the Code and therefore, if any of the Named Executive Officers' total compensation exceeds the $1,000,000 limit, the restricted stock issued to such officer may not be deductible for income tax purposes. The Company performance component of the MIP cash incentive program for Fiscal Year 2013 is designed to provide bonus payments that would qualify as performance-based compensation as defined in Section 162(m) of the Code; however, the individual performance component of the MIP cash incentive program for Fiscal Year 2013 is not designed to provide bonus payments that would qualify as performance-based compensation, nor would any guaranteed bonus payments qualify as performance-based compensation. In addition, discretionary bonuses do not qualify as performance-based compensation as defined in Section 162(m) of the Code.

The Compensation Committee will continue to consider steps that might be in the Company's best interests to comply with Section 162(m) of the Code. However, in establishing the cash and equity incentive compensation programs for the Named Executive Officers, the Compensation Committee believes that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole or primary factor. The Compensation Committee believes that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to the Company's financial success, even if all or part of that compensation may not be deductible by reason of the limitations of Section 162(m) of the Code. Further, the rules and regulations promulgated under Section 162(m) of the Code are complicated and subject to change from time to time, sometimes with retroactive effect. In addition, a number of requirements must be met in order for particular compensation to so qualify. As such, there can be no assurance that any compensation that is intended to be deductible under Section 162(m) will be deductible under all circumstances.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for the year ended June 30, 2013.

Respectfully submitted,

COMPENSATION COMMITTEE

Josephine Linden, Chair
Robert Guido
David Robbins

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Ramesh Srinivasan(4)	2013	$776,923	$ —	$2,072,188	$345,925	$1,650,000	$ 15,740	$4,860,776
President and	2012	600,000	—	999,955	—	822,000	—	2,421,955
Chief Executive Officer	2011	469,616	—	678,240	632,192	83,000	—	1,863,048
Richard Haddrill(4)	2013	479,808	—	—	—	2,500,000(5)	3,805,744	6,785,552
Former Chief Executive	2012	998,000	—	—	—	600,000(6)	12,035	1,610,035
Officer	2011	998,000	—	4,058,250	—	1,900,000(6)	21,514	6,977,764
Neil Davidson	2013	351,346	—	582,428	196,444	577,108	9,896	1,717,222
Senior Vice President,	2012	311,539	—	377,600	347,430	300,000	12,476	1,349,045
Chief Financial Officer	2011	291,539	100,000(7)	436,520	444,888	54,000	11,951	1,338,898
and Treasurer								
Mark Lerner	2013	280,000	—	117,425	—	280,560	9,146	687,131
Senior Vice President,	2012	280,000	—	113,280	26,057	210,000	15,410	644,747
General Counsel and	2011	273,846	—	117,630	72,506	45,000	6,881	515,863
Secretary								
Derik Mooberry	2013	324,034(8)	—	328,790	—	541,490(9)	10,601	1,204,915
Senior Vice President	2012	635,986(8)	—	151,040	69,486	89,812	11,586	957,910
Games	2011	574,181(8)	—	270,430	184,395	31,000	8,400	1,068,406
John Connelly	2013	233,462	—	281,820	—	421,095(10)	10,027	946,404
Vice President Business Development								

(1) Amounts shown reflect the value of stock and option awards made during the applicable fiscal year based upon the aggregate grant date fair value of such awards, as determined in accordance with FASB ASC Topic 718. Assumptions used to determine these values can be found in Note 9, Share-Based Compensation, of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(2) Represents annual incentive award earned for performance during fiscal years 2013, 2012, and 2011 under the MIP, as applicable, except with respect to Mr. Haddrill. Mr. Haddrill's employment agreement, as amended, did not contemplate Mr. Haddrill's participation in the MIP as Chief Executive Officer. Certain specifics of Mr. Haddrill's prior employment agreement, as amended, relevant to this Summary Compensation Table are described in detail under "Compensation Discussion and Analysis—Haddrill Annual Cash Incentive Program" above and "—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers" below.

(3) Individual breakdowns of amounts set forth in "All Other Compensation" column are as follows:

Name	Fiscal Year	Company Matching Contributions to 401(k) Plan	Company Covered Sales Club Travel	Medical and Other Expenses	Payments in respect of Services as a Director	Total All Other Compensation
Ramesh Srinivasan. .	2013	$ —	$13,835	$1,905	$ —	$ 15,740
	2012	—	—	—	—	—
	2011	—	—	—	—	—
Richard Haddrill . . .	2013	—	7,264	1,905	3,796,575(a)	3,805,744
	2012	7,350	4,685	—	—	12,035
	2011	7,074	14,440	—	—	21,514
Neil Davidson	2013	8,250	—	1,646	—	9,896
	2012	7,996	—	4,480	—	12,476
	2011	7,824	—	4,127	—	11,951
Mark Lerner	2013	7,500	—	1,646	—	9,146
	2012	7,696	—	7,714	—	15,410
	2011	6,664	—	217	—	6,881
Derik Mooberry . . .	2013	7,500	1,455	1,646	—	10,601
	2012	7,500	4,086	—	—	11,586
	2011	8,300	—	100	—	8,400
John Connelly	2013	8,381	—	1,646	—	10,027

(a) Amount reflects payments of $546,575 made in Fiscal Year 2013 in respect of Mr. Haddrill's service as non-executive Chairman of the Board following his assumption of that role, effective December 14, 2012, as well as $1,500,000 of transition bonus paid in December 2012, $1,250,000 of bonus payable upon the Board of Directors determination that certain transition performance objectives were met as of the applicable dates, and $500,000 of bonus payable based on the Company's achievement of certain threshold Diluted EPS targets established by the Board with respect to the Company's Fiscal Year 2013 described in greater detail under "Compensation Discussion and Analysis—Haddrill Non-Executive Chairman Cash Bonus Payments" above and "—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers" below.

(4) Mr. Srinivasan assumed the position of Chief Executive Officer from Mr. Haddrill effective December 14, 2012. Previously Mr. Srinivasan served as the Company's President and Chief Operating Officer. Mr. Haddrill began serving as non-executive Chairman of the Board effective December 14, 2012.

(5) Represents $2,500,000 in Fiscal Year 2012 cash bonuses for the achievement of certain strategic initiatives as Chief Executive Officer established by the Board of Directors on or before December 31, 2012 as discussed in greater detail under "Compensation Discussion and Analysis—Haddrill Annual Cash Incentive Program" above and "—Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table—Employment and Other Agreements with Named Executive Officers" below.

(6) Represents Fiscal Year 2011 cash bonus for the achievement of certain strategic initiatives established by the Board of Directors on or before December 31, 2011, as discussed in detail in "Compensation Discussion and Analysis—Haddrill Annual Cash Incentive Program" included in our proxy statement for the 2012 Annual Meeting filed with the SEC on October 23, 2012. As disclosed in our Current Report on Form 8-K filed on March 16, 2012, the amount for Fiscal Year 2011 includes $500,000 earned with respect to the 2010 Strategic Initiatives Bonus, which amount was not included in the Summary Compensation Table included in our proxy statement for the 2011 Annual Meeting filed with the SEC on October 21, 2011. Per the terms of the Mr. Haddrill's prior employment agreement, as amended, these amounts were deferred until the first business day of the first taxable year in which he was no longer subject to Section 162(m) of the Code. These amounts were paid out on December 14, 2012 as disclosed below in the Non-Qualified Deferred Compensation in Fiscal Year 2013 table.

(7) Represents Fiscal Year 2011 one-time additional cash bonus payable under Mr. Davidson's employment agreement (the "Davidson Agreement"), and was based on the determination by the Chief Executive Officer and the Board of Directors that Mr. Davidson achieved a successful transition into the role of Chief Financial Officer, that substantially all of his personal objectives under the Fiscal Year 2011 MIP were satisfied, and that he regularly communicated with the Audit Committee regarding the status of his transition and other information considered by the Board.

(8) Includes $30,688 for commissions for Fiscal Year 2013 discussed in greater detail above under "Compensation Discussion and Analysis—Our Compensation Philosophy and Objectives—Annual Incentives—Operating Income Bonus Plan, Quarterly Objective Bonuses and Sales Commission Program." Includes $395,582 for commissions and compensation from the Operating Income Bonus Plan for Fiscal Year 2012. Includes $346,585 for commissions earned during Fiscal Year 2011.

(9) Includes $278,690 for compensation from the Quarterly Objective Bonus and the Operating Income Bonus Plans for Fiscal Year 2013 discussed in greater detail above under "Compensation Discussion and Analysis—Our Compensation Philosophy and Objectives—Annual Incentives—Operating Income Bonus Plan, Quarterly Objective Bonuses and Sales Commission Program."

(10) Includes $185,625 for compensation from the Quarterly Objective Bonus for Fiscal Year 2013.

Grants of Plan-Based Awards in Fiscal Year 2013

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold	Target	Maximum				
Ramesh Srinivasan	(1)	$495,000	$825,000	$1,650,000	—	—	$ —	$ —
	12/14/2012	—	—	—	66,122	—	—	1,634,981
	1/24/2013	—	—	—	—	20,015	46.69	345,925
	1/24/2013	—	—	—	15,831	—	—	437,206
Richard Haddrill(6)		—	—	—	—	—	—	—
Neil Davidson	(1)	127,373	314,500	581,825	—	—	—	—
	11/8/2012	—	—	—	—	10,000	46.97	196,444
	11/8/2012	—	—	—	12,400	—	—	582,428
Mark Lerner	(1)	85,680	168,000	285,600	—	—	—	—
	11/8/2012	—	—	—	2,500	—	—	117,425
Derik Mooberry	(1)	91,800	180,000	268,200	—	—	—	—
	(2)	—	310,000	408,600	—	—	—	—
	11/8/2012	—	—	—	7,000	—	—	328,790
John Connelly	(1)	71,910	141,000	239,700	—	—	—	—
	(2)	—	150,000	225,000	—	—	—	—
	11/8/2012	—	—	—	6,000	—	—	281,820

(1) Represents cash incentive opportunities under the MIP.

(2) Represents cash incentive opportunities under the Quarterly Objective Bonus and the Operating Income Bonus Plans.

(3) All shares were issued under the 2010 LTIP.

(4) The exercise price reflects the closing price of a share of the Company's common stock on the grant date.

(5) Represents the grant date fair value of equity awarded, determined in accordance with FASB ASC Topic 718, adjusted, however, to exclude the effects of estimated forfeitures. Assumptions used to determine these values can be found in Note 9, Share-Based Compensation, of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(6) As discussed in detail above in "Compensation Discussion and Analysis—Haddrill Annual Cash Incentive Program," for calendar year 2012, Mr. Haddrill was eligible to earn up to $3,000,000 in respect of the 2012 Strategic Initiatives Bonus. This amount was disclosed in the Grants of Plan-Based Awards in Fiscal Year 2012 table in the Company's proxy statement for its 2012 Annual Meeting of Stockholders filed with the SEC on October 23, 2012.

Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table

Long-Term Incentive Awards Under the 2010 LTIP

Stock Options. Generally, each stock option granted under the 2010 LTIP entitles its holder to purchase one share of the Company's common stock at its fair market value on the date of grant. Unless provided otherwise by the Board of Directors or the Compensation Committee at the time of grant, or in certain other circumstances, the terms of stock options are generally as follows:

- Term: Prior to October 29, 2007, each granted stock option generally expired after ten years. On October 28, 2007, the Board determined that the standard form of an option award would thereafter provide for expiration after seven years.
- Vesting: Stock options granted as part of a long-term incentive award generally vest over three to five years. Accelerated vesting will occur (i) upon becoming Permanently Disabled (as defined in the 2010 LTIP); (ii) upon a normal retirement (termination of employment by recipient after he or she attains the age of 65); (iii) only with respect to stock options granted prior to August 8, 2006, upon a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration; and (iv) with respect to stock options granted after August 8, 2006, upon termination without Cause (as defined in the 2010 LTIP) or by the recipient for "Good Reason (as defined in the 2010 LTIP)" within twelve months of a Merger Event in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration.
- After Termination of Employment: Vested stock options remain exercisable for (i) ten days after termination for Cause; (ii) two years upon death; and (iii) 60 days (or three months in the case of incentive stock options) after termination for any other reason.

Restricted Stock and RSUs. Each share of restricted stock and RSU granted represents a conditional contractual right to receive one share of the Company's common stock at a specified future date subject to certain restrictions such as a vesting period. For RSUs, the underlying stock is not issued until the time restrictions lapse, at which time the RSU is settled or, if previously elected, deferred. In the event a cash dividend is declared and paid on the Company's common stock, holders of RSUs do not receive dividend equivalents. RSUs do not have voting rights because they are not considered legally issued or outstanding shares of common stock. Pursuant to the 2010 LTIP, the Company may also grant RSUs that are subject to performance-based vesting conditions (performance stock units or "PSUs"). These awards will be generally be subject to the same vesting conditions described for RSUs, subject to any additional terms as determined by the Compensation Committee at the time of grant. Unless provided otherwise by the Board of Directors or the Compensation Committee at the time of grant, or in certain other circumstances, the terms of restricted stock and RSUs are generally as follows:

- Vesting: Accelerated vesting will occur upon (i) normal retirement; (ii) becoming Permanently Disabled; and (iii) upon termination without Cause or by the recipient for Good Reason within twelve months of a Merger Event in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration.
- After Termination of Employment: Forfeiture of the award upon termination of employment (other than as described immediately above) or upon death to the extent the award's restrictions have not lapsed.

Definitions. For purposes of the 2010 LTIP and the discussion above:

- "Cause" means (i) the grantee being convicted of a felony, (ii) the grantee willfully committing an act of embezzlement or malfeasance which is intended to materially enrich himself or herself at the expense of the Company or any of its subsidiaries or is otherwise intended to materially harm the Company, or (iii) the grantee being rejected for an applicable license or approval by a gaming regulatory authority having jurisdiction over the Company as a result of an explicit finding of lack of suitability solely as a result of the grantee's commission of a crime or an act of embezzlement or malfeasance.

- "Good Reason" means unless otherwise provided in a Grantee's employment agreement, (i) a material reduction in the grantee's base salary, or (ii) a material reduction in the grantee's duties and responsibilities.
- "Merger Event" means any merger, spin-off, split-off or other similar consolidation, reorganization or change affecting any class of stock of the Company.
- "Permanently Disabled" means that, as interpreted by the Compensation Committee, (i) the grantee cannot perform the work previously performed, (ii) the grantee cannot adjust to other position requirements due to a medical condition, and (iii) the grantee's disability has lasted or is expected to last for at least one year or result in death.

Employment and Other Agreements with Named Executive Officers

The following discussion is a brief summary of certain provisions of the employment and other compensatory agreements with the Named Executive Officers. Provisions providing for severance and change in control payments are described below under "—Potential Payments upon Termination or Change in Control at Fiscal Year 2013 End."

Srinivasan Employment Agreements. On November 14, 2012, the Company entered into a new employment agreement with Mr. Srinivasan, effective December 14, 2012 (the "Srinivasan Agreement"). The Srinivasan Agreement has a term of three years from the effective date. Pursuant to the Srinivasan Agreement, Mr. Srinivasan receives an annual base salary of $825,000 and participates in the MIP. The terms of Mr. Srinivasan's participation in the MIP for Fiscal Year 2013 were covered in his prior employment agreement, summarized below. Effective July 1, 2013, Mr. Srinivasan's bonus under the MIP will be earned based upon objectives established by the Board each year based on EPS performance or such other objective measure determined by the Compensation Committee. Mr. Srinivasan will be entitled to receive up to 200% of his base salary for performance at plan maximum, with his target annual bonus under the MIP equal to 100% of his base salary and the threshold annual bonus under the MIP equal to 60% of his base salary. Mr. Srinivasan is also entitled to other benefits, including life insurance, medical and hospitalization, disability, and retirement benefits, consistent with the benefits provided to the Company's other senior executives. Under this agreement Mr. Srinivasan received an award of performance-vesting RSUs covering a number of shares initially equal to $3,000,000 that vest over three years. The Company may not materially reduce the foregoing benefits unless Mr. Srinivasan consents, an equitable substitute or alternative benefit is provided or the reduction is part of an across-the-board benefit reduction similarly affecting the Company's other senior executives. The Srinivasan Agreement includes customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants.

On May 23, 2011, the Company entered into an employment agreement with Mr. Srinivasan, which was replaced in its entirety by the Srinivasan Agreement (the "Previous Srinivasan Agreement"). The Previous Srinivasan Agreement provided for a base salary of $600,000 and participation in the MIP as well as participation in the Company's employee benefit programs. Mr. Srinivasan's bonus under the MIP was earned based upon (i) objectives established by the Board of Directors each year based on EPS performance or such other objective measure determined by the Compensation Committee and (ii) personal objectives established by the Compensation Committee. Effective July 1, 2011, the Company performance portion of the MIP entitled Mr. Srinivasan to receive up to 200% of his base salary for maximum performance, 100% of base salary at target performance and 60% of his base salary at the threshold performance. Under this agreement, Mr. Srinivasan also received a grant of 36,000 stock options and 18,000 shares of restricted stock. The Compensation Committee increased Mr. Srinivasan's base salary to $725,000 on June 25, 2012 under this agreement. The Previous Srinivasan Agreement included customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants.

Haddrill Agreements. On November 14, 2012, the Company entered into a Non-Executive Chairman Agreement with Mr. Haddrill providing for Mr. Haddrill's service as the Company's non-executive Chairman of the Board. Pursuant to the Non-Executive Chairman Agreement, during the 2013 calendar year, Mr. Haddrill received a transition bonus of $1,500,000 in December 2012 and will receive compensation in the amount of $1,000,000 in respect of his service as director, which is in lieu of and not in addition to any other compensation paid to non-employee members of the Board. If Mr. Haddrill is re-elected to the Board, with respect to the 2014 calendar year and thereafter, the Board will determine Mr. Haddrill's compensation, consistent with that paid to the Company's other non-employee directors. Mr. Haddrill was eligible to earn a bonus of $1,250,000 with $750,000 payable on March 31, 2013 and $500,000 payable on June 30, 2013. Mr. Haddrill was also eligible to earn a bonus of $500,000 based on the Company's achievement of threshold Diluted EPS targets established by the Board with respect to the Company's Fiscal Year 2013.

On June 30, 2004, the Company entered into an employment agreement with Mr. Haddrill, effective as of October 1, 2004. Mr. Haddrill's original employment agreement provided for an initial salary of $980,000 per year, a grant of 500,000 stock options, a number of RSUs having a value equal to $6.5 million and other benefits, and required Mr. Haddrill to purchase $1.0 million of Company common stock in the open market using his personal funds. The Haddrill Agreement was amended a total of eight times while Mr. Haddrill served as the Company's Chief Executive Officer through December 14, 2012. The Haddrill Agreement, as amended, included customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants. Mr. Haddrill's agreement was designed to serve as a multi-year arrangement providing both long-term cash incentives and equity awards that were intended cover the entire contractual term. Therefore, Mr. Haddrill was not granted any additional incentive opportunities or equity awards in Fiscal Year 2012 or Fiscal Year 2013.

The two most recent amendments, relevant to the compensation included in the Summary Compensation Table, were as follows:

- The Haddrill Agreement was amended on August 10, 2009, to provide that Mr. Haddrill (i) would continue to received his then-current base salary of $998,000 (as increased per the amendment executed on June 21, 2006) through December 31, 2012; (ii) would be entitled to a lump sum cash payment of $2,500,000, of which he received $500,000, upon the first to occur of: (a) the achievement of certain strategic initiatives established by the Board of Directors on or before December 31, 2010, as determined by the Board of Directors, in its sole discretion, or (b) a change in control occurring on or before December 31, 2010; (iii) would be entitled to a cash bonus, if earned, ranging in value from $1,000,000 to $3,500,000, based upon the Company's achievement of cumulative diluted EPS targets established by the Board of Directors with respect to the Company's combined Fiscal Year 2010 - 2011 period; (iv) would receive a grant of a number of RSUs having a value equal to $1.5 million; and (v) is prohibited from entering into business arrangements with specific competitors for a period of four years from the later of December 31, 2012, or his termination, or from engaging in activities that compete with the Company for one year from the later of December 31, 2012, or his termination, regardless of the reason for termination.
- The Haddrill Agreement was amended on December 22, 2010, to provide that Mr. Haddrill (i) would continue to receive his then-current base salary of $998,000 through December 2013; (ii) would be entitled to a lump sum cash payment of up to $2,000,000, of which he received $2,000,000, upon the first to occur of: (a) the achievement of certain strategic initiatives established by the Board of Directors on or before December 31, 2011, as determined by the Board of Directors, at its sole discretion, or (b) a change in control occurring on or before December 31, 2011; (iii) would be entitled to a lump sum cash payment of up to $3,000,000 upon the first to occur

of: (a) the achievement of certain strategic initiatives established by the Board of Directors on or before December 31, 2012, as determined by Board of Directors, in its sole discretion, or (b) a change in control occurring on or before December 31, 2012; (iv) would be entitled to a cash bonus with a target value of $500,000, based upon the Company's achievement of threshold diluted EPS targets established by the Board of Directors with respect to the Company's Fiscal Year 2013; and (v) would receive a grant of a number of RSUs having a value equal to $4.0 million.

Davidson Employment Agreement. On August 12, 2010, the Company entered into an employment agreement with Mr. Davidson (the "Davidson Agreement"). The Davidson Agreement provides for a base salary of $300,000 and participation in the MIP with a target performance bonus in the amount of 60% of his base salary as well as participation in the Company's employee benefit programs. Under this agreement Mr. Davidson also received a grant of 30,000 stock options and 14,000 shares of restricted stock. Mr. Davidson was also eligible to earn, and did earn, a one-time cash bonus of up to $100,000 under the Davidson Agreement, payable within 75 days following the end of the Company's Fiscal Year 2011. The Compensation Committee increased Mr. Davidson's base salary most recently to $370,000 on November 8, 2012. The Davidson Agreement includes customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants.

Lerner Employment Agreement. On August 15, 2000, the Company entered into an employment agreement with Mr. Lerner (the ""Lerner Agreement"). The Lerner Agreement provided for an initial minimum base salary of $220,000 and participation in the MIP as well as participation in the Company's employee benefit programs. The Compensation Committee increased Mr. Lerner's base salary most recently to $280,000 on January 24, 2011.

Mooberry Employment Agreement. On December 6, 2011, the Company entered into a letter agreement with Mr. Mooberry (the "Mooberry Agreement"). The Mooberry Agreement provides for a base salary of $231,750 and participation in the MIP as well as his continued participation in revenue and operating income based incentive programs. Under the Mooberry Agreement, in 2011 Mr. Mooberry also received a grant of 4,000 stock options and 4,000 shares of restricted stock. The Compensation Committee increased Mr. Mooberry's base salary most recently to $300,000 on August 21, 2012. The Mooberry Agreement includes customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants.

Connelly Employment Agreement. On March 31, 2011, the Company entered into an employment agreement with Mr. Connelly (the "Connelly Agreement"). The Connelly Agreement provides for a base salary of $225,000 and participation in the MIP at 50% target, a quarterly bonus with a target of $150,000 per year and up to a maximum of $225,000. Additionally, during the first year of his employment only, Mr. Connelly was eligible to receive up to $75,000 based on meeting certain criteria as established in the Connelly Agreement. Under the Connelly Agreement, in 2011 Mr. Connelly also received a grant of 28,179 stock options and 13,210 shares of restricted stock (both vesting in four equal installments on the first four anniversaries of the applicable date of grant). The Compensation Committee increased Mr. Connelly's base salary most recently to $235,000 and his target MIP percentage to 60% on August 20, 2012. The Connelly Agreement includes customary non-compete, non-solicitation, confidentiality, and non-disparagement covenants.

Outstanding Equity Awards at Fiscal Year 2013 End

Name	Option Awards				Stock Awards		Equity Incentive Plan Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Ramesh Srinivasan .	33,751	—	$11.30	3/9/2015	—	$ —	—	$ —
	5,000	—	23.04	10/17/2015	—	—	—	—
	18,000	18,000(2)	37.68	4/6/2018	—	—	—	—
	—	20,015(3)	46.69	1/24/2020	—	—	—	—
	—	—	—	—	9,000(4)	507,780	—	—
	—	—	—	—	16,346(5)	922,241	—	—
	—	—	—	—	—	—	66,122(6)	3,730,603
	—	—	—	—	—	—	15,831(7)	893,185
Richard Haddrill . . .	50,000	—	41.60	2/22/2015	—	—	—	—
Neil Davidson	4,500	1,500(8)	42.54	10/16/2016	—	—	—	—
	2,500	—	23.47	3/8/2017	—	—	—	—
	9,999	20,001(9)	31.18	8/12/2017	—	—	—	—
	5,000	15,000(10)	37.76	12/6/2018	—	—	—	—
	—	10,000(11)	46.97	11/8/2019	—	—	—	—
	—	—	—	—	500(12)	28,210	—	—
	—	—	—	—	9,333(13)	526,568	—	—
	—	—	—	—	7,500(14)	423,150	—	—
	—	—	—	—	12,400(15)	699,608	—	—
Mark Lerner .	4,500	1,500(16)	42.54	10/16/2016	—	—	—	—
	—	1,334(17)	39.21	2/10/2018	—	—	—	—
	—	1,000(18)	37.76	12/6/2018	—	—	—	—
	—	—	—	—	500(19)	28,210	—	—
	—	—	—	—	1,000(20)	56,420	—	—
	—	—	—	—	2,000(21)	112,840	—	—
	—	—	—	—	2,500(22)	141,050	—	—
Derik Mooberry . .	2,000	—	$12.07	8/24/2015	—	—	—	—
	10,000	—	20.32	10/14/2015	—	—	—	—
	5,250	1,750(23)	34.61	7/21/2016	—	—	—	—
	6,000	—	19.47	10/25/2016	—	—	—	—
	12,000	—	22.02	2/26/2017	—	—	—	—
	3,750	3,750(24)	32.62	8/16/2017	—	—	—	—
	2,000	2,000(25)	38.20	4/1/2018	—	—	—	—
	1,000	3,000(26)	37.76	12/6/2018	—	—	—	—
	—	—	—	—	1,667(27)	94,052	—	—
	—	—	—	—	1,500(28)	84,630	—	—
	—	—	—	—	2,000(29)	112,840	—	—
	—	—	—	—	3,000(30)	169,260	—	—
	—	—	—	—	7,000(31)	394,940	—	—
John Connelly	—	14,089(32)	37.85	3/31/2018	—	—	—	—
	—	—	—	—	6,604(33)	372,598	—	—
	—	—	—	—	3,750(34)	211,575	—	—
	—	—	—	—	6,000(35)	338,520	—	—

(1) Calculated based on the closing price of a share of Company common stock of $56.42 on June 28, 2013.

(2) Stock options vest and become exercisable in equal installments of 9,000 shares on April 6, 2014, and April 6, 2015.

(3) Stock options vest and become exercisable as to 6,671 shares on January 24, 2014, and 6,672 shares on December 14, 2014 and December 14, 2015.

(4) Restricted stock vests in equal installments of 4,500 shares on April 6, 2014, and April 6, 2015.

(5) Restricted stock vests in equal installments of 5,449 shares on June 25, 2014 and June 25, 2015, and 5,448 shares on June 25, 2016.

(6) Restricted stock vests annually in three installments, subject to the achievement in each year of certain total shareholder return targets.

(7) Restricted stock vests on December 13 2015. The exact number of shares that will vest (not to exceed 150% of target) will be determined based on the achievement of certain total shareholder return targets during the three-year period ended December 14, 2015.

(8) Stock options vest and become exercisable on October 16, 2013.

(9) Stock options vest and become exercisable as follows: 9,999 shares on August 12, 2013, and as to 10,002 shares on August 12, 2014.

(10) Stock options vest and become exercisable in equal installments of 5,000 shares on December 6, 2013, December 6, 2014, and December 6, 2015.

(11) Stock options vest and become exercisable in equal installments of 2,500 shares on November 8, 2013, November 8, 2014, November 8, 2015, and November 8, 2016.

(12) Restricted stock vests on October 16, 2013.

(13) Restricted stock vests as to 4,666 shares on August 12, 2013 and 4,667 shares on August 12, 2014.

(14) Restricted stock vests in equal installments of 2,500 shares on December 6, 2013, December 6, 2014, and December 6, 2015.

(15) Restricted stock vests in equal installments of 3,100 shares on November 8, 2013, November 8, 2014, November 8, 2015, and November 8, 2016.

(16) Stock options vest and become exercisable on October 16, 2013.

(17) Stock options vest and become exercisable on February 10, 2014.

(18) Stock options vest and become exercisable in equal installments of 500 shares on December 6, 2013 and December 6, 2014.

(19) Restricted stock vests on October 16, 2013.

(20) Restricted stock vests on February 10, 2014.

(21) Restricted stock vests in equal installments of 1,000 shares on December 6, 2013 and December 6, 2014.

(22) Restricted stock vests in equal installments of 1,250 shares on November 8, 2013 and November 8, 2014.

(23) Stock options vest and become exercisable on July 21, 2013.

(24) Stock options vest and become exercisable in equal installments of 1,875 shares on August 16, 2013 and August 16, 2014.

(25) Stock options vest and become exercisable in equal installments of 1,000 shares on April 1, 2014 and April 1, 2015.

(26) Stock options vest and become exercisable in equal installments of 1,000 shares on December 6, 2013, December 6, 2014, and December 6, 2015,

(27) Restricted stock vests on July 21, 2013.

(28) Restricted stock vests in equal installments of 750 shares on February 10, 2014 and February 10, 2015.

(29) Restricted stock vests in equal installments of 1,000 shares on April 1, 2014 and April 1, 2015.

(30) Restricted stock vests in equal installments of 1,000 shares on December 6, 2013, December 6, 2014, and December 6, 2015.

(31) Restricted stock vests in equal installments of 1,750 shares on November 8, 2013, November 8, 2014, November 8, 2015, and November 8, 2016.

(32) Stock options vest and become exercisable as to 7,045 shares on March 31, 2014 and 7,044 shares on March 31, 2015.

(33) Restricted stock vests in equal installments of 3,302 shares on March 31, 2014 and March 31, 2015.

(34) Restricted stock vests in equal installments of 1,250 shares on December 6, 2013, December 6, 2014, and December 6, 2015.

(35) Restricted stock vests in equal installments of 1,500 shares on November 8, 2013, November 8, 2014, November, 8, 2015, and November 8, 2016.

Option Exercises and Stock Vested in Fiscal Year 2013

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting
Ramesh Srinivasan	—	—	9,949(1)	$ 520,529
Richard Haddrill	315,000	8,572,490	36,226(2)	1,676,902
Neil Davidson	24,000	755,047	7,667(3)	347,930
Mark Lerner	5,666	99,922	2,500(4)	119,125
Derik Mooberry	—	—	4,417(5)	210,986
John Connelly	14,090	173,941	7,856(6)	398,505

(1) Represents 4,500 shares of restricted stock which vested on April 6, 2013 and 5,449 shares of restricted stock which vested on June 25, 2013.

(2) Represents 36,226 shares of restricted stock which vested on July 1, 2012.

(3) Represents 4,667 shares of restricted stock which vested on August 12, 2012, 500 shares of restricted stock which vested on October 16, 2012, and 2,500 shares of restricted stock which vested on December 6, 2012.

(4) Represents 500 shares of restricted stock which vested on October 16, 2012, 1,000 shares of restricted stock which vested on December 6, 2012, and 1,000 shares of restricted stock which vest on February 10, 2013.

(5) Represents 1,667 shares of restricted stock which vested on July 23, 2012, 1,000 shares of restricted stock which vested on December 6, 2012, 750 shares of restricted stock which vested on February 10, 2013, and 1,000 shares of restricted stock which vested on April 1, 2013.

(6) Represents 1,250 shares of restricted stock which vested on December 6, 2012 and 6,606 shares of restricted stock which vested on March 31, 2013.

Non-Qualified Deferred Compensation in Fiscal Year 2013

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Ramesh Srinivasan	$ —	$—	$ —	$ —	$—
Richard Haddrill(1)	2,500,000	—	1,874,535	$29,356,381(2)	—
Neil Davidson	—	—	—	—	—
Mark Lerner	—	—	—	—	—
Derik Mooberry	—	—	—	—	—
John Connelly	—	—	—	—	—

(1) Deferrals made pursuant to the Haddrill Agreement, as amended, which requires mandatory deferral of bonuses and certain RSUs upon vesting. The Company does not maintain any other deferred compensation plans or arrangements for the Named Executive Officers.

(2) Represents balance of bonuses and RSUs previously required to be deferred. RSUs were issued and bonuses were paid on December 14, 2012, the first date payment was no longer subject to limits of section 162(m) of the Code.

Potential Payments upon Termination or Change in Control at Fiscal Year 2013

The following tables set forth certain information regarding potential payments and other benefits that would have been provided to each of the Named Executive Officers upon a change in control of the Company or upon a termination of the Named Executive Officer's employment, as applicable, on June 28, 2013, the last business day of Fiscal Year 2013, pursuant to the current terms of each Named Executive Officer's employment agreement, the MIP, and the 2010 LTIP, each as applicable. For purposes of this section, "CIC" shall mean a change in control of the Company. Unless specifically noted otherwise, all capitalized terms are defined in the Named Executive Officers' respective agreement. For purposes of the following tables, equity awards valued at the closing price of a share of Company stock of $56.42 as of June 28, 2013. The accelerated value of stock options represents the intrinsic value of stock options vesting upon a change in control or at termination, as applicable.

Post-employment or Change in Control Payments—Ramesh Srinivasan

If Mr. Srinivasan's employment is terminated without Cause (as defined in the Srinivasan Agreement) or if Mr. Srinivasan terminates his employment within 60 days of a material diminution (as defined in the Srinivasan Agreement) of his duties Mr. Srinivasan would receive a lump sum payment in an amount equal to his then-current base salary for twenty-four months. Mr. Srinivasan would also receive a pro-rata amount of the target bonus under the MIP for the year of termination, based on actual performance through the end of the fiscal quarter that ended most recently prior to the date of termination. Finally, the vesting of the equity awards outstanding on the date of termination would be accelerated on a pro-rata basis, in a manner consistent with the terms of the equity awards, which, in the case of awards that vest based upon the attainment of performance targets, will be based upon actual performance through the end of the fiscal quarter that ended most recently prior to the date of termination.

If the termination without Cause or diminution of duties leading to termination by Mr. Srinivasan occurs within one year following a Change of Control (as defined in the Srinivasan Agreement), Mr. Srinivasan would receive a lump sum payment in an amount equal to his base salary for twenty-four months. Mr. Srinivasan would also receive an amount equal to his target bonus under the MIP for the year of termination. Finally, the vesting of the equity awards outstanding on the date of termination would be accelerated in full, in a manner consistent with the terms of the equity awards. Equity awards that vest based upon the attainment of total shareholder return ("TSR") performance targets will be accelerated based upon actual performance through the date of the Change of Control. Equity awards that vest based on non-TSR performance targets will be based upon actual performance through the end of the fiscal quarter that ended most recently prior to the Change of Control.

If the Company terminates the Srinivasan Agreement due to Mr. Srinivasan's death or Disability (as defined in the Srinivasan Agreement), Mr. Srinivasan or his estate would receive a pro-rata amount of his target bonus under the MIP for the year of termination, based on actual performance through the end of the fiscal quarter that ended most recently prior to the date of termination. In addition, Mr. Srinivasan's equity awards outstanding on the date of termination would be accelerated on a pro-rata basis in a manner consistent with the terms of the awards, which, in the case of awards that vest based upon the attainment of performance targets, shall be based upon actual performance through the end of the fiscal quarter that ended most recently prior to the date of termination.

Pursuant to the 2010 LTIP, if Mr. Srinivasan is terminated without Cause or with Good Reason (each as defined in the 2010 LTIP) within one year of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration all unvested stock options will vest and restrictions on restricted shares will lapse. In addition, pursuant to the

2010 LTIP, if Mr. Srinivasan is Permanently Disabled (as defined in the 2010 LTIP), all awards granted under the 2010 LTIP would vest in full.

Executive Payments and Benefits upon Termination/CIC	Involuntary Termination for Cause	Involuntary Termination Without Cause or for Diminution of Duties	CIC with or without Termination (Single Trigger)	Termination for Good Reason or Without Cause following a CIC (Double Trigger)	Death	Disability
Severance	$—	$2,475,000	$—	$2,475,000	$ 825,000	$ 825,000
Benefit Continuation	—	—	—	—	—	—
Long-term Incentive						
—Acceleration of Unvested Stock Options	—	68,462	—	532,066	68,462	532,066
—Acceleration of Unvested Cash Award	—	—	—	242,380	—	242,380
—Acceleration of Unvested RS/RSUs	—	938,365	—	6,500,402	938,365	6,500,402
Total	**$—**	**$3,481,827**	**$—**	**$9,749,848**	**$1,831,827**	**$8,099,848**

For purposes of the Srinivasan Agreement:

- "Cause" means any of the following: (i) Mr. Srinivasan's clear and substantiated insubordination, fraud, disloyalty, dishonesty, willful misconduct, or gross negligence in the performance of his duties under the Srinivasan Agreement, including willful and material failure to perform such duties as may properly be assigned to him under the Srinivasan Agreement; (ii) Mr. Srinivasan's material breach (without cure within 30 days following notice thereof) of any material provision of the Srinivasan Agreement; (iii) Mr. Srinivasan's failure to qualify (or having so qualified being thereafter disqualified) under any suitability or licensing requirement of any jurisdiction or regulatory authority to which he may be subject by reason of his position with the Company and its affiliates or subsidiaries (the Company will use its best efforts to work with Mr. Srinivasan in fulfilling the requirements and will promptly provide written information on the suitability and licensing requirements to him so that he may adequately prepare); (iv) Mr. Srinivasan's commission of a crime against the Company or violation of any material law, order, rule, or regulation pertaining to the Company's business; (v) Mr. Srinivasan's inability to perform the job functions and responsibilities assigned in accordance with reasonable standards established from time to time by the Company in its sole and reasonable discretion, which inability, if subject to cure, is not cured by him within 30 days after notice thereof; and (vi) the Company's obtaining from any reliable source accurate information with respect to Mr. Srinivasan that would, in the reasonable good faith opinion of the Company, jeopardize the gaming licenses, permits, or status of the Company or any of its subsidiaries or affiliates with any gaming commission, board, or similar regulatory or law enforcement authority.

- "Change of Control" means any of the following: (i) the date an unaffiliated person, entity or group (as defined in Treas. Reg. 1.409A-3(i)(5)(v)(B)) acquires, directly or indirectly, ownership of a substantial portion of the Company's assets equal to or more than 50% of the total gross fair market value (as defined in Treas. Reg. 1.409A-3(i)(5)(vii)) of all of the assets of the Company immediately before such acquisition or acquisitions; (ii) the date any unaffiliated person, entity or group (as defined in Treas. Reg. 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of the Company's capital stock having more than 50% of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or (iii) a majority of members of the Company's Board of Directors (together with any directors elected or nominated by a majority of such members) is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of the appointment or election; except that any event or transaction which would be a "Change of Control" under (i) or (ii) of this definition shall not be a Change of Control if persons who were the equity holders of the Company immediately prior to such event or transaction (other than the acquirer in the case of a reorganization, merger or consolidation), immediately thereafter, beneficially own more than 50% of the combined voting power of the Company's or the reorganized, merged or consolidated company's then outstanding voting securities entitled to vote generally in the election of directors.

- "Disability" means Mr. Srinivasan's failure to discharge his duties under the Srinivasan Agreement for six or more consecutive months or for non-continuous periods aggregating to twenty-two weeks in any twelve-month period as a result of illness or incapacity.
- There shall have occurred a "material diminution" of Mr. Srinivasan's duties if, without his prior written consent, (i) Mr. Srinivasan (a) is not the Chief Executive Officer of the Company or, following a Change of Control, the combined or surviving corporation resulting from the Change of Control or (b) does not report directly to the Board of Directors of the Company or, following a Change of Control, the ultimate parent company resulting from the transaction, (ii) the Company materially breaches (without cure within 30 days following notice thereof) any material provision of the Srinivasan Agreement, or (iii) his position, title, duties, authority or responsibilities are otherwise substantially diminished.

Post-employment or Change in Control Payments—Richard Haddrill

Mr. Haddrill retired as an employee of the Company effective December 14, 2012 and is not entitled to any severance or change in control benefits under the Haddrill Non-Executive Chairman Agreement, entered into between the Company and Mr. Haddrill.

Post-employment or Change in Control Payments—Neil Davidson

If Mr. Davidson's employment is terminated without Cause (as defined in the Davidson Agreement) or if he terminates his employment as a result of a Diminution of Duties (as defined in the Davidson Agreement) occurring within one year following a Change of Control (as defined in the Davidson Agreement), he shall continue to receive his salary for a period of one year immediately following such termination. If Mr. Davidson's employment is terminated without Cause or if he terminates his employment as a result of a Diminution of Duties, in either case, within one year following a Change of Control, then the installments of stock options and the restricted stock granted pursuant to the Davidson Agreement scheduled to vest within one year of the date of such termination shall vest immediately. Also, for stock options granted on or after August 12, 2010, including the options granted pursuant to the Davidson Agreement, Mr. Davidson shall have one year from the date of the termination (or, if sooner, until the end of the existing contractual term of the applicable option) to exercise vested options. Stock options granted before August 12, 2010 are governed by the terms of the 2010 LTIP. Specifically, pursuant to the 2010 LTIP, if Mr. Davidson is terminated without Cause or with Good Reason (each as defined in the 2010 LTIP) within one year of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration all unvested stock options granted prior to August 12, 2010 will vest and restrictions on restricted shares will lapse. In addition, pursuant to the 2010 LTIP, if Mr. Davidson is Permanently Disabled (as defined in the 2010 LTIP), all awards granted under the 2010 LTIP would vest in full.

Executive Payments and Benefits upon Termination/CIC	Involuntary Termination for Cause	Involuntary Termination Without Cause or for Diminution of Duties	CIC with or without Termination (Single Trigger)	Termination for Good Reason or Without Cause following a CIC (Double Trigger)	Death	Disability
Severance	$—	$370,000	$—	$ 370,000	$—	$ —
Benefit Continuation	—	—	—	—	—	—
Long-term Incentive						
—Acceleration of Unvested Stock Options	—	—	—	900,020	—	900,020
—Acceleration of Unvested RS/RSUs	—	—	—	1,677,536	—	1,677,536
Total	**$—**	**$370,000**	**$—**	**$2,947,556**	**$—**	**$2,577,536**

For purposes of the Davidson Agreement:

- "Cause" means the following events leading to termination of employment as determined by the Company, upon reasonable investigation, in its judgment and discretion, as the case may be after: (i) a substantial act or omission which is dishonest or fraudulent against the Company, (ii) a conviction of a felony or conviction of a gross misdemeanor involving moral turpitude or criminal conduct against any person or property, including without limitation, the Company, (iii) a substantial act or omission that constitutes willful misconduct in the performance of Mr. Davidson's job responsibilities or material failure to adhere to legal Company policies, (iv) any improper or illegal act, omission or pattern of conduct in the performance of Mr. Davidson's job responsibilities, which is not remedied within thirty (30) days receipt of written notice from the Company, (v) a breach of the Company's then-current corporation policies, procedures and rules, (vi) any material breach of the Davidson Agreement by Mr. Davidson, or (vii) failure to comply with any provision of the gaming laws of the State of Nevada or the rules and regulations of the Nevada Gaming Control Board or the Nevada Gaming Commission or any gaming law, ordinance, rule or regulation of any city or county having jurisdiction, or the gaming laws, regulations and rules of any other nation, state, county or other jurisdiction in which the Company may be doing business at any time which will materially and negatively affect the registration and licensing of the Company.
- "Change of Control" means such circumstances which shall have been deemed to occur upon (i) the consummation of a tender for or purchase of more than 50% of the Company's capital stock by a third party, excluding the initial public offering by the Company of any class of its capital stock, (ii) a merger, consolidation or recapitalization of the Company such that the stockholders of the Company immediately prior to the consummation of such transaction possess less than 50% of the voting securities of the surviving entity immediately after the transaction or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.
- "Diminution of Duties" means any change in Mr. Davidson's title, job duties and responsibilities that materially alters or modifies his employment duties and responsibilities with the Company in any manner that results in a material diminution or reduction of his work duties and responsibilities that occurs following a Change of Control of the Company.

Post-employment or Change in Control Payments—Mark Lerner

If Mr. Lerner's employment is terminated without cause or any successor-in-interest to the Company terminates his employment without cause (including, without limitation, after or as the result of a merger, acquisition, spin-off, or other transaction or change in control), or if Mr. Lerner terminates employment with the Company or any successor-in-interest for cause, Mr. Lerner will continue to receive salary and benefits for a period of six months, offset by any compensation and benefits received from other employment during that period. Pursuant to the 2010 LTIP, if Mr. Lerner is terminated without Cause or with Good Reason (each as defined in the 2010 LTIP) within one year of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration all unvested awards will vest in full. In addition, pursuant to the 2010 LTIP, if Mr. Lerner is Permanently Disabled (as defined in the 2010 LTIP), all awards granted under the 2010 LTIP would vest in full.

Executive Payments and Benefits upon Termination/CIC	Involuntary Termination for Cause	Involuntary Termination Without Cause	CIC with or without Termination (Single Trigger)	Termination for Good Reason or Without Cause following a CIC (Double Trigger)	Death	Disability
Severance	$—	$140,000	$—	$140,000	$—	$ —
Benefit Continuation(1)	—	10,000	—	10,000	—	—
Long-term Incentive						
—Acceleration of Unvested Stock Options	—	--	—	62,438	—	62,438
—Acceleration of Unvested RS	—	--	—	338,520	—	338,520
Total	**$—**	**$150,000**	**$—**	**$550,958**	**$—**	**$400,958**

(1) Annual benefit continuation costs estimated at $20,000 per year.

Post-employment or Change in Control Payments—Derik Mooberry

If Mr. Mooberry's employment is terminated without Cause (as defined in Mr. Mooberry's letter agreement), Mr. Mooberry will continue to receive salary for a period of twelve months following termination. Pursuant to the 2010 LTIP, if Mr. Mooberry is terminated without Cause or with Good Reason (each as defined in the 2010 LTIP) within one year of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration all unvested awards will vest in full. In addition, pursuant to the 2010 LTIP, if Mr. Mooberry is Permanently Disabled (as defined in the 2010 LTIP), all awards granted under the 2010 LTIP would vest in full.

Executive Payments and Benefits upon Termination/CIC	Involuntary Termination for Cause	Involuntary Termination Without Cause	CIC with or without Termination (Single Trigger)	Termination for Good Reason or Without Cause following a CIC (Double Trigger)	Death	Disability
Severance	$—	$300,000	$—	$ 300,000	$—	$ —
Benefit Continuation	—	—	—	—	—	—
Long-term Incentive						
—Acceleration of Unvested Stock Options	—	—	—	219,837	—	219,837
—Acceleration of Unvested RS	—	—	—	855,722	—	855,722
Total	**$—**	**$300,000**	**$—**	**$1,375,559**	**$—**	**$1,075,559**

For purposes of Mr. Mooberry's letter agreement, "Cause" means the following events leading to termination of employment as determined by the Company, upon reasonable investigation, in its judgment and discretion, as the case may be after: (i) a substantial act or omission which is dishonest or fraudulent against the Company, (ii) a conviction of a felony or conviction of a gross misdemeanor involving moral turpitude or criminal conduct against any person or property, including without limitation, the Company, (iii) a substantial act or omission that constitutes willful misconduct in the performance of Mr. Mooberry's job responsibilities or failure to adhere to the Company's then-current policies, procedures or rules,

(iv) any improper or illegal act, omission or pattern of conduct in the performance of Mr. Mooberry's job responsibilities, which is not remedied within thirty (30) days of receipt of written notice from the Company, (v) any material breach of the letter agreement by Mr. Mooberry, or (vi) failure to comply with any provision of the gaming laws of the State of Nevada or the rules and regulations of the Nevada Gaming Control Board or the Nevada Gaming Commission or any gaming law, ordinance, rule or regulation of any city or county having jurisdiction, or the gaming laws, regulations and rules of any other nation, state, county or other jurisdiction in which the Company may be doing business at any time which will materially and negatively affect the registration and licensing of the Company.

Post-employment or Change in Control Payments—John Connelly

Pursuant to the 2010 LTIP, if Mr. Connelly is terminated without Cause or with Good Reason (each as defined in the 2010 LTIP) within one year of a Merger Event (as defined in the 2010 LTIP) in which all of the outstanding shares of Company common stock is exchanged for any lawful consideration all unvested awards will vest in full. In addition, pursuant to the 2010 LTIP, if Mr. Connelly is Permanently Disabled (as defined in the 2010 LTIP), all awards granted under the 2010 LTIP would vest in full.

Executive Payments and Benefits upon Termination/CIC	Involuntary Termination for Cause	Involuntary Termination Without Cause	CIC with or without Termination (Single Trigger)	Termination for Good Reason or Without Cause following a CIC (Double Trigger)	Death	Disability
Severance	$—	$—	$—	$ —	$—	$ —
Benefit Continuation	—	—	—	—	—	—
Long-term Incentive						
—Acceleration of Unvested Stock Options	—	—	—	261,633	—	261,633
—Acceleration of Unvested RS	—	—	—	922,693	—	922,693
Total	**$—**	**$—**	**$—**	**$1,184,326**	**$—**	**$1,184,326**

Certain Relationships and Related Transactions

It is the Company's general policy not to enter into transactions with executive officers, directors, nominees for director, greater than 5% beneficial owners of the Company's common stock, or an immediate family member of any of the foregoing, regardless of the dollar amount involved. To the extent a related party has an interest in a transaction involving the Company or any of its subsidiaries, other than solely as a result of being an executive officer, director, nominee for director or beneficial owner of Company common stock, whether that interest is direct or indirect, the Board of Directors reviews such transaction to determine whether the transaction is in the best interests of the Company and its stockholders and whether it should be approved or ratified. In reviewing the transaction in question, the Board takes into account, among other factors it deems appropriate, the type of transaction, the extent of the related party's interest, and whether the transaction is on terms no less favorable to the Company or its subsidiary than the terms that would generally be agreed to with an unaffiliated third-party under the same or similar circumstances. If a related party transaction is approved or ratified and will be ongoing, at the time of approval or ratification, the Board may establish guidelines for the Company's management to follow in its ongoing dealings with the related party in question. Thereafter, the Board, on at least an annual basis, reviews and assesses ongoing relationships with the related parties to see that they are in compliance with guidelines established by the Board and that the transaction generally remains appropriate.

All matters with respect to the review, approval, or ratification of related party transactions, including any guidelines for ongoing transactions, are evidenced in the minutes of the applicable meetings of the Board. No director participates in any discussion, approval, or ratification of a related party transaction for which he or she (or an immediate family member) is involved other than to provide all material information concerning the transaction to the Board.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2013, Messrs. Robbins and Verner and Mrs. Linden served on the Compensation Committee of the Board of Directors. During the fiscal year ended June 30, 2013, there were no relationships or transactions between the Company and any member of the Compensation Committee requiring disclosure hereunder.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of October 7, 2013, with respect to the beneficial ownership of the Company's common stock, which constitutes the Company's only outstanding class of voting securities, by (i) each person who, to the Company's knowledge based on a review of filings with the SEC, beneficially owned more than 5% of the outstanding shares of the Company's common stock, (ii) each director and each nominee for director, (iii) the Named Executive Officers, and (iv) all of the Company's executive officers and directors as a group. The mailing address for each of the beneficial owners listed below is c/o Bally Technologies, Inc., 6601 South Bermuda Road, Las Vegas, Nevada 89119, unless noted otherwise.

Beneficial Owner	Amount of Beneficial Ownership	Percent of Class(1)
Greater than 5% Beneficial Owners		
Columbia Wanger Asset Management LLC(2)	5,072,000	13.02%
Neuberger Berman Group LLC(3)	3,160,643	8.11%
Eagle Asset Management, Inc.(4)	2,722,212	6.99%
BlackRock Inc.(5)	2,280,389	5.85%
The Vanguard Group, Inc.(6)	2,247,614	5.77%
Directors		
Robert Guido(7)	16,861	*
Josephine Linden(8)	35,678	*
W. Andrew McKenna(9)	37,131	*
David Robbins(10)	388,944	1.00%
Kevin Verner(11)	126,244	*
Named Executive Officers		
Ramesh Srinivasan(12)	134,893	*
Richard Haddrill(13)	341,817	*
Neil Davidson(14)	69,150	*
Mark Lerner(15)	8,000	*
Derik Mooberry(16)	46,557	*
John Connelly	16,573	*
All executive officers and directors as a group(17)	1,221,848	3.04%

* Less than 1%.

(1) Applicable percentage of ownership is based upon 38,955,476 shares of common stock outstanding as of October 7, 2013, and the relevant number of shares of common stock issuable upon exercise of stock options or other awards which are exercisable or have vested or will be exercisable or will vest within 60 days of October 7, 2013. Beneficial ownership includes voting and investment power with respect to shares. Except as otherwise indicated below, to our knowledge, all persons listed in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

(2) Information with respect to Columbia Wanger Asset Management, LLC is based solely on a review of the Schedule 13G/A filed by Columbia Wanger Asset Management, LLC ("Wanger") and Columbia Acorn Fund ("Acorn") with the SEC on February 14, 2013. According to this Schedule 13G/A: Wanger has sole voting power with respect to 4,776,000 shares, sole dispositive power with respect to 5,072,000 shares, and shared voting and shared dispositive power with respect to no shares; and Acorn has sole voting and sole dispositive

power with respect to 3,725,000 shares and shared voting and shared dispositive power with respect to no shares. The reporting persons' address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(3) Information with respect to Neuberger Berman Group LLC ("NB Group") is based solely on a review of the Schedule 13G filed by NB Group, Neuberger Berman LLC ("NB"), Neuberger Berman Management LLC ("NB Management"), and Neuberger Berman Equity Funds ("NB Equity") with the SEC on February 14, 2013. According to this Schedule 13G: NB Group and NB have sole voting and sole dispositive power with respect to no shares, shared voting power with respect to 3,086,102 shares and shared dispositive power with respect to 3,160,643 shares; NB Management has sole voting and sole dispositive power with respect no shares and shared voting and shared dispositive power with respect to 2,794,222 shares; and NB Equity has sole voting and sole dispositive power with respect to no shares and shared voting and shared dispositive power with respect to 2,455,292 shares. The reporting persons' address is 605 Third Avenue, New York, NY 10158.

(4) Information with respect to Eagle Asset Management, Inc. is based solely on a review of the Form 13F filed by Eagle Asset Management, Inc. with the SEC on July 31, 2013. According to this Schedule 13F, Eagle Asset Management, Inc. has sole voting power and sole investment discretion with respect to all 2,722,212 shares of common stock. Eagle Asset Management, Inc.'s address is 880 Carillon Parkway, St. Petersburg, FL 33716.

(5) Information with respect to BlackRock Inc. is based solely on a review of the Schedule 13G/A filed by BlackRock Inc. with the SEC on February 8, 2013. According to this Schedule 13G/A, BlackRock Inc., has sole voting and sole dispositive power with respect to 2,280,389 shares and shared voting and shared dispositive power with respect to no shares. BlackRock Inc.'s address is 40 East 52nd Street, New York, New York 10022.

(6) Information with respect to The Vanguard Group is based solely on a review of the Schedule 13G filed by The Vanguard Group with the SEC on February 13, 2013. According to this Schedule 13G, The Vanguard Group has sole voting power with respect to 30,534 shares, sole dispositive power with respect to 2,219,080 shares, shared voting power with respect to no shares and shared dispositive power with respect to 28,534 shares. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.

(7) Includes 5,511 shares of common stock owned and 11,350 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(8) Includes 16,773 shares of common stock owned and 18,905 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(9) Includes 18,226 shares of common stock owned and 18,905 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(10) Includes 311,702 shares of common stock owned and 77,242 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013. Excludes shares of common stock held by trusts for the benefit of Mr. Robbins's children for which Mr. Robbins does not act as a trustee, and for which shares Mr. Robbins has no voting or pecuniary interest and therefore disclaims beneficial ownership.

(11) Includes 83,002 shares of common stock owned and 43,242 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(12) Includes 78,142 shares of common stock owned and 56,751 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(13) Includes 311,817 shares of common stock owned and 30,000 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(14) Includes 28,152 shares of common stock owned and 40,998 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(15) Includes 6,000 shares of common stock owned and 2,000 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(16) Includes 27,557 shares of common stock owned and 19,000 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

(17) Includes 903,455 shares of common stock owned and 318,393 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days of October 7, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities. To the Company's knowledge, all Section 16(a) filing requirements applicable to the Company's directors, executive officers, and greater than 10% beneficial owners were complied with on a timely basis during the fiscal year ended June 30, 2013.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR FOR THE 2014 ANNUAL MEETING OF STOCKHOLDERS

Stockholders interested in submitting a proposal for inclusion in the Company's proxy statement and form of proxy for the 2014 Annual Meeting of Stockholders must follow the procedures prescribed in SEC Rule 14a-8 promulgated under the Exchange Act. Under Rule 14a-8, to be eligible for inclusion in the Company's proxy statement and form of proxy for the 2014 Annual Meeting of Stockholders, among other things, a proposal must qualify as a proper subject matter under SEC Rule 14a-8 and be received no later than June 30, 2014. Should the Company move the date of the 2014 Annual Meeting of Stockholders more than thirty days from the one-year anniversary of the Meeting, the Company will revise and publicly disclose this deadline accordingly. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement and form of proxy.

The Company's Bylaws also establish an advance notice procedure with regard to nominations of persons for election to the Board of Directors and proposals for other business that are not submitted for inclusion in the Proxy Statement and form of proxy but that a stockholder instead wishes to present directly at an Annual Meeting of Stockholders. If a stockholder wishes to submit a nominee or other business for consideration at the 2014 Annual Meeting of Stockholders without including that nominee or proposal in the Company's Proxy Statement and form of proxy, the Company's Bylaws require, among other things, that written notice of such proposal or nominee be received by the Corporate Secretary no sooner than August 7, 2014, but not later than October 6, 2014. If the date of the 2013 Annual Meeting of Stockholders is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the Meeting, then for notice to be timely it must be received no earlier than the close of business 120 days prior to the 2014 Annual Meeting and not later than the close of business on the later of the date that is 60 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made by the Company. Stockholder proposals and nominees for election to the Board of Directors and written notice thereof should be sent to 6601 South Bermuda Road, Las Vegas, Nevada 89119, Attention: Corporate Secretary. Proposals or nominations not meeting the advance notice requirements in the Company's Bylaws will not be entertained at the 2014 Annual Meeting of Stockholders. A copy of the full text of the relevant Bylaw provisions may be obtained from the Company's filing with the SEC or by writing our Corporate Secretary at the address identified above.

ADDITIONAL INFORMATION

The Company undertakes to provide any person without charge a copy of any of the documents referenced in this Proxy Statement as being available upon written request, including the respective charters of the Audit, Compensation, and Nominating and Corporate Governance Committees, the Code of Ethics, and the Corporate Governance Guidelines, upon receipt of such a written request indicating which document is being requested. Requests should be addressed to: Bally Technologies, Inc., 6601 South Bermuda Road, Las Vegas, Nevada 89119, Attention: Corporate Secretary.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that they or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company if you hold common stock directly. Requests should be addressed to: Bally Technologies, Inc., 6601 South Bermuda Road, Las Vegas, Nevada 89119, telephone (702) 584-7700, Attention: Corporate Secretary.

OTHER MATTERS

The Board of Directors does not know of any other matter that will be brought before the Meeting. However, if any other matter that may properly be acted upon properly comes before the Meeting or any adjournment or postponement thereof, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

You are urged to sign, date, and return the enclosed proxy card in the envelope provided. No further postage is required if the envelope is mailed within the United States. If you later decide to attend the

Meeting and wish to vote your shares, you may do so. Your cooperation in giving this matter your prompt attention is appreciated.

BY ORDER OF THE BOARD OF DIRECTORS



Mark Lerner
Senior Vice President, General Counsel and Secretary

AMENDED AND RESTATED
BALLY TECHNOLOGIES, INC.
2010 LONG TERM INCENTIVE PLAN
(amended and restated as of October 22, 2013)

The Bally Technologies, Inc. 2010 Long Term Incentive Plan (the "Plan") is an amendment and restatement of the Bally Technologies, Inc. 2001 Long Term Incentive Plan and was established by the Board of Directors (the "Board") of Bally Technologies, Inc. (the "Company") on October 1, 2009, subject to approval by the Company's stockholders at a meeting of the Company's stockholders or by written consent in accordance with the laws of the State of Nevada, which approval must be obtained within twelve (12) months of the adoption of this Plan by the Board. The Plan will continue in effect until terminated by the Board in accordance with the terms of the Plan.

1. PURPOSE OF THE PLAN

The Plan is intended to encourage stock ownership by directors, employees and designated paid consultants of the Company and its subsidiaries (collectively, the "Subsidiaries" and individually, a "Subsidiary"), in order to increase their proprietary interest in the success of the Company and to encourage them to remain in the employ of the Company or a Subsidiary.

Options granted under the Plan may be either Incentive Stock Options or Nonstatutory Stock Options; the term "Option" when used hereinafter refers to either Incentive Stock Options or Nonstatutory Stock Options, or both. Restricted Stock and Restricted Stock Units awarded under the Plan are subject to restrictions as determined in each specific case by the Board or by a duly appointed committee of the Board (the "Committee"). Stock Appreciation Rights and Incentive Bonuses may also be granted under the Plan. The term "Award" when used hereinafter collectively refers to Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units awarded under the Plan.

2. ADMINISTRATION

Administration of the Plan. The Plan is administered by the Board or, if the Board so determines, by the Committee, provided that except as otherwise provided below, in the case of Awards to directors or officers subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Committee has exclusive responsibility for and authority to administer the Plan unless the Board expressly determines otherwise. The membership of the Committee consists of not less than two members of the Board and will be constituted, if possible, to permit the Plan to comply with Rule 16b-3 promulgated under the Exchange Act or any successor rule ("Rule 16b-3") and with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Duly authorized actions of the Committee constitute actions of the Board for the purposes of the Plan and its administration. The Board or the Committee, as applicable, has authority in its sole discretion:

- to determine which directors, employees and consultants, to which of such directors, employees and consultants, if any, Awards shall be granted hereunder and the timing of any such Awards;
- to grant Awards to directors, employees and consultants and determine the terms and conditions thereof, including the number of shares of Stock or amount of cash subject to Awards and the exercise or purchase price of such shares and the circumstances under which Awards become exercisable, vested or payable or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors;
- to determine the base price of any Stock Appreciation Right, the Incentive Stock Option Price or the Nonstatutory Stock Option Price (both as defined below) of, and the number of shares of Stock

(as defined below) to be covered by, Stock Appreciation Rights and Options granted under the Plan;

- to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting, payment and/or ability to retain any Award;
- to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by holders of Awards under this Plan;
- to approve corrections in the documentation or administration of any Award;
- to require or permit elections and/or consents under this Plan to be made by means of such electronic media as the Committee may prescribe;
- to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to define terms not otherwise defined herein; and
- to make all other determinations which the Board or Committee, as applicable, deem necessary or advisable for the administration of the Plan.

Reserved Authority of the Board. The Committee has all the powers and duties set forth above, as well as any additional powers and duties that the Board may delegate to it; provided, however, that the Board expressly retains the right (i) to determine whether the shares of Stock reserved for issuance upon the exercise and/or payment in respect of Awards granted under the Plan shall be issued shares or unissued shares, (ii) to appoint the members of the Committee, and (iii) to terminate or amend the Plan. The Board may from time to time appoint members of the Committee in substitution for or in addition to members previously appointed, may fill vacancies in the Committee, and may discharge the Committee.

3. COMMON STOCK SUBJECT TO THE PLAN

Limitation on Number of Shares. The number of shares which may be issued pursuant to all Awards granted under the Plan is limited to an aggregate of 17,350,000 shares of the common stock, $.10 par value, of the Company (the "Stock"). Solely with respect to Awards granted on or after the date of the 2010 Annual Meeting of Stockholders, any shares of Stock issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Incentive Bonuses shall be counted against the limit in the preceding sentence as one and three-quarters (1.75) shares for every share granted. The shares reserved for issuance pursuant to the Plan may consist either of authorized but previously unissued shares of Stock, or of issued shares of Stock which have been reacquired by the Company, as determined from time to time by the Board. If any Option or Stock Appreciation Right granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, or any other Award is forfeited for any reason, the shares of Stock allocable to the unexercised portion of the Option or Stock Appreciation Right or to the forfeited portion of the Award may again be made subject to an Option or Award under the Plan; provided, however, that any shares of Stock subject to Awards granted on or after the date of the 2010 Annual Meeting of Stockholders that again become available for grant pursuant to this Section 3 shall be added back as one and three-quarters (1.75) shares if such shares were subject to Awards of Restricted Stock, Restricted Stock Units or Incentive Bonuses, and one (1) share if such shares were subject to any other Awards granted under the Plan. Notwithstanding the foregoing, Stock subject to an Award may not again be made available for issuance under the Plan if such Stock is: (i) Stock that was subject to a stock-settled Stock Appreciation Right and was not issued upon the net settlement or net exercise of such Stock Appreciation Right; (ii) Stock used to pay the exercise price of an Option; (iii) Stock delivered to or withheld to pay the withholding taxes related to an Award; or (iv) Stock repurchased on the open market with the proceeds of an Option exercise.

Adjustments of Number of Shares. In the event of a change in the common stock of the Company that is limited to a change in the designation thereof to "Capital Stock" or other similar designation, or to a change in the par value thereof, or from par value to no par value, without increase or decrease in the number of issued shares, the shares resulting from any such change are deemed to be the common stock for purposes of the Plan.

4. ELIGIBILITY

Awards may be granted under the Plan to paid consultants, directors and employees of the Company or a Subsidiary designated by the Board or the Committee, provided that Incentive Stock Options may be awarded only to regular full-time employees of the Company or a Subsidiary (including employees who serve as officers or directors). As used in the Plan, "paid consultant" means a natural person who is an independent contractor retained to perform continuing and substantial services for the Company or any subsidiary, and designated as a paid consultant by the Board or the Committee, except that no individual shall be designated a "paid consultant" for purposes of this Plan if such individual is engaged in promoting or maintaining a market in the securities of the Company, or in any other capacity that would result in the Form S-8 registration statement being ineffective as to any Awards made to such individual. Any person granted an Award under the Plan (a "Grantee") remains eligible to receive one or more additional grants thereafter, notwithstanding that Options or Stock Appreciation Rights previously granted to such person remain unexercised in whole or in part, or that the applicable restrictions on any Restricted Stock or Restricted Stock Units issued to such person have not lapsed.

5. STOCK OPTIONS

In General. The Plan authorizes the Board or the Committee to grant Options that qualify as incentive stock Options pursuant to Section 422 of the Code ("Incentive Stock Options"), or Options that do not so qualify ("Nonstatutory Stock Options"). Each Option granted under the Plan is evidenced by a written and executed Option agreement which will specify whether the Option granted therein is an Incentive Stock Option or a Nonstatutory Stock Option.

Incentive Stock Options. Each stock Option agreement covering an Incentive Stock Option granted under the Plan and any amendment thereof, other than an amendment to convert an Incentive Stock Option into a Nonstatutory Stock Option, will conform to the following provisions and may contain other terms and provisions consistent with the requirements of the Plan as the Board or the Committee deem appropriate:

Option Price. The purchase price of each of the shares of Stock subject to an Incentive Stock Option (the "Incentive Stock Option Price") will be a stated price which is not less than the fair market value of such share of Stock, determined in accordance with Section 11 below, or the par value of such share if greater, as of the date such Incentive Stock Option is granted; provided, however, that if an employee, at the time an Incentive Stock Option is granted to him or her, owns stock representing more than 10 percent of the total combined voting power of all classes of stock of the Company or of the parent corporation (as defined in Section 424(e) of the Code), if any, of the Company or of any of the Subsidiaries (or, under Section 424(d) of the Code, is deemed to own stock representing more than 10 percent of the total combined voting power of all such classes of stock, by reason of the ownership of such classes of stock, directly or indirectly, by or for any brother, sister, spouse, ancestor, or lineal descendent of such employee, or by or for any corporation, partnership, estate or trust of which such employee is a stockholder, partner or beneficiary), then the Incentive Stock Option Price of each share of Stock subject to such Incentive Stock Option will be at least 110 percent of the fair market value of such share of Stock, as determined in accordance with Section 11 below.

Term. Incentive Stock Options granted under the Plan will be exercisable for the periods determined by the Board or the Committee at the time of grant of each Incentive Stock Option, but in no event is an Incentive Stock Option exercisable after the expiration of ten years from the date of grant; provided, however, that an Incentive Stock Option granted to any employee as to whom the Incentive Stock Option Price of each share of Stock subject thereto is required to be 110 percent of the fair market value of the share of Stock pursuant to the preceding paragraph will not be exercisable after the expiration of five years from the date of grant. Each Incentive Stock Option granted under the Plan is also subject to earlier termination as provided in the Plan.

Exercise. Generally under the Plan, Incentive Stock Options may be exercised in whole or in installments, to the extent, and at the time or times during the terms thereof, as determined by the Board or the Committee at the time of grant of each Option.

Incentive Stock Options granted under the Plan are exercisable only by delivery to the Company of written notice of exercise, which states the number of shares with respect to which such Incentive Stock Option is exercised, the date of grant of the Incentive Stock Option, the aggregate purchase price for the shares with respect to which the Incentive Stock Option is exercised and the effective date of such exercise, which date may not be earlier than the date the notice is received by the Company nor later than the date upon which the Incentive Stock Option expires. The written notice of exercise must be sent together with the full Incentive Stock Option Price of the shares purchased, which may be paid in cash or in shares of any class of issued and outstanding stock of the Company held by the Option holder, whether preferred or common, or partly in cash and partly in such shares of stock. If any portion of the Incentive Stock Option Price is paid in shares of stock of the Company, the shares will be valued at their fair market value, as determined in accordance with Section 11 below, as of the effective date of exercise of the Incentive Stock Option. The delivery of shares of stock upon exercise of an Incentive Stock Option shall be subject to such restrictions as the Board or the Committee may determine to be appropriate, including, without limitation, a requirement that such shares be held by an agent designated by the Company until sold or otherwise disposed of by the Option holder, to assure that the Company is advised of any disposition of such shares by the Option holder within two years of the date of grant of the Incentive Stock Option or within one year after the date of exercise of the Incentive Stock Option.

In general, an Incentive Stock Option granted under the Plan remains outstanding and is exercisable only so long as the person to whom the Incentive Stock Option was granted remains an officer or employee of the Company, the parent corporation, if any, of the Company, or any of the Subsidiaries. All Incentive Stock Options granted under the Plan are nontransferable, except by will or the laws of descent and distribution, and are exercisable during the lifetime of the person to whom granted only by such person (or his duly appointed, qualified, and acting personal representative).

No Incentive Stock Option may be exercised as to fewer than 100 shares of Stock at any one time without the consent of the Board or the Committee, unless the number of shares to be purchased upon the exercise is the total number of shares at the time available for purchase under the Incentive Stock Option.

The Board or the Committee may also permit Grantees (either on a selective or group basis) pay the Incentive Stock Option Price through withholding of shares of Stock otherwise issuable upon exercise of the Option and/or to simultaneously exercise Options and sell the shares of the Stock thereby acquired pursuant to a "cashless exercise" arrangement or program selected by and approved of in all respects in advance by the Board or the Committee. Payment instruments shall be received by the Company subject to collection. The proceeds received by the Company upon exercise of any Option may be used by the Company for general corporate purposes. Any portion of an Option that is exercised may not be exercised again.

Nonstatutory Stock Options. Each stock Option agreement covering a Nonstatutory Stock Option granted under the Plan and any amendment thereof will conform to the following provisions and may contain other terms and provisions consistent with the requirements of the Plan as the Board or the Committee deem appropriate:

Option Price. The purchase price of each of the shares of Stock subject to a Nonstatutory Stock Option (the "Nonstatutory Stock Option Price") will be a fixed price determined by the Board or the Committee at the time of grant, which will not be less than the greater of the par value of such share, or 100 percent of the fair market value of such share, determined in accordance with Section 11 below, on the date of the grant of the Nonstatutory Stock Option.

Term. Nonstatutory Stock Options granted under the Plan will be exercisable for the periods determined by the Board or the Committee at the time of grant of each Nonstatutory Stock Option, but in no event is a Nonstatutory Stock Option exercisable after the expiration of ten years from the time of grant. Each Nonstatutory Stock Option granted under the Plan will also be subject to earlier termination as provided in the Plan.

Exercise. Generally, under the Plan, Nonstatutory Stock Options may be exercised in whole or in installments to the extent, and at the time or times during the terms thereof, as determined by the Board or the Committee at the time of grant of each Option.

Nonstatutory Stock Options granted under the Plan are exercisable only by delivery to the Company of written notice of exercise, which states the number of shares with respect to which such Nonstatutory Stock Option is exercised, the date of grant of the Nonstatutory Stock Option, the aggregate purchase price for the shares with respect to which the Nonstatutory Stock Option is exercised and the effective date of such exercise, which date may not be earlier than the date the notice is received by the Company nor later than the date upon which the Nonstatutory Stock Option expires. The written notice of exercise must be sent together with the full Nonstatutory Stock Option Price of the shares purchased, which may be paid in cash or in shares of any class of issued and outstanding stock of the Company held by the Option holder, whether preferred or common, or partly in cash and partly in such shares of stock. If any portion of the Nonstatutory Stock Option Price is paid in shares of stock of the Company, the shares will be valued at their fair market value, as determined in accordance with Section 11 below, as of the effective date of exercise of the Nonstatutory Stock Option.

In general, a Nonstatutory Stock Option granted under the Plan remains outstanding and is exercisable only so long as the person to whom the Nonstatutory Stock Option was granted remains either a director, employee or paid consultant of the Company, the parent corporation, if any, of the Company, or any of the Subsidiaries. A person is deemed to be a paid consultant only so long as he or she continues to perform and be compensated for substantial services for the Company, the parent corporation, if any, of the Company, or a Subsidiary, as to which the determination of the Board or the Committee, as applicable, will be binding and conclusive. Unless the Board or Committee determines otherwise, all Nonstatutory Stock Options granted under the Plan will be nontransferable, except by will or the laws of descent and distribution.

No Nonstatutory Stock Option may be exercised as to fewer than 100 shares at any one time without the consent of the Board or the Committee, unless the number of shares to be purchased upon the exercise is the total number of shares at the time available for purchase under the Nonstatutory Stock Option.

The Board or the Committee may also permit Grantees (either on a selective or group basis) to pay the Nonstatutory Stock Option Price through withholding of shares of Stock otherwise issuable upon exercise of the Option and/or to simultaneously exercise Options and sell the shares of the Stock thereby acquired pursuant to a "cashless exercise" arrangement or program selected by and approved of in all respects in advance by the Board or the Committee. Payment instruments shall be received by the Company subject to collection. The proceeds received by the Company upon exercise of any Option may be used by the Company for general corporate purposes. Any portion of an Option that is exercised may not be exercised again.

Automatic Exercise. Notwithstanding anything herein or in a stock option agreement to the contrary, if (i) a Grantee has not exercised any portion of an Option granted under this Plan prior to the date such Option would otherwise expire (for any reason), and (ii) as of the date the Option would otherwise expire, the fair market value of the shares underlying the portion of such Option that is then exercisable exceeds, by at least $500, the sum of the aggregate exercise price for the portion of such Option that is then exercisable, plus any tax withholding obligations that would be due upon exercise of the then exercisable portion of such Option, then, unless the Company receives contrary instructions from the Grantee, the portion of such Option that is then exercisable shall be automatically exercised by the Company on the date the Option would otherwise expire with shares otherwise issuable upon such exercise withheld to fund payment of the exercise price and tax withholding obligations due upon such automatic exercise. The net shares issuable to the Grantee following an automatic option exercise as described in the preceding sentence shall be promptly delivered to the Grantee; provided that, if the Company cannot deliver such shares due to its inability to locate the Grantee after using commercially reasonable efforts to do so, such shares shall be deemed forfeited by the Grantee to the Company without payment of any additional consideration therefor.

6. RESTRICTIONS APPLICABLE TO RESTRICTED STOCK

The Board or the Committee may place any restrictions it deems appropriate on any shares of Stock awarded under this Section 6 ("Restricted Stock") to an employee, director or paid consultant; provided, however, that shares of Restricted Stock awarded under this Section 6 are subject to certain restrictions including the following:

Vesting. In general, other than with respect to Awards to directors who are not also employees of the Company, the grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and the grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock that is based solely upon continued employment or service and/or the passage of time may not vest or be settled in full prior to three years following its date of grant, but may be subject to pro-rata vesting over such period, except that the Committee may provide for the satisfaction and/or lapse of all conditions under any such Award as set forth in Sections 12 and 13 below, and the Committee may provide that any such restriction or limitation will not apply in the case of an Award that is issued in payment or settlement of compensation that has been earned by the Grantee. Any shares of Restricted Stock remaining subject to forfeiture in accordance with the related vesting schedule are hereinafter referred to as "Unvested Shares." Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified when the Award is granted.

Delivery to Escrow. Unless the Board or the Committee determines otherwise, upon issuance of a certificate evidencing such shares the recipient will be required to deliver the certificate, endorsed in blank or with a duly executed stock power attached, to the Secretary of the Company, or such other person or entity as the Board or the Committee may designate, to be held until any vesting restrictions applicable thereto have lapsed or any Unvested Shares have been forfeited.

Legend. Unless the Board or the Committee determines otherwise, each certificate evidencing Unvested Shares issued under the Plan will bear a legend to the effect that such shares are subject to potential forfeiture and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with the terms of an agreement between the issuer and the registered owner.

7. RESTRICTED STOCK UNITS

The Committee may at any time and from time to time grant Restricted Stock Units under the Plan in such amounts as it determines. Each Restricted Stock Unit shall entitle the Grantee to receive from the Company at the end of the vesting period applicable to such unit one share of Stock, unless the Grantee elects in a timely fashion prior to the end of the vesting period to defer the receipt of the shares of Stock subject to the Award of Restricted Stock Units. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement which shall specify the applicable restrictions on such units including the following:

Vesting. In general, other than with respect to Awards to directors who are not also employees of the Company, the grant, issuance, retention, vesting and/or settlement of shares of Stock underlying an Award of Restricted Stock Units that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and the grant, issuance, retention, vesting and/or settlement of shares of Stock underlying an Award of Restricted Stock Units that is based solely upon continued employment or service and/or the passage of time may not vest or be settled in full prior to three years following its date of grant, but may be subject to pro-rata vesting over such period, except that the Committee may provide for the satisfaction and/or lapse of all conditions under any such Award as set forth in Sections 12 and 13 below, and the Committee may provide that any such restriction or limitation will not apply in the case of an Award that is issued in payment or settlement of compensation that has been earned by the Grantee. Any Restricted Stock Units that have not yet vested in accordance with the related vesting schedule are hereinafter referred to as "Unvested Units." Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock Units that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified when the Award is granted.

8. STOCK APPRECIATION RIGHTS

The grant of Stock Appreciation Rights under the Plan is subject to the following terms and conditions and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Board or the Committee sets forth in the relevant Award agreement:

Stock Appreciation Rights. A Stock Appreciation Right is an Award granted with respect to a specified number of shares of Stock entitling the Grantee to receive an amount equal to the excess of (a) the fair market value of a share of Stock on the date of exercise over (b) the fair market value of a share of Stock on the date of grant of the Stock Appreciation Right (the "Base Price") multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right has been exercised. Fair market value is determined in accordance with Section 11 below.

Grant. A Stock Appreciation Right may be granted in addition to any other Award under the Plan or in tandem with or independent of any Nonstatutory Stock Option or Incentive Stock Option.

Date of Exercisability. Unless otherwise provided in the Grantee's Award agreement in respect of any Stock Appreciation Right, a Stock Appreciation Right may be exercised by the Grantee, in accordance with and subject to all of the procedures established by the Board or the Committee, in whole or in part at any time and from time to time during its specified term. Notwithstanding the preceding sentence, in no event is a Stock Appreciation Right exercisable prior to the exercisability of any Non-Qualified Stock Option or Incentive Stock Option with which it is granted in tandem. The Board or the Committee may also provide, as set forth in the relevant Award agreement, that some Stock Appreciation Rights will be automatically exercised on one or more dates specified by the Board or the Committee.

Form of Payment. Upon exercise of a Stock Appreciation Right, payment may be made in cash, in Restricted Stock or in shares of unrestricted Stock, or in any combination thereof, as the Board or the Committee, in its sole discretion, determines and provides in the relevant Award agreement.

Tandem Grant. The right of the Grantee to exercise a tandem Stock Appreciation Right terminates to the extent the Grantee exercises the Non-Qualified Stock Option or the Incentive Stock Option to which the Stock Appreciation Right is related.

9. INCENTIVE BONUSES

The grant of Incentive Bonuses under the Plan is subject to the following terms and conditions and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Board or the Committee sets forth in the relevant Award documentation:

Incentive Bonuses. Each Incentive Bonus Award will confer upon the Grantee the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period specified by the Committee.

Performance Criteria. The Committee shall establish the performance criteria and level of achievement versus these criteria that shall determine the target, threshold and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify the percentage of the target Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Incentive Bonus is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment of any Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash, in Restricted Stock or in shares of unrestricted Stock, or in any combination thereof, as the Board or the Committee, in its sole discretion, determines.

Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may, to the extent specified in the Award documentation, be reduced, but not increased, by the Committee on the basis of such further considerations as the Committee shall determine.

10. RIGHTS OF GRANTEES

Options; Stock Appreciation Rights. No holder of an Option or Stock Appreciation Right will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to such Option or Stock Appreciation Right unless and until his or her Option or Stock Appreciation Right has been exercised pursuant to the terms thereof, the Company has issued and delivered to the holder of the Option or Stock Appreciation Right the shares of Stock as to which the holder has exercised his or her Option or Stock Appreciation Right, and the holder's name has been entered as a stockholder of record on the books of the Company. Thereupon, such person shall have full voting and other ownership rights with respect to such shares of Stock.

Restricted Stock. Each recipient of a Restricted Stock Award is deemed to be the registered owner of any Unvested Shares subject to such award, notwithstanding that such shares may be subject to restrictions and possible forfeiture under the terms of the agreement pursuant to which they were received. Unless and until all or a portion of the Unvested Shares are forfeited in accordance with the terms of such agreement, the recipient thereof will have full voting rights with respect to such shares as well as the right to receive any and all distributions thereon.

Restricted Stock Units. No holder of a Restricted Stock Unit will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to such Restricted Stock Unit unless and until the Company has issued and delivered to the holder of the Restricted Stock Unit the shares of Stock as to which the Award of Restricted Stock Units has vested, and the holder's name has been entered as a stockholder of record on the books of the Company. Thereupon, such person shall have full voting and other ownership rights with respect to such shares of Stock.

11. DETERMINATION OF FAIR MARKET VALUE

For the purposes of the Plan, "fair market value" means the fair market value of Stock, Awards or other property as determined in good faith by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the fair market value of Stock as of any given date shall be the closing sale price per share of Stock reported on a consolidated basis for securities listed on the principal stock exchange or market on which Stock is traded on the date as of which such value is being determined or, if there is no sale on the principal stock exchange or market that day, then on the last previous day on which a sale on the principal stock exchange or market was reported. Notwithstanding anything herein to the contrary, the Board or the Committee may determine the fair market value of a share of Stock on the basis of such factors as it deems appropriate, consistent with Section 409A of the Code, if it determines in good faith that the approach specified above does not properly reflect the fair market value of such Stock.

12. RETIREMENT, TERMINATION OF EMPLOYMENT OR DEATH OF HOLDERS OF AWARDS

Retirement or Disability. If a Grantee retires from employment with the Company or any of its Subsidiaries as a result of normal retirement (that is, termination of employment by the Grantee after he or she attains age sixty-five (65)), or terminates employment or service with the Company after becoming "permanently disabled" (as defined in the Bally Technologies, Inc. 401(k) Plan as in effect on the date of adoption of the Plan by the Board), any restrictions then applicable to his or her Award will lapse and it will thereafter be exercisable (in the case of Options and Stock Appreciation Rights) or vested and transferable (in the case of Restricted Stock and Restricted Stock Units) in whole or in part, by the person to whom granted (or his or her duly appointed, qualified, and acting personal representative) in the manner set forth in Sections 5, 6, 7 and 8 above, at any time within the remaining term of the Award, unless otherwise determined by the Board or the Committee at the time of grant.

Other Termination of Service or Employment. Except as determined by the Board or the Committee at the time of grant, or as otherwise provided herein or in a Grantee's employment agreement, (a) if a person to whom Restricted Stock has been awarded under the Plan ceases to be either a director, employee or paid consultant of the Company or a Subsidiary, any Unvested Shares of Restricted Stock held by the person are forfeited as of the last date he or she was either a director, employee or paid consultant of the Company or a Subsidiary, (b) if a person to whom Restricted Stock Units and/or an Incentive Bonuses have been awarded under the Plan ceases to be either a director, employee or paid consultant of the Company or a Subsidiary, the unvested portion, if any, of such Awards held by the person are forfeited as of the last date he or she was either a director, employee or paid consultant of the Company or a Subsidiary, and (c) if a person to whom an Option or Stock Appreciation Right has been granted under the Plan ceases to be either a director, employee or paid consultant of the Company or a Subsidiary, such Option or Stock Appreciation Right will continue to be exercisable or transferable to the same extent that it was exercisable on the last day on which he or she was either a director, employee or paid consultant for a period of 60 days thereafter, whereupon such Option or Stock Appreciation Right will terminate and not be exercisable thereafter; provided, however, that in the event of termination of employment, termination of service as a paid consultant, or removal from office as a director for Cause (as defined below), any such Option or Stock Appreciation Right will terminate ten days after such termination of employment, service or removal from office rather than 60 days thereafter. Notwithstanding the immediately preceding sentence, the term during which an Option or Stock Appreciation Right may be exercised shall not in any event extend beyond the remaining term of such Award as specified in connection with the grant thereof. No Award made under the Plan will be affected by any change of duties or position of the person to whom the Award was made or by any temporary leave of absence granted to the person by the Company or any of its Subsidiaries. For purposes of the Plan, "Cause" means (i) the Grantee being convicted of a felony, (ii) the Grantee willfully committing an act of embezzlement or malfeasance which is intended to materially enrich himself or herself at the expense of the Company or any of its Subsidiaries or is otherwise intended to materially harm the Company, or (iii) the Grantee being rejected for an applicable license or approval by a gaming regulatory authority having jurisdiction over the Company as a result of an explicit finding of lack of suitability solely as a result of the Grantee's commission of a crime or an act of embezzlement or malfeasance.

Death. Unless otherwise determined by the Board or the Committee at the time of grant, (a) if a person to whom an Option or Stock Appreciation Right has been granted under the Plan dies prior to the expiration of the term of the Option or Stock Appreciation Right, the Option or Stock Appreciation Right is exercisable by the estate of the Grantee, or by a person who acquired the right to exercise such Option or Stock Appreciation Right by bequest or inheritance from the Grantee, at any time within two years after the death of the person and prior to the date upon which such Option or Stock Appreciation Right expires as specified in connection with the grant thereof, to the extent and in the manner exercisable by the Grantee at the date of his or her death; (b) if a person to whom Restricted Stock has been awarded under the Plan dies prior to the lapse of all restrictions applicable to such Restricted Stock, any Unvested Shares held by such person on the date of his or her death will be forfeited; and (c) if a person to whom Restricted Stock Units and/or Incentive Bonuses have been awarded under the Plan dies, the unvested portion, if any, of such Awards held by the person on the date of his or her death will be forfeited.

Termination with Board Approval. If a Grantee ceases to be either a director, employee or paid consultant of the Company or a Subsidiary for any reason other than removal for Cause, and the Board or the Committee expressly determines that such termination of service or employment is in the best interests of the Company, then an Option or Stock Appreciation Right awarded to the Grantee under the Plan will be exercisable by the Grantee or by the estate of the Grantee, by a person who acquired the right to exercise such Option or Stock Appreciation Right by bequest or inheritance from the Grantee or otherwise, for an additional period following termination of service or employment as determined by the Board or the Committee but in no event later than the date upon which such Option or Stock Appreciation Right would have expired absent such termination of service or employment. Any such extended Option or Stock Appreciation Right will be exercisable only to the extent and in the manner exercisable by the Grantee at the time of such termination of service or employment.

Incentive Stock Options. Notwithstanding anything herein to the contrary or the provisions of any employment agreement, no Incentive Stock Option shall be exercisable after the date that is (a) in the case of the Grantee's termination of employment for any reason other than death or disability, three months following such termination of employment, or (b) in the case of the Grantee's termination of employment due to death or Total and Permanent Disability (as defined in Code section 22(e)(3)), twelve months following such termination of employment.

13. ADJUSTMENTS

Changes in Capitalization. In the event of any change in the number of shares of the outstanding Stock of the Company by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, or similar event, the Board or the Committee will adjust proportionally (a) the number and kind of shares subject to the Plan, (b) the number and kind of shares then subject to unexercised Options and Stock Appreciation Rights and outstanding Awards of Restricted Stock and Restricted Stock Units and (c) the per share Incentive Stock Option Price, Nonstatutory Stock Option Price or Base Price (as the case may be) of unexercised Options and Stock Appreciation Rights. Any such adjustment will be made without a change in the aggregate purchase price or aggregate Base Price of the shares of the Stock subject to the unexercised portion of any Option or Stock Appreciation Right.

Merger Event. In the event of any merger, spin-off, split-off or other similar consolidation, reorganization or change affecting any class of stock of the Company (a "Merger Event") subject to Awards made under the Plan, or any distribution (other than normal cash dividends) to holders of the stock, fair and equitable adjustment will be made in good faith by the Board or the Committee, including (without limitation) adjustments to avoid fractional shares, in respect of (a) all unexercised Options or Stock Appreciation Rights and (b) all then outstanding Awards of Restricted Stock, Restricted Stock Units or Incentive Bonuses to give proper effect to such event and preserve the value, rights and benefits of such Awards; provided, however, that the Board or the Committee may, in the case of any Merger Event pursuant to which the Company is not the surviving corporation and pursuant to which the former holders of the Stock do not hold, directly or indirectly, more than a majority of the voting securities of the resulting entity immediately after the Merger Event or in connection with any acquisition by any person of more than 50 percent of the outstanding shares of the Stock, provide that each Option or Stock Appreciation Right holder will receive a cash payment (in exchange for and in cancellation of such Option or Stock Appreciation Right) equal to the difference (if greater than zero) between the value of the per share consideration received by the holders of the Stock in the Merger Event or the acquisition and the purchase price or Base Price of such Option or Stock Appreciation Right, multiplied by the number of shares of the Stock underlying such Option or Stock Appreciation Right (and if the difference is equal to or less than zero, the Committee may provide that each such holder will receive no payment, nor any other compensation, in exchange for and in cancellation of any such Option or Stock Appreciation Right). In addition, in the event that (i) there occurs any Merger Event pursuant to which all of the outstanding Stock held by the stockholders of the Company is exchanged for any lawful consideration and (ii) within twelve months following the date of such Merger Event, a Grantee's employment or service with the Company is terminated either by the Company without Cause or by the Grantee for Good Reason (as defined below), then, effective immediately prior to such termination of employment or service, all unvested and unexercisable Options or Stock Appreciation Rights held by the Grantee on the date on which his or her employment or service terminated will become 100 percent vested and exercisable, and all restrictions then applicable to Awards of Restricted Stock and Restricted Stock Units held by the Grantee on the date on which his or her employment or service terminated will lapse and such Awards will thereafter be fully vested and transferable. For purposes of the Plan, "Good Reason" means, unless otherwise provided in a Grantee's employment agreement, (x) a material reduction in the Grantee's base salary or (y) a material reduction in the Grantee's duties or responsibilities.

14. MAXIMUM AWARDS

The following maximum annual and other amounts are subject to adjustment under Section 13 above and are subject to the Plan maximum under Section 3 above. Each individual Grantee may not receive in any fiscal year Awards of Options, Stock Appreciation Rights, Restricted Stock and/or Restricted Stock Units exceeding 1,500,000 underlying shares of Stock. The maximum amount payable pursuant to that portion of an Incentive Bonus granted in any fiscal year to any Grantee under this Plan that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall not exceed ten million dollars ($10,000,000). Notwithstanding the foregoing, to the extent that the aggregate fair market value of stock (determined at the time of grant of the Option) for which Incentive Stock Options first become exercisable by a Grantee during a calendar year (under all Option plans of the Company) exceeds $100,000, such Options shall be treated as Options that are not Incentive Stock Options.

15. QUALIFYING PERFORMANCE CRITERIA

General. The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Stock to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Committee may specify that an Award or a portion of an Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

Qualifying Performance Criteria. For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee: (a) revenues; (b) earnings per share (basic or diluted), earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, incentives, service fees or extraordinary or special items; (c) net income or net income per common share (basic or diluted); (d) return on assets, return on net assets, return on investment, return on capital, or return on equity; (e) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (f) economic value created or added; (g) operating margin or profit margin; (h) stock price, dividends or total stockholder return; and (i) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or value added, market share, product development or introduction, geographic business expansion goals, cost targets, debt reduction, customer satisfaction, employee satisfaction, information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. To the extent consistent with Section 162(m) of the Code, the Committee (i) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with accounting principles generally accepted in the United States of America, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (ii) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (1) asset write-downs, (2) litigation, claims, judgments or settlements, (3) the effect of changes in tax law or other such laws or provisions affecting reported results, (4) accruals for reorganization and restructuring programs and (5) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

16. MANNER OF GRANT

Nothing contained in the Plan or in any resolution adopted by the Board or any committee thereof or by the stockholders of the Company with respect to the Plan, except as provided in the Plan, will constitute the granting of an Award under the Plan. The granting of an Award under the Plan is deemed to occur only upon the date on which the Board or the Committee approves the grant of the Award. Each Award granted under the Plan shall be evidenced by a written agreement, in the form determined by the Board or the Committee, signed by a representative of the Board or the Committee and the recipient thereof.

17. COMPLIANCE WITH LAWS AND REGULATIONS

The obligation of the Company to sell and deliver any shares of Stock under the Plan is subject to all applicable laws, rules and regulations, and the obtaining of all approvals by governmental agencies deemed necessary or appropriate by the Board or the Committee. In general, the Board or the Committee may make such changes in the Plan and include such terms in any Award agreement as may be necessary or appropriate, in the opinion of counsel to the Company, to comply with the rules and regulations of any governmental authority, or to obtain for employees granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and the regulations thereunder.

18. TAX WITHHOLDING

The Company or Subsidiary for which services are performed by a director, employee or paid consultant granted an Award under the Plan has the right to deduct or otherwise effect a withholding of any tax (including, without limitation, any FICA (employment) tax required to be withheld under Chapter 21 of the Code, any income tax required to be withheld under Chapter 24 of the Code, and any similar tax imposed under state, local, or foreign law) required by federal, state, local or foreign laws to be withheld or otherwise deducted and paid with respect to the grant, vesting or exercise of any Award; or, in lieu of such withholding, to require that the Grantee or person holding such Award pay to the Company or such Subsidiary in cash (or, at the sole discretion of the Board or the Committee, in the form of shares of Stock) the amount of any taxes required to be withheld or otherwise deducted and paid by the Company or its Subsidiary in connection with the grant, vesting or exercise of any Award. The Company may condition any delivery of stock certificates or other evidence of ownership of shares of Stock on payment of the tax amounts referred to in this Section 18.

19. CERTAIN LIMITATIONS ON AWARDS TO ENSURE COMPLIANCE WITH CODE SECTION 409A.

For purposes of this Plan, references to an award term or event (including any authority or right of the Company or a Participant) being consistent with Code Section 409A shall mean that the term or event will not cause the Participant to be liable for payment of interest or a tax penalty under Code Section 409A. Other provisions of the Plan notwithstanding, the terms of any award including any authority of the Company and rights of the Participant with respect to the award, shall be limited to those terms permitted under Code Section 409A, and any terms not permitted under Code Section 409A shall be automatically modified and limited to the extent necessary to conform with Code Section 409A. For this purpose, other provisions of the Plan notwithstanding, the Company shall have no authority to accelerate distributions relating to 409A Awards in excess of the authority permitted under Code Section 409A, and any distribution subject to Code Section 409A(a)(2)(A)(i) (separation from service) to a "key employee" as defined under Code Section 409A(a)(2)(B)(i), shall not occur earlier than the earliest time permitted under Code Section 409A(a)(2)(B)(i). Notwithstanding any other provisions of the Plan, the Company does not guarantee to any Participant or any other person that any Award intended to be exempt from Section 409A of the Code shall be so exempt, nor that any Award intended to comply with Section 409A of the Code shall so comply, nor will the Company indemnify, defend or hold harmless any individual with respect to the tax consequences of any such failure.

20. NO REPRICING WITHOUT STOCKHOLDER APPROVAL

Other than in connection with a change in the Company's capitalization (as described in Section 13 above) the Option Price or Base Price of an Option or Stock Appreciation Right may not be reduced without stockholder approval (including canceling previously awarded Options in exchange for cash, other Awards, or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Award).

21. NONEXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval has any impact on existing qualified or nonqualified retirement, bonus or Option plans of the Company or creates any limitations on the power of the Board to adopt any other incentive arrangements that it may deem desirable, including, without limitation, the granting of stock

Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Incentive Bonuses otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

22. AMENDMENT

The Board at any time, and from time to time, may amend the Plan, subject to any required regulatory approval and subject to the limitation that, except as provided above in Section 13, no amendment is effective unless approved within 12 months after the date of the adoption of such amendment by the affirmative vote of the holders of a majority of the shares of the Company's Voting Stock present in person or represented by proxy at a duly held meeting at which a quorum is present (or by such greater vote as may be required by applicable law, regulation or provision of the certificate of incorporation or bylaws of the Company) if the amendment would, but for such approval, prevent the issuance of Incentive Stock Options under the Plan or cause the Plan to no longer comply with the requirements of Section 162(m) of the Code.

Except as provided in Section 13 above, rights and obligations under any Awards granted before amendment of the Plan may not be altered or impaired by amendment of the Plan in any manner having a significant adverse effect on a Grantee, except with the consent of the Grantee thereof.

23. TERMINATION OR SUSPENSION

The Board at any time may suspend or terminate the Plan. The Plan, unless sooner terminated, will terminate on the 10th anniversary of its adoption by the Board or its approval by the stockholders of the Company, whichever is earlier, but such termination will not affect any Award theretofore granted. No Award may be granted under the Plan while the Plan is suspended or after it is terminated. In general, no rights or obligations under any Award granted while the Plan is in effect will be altered or impaired by suspension or termination of the Plan, except with the consent of the person to whom the Award was granted. Any Award granted under the Plan may be terminated by agreement between the holder thereof and the Company and, in lieu of the terminated Award, a new Award may be granted.

24. MISCELLANEOUS

Nothing contained in the Plan (or in any written Award agreement) obligates the Company or any Subsidiary to continue for any period to elect any individual as a director or to employ an employee or consultant to whom an Award has been granted, or interfere with the right of the Company or any Subsidiary to vary the terms of the person's service or employment or reduce the person's compensation.

25. EXCULPATION AND INDEMNIFICATION

To the fullest extent permitted by applicable law and regulation, the Company will indemnify and hold harmless the members of the Board and the members of the Committee from and against any and all liabilities, costs, and expenses incurred by them as a result of any act, or omission to act, in connection with the performance of their duties, responsibilities, and obligations under the Plan, other than such liabilities, costs and expenses as may result from the gross negligence, bad faith, willful misconduct, or criminal acts of such persons.

26. GOVERNING LAW

The Plan and all actions taken thereunder are governed by and construed in accordance with the laws of the State of Nevada, without reference to the principles of conflict of laws thereof.

27. UNFUNDED PLAN

The Plan is unfunded and the Company is not required to segregate any assets in connection with any Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan or any Award agreement is based solely upon the contractual obligations that may be created as a result of the Plan or any such Award or agreement. No such obligation of the Company will be deemed to be secured by any pledge of, encumbrance on, or other interest in, any property or asset of the Company or any Subsidiary. Nothing contained in the Plan or any Award agreement will be construed as creating in respect of any Grantee (or beneficiary thereof or any other person) any equity or other interest of any kind in any assets of the Company or any Subsidiary or creating a trust of any kind or a fiduciary relationship of any kind between the Company, any Subsidiary and/or any such Grantee, any beneficiary thereof or any other person.

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Appendix B

Amended and Restated

Bally Technologies, Inc.

2008 Employee Stock Purchase Plan

(amended and restated as of October 22, 2013)

1. PURPOSE

1.1 The purpose of the Plan is to provide a means by which Employees of the Bally Technologies, Inc. and designated Related Corporations (collectively "the Company") may be given an opportunity to purchase shares of the Common Stock of the Company.

1.2 The Company, with the assistance of the Plan, seeks to retain the services of its Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

1.3 The Company intends the Plan to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the provisions of the Plan shall be construed in a manner consistent with the requirements of Section 423 of the Code.

1.4 The Company intends that the Purchase Rights granted under the Plan be considered options issued under an Employee Stock Purchase Plan.

2. DEFINITIONS

2.1 "**Account**" means the account maintained on behalf of a Participant to which is credited (i) payroll deductions pursuant to Section 8 and (ii) shares of Common Stock acquired upon exercise of an option pursuant to Section 7.

2.2 "**Authorization Form**" means a form established by the Board authorizing payroll deductions as set forth in Section 8 and such other terms and conditions as the Board from time to time may determine.

2.3 "**Board**" means the Board of Directors of the Company.

2.4 "**Code**" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein shall be a reference to any successor or amended section of the Code.

2.5 "**Committee**" means a committee appointed by the Board in accordance with Section 3.3 of the Plan.

2.6 "**Common Stock**" means the common stock of Bally Technologies, Inc. or any securities into which such common stock may be converted.

2.7 "**Company**" means Bally Technologies, Inc., collectively with any Related Corporation.

2.8 "**Corporate Transaction**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

2.8.1 a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company;

2.8.2 a sale or other disposition of at least a majority of the voting power of the outstanding equity securities of the Company;

2.8.3 a merger, consolidation or similar transaction following which the Company is not the surviving controlling corporation;

2.8.4 a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise; or

2.8.5 a liquidation or dissolution of the Company.

2.9 "**Director**" means a member of the Board.

2.10 "**Eligible Employee**" means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

2.11 "**Eligible Earnings**" means an Eligible Employee's base salary/base wages, commissions and overtime pay paid during the portion of an Offering during which such Eligible Employee is participating in such Offering. For avoidance of doubt, cash bonuses and other forms of incentive compensation and income generated from stock awards shall not be included in "Eligible Earnings".

2.12 "**Employee**" means any person, including Officers and Directors, who is employed for purposes of Section 423(b)(4) of the Code by the Company, but excluding (a) leased employees, as described in Section 414(n) of the Code, and (b) any payroll service bureau or employment agency employee, i.e., an individual for whom the direct pay or compensation with respect to the performance of services for the Company is paid by any outside entity, including, but not limited to, a payroll service bureau or employment agency. The determination whether an individual is a payroll service bureau employee or employment agency employee shall be made solely based on the method of paying the individual for his or her services, without regard to whether the individual is considered a common law employee of the Company for any other purpose. Neither service as a Director nor payment of a Director's fee shall be sufficient to make an individual an Employee of the Company.

2.13 "**Employee Stock Purchase Plan**" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423 of the Code.

2.14 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

2.15 "**Fair Market Value**" means the value of a security, as determined in good faith by the Board. If the Common Stock is listed on any established stock exchange or market, the Fair Market Value of the Common Stock, unless otherwise determined by the Board, shall be the closing sales price (rounded up where necessary to the nearest whole cent) for such security (or the closing bid, if no sales were reported for that business day) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the Trading Day prior to the relevant determination date, as reported in The Wall Street Journal or such other source as the Board deems reliable.

2.16 "**Offering**" shall means a period of three (3) months, or such other period of time as determined from time to time by the Committee. In no event shall an Offering exceed twenty-seven (27) months. The first Offering shall commence after shareholder approval of the Plan.

2.17 "**Offering Date**" means a date selected by the Board for an Offering to commence.

2.18 "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.19 "**Participant**" means an Eligible Employee who holds an outstanding Purchase Right granted pursuant to the Plan.

2.20 "**Plan**" means this Amended and Restated Bally Technologies, Inc. 2008 Employee Stock Purchase Plan.

2.21 "**Purchase Date**" means the date during an Offering established by the Board on which Purchase Rights granted under the Plan shall be exercised and as of which purchases of shares of Common Stock shall be carried out in accordance with such Offering. A Purchase Date must be a Trading Day.

2.22 "**Purchase Right**" means an option to purchase shares of Common Stock granted pursuant to the Plan.

2.23 "**Related Corporation**" means any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

2.24 "**Securities Act**" means the Securities Act of 1933, as amended.

2.25 "**Trading Day**" means any day the exchange(s) or market(s) on which shares of Common Stock are listed is open for trading.

3. ADMINISTRATION

3.1 The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3.3. The Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable, regardless of whether the Board has delegated Plan administration to a Committee.

3.2 The Board (or a Committee designated by the Board) shall have the power, subject to and within the limitations of the express provisions of the Plan:

3.2.1 To determine when and how Purchase Rights to purchase shares of Common Stock shall be granted and the provisions of each Offering of such Purchase Rights (which need not be identical);

3.2.2 To designate from time to time which Related Corporations of the Company shall be eligible to participate in the Plan and which Employees of designated Related Corporations shall be eligible to participate in the Plan;

3.2.3 To construe and interpret the Plan and Purchase Rights granted under the Plan, and to adopt, amend and rescind any rules and regulations which it deems desirable and appropriate for the administration of the Plan, to construe and interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. Decisions of the Board shall be final and binding upon all Participants;

3.2.4 To amend the Plan as provided in Section 15; and

3.2.5 Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

3.3 The Board may delegate administration of the Plan to a Committee of the Board composed of one (1) or more members of the Board. The Committee will serve for such period of time as the Board may specify. If the Board delegates administration to a Committee, then the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as the Board may adopt from time to time. The Committee shall have full power and authority to adopt, amend and rescind any rules and regulations which it deems desirable and appropriate for the proper administration of the Plan, to construe and interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Board shall be final and binding upon all Participants.

3.4 The Board may abolish or change the composition of the Committee at any time and, if abolished, revest in the Board the administration of the Plan. If the Board delegates administration to a Committee, then references to the Board in this Plan and in any Offering document shall thereafter be deemed to be the Committee, as appropriate.

3.5 In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Company, members of the Board and of the Committee shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted under the Plan, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at his or her own expense to handle and defend the same.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN

4.1 Subject to the provisions of Section 14, up to 850,000 aggregate shares of Common Stock may be sold pursuant to Purchase Rights granted under the Plan. If the total number of shares which would otherwise be subject to options granted under the Plan on an Offering Date exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Board shall make a pro rata allocation of the shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Board shall give written notice to each Participant of such reduction of the number of option shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary. If any Purchase Right granted under the Plan shall for any reason terminate without having been exercised, the shares of Common Stock not purchased under such Purchase Right shall again become available for issuance under the Plan.

4.2 The shares of Common Stock subject to the Plan may be unissued shares, authorized and issued shares held in the Company's treasury or Common Stock acquired on the open market at prevailing market prices or otherwise.

5. GRANT OF PURCHASE RIGHTS; OFFERING

5.1 The Board may from time to time grant or provide for the grant of Purchase Rights of Common Stock under the Plan to Eligible Employees in an Offering on an Offering Date or Offering Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights to purchase shares of Common Stock under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 6 through 9, inclusive. Unless and until altered by the Board, each Offering shall be three (3) months in duration.

6. ELIGIBILITY

6.1 Purchase Rights may be granted only to Employees of the Company. Except as provided in Section 6.2, an Employee shall be ineligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee has been in the employ of the Company for such continuous period preceding such Offering Date as the Board may require, but in no event shall the required period of continuous employment be greater than two (2) years. In addition, the Board may provide that no Employee shall be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee's customary employment with the Company is more than twenty (20) hours per week and more than five (5) months per calendar year.

6.2 The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee shall, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right shall thereafter be deemed to be a part of that Offering. Such Purchase Right shall have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

6.2.1 the date on which such Purchase Right is granted shall be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

6.2.2 the period of the Offering with respect to such Purchase Right shall begin on its Offering Date and end coincident with the end of such Offering; and

6.2.3 the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she shall not receive any Purchase Right under that Offering.

6.3 No Employee may participate in the Plan if, immediately after a Purchase Right is granted, the Employee owns, or is considered to own (within the meaning of Code Section 424(d)), Common Stock, including Common Stock which the Employee may purchase by conversion of convertible securities or under outstanding options granted by the Company, representing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company. For purposes of this Section 6.3, the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and Common Stock which such Employee may purchase under all outstanding Purchase Rights and options shall be treated as stock owned by such Employee.

6.4 As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the Plan only if such Purchase Rights do not permit such Eligible Employee's rights to purchase Common Stock of the Company to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such Purchase Rights are granted, and which, with respect to the Plan, shall be determined as of their respective Offering Dates) for each calendar year in which such Purchase Rights are outstanding at any time; for purposes of this limitation, there shall be counted only options to which Section 423 of the Code applies. For purposes of the Plan, an option is "granted" on a Participant's Offering Date. An option will expire upon the earlier to occur of (i) the termination of a Participant's participation in the Plan or such Offering; (ii) the grant of an option to such Participant on a subsequent Offering Date; or (iii) the termination of the Offering. This Section 6.4 shall be interpreted so as to comply with Code Section 423(b)(8).

6.5 Officers of the Company, if they are otherwise Eligible Employees, shall be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that

Employees who are highly-compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate in the Offering.

7. PURCHASE RIGHTS; PURCHASE PRICE

7.1 On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, shall be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding ten percent (10%) (or such greater or lesser percentage as determined by the Board prior to the commencement of an Offering) of such Employee's Eligible Earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering. Unless the Board expressly determines otherwise, an Eligible Employee may designate up to ten percent (10%) of his or her Eligible Earnings for an Offering to be applied to the purchase of shares of Common Stock in such Offering.

7.2 The Board shall establish one Purchase Date during an Offering on which Purchase Rights granted under the Plan and pursuant to that Offering shall be exercised and purchases of shares of Common Stock shall be carried out in accordance with such Offering.

7.3 In connection with each Offering made under the Plan, the Board may specify a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering. In connection with each Offering made under the Plan, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro-rata allocation of the shares of Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

7.4 Unless and until altered by the Board, the purchase price of shares of Common Stock acquired pursuant to Purchase Rights granted under the Plan shall be equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

8. PARTICIPATION; WITHDRAWAL; TERMINATION

8.1 An Eligible Employee may become a Participant in the Plan pursuant to an Offering by delivering an Authorization Form to the Company within the time specified in the Offering, in such form as the Company may provide. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board of such Participant's Eligible Earnings during the Offering. The payroll deductions made for each Participant shall be credited to a Participant's Account under the Plan and shall be deposited with the general funds of the Company. To the extent provided in the Offering, a Participant may reduce (including to zero), but may not, unless otherwise determined by the Board, increase such payroll deductions. To the extent provided in the Offering, a Participant may begin such payroll deductions after the beginning of the Offering. A Participant may make additional payments into his or her Account only if specifically provided for in the Offering and only if the Participant has not already had the maximum permitted amount withheld during the Offering. Notwithstanding any other provisions of the Plan to the contrary, in locations where local law prohibits payroll deductions, an eligible Employee may elect to participate through contributions to his or her Account under the Plan in a form acceptable to the Board.

8.2 Under procedures and at times established by the Board, a Participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company may provide. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated payroll deductions and/or other contributions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the Participant) under the Offering, without interest (unless otherwise specified in the Offering), such Participant's interest in that Offering shall be automatically terminated and no further payroll deductions and/or other contributions for the purchase of Common Stock will be made during the Offering. A Participant's withdrawal from an Offering shall have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan, but such Participant shall be required to deliver a new Authorization Form in order to participate in subsequent Offerings under the Plan. The Company may establish rules pertaining to the timing of withdrawals, limiting the frequency with which Participants may withdraw and re-enroll in the Plan and may impose a waiting period on Participants wishing to re-enroll following withdrawal. Unless and until altered by the Board, a Participant may elect to reduce his or her future payroll deductions at any time during an Offering but may not elect to increase his or her future payroll deductions during an Offering. Any elections shall be implemented by the Company within an administratively reasonable period of time.

8.3 Purchase Rights granted pursuant to any Offering under the Plan shall terminate immediately upon a Participant ceasing to be an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated or otherwise ineligible Employee or, in the case of death, to the Participant's heirs or estate, all of his or her accumulated payroll deductions and/or other contributions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the terminated or otherwise ineligible Employee) under the Offering, without interest (unless otherwise specified in the Offering). The Board may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among any of the Company's Related Corporations, and the Board may establish termination-of-employment procedures for this Plan that are independent of similar rules established under other benefit plans of the Company; provided that subject to Section 19, such procedures are not in conflict with the requirements of Section 423 of the Code.

8.4 Neither payroll deductions or other contributions credited to a Participant's Account, nor any Purchase Rights granted under the Plan shall be transferable by a Participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in Section 13 and, during a Participant's lifetime, shall be exercisable only by such Participant. Any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her Purchase Rights, other than as permitted by the Code, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 8.2.

9. EXERCISE

9.1 On each Purchase Date during an Offering, each Participant's accumulated payroll deductions and/or other contributions specifically provided for in the Offering (without any increase for interest) shall be automatically applied to the purchase of shares of Common Stock up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of Purchase Rights granted under the Plan unless specifically provided for in the Offering. The Company or its designee may make such provisions and take such action as it deems necessary or appropriate for the withholding of taxes or other amounts which the Company is required to withhold by applicable law. Each Participant, however, shall be responsible for payment of all individual tax liabilities arising under the Plan. The shares of Common Stock purchased upon exercise of an option hereunder shall be considered for tax purposes to be sold to the Participant on the Purchase Date. During his or her lifetime, a Participant's option to purchase shares of Common Stock hereunder is exercisable only by him or her.

9.2 If any amount of accumulated payroll deductions and/or other contributions remains in a Participant's Account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the Purchase Date of an Offering, then such remaining amount shall be held in each such Participant's Account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from such next Offering, as provided in Section 8.2, or is not eligible to participate in such Offering, as provided in Section 6, in which case such amount shall be distributed to the Participant after such Purchase Date, without interest (unless otherwise specified in the Offering).

9.3 No Purchase Rights granted under the Plan may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign, and other securities and other laws applicable to the Plan. If, on a Purchase Date during any Offering hereunder the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights granted under the Plan or any Offering shall be exercisable on such Purchase Date. If, on the Purchase Date under any Offering hereunder, the shares of Common Stock are not registered and the Plan is not in such compliance, options granted under the Plan which are not in compliance shall not be exercisable and all payroll deductions and/or other contributions accumulated during the Offering shall be returned to the Participants, without interest. The provisions of this Section 9.3 shall comply with the requirements of Section 423(b)(5) of the Code to the extent applicable. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

9.4 As soon as practicable after the exercise of an option, the Company shall deliver to the Participant a record of the Common Stock purchased and the balance of any amount of payroll deductions and/or other contributions credited to the Participant's Account not used for the purchase, except as specified below. The Board may permit or require that shares be deposited directly with a broker designated by the Board or to a designated agent of the Company, and the Board may utilize electronic or automated methods of share transfer. The Board may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. The Company shall retain the amount of payroll deductions and/or other contributions used to purchase Common Stock as full payment for the Common Stock and the Common Stock shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other stockholder rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 9. The Board may in its discretion direct the Company to retain in a Participant's Account for the subsequent Offering any payroll deductions which are not sufficient to purchase a whole share of Common Stock or return such amount to the Participant. Any other amounts left over in a Participant's Account after a Purchase Date shall be returned to the Participant.

10. COVENANTS OF THE COMPANY

10.1 During the terms of the Purchase Rights granted under the Plan, the Company shall ensure that the amount of shares of Common Stock required to satisfy such Purchase Rights are available.

10.2 The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of Common Stock upon exercise of the Purchase Rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of shares of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell shares of Common Stock upon exercise of such Purchase Rights unless and until such authority is obtained.

11. USE OF PROCEEDS FROM SHARES OF COMMON STOCK

Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights granted under the Plan shall constitute general funds of the Company.

12. RIGHTS AS A STOCKHOLDER

A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights granted under the Plan unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights granted under the Plan are recorded in the books of the Company (or its transfer agent).

13. DESIGNATION OF BENEFICIARY

13.1 A Participant may file a written designation of a beneficiary who is to receive any shares of Common Stock and/or cash, if any, from the Participant's Account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such shares of Common Stock or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's Account under the Plan in the event of such Participant's death during an Offering. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective, to the extent required by local law.

13.2 The Participant (and if required under the preceding sentence, his or her spouse) may change such designation of beneficiary at any time by written notice. Subject to local legal requirements, in the event of a Participant's death and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate. The provisions of this Section 13.2 shall in no event require the Company to violate local law, and the Company shall be entitled to take whatever action it reasonably concludes is desirable or appropriate in order to transfer the assets allocated to a deceased Participant's Account in compliance with local law.

14. ADJUSTMENTS UPON CHANGES IN SECURITIES; CORPORATE TRANSACTIONS

14.1 Subject to any required action by the stockholders of the Company, if any change is made in the shares of Common Stock, subject to the Plan, or subject to any Purchase Right, without the receipt of consideration by the Company (through merger, consolidation, spin-off, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, reverse stock split, liquidating dividend, combination or reclassification of shares (including any such change in the number of shares of Common Stock effected in connection with a change in domicile of the Company), exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan shall be equitably adjusted in the type(s), class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to Section 4.1, and the outstanding Purchase Rights granted under the Plan shall be appropriately adjusted in the type(s), class(es), number of shares and purchase limits of such outstanding Purchase Rights. The Board shall make such adjustments, and take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

14.2 In the event of a Corporate Transaction, then: (i) any surviving or acquiring corporation may continue or assume Purchase Rights outstanding under the Plan or may substitute similar rights (including a right to acquire the same consideration paid to stockholders in the Corporate Transaction) for those outstanding under the Plan, or (ii) if any surviving or acquiring corporation does not assume such Purchase Rights or does not substitute similar rights for Purchase Rights outstanding under the Plan, then, the Participants' accumulated payroll deductions and/or other contributions (exclusive of any accumulated interest that cannot be applied toward the purchase of shares of Common Stock under the terms of the Offering) shall be used to purchase shares of Common Stock immediately prior to the Corporate Transaction under the ongoing Offering, and the Participants' Purchase Rights under the ongoing Offering shall terminate immediately after such purchase.

14.3 In the event of the proposed liquidation or dissolution of the Company, the Offering will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions and/or other contributions will be refunded without interest to the Participants.

15. AMENDMENT OF THE PLAN

15.1 The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 14 relating to adjustments upon changes in securities and except as to amendments solely to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange or market control, or regulatory treatment for Participants or the Company, no amendment to the Plan shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code or other applicable laws or regulations, including the rules and regulations of the applicable exchange or market.

15.2 It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to employee stock purchase plans and/or to bring the Plan and/or Purchase Rights granted under the Plan into compliance therewith.

15.3 The rights and obligations under any Purchase Rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws or regulations, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

16. TERMINATION OR SUSPENSION OF THE PLAN

16.1 The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate at the time that all of the shares of Common Stock reserved for issuance under the Plan, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

16.2 Any benefits, privileges, entitlements, and obligations under any Purchase Rights granted under the Plan while the Plan is in effect shall not be impaired by suspension or termination of the Plan prior to the end of the Offering in which such suspension or termination occurs except (i) as expressly provided in the Plan or with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, regulations, or listing requirements, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

17. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective as determined by the Board, but no Purchase Rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

18. MISCELLANEOUS PROVISIONS

18.1 The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering shall in any way alter the at-will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company, or on the part of the Company to continue the employment of a Participant.

19. BOARD RULES FOR FOREIGN JURISDICTIONS

The Board may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Board is specifically authorized to adopt rules and procedures regarding handling of payroll deductions and/or other contributions by Participants, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates, which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Section 423(b) of the Code, including, but not limited to, the requirement of Section 423(b)(5) of the Code that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not the Plan. The Board may also adopt sub-plans applicable to particular Related Corporations or locations, which sub-plans may be designed to be outside the scope of Code section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 4, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

20. REPORTS

Individual accounts shall be maintained for each Participant in the Plan. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions and/or other contributions, the Purchase Price, the number of shares of Common Stock purchased, and the remaining cash balance, if any.

21. NOTICES

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. ADDITIONAL RESTRICTIONS OF RULE 16b-3

The terms and conditions of options granted hereunder to, and the purchase of shares of Common Stock by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the shares of Common Stock issued upon exercise thereof shall be subject to, such additional conditions and restrictions, if any, as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

23. GOVERNING LAW

This Plan shall be governed by applicable laws of the State of Nevada and applicable federal law.

24. MISCELLANEOUS

(a) Notwithstanding anything to the contrary contained herein, no interest shall accrue on the payroll deductions and/or other contributions of a Participant in the Plan unless otherwise required under applicable laws, in which case any Employees affected by such applicable laws shall be deemed to be participating in a sub-plan, unless the Board or the Committee otherwise expressly provides that such Employees shall be treated as participating in the Plan.

(b) Notwithstanding anything to the contrary contained herein, all payroll deductions and/or other contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll reductions and/or other contributions unless otherwise required under applicable laws.